As filed with the Securities and Exchange Commission on July 10, 2012.

Registration No. 333-179978

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FENDER MUSICAL INSTRUMENTS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	3931	33-0081996
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

17600 North Perimeter Drive, Suite 100

Scottsdale, Arizona 85255

(480) 596-9690

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark D. Van Vleet

Chief Legal Officer

Fender Musical Instruments Corporation

17600 North Perimeter Drive, Suite 100

Scottsdale, Arizona 85255

(480) 596-9690

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alison S. Ressler John L. Savva Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 (650) 461-5600	Kevin P. Kennedy Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholder are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 10, 2012

Prospectus

10,714,286 shares

Fender Musical Instruments Corporation

Common stock

This is an initial public offering of common stock by Fender Musical Instruments Corporation. We are selling 7,142,857 shares of common stock. The selling stockholder identified in this prospectus is selling 3,571,429 shares of common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $13.00 and $15.00 per share.

We have applied to have our shares of common stock listed on the Nasdaq Global Select Market, subject to notice of issuance, under the symbol “FNDR.” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, will be subject to reduced public company reporting requirements.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to us, before expenses	$	$

Proceeds to selling stockholder, before expenses	$	$

Delivery of the shares of common stock is expected to be made on or about                     , 2012. The selling stockholder identified in this prospectus has granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions as set forth above, up to an additional 1,607,143 shares of our common stock. We will not receive any of the proceeds from the sale of shares by this selling stockholder if the underwriters exercise their option to purchase additional shares of common stock.

Investing in our common stock involves substantial risk. Please read “Risk factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	William Blair

Baird	Stifel Nicolaus Weisel	Wells Fargo Securities

                    , 2012

Fender
STRATOCASTER
ORIGINAL Contour Body
STAGE ENTRANCE
BEFORE 3
FENDER

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including our consolidated financial statements and related notes, and our risk factors beginning on page 17, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “FMIC,” the “company,” “we,” “us” and “our” in this prospectus to refer to Fender Musical Instruments Corporation and its subsidiaries on a consolidated basis.

Our company

We are a leading, global musical instruments company whose portfolio of music lifestyle brands brings the passion of music to life. Since the founding of our predecessor company by Leo Fender in 1946, we have built a comprehensive portfolio of brands led by the iconic Fender brand and other brands such as Squier, Jackson, Guild, Ovation and Latin Percussion, which we own, and Gretsch, EVH (Eddie Van Halen) and Takamine, for which we are the licensee. We believe that the Fender brand in particular is closely associated with the birth of rock ‘n roll and has a strong legacy in music and in popular culture. We believe our brands benefit from the fact that numerous current and historical musicians and groups use or have used our products. While a number of our brands, including Fender, have broad appeal, other brands in our portfolio offer products with distinct sounds or styles targeted at musicians in particular genres, including rock ‘n roll, country, jazz, heavy metal, blues and world music.

Our broad product portfolio includes fretted instruments (comprised of electric, acoustic and bass guitars, banjos, ukuleles, mandolins and resonator guitars), guitar amplifiers, percussion instruments and accessories. We believe our guitars and guitar amplifiers revolutionized the way music is written, played and heard. We design and market our products to a variety of musicians from beginners to professionals across a broad range of prices.

In 2011, we had the #1 market share by revenue in the United States in electric, acoustic and bass guitars and electric and bass guitar amplifiers, according to data provided by MI Sales Trak as of December 2011. In addition, since the acquisition of Kaman Music Corporation (now known as KMC Musicorp), or KMC, in 2007, we believe we have been one of the largest independent distributors of musical instrument accessories in the United States. To support our brands and product leadership, we continue to bring new and innovative products to market that inspire our consumers and enhance brand loyalty.

We distribute our products globally in over 85 countries through what we believe to be one of the largest direct-to-retail sales forces in the musical instruments industry in the United States, Canada, Europe and Mexico, as well as through a network of distributors in selected international markets. We sell our products through independent and national music retailers, mass merchants, online and catalog retailers and third-party distributors. In fiscal 2011, we generated 58.7% of our gross sales before discounts and allowances from the independent channel (representing over 13,000 independently-owned music stores), 23.5% collectively from the national channel, mass merchants and online and catalog retailers, and 17.8% from third-party distributors. Gross sales before discounts and allowances is comprised of our product sales but, unlike net sales, does not include licensing income and dealer freight collection, and is not net of cash discounts, sales return allowances and rebates.

Our strategically managed global supply chain is comprised of a network of our own manufacturing facilities in the United States and Mexico, distribution and warehouse facilities in North America (the United States and Canada) and Europe, and established sourcing relationships with original equipment manufacturers, or OEMs, and suppliers in Asia, Europe, North America and Mexico. We primarily manufacture our products that are sold at higher price points in the United States.

Our brand portfolio, broad selection of products, longstanding culture of ongoing innovation and new product introductions, global supply chain and distribution network and strong consumer loyalty have been key drivers of our financial performance. Our net sales were $612.5 million in fiscal 2009, $617.8 million in fiscal 2010 and $700.6 million in fiscal 2011; our net income was $10.8 million in fiscal 2009, a net loss of $1.7 million in fiscal 2010 and net income of $19.0 million in fiscal 2011; and our adjusted EBITDA was $43.8 million in fiscal 2009, $23.6 million in fiscal 2010 and $52.9 million in fiscal 2011. For the first quarter of fiscal 2012, our net sales were $173.8 million, our net income was $1.9 million and our adjusted EBITDA was $10.7 million, compared to net sales of $170.1 million, net income of $6.9 million and adjusted EBITDA of $11.6 million for the first quarter of fiscal 2011. See “—Recent developments” for a discussion of available information on our second quarter of fiscal 2012. See “Summary consolidated financial data—Non-GAAP financial measures” for the definition of adjusted EBITDA and a reconciliation from net income (loss) to adjusted EBITDA.

Market opportunity

We operate in the global musical instruments and accessories industry, which generated approximately $15.8 billion in global retail sales and $6.4 billion in U.S. retail sales in 2010, according to the December 2011 edition of Music Trades magazine. The musical instruments and accessories industry generated approximately $6.6 billion in U.S. retail sales in 2011, according to the April 2012 edition of Music Trades magazine. The categories of retail musical products that we address, including fretted instruments, instrument amplifiers, percussion products and general accessories, generated an estimated $5.0 billion in U.S retail sales in 2011, according to the April 2012 edition of Music Trades magazine.

We believe our opportunities for sales growth are supported by several long-term trends that we think will increase consumer demand for our products, including the continued popularity of guitar-based music and bands and visibility of guitars in popular culture; increasing accessibility as improvements in manufacturing techniques are resulting in high-quality instruments at relatively low retail prices; technological advancements that continue to enhance a consumer’s ability to access, learn, create, personalize and distribute music; increasing popularity and gradual incorporation of guitar-based music in some large, emerging markets like China and India; and increasing availability of guitar-based music and alternative music education programs. We cannot, however, be certain whether or when these market and industry trends will increase the demand for, or sales of, our products.

The musical instruments industry is highly fragmented and is served by a variety of companies, including independent instrument makers, large multinational corporations, technology-based electronics manufacturers and print publishers. To the extent that there is future industry consolidation, we believe that our previous experience with acquisitions and partnerships and our global scale will enhance our ability to make strategic acquisitions or enter into strategic partnerships as opportunities arise.

Our competitive strengths

Portfolio of lifestyle brands and associations with leading musicians

We have a portfolio of some of the most recognized global music lifestyle brands and products. Our brands are used by many of the world’s best known musicians and groups, both current and historical. We believe that the use of our products by these professional musicians, whose popularity and actions often influence consumers, results in consumers aspiring to own our products and inspires them to create their own music using our products. We collaborate with many of these famous musicians through our Signature Artist Program, in which these musicians provide specifications for instruments bearing their signatures and endorse their signature instruments, which are then marketed and sold to our customers. We also have a dedicated Artist Relations group that works closely with professional musicians to meet their musical instrument needs, including through custom made products.

Industry leader with broad product portfolio

In 2011, we had the #1 market share by revenue in electric, acoustic and bass guitars and electric and bass guitar amplifiers according to data provided by MI Sales Trak as of December 2011, and were the leading U.S.-based supplier by revenue to the overall musical instruments industry, according to the April 2012 edition of Music Trades magazine. In fiscal 2011, fretted instruments, guitar amplifiers, percussion products, and accessories and other products represented 59.9%, 12.1%, 9.1% and 18.9%, respectively, of our gross sales before discounts and allowances. We believe the broad and diversified range of products in our portfolio helps to mitigate the impact of economic cycles, as sales of some product categories are less affected than others by economic downturns. We have expanded our product portfolio through a combination of innovation, strategic acquisitions, joint ventures and licensing arrangements. We believe that our range of brands and products positions us to be a strategic and reliable supplier to our retail partners and consumers.

Heritage of innovation and new product introductions

With the creation of the Telecaster guitar and Stratocaster guitar over 50 years ago, we began a tradition of innovation that continues today. We believe that we have had a profound influence on the evolution of the music industry – for example, we produced the Precision Bass, which we believe was the first commercially successful electric bass guitar and a key enabler of rock ‘n roll music. We have demonstrated an ability to continuously develop and introduce innovative products and features that are designed to grow the market for our products and enhance our brands. An example is our Fender Mustang amplifier, which we introduced in fiscal 2010. This product includes the FUSE software platform, which lets musicians connect to an online community where they can play, edit and share their own music. In addition, we often collaborate with leading artists through our Signature Artist Program and incorporate their ideas into our designs. Our Custom Shop, where we design and build custom and limited edition electric and bass guitars, also serves as a laboratory for the generation of ideas that can be more widely incorporated in our products.

Leading global footprint

We have developed global design, production and distribution capabilities and longstanding customer relationships that we believe would be difficult to replicate. We believe the scale and quality of our direct-to-retail sales force and distributor network enhance the loyalty of our retail partners and position us to become an increasingly important manufacturer and supplier in the industry. By facilitating a positive in-store experience at our retail partners and providing customer service programs, we believe we further enhance our brands and build consumer loyalty. Our manufacturing platform provides scalability and volume flexibility as we have a balanced mix of products manufactured internally and sourced externally. This infrastructure allows us to rapidly respond to the changing needs of consumers in our key markets, while maintaining the quality of our products.

Experienced senior management team and skilled workforce

We have assembled an experienced senior management team led by Larry Thomas, our Chief Executive Officer. Our senior management team brings together a deep knowledge of our industry, products, mission and culture, and an execution-oriented operating philosophy that are critical to our success. This extensive experience goes beyond senior management and deep into the organization. We believe that our company culture and the strength of our brands enable us to attract and retain highly-talented employees who share our passion for music and interact with our retail partners and consumers in an authentic and credible way.

Our strategy

Increase awareness and consumer loyalty as lifestyle brands

We intend to continue to develop our brands as lifestyle brands through a variety of activities. An important component of this strategy is to increase our brands’ presence outside of our normal retail channels, such as at global music festivals, where consumers can directly interact with our products. We intend to continue to increase our social media presence through tools such as Facebook and Twitter, and to engage directly with consumers through online lifestyle communities focused on artist-driven music content. In addition, we intend to tailor our marketing communications to cultivate our aspirational lifestyle brands’ images and also to develop products to meet specific consumer preferences. We believe that applying the marketing and branding strategies that have been successful with our Fender brand can increase consumer awareness of, and loyalty to, other brands in our portfolio that we believe have potential to generate additional revenue and increase market share. We cannot be certain, however, whether or when our marketing and branding strategies will generate additional revenue or increase market share.

Expand our product offering through continued innovation

We intend to continue our tradition of innovation to bring new products and features to consumers, while maintaining the quality of our products. Over the last two years, we have increased the pace at which we bring new products to market through more robust innovation processes and expanded the breadth of new products introduced. A recent example is our Fender Select line of hand-crafted production guitars, which we introduced in January 2012 and which utilize premium materials and are priced at a higher price point than our standard line of Fender guitars. Our new product releases have the potential to produce additional revenue streams, as well as provide us with an opportunity to update and refresh our existing product lines. We believe that new product releases also create an aspirational desire for consumers to upgrade and purchase new products. We cannot be certain, however, whether or when our new product releases will produce additional revenue streams.

Accelerate our international growth

We intend to extend our reach to a broader global consumer base that might not otherwise be exposed to our products. Over the past 10 years, we have experienced international sales growth as we have entered new markets and introduced additional products into established international markets. Our gross sales before discounts and allowances in markets outside of the United States grew from $81.5 million in fiscal 2001 to $329.7 million in fiscal 2011. We believe that international markets will provide growth opportunities in the near to intermediate term, and we intend to expand our reach in countries where we have not historically focused our sales efforts; increase sales of our KMC products outside the United States; and grow our direct-to-retail sales internationally in markets that we believe present opportunities for additional growth. We cannot be certain, however, whether or when these market and industry trends will increase the demand for, or sales of, our products.

Expand our licensing and co-branding activities

We believe licensing our trademarks such as Fender and others builds awareness of our brands and furthers our strategy of reaching new consumers, while developing additional relationships with existing consumers through new products. We believe that these licensing agreements typically offer low investment costs and attractive margin opportunities without the risk of cannibalizing existing product sales. We intend to expand our licensing activities to additional products in new and existing categories and further expand our licensing activities outside the United States. In addition, we intend to continue to pursue non-revenue generating co-branding initiatives, which we believe further increase our exposure and position our products as lifestyle brands by leveraging our partners’ resources and consumer reach beyond the musical instruments industry.

Continue to be a partner of choice for strategic relationships

We believe that our experience in acquisitions and partnerships and our global scale enhance our ability to complete acquisitions and form strategic relationships within the musical instruments industry. We intend to build on our experience in acquisitions and strategic relationships by continuing to evaluate potential acquisition opportunities, license agreements, distribution arrangements and other strategic relationships. We evaluate these opportunities based on the potential to leverage our marketing, sales, distribution, sourcing and manufacturing capabilities to add value and contribute to growth with new brands and products. Over the last 15 years, we have executed a variety of acquisitions of companies and assets and entered into licensing and distribution arrangements that have expanded our brand portfolio.

Promote operational efficiencies

We intend to continue to drive operational efficiencies to improve our operating margin while maintaining or enhancing the quality of our products. In addition, we intend to continue investing in manufacturing technologies, such as robotic painting, to improve product quality, increase capacity and lower cost. We also plan to improve our wood storage, climate control and wood grading practices and expand our capability to manufacture the raw pieces of wood used in the manufacture of guitars. We continually evaluate shifting additional production to manufacturing facilities with lower or more stable costs. For example, our Ensenada, Mexico manufacturing facility provides us with products at stable, relatively low costs, and we intend to explore opportunities to move additional production to that facility.

Risks related to our business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk factors.” Some of these risks are:

•	Recent difficult economic conditions have adversely affected consumer purchases of discretionary items, such as our products, and may continue to harm our business and results of operations.

•

We derived approximately 27.3% of our net sales in fiscal 2011, and approximately 25.5% of our net sales in the first quarter of fiscal 2012, from Europe, and the financial uncertainty in Europe could significantly harm our business and results of operations.

•	Our ability to increase our net sales will depend in large part on growth in the markets for our products.

•	If we are not able to accurately forecast demand for our products, our business and results of operations would be harmed.

•	If we are unable to anticipate and respond to changes in consumer demand and trends, our net sales, business and results of operations would suffer.

•	Any delay in the delivery of our products to customers could harm our business and results of operations.

•

We depend on OEMs for production of a significant portion of our products. If we are unable to maintain these manufacturing relationships or enter into additional or different arrangements as needed, our net sales would suffer.

•	Any disruption we experience at our manufacturing facilities or our distribution system or any disruption at our OEMs could hurt our ability to deliver our products to customers.

•	Our OEMs may not continue to produce products that are consistent with our standards, which could damage the value of our brands and harm our business and results of operations.

•	Any disruption in the supply of raw materials and components we and third parties need to manufacture our products could harm our net sales.

•

We may be subject to the enforcement of regulations and laws relating to the importation and use of certain raw material, which could adversely affect our ability to use certain raw materials and harm our business.

•

We depend on our relationships with dealers and their ability to sell our products, and one dealer is responsible for a significant percentage of our net sales. Any disruption in these relationships could harm our net sales.

•	For sales in some countries outside the United States, we rely in part on third party distributors and are subject to the risk that these distributors may not effectively sell our products.

•

We are subject to credit risk associated with our largest customer, whose corporate family rating and probability of default rating was downgraded by Moody’s Investors Service in November 2010 to Caa2 (which Moody’s defines as “poor standing and subject to very high credit risk”) from Caa1, and affirmed by Moody’s Investors Service at Caa2 in February 2012. This customer and its affiliates accounted for approximately 15.8% and 17.2% of our net sales in fiscal 2011 and the first quarter of fiscal 2012, respectively, and approximately 16.6% of our accounts receivable as of April 1, 2012.

•

Weston Presidio and our directors and officers and insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters. Upon completion of this offering, funds and a director affiliated with Weston Presidio will beneficially own 17.8% of our outstanding common stock, and our other directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 10.1% of our outstanding common stock.

Recent developments

Our unaudited consolidated financial data for the fiscal quarter ended July 1, 2012, or the second quarter of fiscal 2012, presented below are preliminary, based upon our estimates and subject to completion of our financial closing procedures. These data have been prepared by and are the responsibility of management. Our independent registered public accounting firm, KPMG LLP, has not audited, reviewed, compiled or performed any procedures, and does not express an opinion or any other form of assurance with respect to these data. Although we believe that the estimates set forth below are reasonable, this summary is not a comprehensive statement of our financial results for this period, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized.

The following are preliminary estimates of the financial metrics listed below for the second quarter of fiscal 2012:

Net sales in the second quarter of fiscal 2012 is expected to be between $166 million and $168 million, a decrease of 0.4% at the midpoint of the range as compared to $167.7 million in the second quarter of fiscal 2011. Our net sales in the second quarter of fiscal 2011 was favorably impacted by filling the cancellable backlog created by a paint supply issue at our Corona, California manufacturing facility in fiscal 2010. See “Management’s discussion and analysis of financial condition and results of operations—Opportunities, challenges and risks.” As of January 2, 2011, we had approximately $26.2 million of cancellable backlog. We believe a substantial majority of this backlog related to this production problem and contributed to higher sales in the first and second quarters of fiscal 2011 as we filled the backlog. We estimate that approximately 2.5% of our net sales in the second quarter of fiscal 2011 resulted from filling the backlog from fiscal 2010, as described above.

Income from operations in the second quarter of fiscal 2012 is expected to be between $8.5 million and $8.9 million, a decrease of 13.9% at the midpoint of the range as compared to $10.1 million in the second quarter of fiscal 2011. The estimated decline in income from operations was mainly driven by our increased investment in labor related expenses estimated to be in the range of $1.6 million to $2.0 million due to increased headcount and salary increases and expenses incurred in connection with the establishment of an office in China of approximately $0.3 million. These increases were partially offset by an increase in overall effective prices for our products of approximately $0.6 million and improved factory operating efficiency of approximately $0.7 million in the second quarter of fiscal 2012.

Net income in the second quarter of fiscal 2012 is expected to be between $3.0 million and $3.4 million, a decrease of 5.9% at the midpoint of the range as compared to $3.4 million in the second quarter of fiscal 2011. In addition to the factors described with respect to income from operations above, our effective tax rate increased to approximately 37.2% for the second quarter of fiscal 2012 compared to 31.4% for the second quarter of fiscal 2011. The reductions in net income were partially offset by lower interest expense of approximately $2.0 million.

We have provided a range for the preliminary results described above primarily because our financial closing procedures for the second quarter of fiscal 2012 are not yet complete and, as a result, we expect that our final results upon completion of our closing procedures will vary from our preliminary estimates within the ranges as described above. We expect to complete our closing procedures with respect to the second quarter of fiscal 2012 in August 2012.

Corporate information

We were incorporated in Delaware in January 1985. Our principal executive offices are located at 17600 North Perimeter Drive, Suite 100, Scottsdale, Arizona 85255. Our telephone number is (480) 596-9690. Our website address is www.fender.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

We have a number of registered marks, including Fender®, Stratocaster®, Telecaster®, Precision Bass®, Jazz Bass®, Squier® and others, in several jurisdictions, including the United States, and we have also applied to register a number of other marks in various jurisdictions. This prospectus also contains trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Emerging growth company status

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or the Securities Act, for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The offering

Common stock offered by us	7,142,857 shares

Common stock offered by the selling stockholder	3,571,429 shares

Underwriters’ option to purchase additional shares	The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional 1,607,143 shares.

Common stock to be outstanding after this offering	26,361,833 shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $88.2 million, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $14.00 per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus. We intend to use the net proceeds to us to repay a portion of the amount outstanding under the term loan portion of our senior secured credit facility. We will not receive any proceeds from the sale of the shares sold by the selling stockholder. See “Use of proceeds.”

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to approximately 535,714 shares of our common stock being offered for sale to certain of our suppliers, business partners, customers, distributors, holders of more than 5% of our capital stock and artists with whom we have relationships, as well as some of our officers, directors and employees and certain of their family members. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Conflicts of interest	We expect to use more than 5% of the net proceeds from the sale of our common stock to repay indebtedness under the term loan portion of our senior secured credit facility owed by us to affiliates of J.P. Morgan Securities LLC who are lenders under the term loan portion of our senior secured credit facility. See “Use of proceeds.” Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority’s conduct rules. This rule provides generally that if at least 5% of the net proceeds from the sale of securities, not including underwriting compensation, is used to reduce or retire the balance of a loan or credit facility extended by the underwriters or their affiliates, a “qualified independent underwriter” meeting certain standards must participate in the preparation of this prospectus and exercise the usual standards of diligence with respect thereto. William Blair & Company, L.L.C. is assuming the responsibilities of acting as the qualified independent underwriter in conducting due diligence. See “Conflicts of interest” for a more detailed discussion of potential conflicts of interest.

Dividend policy	Currently, we do not anticipate paying cash dividends.

Proposed Nasdaq Global Select Market symbol	FNDR

The number of shares of our common stock to be outstanding following this offering is based on 19,218,976 shares of our common stock outstanding as of April 1, 2012, and excludes:

•	6,609,708 shares of common stock issuable upon exercise of options outstanding as of April 1, 2012 at a weighted average exercise price of $9.72 per share;

•

2,114,448 shares of common stock reserved for issuance under our 2012 Equity Compensation Plan (which includes 769,104 shares reserved for issuance under our predecessor equity compensation plans), which will become effective upon completion of this offering;

•

restricted stock units, representing the right, at the option of the company, to deliver 29,400 shares of common stock or an equivalent cash amount, of which 5,880 restricted stock units have vested as of April 1, 2012; and

•

49,000 shares of restricted stock that were granted to James A. Druckrey following commencement of his employment as our Executive Vice President and Chief Operating Officer and an additional 49,000 shares of restricted stock or an equivalent number of restricted stock units to be granted to Mr. Druckrey after 60 days of his employment.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a 98-for-1 stock split of our classes of common stock, which occurred on July 6, 2012;

•	the effectiveness of amendments to our certificate of incorporation as of March 5, 2012, which redesignated our class A common stock as common stock on a share-for-share basis;

•	the automatic conversion of our class B common stock and class C common stock into an aggregate of 8,468,964 shares of common stock upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional 1,607,143 shares of common stock from the selling stockholder in the offering.

Summary consolidated financial data

The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. Our summary consolidated statement of operations for each of the years ended January 3, 2010, January 2, 2011, and January 1, 2012, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the 13 weeks ended April 3, 2011, and April 1, 2012, and the balance sheet data as of April 1, 2012,from our unaudited interim financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements.

We operate and report financial information on a 52 or 53 week fiscal year ending on the Sunday closest to the end of December. The reporting periods contained in our audited consolidated financial statements included in this prospectus contain 53 weeks of operations in fiscal 2009, 52 weeks of operations in fiscal 2010 and 52 weeks of operations in fiscal 2011. The quarterly reporting periods contained in the unaudited consolidated financial statements included in this prospectus consist of 13 weeks ended on April 3, 2011, and April 1, 2012.

The historical results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period may not necessarily be indicative of the results that may be expected for a full year. The following summaries of our consolidated financial data for the periods presented should be read in conjunction with “Risk factors”, “Selected consolidated financial data”, “Capitalization”, “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

	Fiscal year ended			13 weeks ended
	January 3, 2010	January 2, 2011	January 1, 2012	April 3, 2011	April 1, 2012

				(unaudited)
	(in thousands, except share and per share data)
Consolidated statement of operations data:
Net sales	$612,521	$617,830	$700,554	$170,106	$173,769
Cost of goods sold	420,919	447,250	483,020	117,848	119,459

Gross profit	191,602	170,580	217,534	52,258	54,310

Operating expenses:
Selling, general and administrative	125,711	121,651	137,128	33,917	39,294
Warehouse	25,878	27,713	28,426	7,044	7,045
Research and development	9,004	9,299	10,157	2,397	2,679
Impairment charges	1,200	777	—	—	—

Total operating expenses	161,793	159,440	175,711	43,358	49,018

Income from operations	29,809	11,140	41,823	8,900	5,292

Other income (expense):
Net foreign currency exchange (loss) gain	(3,602)	(1,175)	(3,807)	(269)	1,042
Interest expense	(15,636)	(12,688)	(14,927)	(2,815)	(3,388)
Other, net	1,723	386	1,130	371	(96)

Total other income (expense)	(17,515)	(13,477)	(17,604)	(2,713)	(2,442)

Income (loss) before income taxes	12,294	(2,337)	24,219	6,187	2,850
Income tax expense (benefit)	1,507	(652)	5,208	(756)	990

Net income (loss)	10,787	(1,685)	19,011	6,943	1,860
Net income available to redeemable common stockholders	4,724	15,584	15,785	394	13,696

Net income (loss) available (attributable) to common stockholders	$6,063	$(17,269)	$3,226	$6,549	$(11,836)

Net income (loss) per common share available (attributable) to common stockholders:
Basic	$0.53	$(1.51)	$0.29	$0.59	$(1.06)
Diluted	$0.45	$(1.51)	$0.25	$0.58	$(1.06)
Weighted average common shares outstanding:
Basic	11,451,594	11,453,946	11,141,718	11,118,786	11,173,568
Diluted	13,596,912	11,453,946	12,789,784	11,206,790	11,173,568
Pro forma net income per common share (unaudited):
Basic			$0.99		$0.10
Diluted			$0.91		$0.09
Weighted average common shares used in computing pro forma net income per common share (unaudited) (1):
Basic			19,151,356		19,071,976
Diluted			20,799,422		20,317,948

(1)	Weighted average common shares used in computing pro forma net income per common share (unaudited) gives effect as of January 3, 2011 to the automatic conversion of our class B common stock and class C common stock into an aggregate of 8,468,964 shares of common stock, which will occur upon the closing of this offering.

Our consolidated balance sheet data as of April 1, 2012, is presented:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of our class B common stock and class C common stock into an aggregate of 8,468,964 shares of common stock upon the closing of the offering; and

•

on a pro forma as adjusted basis, reflecting the pro forma adjustments and the sale of                  shares of common stock by us in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds to repay approximately $88.2 million of the amount outstanding under the term loan portion of our senior secured credit facilities.

As of April 1, 2012 (in thousands)	Actual (unaudited)	Pro forma (unaudited)	Pro forma as adjusted (unaudited)

Consolidated balance sheet data (1):
Cash and cash equivalents	$13,789	$13,789	13,789
Inventories	178,369	178,369	178,369
Working capital	205,453	205,453	205,453
Property and equipment—net	35,427	35,427	35,427
Total assets	369,769	369,769	369,769
Total debt and capital lease obligations, including current maturities	257,182	257,182	168,982
Redeemable common stock	113,485	—	—
Total stockholders’ (deficit) equity	$(79,953)	$33,532	121,732

(1)	A $1.00 increase in the assumed initial public offering price of $14.00 per share would decrease total debt and capital lease obligations, including current maturities, and would increase total stockholders’ (deficit) equity by $6.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions. A $1.00 decrease in the assumed initial offering price of $14.00 per share would increase total debt and capital lease obligations, including current maturities, and would decrease total stockholders’ (deficit) equity by $6.6 million. An increase of 100,000 shares in the number of shares sold in this offering by us would decrease total debt and capital lease obligations, including current maturities, and would increase total stockholders’ (deficit) equity from this offering by $1.3 million, assuming an initial public offering price of $14.00 per share and after deducting assumed underwriting discounts and commissions. A decrease of 100,000 shares in the number of shares sold in the offering by us would increase total debt and capital lease obligations, including current maturities, and would decrease total stockholders’ (deficit) equity from this offering by $1.3 million, assuming an initial public offering price of $14.00 per share and after deducting assumed underwriting discounts and commissions.

Non-GAAP financial measures

To provide investors with additional information about our financial results, we disclose within this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation between adjusted EBITDA and net income or loss, the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because we believe it allows investors to understand and evaluate our core operating performance and trends. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not include the impact of equity-based compensation;

•	adjusted EBITDA does not include the impact of impairment charges;

•	adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	other companies may calculate adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net income (loss) and our financial results presented in accordance with GAAP. The following table presents a reconciliation of net income (loss) to adjusted EBITDA for each of the periods indicated:

	Fiscal year ended			13 weeks ended
(in thousands)	January 3, 2010	January 2, 2011	January 1, 2012	April 3, 2011	April 1, 2012

				(unaudited)
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	$10,787	$(1,685)	$19,011	$6,943	$1,860
Interest expense	15,636	12,688	14,927	2,815	3,388
Income tax expense (benefit)	1,507	(652)	5,208	(756)	990
Depreciation and amortization	12,052	10,776	8,732	2,248	2,352
Impairment charges	1,200	777	—	—	—
Stock based compensation	2,592	1,741	5,049	351	2,068

Adjusted EBITDA	$43,774	$23,645	$52,927	$11,601	$10,658

Risk factors

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, before deciding whether to purchase shares of our common stock. Although we have discussed all known material risks, the risks described below are not the only ones that we face. Additional risks that are not yet known to us or that we currently believe to be immaterial also could impair our business or results of operations. If any of the following risks is realized, our business, results of operations and prospects could be harmed. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks related to our business and industry

Recent difficult economic conditions have adversely affected consumer purchases of discretionary items, such as our products, and may continue to harm our business and results of operations.

Sales of musical instruments depend in significant part on discretionary consumer spending, which tends to decline during difficult economic conditions. Discretionary consumer spending also is affected by other factors, including changes in tax rates and tax credits, interest rates and the availability and terms of consumer credit. The recent recession in the United States and other countries in which we sell our products has adversely impacted consumers’ ability and willingness to spend discretionary income, and we believe it has adversely affected our net sales in recent years. A continuation or worsening of the current weakness in the economy would negatively affect consumer purchases of our products and would continue to harm our business and results of operations.

We derive a substantial portion of our net sales from Europe, and the financial uncertainty in Europe could significantly harm our business and results of operations.

Europe accounted for approximately 27.3% of our net sales in fiscal 2011 and approximately 25.5% of our net sales in the first quarter of fiscal 2012. The financial uncertainty in Europe (including concerns that certain European countries may default in payments due on their national debt) in recent months has adversely affected, and may continue to adversely affect, sales of our products in Europe. To the extent that these adverse economic conditions in Europe continue or worsen, demand for our products by both consumers and retailers may decline, which could significantly harm our business and results of operations.

Our ability to increase our net sales will depend in large part on growth in the markets for our products.

Our ability to grow our net sales depends on growth in the markets for our products. In particular, growth in our core markets is primarily driven by individuals deciding to play fretted or percussion instruments, as well as by existing musicians purchasing additional instruments and accessories. We believe that the rate at which new fretted instrument or percussion players are created, as well as the extent to which musicians continue to play these instruments and purchase new products, depends on a number of factors, including:

•	the popularity of genres of music that feature our primary product categories (namely fretted instruments, guitar amplifiers and percussion);

•	the popularity of music in general;

•	other factors, such as music and song sales, that affect individuals’ exposure to music;

•	the ability to entice consumers to play musical instruments initially and to continue playing; and

•	the ability of music programs to foster a lasting interest in music and musical instruments at an early age.

Any changes in trends or preferences that negatively affect these or other factors may lead to a decline in the size of the market for our products. In addition, our ability to grow our business internationally may be limited to the extent that popular music genres in a particular country or region do not incorporate the types of products that we sell.

If we are not able to accurately forecast demand for our products, our business and results of operations would be harmed.

Our products typically have a lead time of 90 days and, in some cases, longer, to obtain sufficient inventory and to replenish supply. Accordingly, we make decisions that determine our inventory levels based on our expectations regarding demand for our products. Actual demand may differ significantly from demand levels that we project, and is particularly uncertain with respect to new products. If we underestimate demand for a new or existing product, we will not have sufficient inventory to meet this demand, which could result in delayed shipments to customers and lost sales. On the other hand, if we overestimate demand, we will have excess inventory of finished products as well as raw materials and work-in-progress. This excess inventory could become obsolete, could result in us incurring costs to manufacture those products earlier than we would otherwise have been required to do so or could result in us shifting production to other products for which we may not have materials in stock, all of which would harm our business and results of operations.

The current difficult, volatile economic conditions in the Unites States, Europe and other countries has made, and may continue to make, accurate forecasting particularly challenging. Any failure on our part to accurately forecast demand for our products could adversely affect our net sales, business and results of operations.

If we are unable to anticipate and respond to changes in consumer demand and trends, our net sales, business and results of operations would suffer.

Consumer preferences and demand, both within the markets for our various products and with respect to the musical instruments market as a whole, are subject to rapid change and are difficult to predict. Consumer preferences may shift away from fretted instruments or musical instruments in general, and towards other areas based on new products and trends or for other reasons. In addition, shifts of preferences as to style of music may impact demand for our products and can change our product mix. For example, shifts towards electronic music or music created using sampling or other digital technology, synthesizers or keyboards could reduce the demand for many of our products, as we do not sell significant quantities of synthesizers, keyboards or software-based musical instruments. Because our brand names are most closely associated with electric, acoustic and bass guitars, percussion instruments and guitar amplifiers, shifts in consumer preferences towards genres that typically do not incorporate these products, such as rap or electronic music, also could reduce the demand for many of our products. In fiscal 2011, fretted instruments and guitar amplifiers represented 72.0% of our gross sales before discounts and allowances.

If we are not able to anticipate, identify and respond to changes in consumer preferences in a timely manner, or at all, our net sales could decline and our business and results of operations would be harmed.

Any delay in the delivery of our products to customers could harm our business and results of operations.

A critical component of our ability to complete sales to our customers is our ability to meet our customers’ demand in a timely manner. Any delay in the shipment of our products could result in lost sales. It is especially important that we meet our customers’ demand in a timely manner during the holiday selling season. In some instances, delays in filling our retail customers’ product orders has led to increased backlog as we work to fulfill these orders. Events that could result in shipment delays include:

•

disruption at our manufacturing facilities or those of our OEMs, as a result of a variety of factors, including labor disruptions, natural disasters, and technological or mechanical failures in the machines used to manufacture our products or in our enterprise resource planning, or ERP, systems;

•	delays in receiving raw materials or component parts required to manufacture our products;

•	delays in the transportation of our products either to our warehouse facilities or to our customers; and

•	inaccurate forecasting.

Any of these or other events that disrupt the supply of our products to our customers could cause our net sales to decline and harm our business and results of operations.

We depend on OEMs for production of a significant portion of our products. If we are unable to maintain these manufacturing relationships or enter into additional or different arrangements as needed, our net sales would suffer.

We depend on OEMs primarily located in Asia to manufacture a significant portion of our products. In fiscal 2011 and the first quarter of 2012, products manufactured by OEMs accounted for approximately 64% and 62%, respectively, of our gross sales before discounts and allowances, including distributed brands, and approximately 53% and 52%, respectively, of our gross sales before discounts and allowances of our owned brands. In certain of our product lines, we are dependent on a single manufacturer to produce those products. Due to lack of financial resources, disruptions at their facilities, labor shortages or disputes, difficulty or delay in obtaining raw materials, parts and components or otherwise, these manufacturers may not be able to provide us with manufacturing capacity to meet our needs. From time to time, some of our OEMs, including OEMs that are the sole manufacturer of specific product lines, have encountered financial difficulties or other problems, which have caused delays in the production and delivery of our products. If we were unable to obtain sufficient quantities of our products from these manufacturers in a timely manner, our business and results of operations would suffer.

We do not have long-term contracts with any of these OEMs, and there can be no assurance that we will be able to renew these contracts on favorable terms or at all. In addition, there can be no assurance that these OEMs will continue to devote sufficient time, attention and resources to our products or that these OEMs will not manufacture products for our competitors. It is also possible that financial difficulties could cause one or more our OEMs to discontinue their business. For example, in the fourth-quarter of fiscal 2011, Chushin Musical Instruments Mfg., Inc., which manufactured certain electric guitars for us, discontinued its business, and, as a result, we were required to source those guitars from other OEMs.

Manufacturing our products, especially our fretted instruments, requires a skilled and trained workforce, and we have invested significant resources in training our OEMs in the production of our products. If we were to have to obtain an additional OEM due to the loss of one of our existing OEMs, because we are not satisfied with one of our existing OEM’s performance, one of our existing OEMs discontinued its business, or otherwise, we would need to spend significant resources in locating and training a new OEM and there can be no assurance that we could locate such a manufacturer in a timely manner or at all. Any failure to locate a new OEM in a timely manner or at all could adversely affect our business and results of operations.

In addition, we have in the past replaced, and may in the future replace, OEMs for a variety of reasons, including cost, quality and capacity. The replacement of any OEM could lead to disruptions in our supply chain and lost sales.

Any disruption we experience at our manufacturing facilities or our distribution system or any disruption at our OEMs could hurt our ability to deliver our products to customers.

We rely on our manufacturing facilities in Arizona, California, Connecticut, South Carolina and Mexico, and OEMs in China, India, Indonesia, Japan, South Korea, Taiwan, Thailand and Vietnam to produce our products, and we rely on our distribution facilities in California, Kentucky, Tennessee, the Netherlands and Canada to manage our inventory and ship our products. Our manufacturing and distribution facilities include computer controlled equipment, and are subject to a number of risks related to security, computer viruses, software and hardware malfunctions, power interruptions, mechanical failures or other system failures. Our operations also could be interrupted by earthquakes, fires, floods, tornadoes or other natural disasters near our manufacturing facilities or distribution centers. One of our primary manufacturing facilities and our primary distribution facility are located in Southern California, an area that has experienced earthquakes and fires. A natural disaster or other catastrophic event could cause interruptions in the manufacture or distribution of our products and loss of inventory and could impair our ability to fulfill customer orders in a timely manner. Our manufacturing facility in Corona, California is also located in an area where many workers are represented by labor unions. If the employees in our Corona facility were to become unionized, we could be subject to labor disruptions and increased labor costs. We also operate a manufacturing facility in Ensenada, Mexico. Recently, Mexico has experienced a period of increasing criminal violence, primarily due to the activities of drug cartels and related organized crime. These activities and the possible escalation of violence associated with them could disrupt our manufacturing activities in Mexico and impair our ability to fulfill customer orders in a timely manner.

Our OEMs’ operations could similarly be disrupted, either temporarily or completely, by any of the events described above, as well as by other events, including poor financial condition, labor disputes, social unrest, quarantines or closures due to disease outbreak, or terrorism. Any disruptions at our OEMs’ operations could delay the shipment of our products and could result in lost sales or price increases we must either absorb or pass on to our customers, which could adversely affect the demand for our products. For example, in fiscal 2011 one of our OEMs experienced severe flooding at one of its factories. This OEM requested price increases from us that we were not willing to fully absorb or seek to pass on to our customers. As a result, we are currently exploring alternative sources for the products manufactured by that OEM.

We are currently expanding our Mexican plant capability to operate as a cost-effective alternative to some of our OEM capacity in Asia. Although we have switched some production to Mexico on a limited basis, switching production to Mexico on a larger scale in the event of disruptions in Asia would take from several months to a year and could result in significant lost sales. Any disruption to an OEM that is the sole manufacturer of a particular product would have a significant impact on our net sales of that product. To the extent disruptions at an OEM occur for an extended time period, we may be required to obtain new manufacturers. This process would increase the complexity of our supply chain management and be time consuming and expensive, and would likely result in delays in deliveries of our products to our customers. Furthermore, there is no assurance that we could find new manufacturers who are satisfactory to us on commercially acceptable terms or at all. We maintain only a limited amount of business interruption insurance that would not be sufficient to cover us in the event of significant disruption at our facilities or at any of our OEMs.

Our operations depend on the timely performance of services by third parties, including the shipment of our products to and from our distribution facilities, as well as the shipment of supplies to our manufacturing operations. If we encounter problems with our manufacturing or distribution operations, our net sales and our business and results of operations could be harmed.

Our OEMs may not continue to produce products that are consistent with our standards, which could damage the value of our brands and harm our business and results of operations.

We rely on our OEMs to maintain production quality that meets our standards. Our OEMs may not continue to produce products that are consistent with our standards as a result of the use of lower-quality raw materials, changes in production methods, a shortage of qualified employees or poor financial condition. For example, as of December 31, 2011, more than 11,000 guitars manufactured by one of our OEMs had failed our quality control inspections because the OEM began using a lower-quality component without our permission, and several thousand additional guitars manufactured by that OEM may fail our inspections as well. Our quality control measures largely consist of inspecting samples of products shipped to us and visiting our OEMs. We do not, however, base any of our employees at these manufacturing sites. Our inspection methods may prove inadequate to detect defects in our products before they reach consumers. If OEMs do not maintain adequate quality control measures, or if the quality control inspection measures that we employ fail to detect quality control issues, our reputation and the value of our brands could be harmed, and we could incur increased returns and warranty expense, which would harm our business and operating results.

Any disruption in the supply of raw materials and components we and third parties need to manufacture our products could harm our net sales.

At our owned factories, the primary raw material used in our products is hardwood, principally poplar, ash, alder and hardwood maple. We also use rosewood in portions of approximately 45.0%

of our finished goods from these factories. In addition, we use a limited amount of other exotic and rare woods in our products. We depend on third party suppliers to supply these raw materials to us and our OEMs. In addition to raw materials, we also use third party suppliers for certain components needed for our fretted and percussion instruments and guitar amplifiers. These components include fretted instrument cases, tubes for our guitar amplifiers, strings for our fretted instruments, drum heads, printed circuit boards, guitar amplifier speakers, selected pick-ups, paint, machine heads, grill-cloths and plastic and metal components such as control knobs.

We do not have long-term contracts with our suppliers and, in some cases, rely on a single supplier for all of our requirements for a particular raw material or component. We are subject to the risk that these third party suppliers will not be able or willing to continue to provide us and our OEMs with raw materials and components that meet our specifications, quality standards and delivery schedules. Factors that could impact our suppliers’ willingness and ability to continue to provide us with the required materials and components include disruption at or affecting our suppliers’ facilities, such as work stoppages or natural disasters, adverse weather or other conditions that affect wood supply, the financial condition of our suppliers and deterioration in our and our OEMs’ relationships with these suppliers. In addition, we cannot be sure that we or our OEMs will be able to obtain these materials and components on satisfactory terms. For example, the supply of exotic woods, such as mahogany and rosewood, used in some of our guitars and bass guitars is becoming less available, which, over time, may increase cost or cause us to seek alternative materials that may not be consistent with current quality standards. Any increase in raw material and component costs could reduce our sales and harm our gross margins. In addition, any loss of a specific wood may permanently cause a change in one or more of our products that may not be accepted by end users or cause us to eliminate that product altogether.

Similarly, in the past, we relied on a single supplier of paint for the guitars manufactured at our Corona, California manufacturing facility. That supplier discontinued business in fiscal 2010. For a variety of reasons, including the specialized nature of the paint we require, replacing that supplier was costly and time consuming. As a result, we were unable to produce guitars at our Corona facility for a period of approximately four months in fiscal 2010, and full production did not resume for a further three months. This disruption significantly reduced our net sales and income from operations in fiscal 2010, and the associated delays created a backlog of orders. The disruption also led to increases in scrap and rework rates and costs associated with testing new paints and training personnel to use new paints during this period. Although we have since developed secondary sources for our primary paint coatings, the unavailability of paints or other key raw materials could adversely affect our business in the future.

We depend on a limited number of suppliers for tubes used in our guitar amplifiers and certain exotic woods that we use in a selection of our guitars. For example, we believe there are only three primary manufacturers for the tubes used in certain of our guitar amplifiers, located in China, Russia, and the Czech Republic. In some cases, these manufacturers are the sole source of certain types of tubes. If we are unable to find acceptable substitutes for these suppliers, we may be required to produce these tubes internally or change our designs. Similarly, through-hole componentry used in certain of our guitar amplifiers is becoming scarcer worldwide as most electronics manufacturers shift to surface-mount components. We do not have long-term agreements with these suppliers and we cannot be sure that they will continue to supply us or our OEMs with the materials needed to manufacture our products, on acceptable terms or at all.

If we are unable to sustain historical technologies, such as vacuum tubes, traditional tone woods and through-hole componentry, our business and results of operations could suffer.

Disruption in the supply of materials would impair our ability to sell our products and meet customer demand, and also could delay the launch of new products, any of which could harm our business and results of operations. If we were to have to change suppliers, the new supplier may not be able to provide us materials or components in a timely manner and in adequate quantities that are consistent with our quality standards and on satisfactory pricing terms. In addition, alternative sources of supply may not be available for raw materials that are scarce or components for which there are a limited number of suppliers.

We may be subject to the enforcement of regulations and laws relating to the importation and use of certain raw materials, which could adversely affect our ability to use certain raw materials and harm our business.

We are subject to a variety of customs and import regulations that, if not properly followed could delay or impact our importation of raw materials, which could adversely affect our business. For example, in June 2011, German officials began a criminal investigation pertaining to less than 500 Fender guitars containing Brazilian rosewood fingerboards to determine if they were improperly imported into Germany between approximately March 2010 and January 2011. We are investigating whether the necks of the subject products may be replaced with materials that are not subject to the import restriction at issue.

One of our competitors, Gibson Guitar Corp., is in litigation with the U.S. Fish & Wildlife Service, or Fish & Wildlife, for alleged violations of the Lacey Act, which regulates trade in wood and other plant products. Most recently in August 2011, Fish & Wildlife raided Gibson’s headquarters and seized rosewood from India, alleging that it was exported under an incorrect tariff code and that Gibson was not identified in importation paperwork. Although we believe our sourcing and importation practices are in compliance with the Lacey Act and other applicable regulations, Fish & Wildlife or other applicable regulators could take a different view, which could restrict or prevent our use of specific types of woods from specific countries/regions of the world, and/or subject us to fines and other penalties.

In the case of certain raw materials that we use in our products, including certain types of woods, we may be subject to pressure from environmental groups to use alternative types of materials. These alternative materials could reduce the quality of our products or could be more expensive, either of which could harm our business and results of operations. In addition, negative publicity regarding environmental matters also could harm our brands.

We may also be subject to the enforcement of other new or existing regulations and laws relating to the sourcing, transportation, distribution and use of raw materials and components, including wood, electrical components and adhesives, which could impact our ability to use certain raw materials or components and harm our business.

We depend on our relationships with dealers and their ability to sell our products, and one dealer is responsible for a significant percentage of our net sales. Any disruption in these relationships could harm our net sales.

We sell our products at wholesale to dealers and, accordingly, depend on the willingness and ability of our dealers to market and sell our products to consumers. For fiscal 2009, fiscal 2010,

fiscal 2011 and the first quarter of fiscal 2012, Guitar Center Inc., or Guitar Center, and its affiliates accounted for approximately 15.2%, 15.8%, 15.8% and 17.2% of our net sales, respectively. Sales of our products depend in part on dealers and distributors implementing effective retail sales initiatives that create and sustain demand for the products they purchase from us. If these initiatives are not successfully implemented or if any of our significant customers were to reduce the quantity of our products it sells, stop selling our products, focus selling efforts on our competitors’ products or generally reduce its operations due to financial difficulties or otherwise, our business and results of operations would suffer. For example, during fiscal 2009, Guitar Center and its affiliates reduced their purchases of our products, which in turn negatively affected our net sales. We do not have long-term contracts with dealers, including Guitar Center and its affiliates. Our dealers are generally not obligated to purchase specified amounts of our products, and they generally purchase products from us on a purchase order basis.

In addition, we rely on our dealers, especially specialty music dealers that provide individual sales assistance, to be knowledgeable about our products and their features. If we are not able to educate our dealers so that they may effectively sell our products, or if our dealers do not provide positive buying experiences for our consumers, our brands and business would be harmed.

For sales in some countries outside the United States, we rely in part on third party distributors and are subject to the risk that these distributors may not effectively sell our products.

For sales in some countries outside the United States, including markets in Asia and Latin America, we rely on independent distributors to sell our products to dealers. We do not control our independent distributors, and many of our contracts allow our distributors to offer our competitors’ products. Our competitors may incentivize distributors to favor their products. We generally do not have long-term contracts with these distributors and the substantial majority of our contracts do not contain meaningful minimum purchase commitments. Consequently, with little or no notice, many of these distributors may terminate their relationships with us or materially reduce the level of their purchases of our products. If we were to lose one or more of our distributors, we would need to obtain a new distributor to cover the particular location or product line, which may not be possible on favorable terms or at all. In the alternative, we would need to use our own sales force to replace the distributor. Expanding our sales force into new locations takes a significant amount of time and resources, and there is no assurance that we would be successful in such an expansion. In addition, we are party to two exclusive distribution agreements for the Japanese market with two of our significant stockholders that contain restrictions limiting our ability to terminate the agreements. Should we desire to replace these distributors with our own sales force, as we have done in Europe, or if we were to seek to retain a new distributor for the Japanese market, these agreements may prevent us from doing so.

We are subject to credit risk associated with our largest customer.

Historically, a significant portion of our domestic net sales has been generated by our largest customer. As a result, we experience some concentration of credit risk in our accounts receivable, with Guitar Center and its affiliates representing an aggregate of $11.6 million, or approximately 16.6%, of our accounts receivable as of April 1, 2012. In November 2010, Moody’s Investors Service downgraded Guitar Center’s corporate family rating and probability of default rating to Caa2 (which Moody’s defines as “poor standing and subject to very high credit risk”) from Caa1, citing Guitar Center’s highly leveraged capital structure and heavy interest burden. Moody’s affirmed Guitar Center’s Caa2 rating on February 29, 2012. These factors make Guitar Center more vulnerable to any deterioration in its financial performance, whether as a result of adverse economic conditions or otherwise. A substantial majority of our accounts receivable, including all of our accounts receivable from Guitar Center and its subsidiaries, are not covered by collateral or credit insurance.

If one or more of our significant customers were to experience serious financial difficulty, as a result of weak economic conditions or otherwise, and were to reduce its inventory in one or more of our products or limit or cease operations, our business and results of operations would be significantly harmed. Consolidation of our customers in the future or additional concentration of market share among our customers may also increase the concentration of our credit risk.

We participate in floor plan financing arrangements for many of our independent dealers under which a third party finances, or “floors,” the purchase of products from us. Under these arrangements, we are subject to credit risk in the event that the independent dealers do not repay amounts owed under these arrangements. In particular, under those floor plan arrangements that are recourse, we would be obligated to reimburse the third party financing sources either in full or in part in the event the independent dealers default on their obligations. Although recourse arrangements are not currently material to our net sales, if we were to increase our use of these arrangements in the future, a failure of these independent dealers to satisfy their obligations, either as a result of deterioration in their financial condition or otherwise, could cause our bad debt expense to increase significantly. In addition, one of the primary third party financing sources that finances floor plan arrangements ceased providing these arrangements in the United Kingdom in 2009, and any further reduction in the availability of floor plan financing may prevent dealers from carrying an adequate inventory of our products, which could reduce demand and reduce our net sales.

We operate in highly competitive markets, and, if we do not compete effectively, our business and results of operations will be harmed.

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants. Companies in these markets compete based on a variety of factors, including price, style of instrument, sound and sound quality, features and brand recognition. Our ability to increase our net sales depends, in part, on our ability to compete effectively and maintain or increase our market share. We compete with different types of companies and based on different factors in each market. For example, in the market for beginner instruments competition is largely based on price as well as brand recognition. In the markets for higher-priced and professional instruments, competition tends to be based more on sound, sound quality and style of instrument. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater name recognition or have greater manufacturing and distribution channels and other resources than we do. If we are not able to compete effectively, we may lose market share, our net sales could decline or grow at a slower rate and our business and results of operations would be harmed.

If we fail to maintain the value of our brands, our business will be harmed.

Our success depends on the value of our brands. Fender and our other brand names are central to our business as well as to the implementation of our strategies for expanding our business.

Maintaining, promoting and positioning our brands will depend largely on our ability to provide quality products that respond to consumer preferences in a timely manner, as well as on the success of our marketing efforts. Our brands could be adversely affected if we fail to achieve these objectives or if we or others with whom we are associated take actions that harm our public image or reputation. In addition, our brands could be harmed if our products are not viewed as distinctive. If the value of our brands were to decline, our net sales would decline and our business and results of operations would be harmed.

If we are unable to protect our intellectual property rights, the value of our brands could decline and our business could suffer.

Our intellectual property is critical to the success of our business. We particularly rely on our trademarks for our brand recognition, and rely on trade dress, patents and other intellectual property rights to protect and maintain the distinctiveness of our products and their sound quality and style. Despite our efforts, the steps we have taken to protect our intellectual property may not be adequate to prevent infringement of our intellectual property. For example, we have been unable to obtain registered trademark protection in the United States for the specific category of musical instruments for the two dimensional guitar body designs commonly used on our iconic Stratocaster, Telecaster and Precision Bass guitars. In addition, the regulations of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. From time to time, we have discovered unauthorized products in the marketplace that are counterfeit reproductions of our products. Although we expend efforts to pursue counterfeiters, it is not practicable to pursue all counterfeiters. If we are unsuccessful in challenging a third party’s products on the basis of trademark infringement or if we are unable to dedicate sufficient resources to detecting and pursuing counterfeit products or otherwise do not aggressively pursue producers or sellers of counterfeit products, continued sales of these products could adversely impact our brands and our business and results of operations.

We have registered many of our brand names and some of our product designs as trademarks in the United States and in certain foreign countries. We may not, however, be successful in asserting trademark, trade name or trade dress protection with respect to our brand names and our product designs and third parties may seek to oppose or challenge our trademark registrations. For instance, as described further under “Business—Legal proceedings,” in connection with trademark registration opposition proceedings that we initiated against one of our competitors, Peavey Electronics Corporation, or Peavey, filed counterclaims against us, petitioning for cancellation of two of our registered headstock designs that are used in many of our electric guitars and bass guitars. If we are not successful in this cancellation proceeding, our ability to prevent other companies from copying the subject headstock designs may suffer. In addition, our pending patent applications may not result in the issuance of patents, and even issued patents may be contested, circumvented or invalidated and may not provide us with proprietary protection or competitive advantages.

Further, while we enter into non-disclosure agreements with employees, OEMs, distributors and others to protect our confidential information and trade secrets, we may be unable to prevent such parties from breaching these agreements with us and using our intellectual property in an unauthorized manner. If our efforts to protect our intellectual property are inadequate, or if a third party misappropriates our rights, the value of our brands could be harmed, which would adversely affect our business. Defending our intellectual property rights, including through litigation, can be very expensive and time consuming, and there is no assurance that we will be successful.

We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as our trademarks, to third parties. Despite our efforts to protect our trademarks, these licensees may take actions that diminish the value of our proprietary rights and harm our brands and reputation.

Claims by others that we infringe their intellectual property rights could harm our business.

From time to time, third parties claim that one or more of our products or the products that we distribute infringe their proprietary rights. Any claims of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or that prevents us from offering one or more of our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on acceptable terms or at all. Alternatively, we may be required to alter our products to make them non-infringing, which could require significant effort and expense and ultimately may not be successful. Any of these events could harm our business and results of operations.

If we do not develop new or innovative products that meet evolving market needs, or if our new products do not achieve market acceptance, our business and results of operations will suffer.

We believe our long-term success will depend in part on our ability to continue to introduce new products that appeal to consumers and on our ability to develop new and innovative products that employ developing technologies and address evolving market needs. A significant portion of our sales in any year is from new or modified products that we have introduced in that year. For example, in fiscal 2011, 10.8% of our gross sales before discounts and allowances were attributable to products introduced in that year. In addition, modern technologies, such as digital signal processing technologies, are offering opportunities to develop instruments and guitar amplifiers that can address the needs of musicians in a wide variety of musical styles, and developments in technology offer opportunities to develop instruments and guitar amplifiers that provide higher sound quality at a lower cost. We have devoted, and continue to devote, significant resources to research and development. Our research and development expenses totaled $10.2 million in fiscal 2011 and $2.7 million in the first quarter of fiscal 2012. Our business and results of operations will, however, suffer if we are unable to develop innovative new products that achieve market acceptance.

Our operating results are subject to quarterly variations in our net sales, which could make our operating results difficult to predict and could adversely affect the price of our common stock.

We have experienced, and expect to continue to experience, substantial quarterly variations in our net sales and net income. Our quarterly results of operations fluctuate, in some cases significantly, as a result of a variety of other factors, including, among other things:

•	the timing of new product releases or other significant announcements by us or our competitors;

•	new advertising initiatives;

•	fluctuations in raw materials and component costs;

•	changes in school budgets for musical instrument purchases; and

•	changes in our practices with respect to building inventory.

As a result of these quarterly fluctuations, comparisons of our operating results between different quarters within a single year are not necessarily meaningful and may not be accurate indicators of our future performance. Any quarterly fluctuations that we report in the future may differ from the expectations of market analysts and investors, which could cause the price of our common stock to fluctuate significantly.

The loss of one or more members of our senior management team would adversely affect our business and our ability to execute our business strategy.

Our future success depends in large part on our ability to retain members of our senior management team, including our Chief Executive Officer, Larry Thomas, and to attract and retain other qualified managerial personnel. Mr. Thomas’ current employment agreement with us expires on March 31, 2015. Our management and other employees can terminate their employment with us at any time, and we do not maintain key person life insurance on employees other than Mr. Thomas. The proceeds of that policy would likely be inadequate to compensate us for the loss of Mr. Thomas’ services. While we have begun developing a management succession plan, it remains in the early stages of development and there can be no assurance that we will implement a successful management succession plan. The unexpected loss of one or more members of our senior management team could harm our business and our ability to execute our business strategy.

We depend on skilled craftspeople and engineers to develop and create our products, and an educated sales force to sell our products, and the failure to attract and retain such individuals could adversely affect our business.

Although portions of our manufacturing processes are automated, certain of our products, particularly our high-end guitars, continue to require a significant amount of skilled labor and handiwork. We rely on skilled and well-trained engineers and craftspeople both for the design and production of our products, as well as in our research and development functions. Our inability to attract or retain qualified employees in our design, production or research and development functions or elsewhere in our company could result in diminished quality of our product and delinquent production schedules, impede our ability to develop new products and harm our business and results of operations. In addition, we rely on a skilled sales force that is knowledgeable about our products. If we are not able to retain or attract qualified individuals to our sales force, or if we are not able to grow our sales force when needed, our ability to maintain or increase our net sales would suffer.

Many of the skills we require are not widely taught in traditional universities or schools. For example, vacuum tube and transistor based electronics design is no longer widely taught. Similarly, the skills required to construct and repair fretted instruments are only taught in highly-specialized trade schools. For these reasons, many of the skills required to manufacture our products are taught to new employees by more experienced staff. If we are unable to retain and promote talent within these areas of expertise who can teach their skills to new employees, we may be unable to sustain our historical technologies, and the long-term success of our business could be adversely affected.

The artists who play our instruments are an important aspect of our brands’ images. The loss of the support of artists for our products or the inability to attract new artists may harm our business.

If our products are not used by current or future artists and famous musicians, our brands could lose value and our net sales could decline. Similarly, our Signature Artist program is a significant component of our marketing program. Through this program, famous musicians provide specifications for instruments bearing their signature, endorse their signature instrument and permit us to use their images in selected advertisements or on our websites, typically in exchange for royalties based on sales of their signature instruments. We do not have long-term contracts with any of these musicians, and these musicians are not restricted from endorsing our competitors’ products or required to use our products exclusively. If we are unable to maintain our current relationships with these artists, if these artists are no longer popular or if we are unable to continue to attract the endorsement of new artists in the future, the value of our brands and our net sales could decline.

If we are not able to maintain our relationships with third parties for whom we act as distributor or sales representative, our business and results of operations would be harmed.

We derive a portion of our net sales from product lines for which we act as distributor or sales representative. These arrangements include products such as Gretsch guitars and drums, Sabian cymbals, EVH guitars and guitar amplifiers and Takamine guitars. Some of the agreements governing these arrangements are for a fixed term and are renewable only upon the agreement of both parties. In other cases, the agreements have fixed terms and automatically renew unless notice is given a specified period of time in advance of the expiration of the current term. In addition, some of these agreements may be terminated in the event we do not satisfy certain performance conditions, including minimum purchase, sale and royalty requirements, and in the event of a change in control of FMIC.

If we are unable to renew these agreements on acceptable terms or at all or if we take actions that permit these agreements to be terminated, we may lose access to those product lines, which could adversely affect our business and results of operations. In some instances, including with respect to the distribution of Takamine guitars, we do not have agreements, other than purchase orders, that govern the distributor relationship. In such instances, this lack of an agreement means that should a dispute develop between us and the licensor, we could quickly lose the business associated with that product line.

We rely on information technology systems in all aspects of our business, and any failure or interruption in our information technology systems could disrupt and harm our business.

We rely on information technology systems in all aspects of our business, including for order processing, inventory and supply chain management, control of our distribution channels, communications and customer billing. If any aspect of these information technology systems were to suffer security breaches, hardware or software malfunctions or other disruptions or failures, our ability to meet customers’ expectations, retain critical data and otherwise operate our business could suffer. If a breach of security were to occur, sensitive customer transactional data could be misappropriated, and we could be exposed to liability and our reputation could be harmed.

In addition, maintenance and upgrades of our systems could result in significant capital expenditures. Some of these systems are legacy systems that are no longer supported by the original vendor of the product. Accordingly, we are required to perform maintenance and upgrades of these systems ourselves, which can be time consuming and expensive, and, depending on the required maintenance or upgrade, we may not be able to perform these functions effectively or at all.

We currently utilize three separate enterprise resource planning systems. One of these systems is no longer supported externally. In addition, there is no assurance that these systems will continue to work together to enable us to operate our business in an efficient manner. We are planning to integrate these systems and anticipate that this integration will take at least three years. Although we do not expect the costs associated with the integration to be material, integration of the systems will be time consuming and our costs to integrate these systems could exceed our expectation and may disrupt our business. If we attempt to integrate these systems, or implement new enterprise resource planning systems, but are unable to do so effectively or at all, our ability to meet customer expectations and to manage our business operations could suffer.

We use third party data centers to co-locate or host some of our systems and to provide key data processing and hosting functions. We do not control the operation of these facilities. These facilities, as well as our own facilities over which we retain control, could suffer damage or interruption from earthquakes, floods, fires, terrorist attacks, power losses, telecommunications failures and similar events, and could also be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of any of these events, a decision by a third party to close facilities without adequate notice or other unanticipated problems could result in significant disruption to our business operations.

We do not control our suppliers, OEMs or licensees, or require them to comply with a formal code of conduct, and actions that they might take could harm our reputation and net sales.

We do not control our suppliers, OEMs or licensees of our trademarks or their labor, environmental or other practices. A violation of labor, environmental or other laws by our suppliers, OEMs or licensees, or a failure of these parties to follow generally accepted ethical business practices, could create negative publicity and harm our reputation. In addition, we may be required to seek alternative suppliers, OEMs or licensees if these violations or failures were to occur. We do not inspect or audit compliance by our suppliers, OEMs or licensees with these laws or practices, and we do not require our suppliers, OEMs or licensees to comply with a formal code of conduct. We ask our OEMs to represent to us that they are fully in compliance with applicable laws, including local labor, environmental and safety laws, in connection with their performance of their contracts with us; however, other than seeking these representations, we do not generally monitor this compliance. In certain instances, our channel distribution partners have inspected our OEMs and have found violations of these channel partners’ internal codes of conduct relating to certain labor and environmental matters that have needed to be remedied. Other consumer products companies have faced significant criticism for the actions of their OEMs, and we could face such problems ourselves. Any of these events could reduce demand for our products, harm our ability to meet demand if we need to locate alternative suppliers or OEMs and harm our reputation, business and results of operations.

Currency exchange rate fluctuations could result in lower net sales and decreased gross margins.

Foreign currency fluctuations have had and could in the future have an adverse effect on our business and results of operations. A significant portion of our products are sold outside of the United States in foreign currencies. Our expenses are chiefly denominated in U.S. dollars, while a significant percentage of our net sales from sales in euros and the British pound. This exposes us to the risk that a strengthening U.S. dollar could cause our net sales to decline relative to our costs, thereby decreasing our gross margins.

We engage in hedging activities to mitigate the impact of the translation of foreign currencies on our financial results. Our hedging activities are designed to reduce, but do not eliminate, the effects of foreign currency fluctuations. Factors that could affect the effectiveness of our hedging activities include accuracy of sales forecasts, volatility of currency markets and the availability of hedging instruments. In particular, the current economic volatility in Europe makes it more difficult to forecast sales in Europe and put in place effective hedging activities in relation to our exposure to the euro. In recent months there have been concerns over the future of the euro single currency. Any breakup of the eurozone would adversely affect our foreign currency exposure and the effectiveness of our hedging activities. Since our hedging activities are designed to reduce volatility, they not only reduce the negative impact of a stronger U.S. dollar, but they also reduce the positive impact of a weaker U.S. dollar.

Our international operations and the operations of our OEMs are subject to additional risks that are beyond our control and that could harm our business.

We have international operations and also use OEMs located in Asia to manufacture some of our products. Accordingly, we are subject to a number of risks related to conducting business internationally, any of which could harm our business, including:

•	differing cultural, social and economic customs;

•	increased transportation costs;

•	delays and other logistical problems relating to the transportation of goods shipped by ocean or air freight;

•	tariffs, import and export controls and other barriers;

•	longer payment cycles and greater problems in collecting accounts receivable;

•	restrictions on the transfer of funds;

•	changing economic conditions;

•	increased labor costs and/or shortages;

•	fluctuations in exchange rates;

•	changes in governmental policies and regulations;

•	limitations on the level of intellectual property protection;

•	poor or unstable infrastructure of certain foreign countries;

•	differing and potentially adverse tax laws;

•	trade sanctions, political unrest, terrorism, war and epidemics or the threats of any of these events;

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difficulties in ensuring compliance by our employees, agents and contractors with our business practices, as well as with applicable U.S. or foreign laws, including anti-bribery laws, labor laws and laws regulating the manufacture of our products; and

•	difficulties in understanding and complying with local laws and regulations in foreign jurisdictions.

Changes in our effective tax rates could affect future results.

We are subject to taxation in the United States and various other foreign jurisdictions in which we do business. Some of these foreign jurisdictions have higher statutory tax rates than those in the United States, and certain of our international earnings are also taxable in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income and absorption of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws. In addition, we are subject to examination of our income tax returns by the U.S. Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our current expectations, charges or credits to our income tax expense reserves and income tax expense may become necessary. Any such adjustments could have a significant impact on our results of operations.

In the past, we have expanded our operations in part through acquisitions, license agreements and distribution arrangements, and may continue to do so in the future. These transactions subject us to risks that, if not properly managed, could harm our business and results of operations.

We have in the past grown our business in part through strategic acquisitions, license agreements and distribution arrangements and expect to continue to do so in the future as part of our strategy to grow our business and expand our product lines. In December 2007 we acquired KMC, which was our largest acquisition to date. Our recent acquisitions, as well as any future acquisitions, entail a number of risks that may prevent us from achieving the expected benefits from the acquisitions, including:

•	diversion of management time from operating the business to focus on integration issues;

•	difficulties in integrating operations, personnel and information technology systems across different corporate cultures and systems;

•	declining employee retention and morale issues resulting from changes in reporting arrangements, job functions or compensation arrangements;

•	difficulties in integrating different production facilities and methodologies;

•	difficulties in integrating new products into our marketing functions;

•	potential exposure to unanticipated liabilities;

•	increased borrowings under our current credit facility or a new facility in the event we borrow funds in connection with an acquisition; and

•	dilution to our existing stockholders if we issue equity in connection with future acquisitions.

Since the acquisition of KMC, we have consolidated some of our existing manufacturing and other operations with those of KMC. We have migrated sales and distribution of KMC products in Europe to our existing European sales and distribution platforms. KMC is, however, still responsible for its international sales and distribution operations outside of Europe. We also are evaluating our current warehouse facilities in an effort to streamline our inventory and distribution functions and shorten the time it takes to deliver our products to customers. These and other activities designed to integrate KMC operations with our existing operations are disruptive and require significant management time and attention, and a number of these activities have only recently been completed or are continuing. To the extent we cannot complete these integration activities effectively and on a timely basis, we will not achieve the benefits we intend to realize from the KMC acquisition and our business and results of operations would be harmed.

The pursuit of future acquisitions also may divert management’s time and attention from our operations. In addition, to the extent that we are not able to identify or complete additional acquisitions on satisfactory terms or at all, our ability to grow our business and expand our product lines may be adversely affected. If we are not able to effectively manage these or any other risks relating to past or future acquisitions, our business and results of operations could be harmed.

From time to time, we make investments in certain joint ventures or other entities in which we have a minority or non-controlling interest. These investments may involve risks, including that our interests are not aligned with those of our partners. These joint ventures or other entities may take actions that could harm the value of our investment or our reputation, or otherwise harm our business and results of operations.

Defects in our products could harm our brands and our business.

Our products may expose us to liability from claims by consumers for damages, including bodily injury or property damage. These claims, whether meritorious or not, could harm our reputation and net sales, be costly to defend and could harm our business and results of operations. In addition, even if no bodily injury or property damage occurs from a defect, if our products do not function properly, we may be obligated to replace these products at no additional charge, which also could harm our business and results of operations. Although we maintain general product liability insurance, there can be no assurance that we will be adequately covered against claims or that we will not have to obtain additional coverage in the future, which may not be available on acceptable terms or at all.

Our operations may subject us to liabilities for environmental or other regulatory matters, the costs of which could be material.

Our manufacturing operations in the United States and Mexico involve the use, handling, storage and disposal of hazardous substances, including, for example, the paint used for our guitars, and we are subject to numerous environmental, health and safety laws and regulations, including those regulating the handling, storage and disposal of hazardous substances and discharges to the air, soil and water, as well as the investigation and remediation of contaminated sites. Many of these laws impose strict, retroactive, joint and several liability upon owners and operators of properties, including with respect to environmental matters that occurred prior to the time the party became an owner or operator. In addition, we may have liability with respect to third party sites to which we sent waste for disposal in the past. From time to time, we have been required to make payments or modify our operations and facilities as a result of environmental matters. For example, in fiscal 2009, we reached a settlement with the Environmental Protection Agency pursuant to which we agreed to pay approximately $79,000 in penalties due to improper waste storage and inadequate personnel training at our Corona, California facility. If we were to become liable in the future with respect to the release of any hazardous substance or contamination of any site, we may be subject to significant fines and cleanup costs. In addition, these or other events, including changes in environmental, health and safety laws, may require us to modify our operations or facilities, which could be costly.

In addition to risks relating to traditional environmental law and regulations, we also face increasing complexity in the design and manufacture of our products as we must adjust to new and upcoming requirements relating to the materials composition of many of our products, including worker safety laws. We have incurred costs to comply with these regulations in the past and will incur additional costs in the future. In addition, compliance with these regulations could disrupt our operations and logistics. We will need to ensure that we can design and manufacture compliant products and that we can be assured a supply of compliant components from our suppliers. These and other environmental regulations may require us to redesign our products to utilize new components that are compatible with these regulations, which may result in additional costs to us or cause us to eliminate the products from our portfolio.

Many of our products are also subject to regulations, including with respect to certifications and safety testing. In the second quarter of fiscal 2010, we received a letter of inquiry from the Federal Communications Commission, or FCC, asking for information about Fender electronic digital device products subject to part 15 of the FCC’s rules governing radio frequency devices. As regulations of our products and operations increase, there is a risk that we are not aware of, and not in full compliance with, all regulations to which we may be subject globally.

Our secured credit facilities contain restrictive and financial covenants, and if we are unable to comply with these covenants, we will be in default, which could result in acceleration of our outstanding indebtedness.

As of April 1, 2012, on an as adjusted basis after giving effect to the application of a portion of the net proceeds to us of this offering, we would have approximately $167.6 million outstanding under our secured credit facilities. Our secured credit facilities contain covenants that require us to maintain certain specified financial ratios and restrict our ability to pay dividends with respect to our capital stock, encumber our assets, incur additional indebtedness, engage in certain business combinations or undertake various other corporate activities. In addition, we have pledged substantially all of our assets and properties under these facilities. These restrictive and financial covenants, as well as the pledge, reduce our operating flexibility and may prevent us from engaging in certain transactions that may be beneficial to us. In addition, our ability to comply with these covenants could be affected by events beyond our control.

Although we are currently in compliance with these covenants, in the future if we are unable to comply with any of these covenants, we will be in default, which could result in the acceleration of our outstanding indebtedness. In such event, we would most likely need to raise funds from alternative sources, which funds may not be available to us on acceptable terms or at all. Alternatively, such an event could require us to sell our assets and otherwise curtail our operations in order to pay our lenders, which could harm our business and results of operations.

If we are required to refinance our credit facilities, due to an acceleration of indebtedness as a result of an event of default, a change of control of our company, an acceleration of the revolver portion of our credit facilities as a result of the term loan portion not being refinanced, extended or repaid by March 9, 2014, or otherwise, we do not believe that we would be able to receive terms that are as favorable to us as those under our current facilities, either with respect to interest rate or operating and financial covenants.

In addition, our indebtedness and our need to allocate a portion of our cash flows to repayments under our credit facilities could have important consequences, including:

•	reducing the availability of our cash flow for other purposes, including working capital, capital expenditures, product development, acquisitions or other corporate requirements;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

Our debt obligations under our secured credit facilities have variable interest rates, which makes us more vulnerable to increases in interest rates and could cause our interest expense to increase and decrease cash available for operations and other purposes.

We had $246.2 million of debt, bearing interest at a variable rate, outstanding under our credit facilities as of January 1, 2012 and $255.8 million of debt, bearing interest at a variable rate, outstanding under our credit facilities as of April 1, 2012. Recent interest rates in the United States have been at historically low levels, and any increase in these rates would increase our interest expense and reduce our funds available for operations and other purposes. Although from time to time we enter into agreements to hedge a portion of our interest rate exposure, these agreements may be costly and may not protect against all interest rate fluctuations. Accordingly, we may experience material increases in our interest expense as a result of increases in interest rate levels generally. Based on the $246.2 million of variable interest rate indebtedness that was outstanding as of January 1, 2012, a hypothetical 100 basis point increase or decrease in the interest rate on our long-term debt would have resulted in an approximately $1.0 million change to our interest expense for fiscal 2011.

We will incur significant increased costs as a result of being a public company, and our management will be required to devote substantial time to compliance efforts.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq Stock Market’s Global Select Market, or Nasdaq, impose additional requirements on public companies, including enhanced corporate governance practices and reporting requirements. We also will be required to establish and maintain internal control over financial reporting and disclosure controls and procedures. In particular, under the current rules of the SEC, beginning with fiscal 2013, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Beginning with fiscal 2018, or such earlier time as we are no longer an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm also will be required to report on our internal control over financing reporting. See “Prospectus summary—Emerging growth company status” for a description of circumstances where we could lose our “emerging growth company” status. We expect to incur substantial accounting and auditing expenses and expend significant management time in complying with the requirements of Section 404. In addition, we could be required to expend significant management time and financial resources to correct any material weaknesses in our internal control over financial reporting that may be identified. If our management is unable to certify the effectiveness of our internal control over financial reporting, our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting when that requirement becomes applicable to us or material weaknesses in our internal control over financial reporting were identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could seriously harm our business and reduce our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on Nasdaq or any other stock exchange on which our common stock may be listed. Delisting of our common stock on any exchange would reduce the liquidity of the market for our common stock, which would reduce the price of our stock and increase the volatility of our stock price.

Our management and other personnel will need to devote a substantial amount of time to these public company requirements, and there is no assurance that we will be able to comply with these requirements in a timely manner or at all. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These rules and regulations also could make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees or as executive officers. Some members of our management team have limited or no experience in managing a public company, which may require those members to devote additional time to familiarize themselves with public company requirements and may increase the risk that we will not be able to comply with those requirements in a timely manner or at all.

Risks related to this offering and ownership of our common stock

The trading price of our common stock may be volatile, and you might not be able to sell your shares at or above the initial public offering price.

Our common stock has no prior trading history. The trading price of our common stock could be volatile, and you could lose all or part of your investment in our common stock. Factors affecting the trading price of our common stock could include:

•	variations in our operating results or those of our competitors;

•	new product or other significant announcements by us or our competitors;

•	changes in our product mix;

•	changes in consumer preferences;

•	fluctuations in currency exchange rates;

•	the gain or loss of significant customers;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	changes in general economic conditions as well as conditions affecting our industry in particular;

•	sales of our common stock by us, our significant stockholders or our directors or executive officers; and

•	the expiration of contractual lock-up agreements.

In addition, in recent years, the stock market has experienced significant price fluctuations. Fluctuations in the stock market generally or with respect to companies in our industry could cause the trading price of our common stock to fluctuate for reasons unrelated to our business, operating results or financial condition. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. A suit filed against us, regardless of its merits or outcome, could cause us to incur substantial costs and could divert management’s attention.

A market for our securities may not develop or be maintained and our stock price may decline after the offering.

Prior to this offering, there has been no public market for shares of our common stock. An active public trading market for our common stock may not develop or, if it develops, may not be maintained, after this offering. Our company, the selling stockholder and the representatives of the underwriters will negotiate to determine the initial public offering price, and the initial public offering price does not necessarily reflect the price at which investors will be willing to buy and sell our shares following this offering. The initial public offering price may be higher than the trading price of our common stock following this offering. As a result, you could lose all or part of your investment.

Future sales of our shares, or the perception that such sales may occur, could cause our stock price to decline.

If our existing stockholders sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of April 1, 2012, upon completion of this offering, we will have 26,361,833 shares of common stock outstanding after this offering. Of these shares, 11,028,572 shares of common stock will be freely tradable, without restriction, in the public market. Our executive officers, directors and the holders of substantially all of our shares of common stock have entered into contractual lock-up agreements with the underwriters pursuant to which they have agreed, subject to certain exceptions, not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of the final prospectus for this offering, subject to extension under some circumstances. J.P. Morgan Securities LLC and William Blair & Company, L.L.C. may, however, permit these holders to sell shares prior to the expiration of the lock-up agreements. For additional information, see “Shares eligible for future sale” and “Underwriting.”

Upon the expiration of the contractual lock-up agreements pertaining to this offering, up to an additional 15,333,261 shares will be eligible for sale in the public market, 6,053,739 of which are held by directors, executive officers and other affiliates and will be subject to volume and manner of sale limitations under Rule 144 under the Securities Act. Certain of our existing stockholders have demand and piggyback rights to require us to register with the SEC up to 6,053,739 shares of our common stock, subject to contractual lock-up agreements. See “Description of capital stock—Registration rights” for more information. If we register any of these shares of common stock, those stockholders would be able to sell those shares freely in the public market.

In addition, the shares that are either subject to outstanding options or that may be granted in the future under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the contractual lock-up agreements and Rules 144 and 701 under the Securities Act.

The following table shows when the 26,361,833 shares of our common stock that will be outstanding when this offering is complete, will be eligible for sale in the public market:

	Shares eligible for sale
Date	Number of shares	Percentage of outstanding shares

On the date of this prospectus	11,028,572	41.8
At various times beginning 181 days or more after the date of this prospectus	15,333,261	58.2

After this offering, we intend to register the shares of our common stock that we have issued or may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to any vesting or contractual lock-up agreements.

In addition, our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering authorizes us to issue 133,000,000 shares of common stock, of which 26,361,833 shares will be outstanding after this offering.

If any of these additional shares described are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares eligible for future sale.”

We are an “emerging growth company,” and the reduced disclosure requirements applicable to “emerging growth companies” could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We cannot predict if investors will find our common stock less attractive to the extent we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If securities and industry analysts do not commence and continue coverage of our company, the trading price for our stock would suffer. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes unfavorable research about our business or our industry, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Weston Presidio and our directors and officers and insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, funds and a director affiliated with the growth capital firm Weston Presidio will beneficially own 17.8% of our outstanding common stock, and our other directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 10.1% of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by Weston Presidio and our executive officers and directors and their affiliates, see “Principal and selling stockholders.”

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company.

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Among other things, these provisions:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to discourage a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	require supermajority stockholder voting to effect certain amendments to our bylaws;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing other matters that can be acted upon by stockholders at stockholder meetings; and

•	impose restrictions on mergers and other combinations between us and certain interested stockholders.

For more information regarding these and other provisions, see “Description of capital stock—Anti-takeover effects of our certificate of incorporation and bylaws and Delaware law.”

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” “may,” “might,” the negative of these terms and other comparable terminology. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our expectations regarding consumer preferences and our ability to respond to changes in consumer preferences;

•	our ability to maintain the popularity of our brands or continue developing our brands as lifestyle brands;

•	our ability to expand our product offerings;

•	our ability to expand our brands beyond the traditional musical instruments category or to expand our licensing and co-branding activities;

•	our ability to maintain or broaden our relationships with signature artists, dealers, manufacturers, distributors and others;

•	our ability to expand in international markets;

•	our ability to successfully identify and manage any potential acquisitions or distribution relationships and to benefit from our recent acquisitions or distribution relationships;

•	our ability to maintain or enhance operational efficiencies; and

•	our expectations regarding the use of proceeds from this offering.

Actual events or results may differ materially from expected events or results. All forward-looking statements involve risks, assumptions and uncertainties. See “Risk factors” and elsewhere in this prospectus for additional discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. There may also be risks of which we are currently unaware, or that we currently regard as immaterial based on the information available to us, that later prove to be material. In addition, new risks may emerge from time to time, and it is not possible for management to predict or identify all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual events or results to differ materially from those contained in any forward-looking statements. In light of these risks, assumptions and uncertainties the forward-looking events discussed in this prospectus might not occur. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of proceeds

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $88.2 million, assuming an initial public offering price of $14.00 per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease the net proceeds to us from this offering (after deducting assumed underwriting discounts and commissions) by $6.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease the net proceeds to us from this offering (after deducting assumed underwriting discounts and commissions) by $1.3 million, assuming an initial public offering price of $14.00 per share. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

We intend to use the net proceeds to us from this offering to repay a portion of the amount outstanding under the term loan portion of our senior secured credit facility. As of April 1, 2012, the interest rate on the term loan portion of our senior secured credit facility, which is scheduled to mature in June 2014, was 2.50%. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Long-term debt” for more information. We have used borrowings under our credit facility for working capital purposes, capital expenditures and to fund acquisitions of businesses and assets, including the acquisition of KMC.

Dividend policy

We have not declared or paid cash dividends on our common stock within the past two fiscal years. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, our senior secured credit facility limits our ability to pay dividends to our stockholders. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” for additional information.

Capitalization

The following table sets forth our cash and cash equivalents, short-term debt and capitalization as of April 1, 2012:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering, and (ii) the automatic conversion of our class B common stock and class C common stock into an aggregate of 8,468,964 shares of common stock upon the closing of the offering; and

•

on a pro forma as adjusted basis, reflecting the pro forma adjustments and the sale of                  shares of common stock by us in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds to repay approximately $88.2 million of the amount outstanding under the term loan portion of our senior secured credit facility.

You should read this table in conjunction with the sections of this prospectus titled “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

As of April 1, 2012 (in thousands, except share and per share data)	Actual (unaudited)	Pro forma (unaudited)	Pro forma as adjusted (1) (unaudited)

Cash and cash equivalents	$13,789	$13,789	$13,789

Short-term debt	$3,000	$3,000	$3,000
Long-term debt:
Revolver	14,000	14,000	14,000
Term loan	238,848	238,848	150,648

Redeemable common stock:
Common Stock and Class B common stock, par value $0.01 per share; 35,417,984 shares authorized, 482,160 shares (consisting of 335,160 shares of Common stock and 147,000 shares of Class B common stock) issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	6,801	—	—
Class C common stock, par value $0.01 per share; 7,563,248 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	106,684	—	—

Stockholders’ (deficit) equity:
Preferred stock, par value $0.01 per share; no shares, authorized, issued and outstanding, actual; 7,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.01 per share; 27,104,056 shares authorized, 10,414,852 shares, issued and outstanding, actual; 133,000,000 shares authorized, 19,218,976 shares issued and outstanding, pro forma; 133,000,000 shares authorized, 26,361,833 shares issued and outstanding, pro forma as adjusted	104	192	264
Class B common stock, par value $0.01 per share; 8,313,928 shares authorized, 758,716 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	8	—	—
Additional paid-in capital	—	113,405	201,533
Accumulated other comprehensive income	2,401	2,401	2,401
Accumulated deficit	(82,466)	(82,466)	(82,466)

Total stockholders’ (deficit) equity	(79,953)	33,532	121,732

Total capitalization	$289,380	$289,380	$289,380

(1)	A $1.00 increase in the assumed initial public offering price of $14.00 per share would decrease long-term debt: term loan, and would increase additional paid-in capital and total stockholders’ (deficit) equity by $6.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price of $14.00 per share would increase long-term debt: term loan, and would decrease additional paid-in capital and total stockholders’ (deficit) equity by $6.6 million. An increase of 100,000 shares in the number of shares sold in this offering by us would decrease long-term debt: term loan, and would increase additional paid-in capital and total stockholders’ (deficit) equity from this offering by $1.3 million, assuming an initial public offering price of $14.00 per share and after deducting assumed underwriting discounts and commissions. A decrease of 100,000 shares in the number of shares sold in the offering by us would increase long-term debt: term loan, and would decrease additional paid-in capital and total stockholders’ (deficit) equity from this offering by $1.3 million, assuming an initial public offering price of $14.00 per share and after deducting assumed underwriting discounts and commissions.

The number of shares of our common stock to be outstanding following this offering is based on 19,218,976 shares of our common stock outstanding as of April 1, 2012, and excludes:

•	6,609,708 shares of common stock issuable upon exercise of options outstanding as of April 1, 2012, at a weighted average exercise price of $9.72 per share;

•

2,114,448 shares of common stock reserved for issuance under our 2012 Equity Compensation Plan (which includes 769,104 shares reserved for issuance under our predecessor equity compensation plans), which will become effective upon completion of this offering;

•

restricted stock units, representing the right at the option of the company to deliver 29,400 shares of common stock or an equivalent cash amount, of which 5,880 restricted stock units have vested as of April 1, 2012; and

•

49,000 shares of restricted stock that were granted to James A. Druckrey following commencement of his employment as our Executive Vice President and Chief Operating Officer and an additional 49,000 shares of restricted stock or an equivalent number of restricted stock units to be granted to Mr. Druckrey after 60 days of his employment.

See “Management—Equity benefit plans” for a description of our equity plans.

Dilution

Our pro forma net tangible book value as of April 1, 2012, was negative $5.0 million, or approximately negative $0.26 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding after giving effect to the automatic conversion of all outstanding shares of class B common stock and class C common stock into shares of common stock upon the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by new investors in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the pro forma adjustments described above and receipt of the net proceeds from our sale of                  shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus, and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us and reflecting the application of a portion of the net proceeds to us from the offering to repay approximately $88.2 million of the amount outstanding under the term loan portion of our senior secured credit facility, our pro forma as adjusted net tangible book value as of April 1, 2012, would have been $83.2 million, or $3.16 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.42 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $10.84 per share to new investors in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share as of April 1, 2012	$(0.26)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors in this offering	3.42

Pro forma as adjusted net tangible book value per share after giving effect to this offering		3.16

Dilution per share to new investors in this offering		$10.84

A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease our pro forma as adjusted net tangible book value per share after giving effect to this offering by $0.25 and increase or decrease dilution per share to new investors in this offering by $0.75, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting assumed underwriting discounts and commissions payable by us.

An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease our pro forma as adjusted net tangible book value per share after giving effect to this offering by $0.05, and increase or decrease dilution per share to new investors in this offering by $0.05, assuming an initial public offering price of $14.00 per share and after deducting assumed underwriting discounts and commissions payable by us.

The following table presents on a pro forma as adjusted basis as of April 1, 2012, after giving effect to the differences between the existing stockholders and the new investors in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	19,218,976	72.9%	$69,040,000	40.8%	$3.59
New investors in this offering	7,142,857	27.1	99,999,998	59.2	14.00

Totals	26,361,833	100.0%	$169,039,998	100.0%	$6.41

A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease the total consideration paid by new investors in this offering and the total consideration paid by all stockholders by $7,142,857, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease the total consideration paid by new investors in this offering and the total consideration paid by all stockholders by $1,400,000, assuming an initial public offering price of $14.00 per share.

Sales of shares of common stock by the selling stockholder in our initial public offering will reduce the number of shares of common stock held by existing stockholders to 15,647,547, or approximately 59.4% of the total shares of common stock outstanding after our initial public offering, and will increase the number of shares held by new investors to 10,714,286, or approximately 40.6% of the total shares of common stock outstanding after our initial public offering.

If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own 53.3% and new investors in this offering would own 46.7% of the total number of shares of our common stock outstanding after this offering.

As of April 1, 2012, there were options outstanding to purchase 6,609,708 shares of our common stock and restricted stock units outstanding representing the right, at our option, to deliver 29,400 shares of common stock to the holders of such units. To the extent outstanding options are exercised or we deliver shares of common stock to holders of outstanding stock units, there will be further dilution to new investors. For a description of our equity plans, see “Management—Equity benefit plans.”

Selected consolidated financial data

The following selected consolidated statement of operations data for each of the years ended January 3, 2010, January 2, 2011, and January 1, 2012, and the selected consolidated balance sheet data as of January 2, 2011, and January 1, 2012, have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected statement of operations data for each of the years ended December 30, 2007, and December 28, 2008, and the balance sheet data as of December 30, 2007, December 28, 2008, and January 3, 2010, have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated statement of operations data for each of the 13 weeks ended April 3, 2011, and April 1, 2012, and the selected consolidated balance sheet data as of April 1, 2012, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements.

We operate and report financial information on a 52 or 53 week year with the fiscal year ending on the Sunday closest to the end of December. Fiscal 2007 contained 52 weeks of operations, fiscal 2008 contained 52 weeks of operations, fiscal 2009 contained 53 weeks of operations, fiscal 2010 contained 52 weeks of operations and fiscal 2011 contained 52 weeks of operations. The quarterly reporting periods contained in the unaudited consolidated financial statements included in this prospectus consist of 13 weeks ended on April 3, 2011, and April 1, 2012.

The historical results presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period may not necessarily be indicative of the results that may be expected for a full year. You should read the selected consolidated financial and operating data for the periods presented in conjunction with “Risk factors,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

	Fiscal year ended					13 weeks ended
	December 30, 2007 (1)	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012	April 3, 2011	April 1, 2012

						(unaudited)
	(in thousands, except share and per share data)
Consolidated statement of operations data:
Net sales	$457,156	$712,907	$612,521	$617,830	$700,554	$170,106	$173,769
Cost of goods sold	299,121	485,072	420,919	447,250	483,020	117,848	119,459

Gross profit	158,035	227,835	191,602	170,580	217,534	52,258	54,310

Operating expenses:
Selling, general and administrative	88,234	150,349	125,711	121,651	137,128	33,917	39,294
Warehouse	14,699	26,536	25,878	27,713	28,426	7,044	7,045
Research and development	7,011	8,557	9,004	9,299	10,157	2,397	2,679
Impairment charges	—	32,570	1,200	777	—	—	—

Total operating expenses	109,944	218,012	161,793	159,440	175,711	43,358	49,018

Income from operations	48,091	9,823	29,809	11,140	41,823	8,900	5,292

Other income (expense):
Net foreign currency exchange gain (loss)	(832)	1,781	(3,602)	(1,175)	(3,807)	(269)	1,042
Interest expense	(24,521)	(25,766)	(15,636)	(12,688)	(14,927)	(2,815)	(3,388)
Other, net	(1,977)	533	1,723	386	1,130	371	(96)

Total other income (expense)	(27,330)	(23,452)	(17,515)	(13,477)	(17,604)	(2,713)	(2,442)

Income (loss) before income taxes	20,761	(13,629)	12,294	(2,337)	24,219	6,187	2,850
Income tax expense (benefit)	6,151	(5,435)	1,507	(652)	5,208	(756)	990

Net income (loss)	14,610	(8,194)	10,787	(1,685)	19,011	6,943	1,860
Net income available to redeemable common stockholders	69,844	—	4,724	15,584	15,785	394	13,696

Net income (loss) available (attributable) to common stockholders	$(55,234)	$(8,194)	$6,063	$(17,269)	$3,226	$6,549	$(11,836)

Net income (loss) per common share available (attributable) to common stockholders:
Basic	$(5.04)	$(0.72)	$0.53	$(1.51)	$0.29	$0.59	$(1.06)
Diluted	$(5.04)	$(0.72)	$0.45	$(1.51)	$0.25	$0.58	$(1.06)
Weighted average common shares outstanding:
Basic	10,957,576	11,430,720	11,451,594	11,453,946	11,141,718	11,118,786	11,173,568
Diluted	10,957,576	11,430,720	13,596,912	11,453,946	12,789,784	11,206,790	11,173,568

	Fiscal year ended					13 weeks ended
	December 30, 2007 (1)	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012	April 3, 2011	April 1, 2012

						(unaudited)
	(in thousands, except share and per share data)
Pro forma net income per common share (unaudited)
Basic					$0.99		$0.10
Diluted					$0.91		$0.09
Weighted average common shares used in computing pro forma net income per common share (unaudited) (2):
Basic					19,151,356		19,071,976
Diluted					20,799,422		20,317,948

(1)	Excludes the impact of our acquisition of KMC, which was completed on December 31, 2007.

(2)	Weighted average common shares used in computing pro forma net income per common share (unaudited) gives effect as of January 3, 2011, to the automatic conversion of our class B common stock and class C common stock into an aggregate of 8,468,964 shares of common stock, which will occur upon the closing of this offering.

As of (in thousands)	December 30, 2007 (1)	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012	April 1, 2012

Consolidated balance sheet data:
Cash and cash equivalents	$28,784	$19,369	$44,961	$15,990	$12,971	$13,789
Inventories	119,093	202,615	145,648	163,876	181,333	178,369
Working capital	145,242	183,080	169,912	184,489	191,052	205,453
Property and equipment—net	31,310	37,498	32,906	28,504	31,389	35,427
Total assets	272,476	422,161	356,772	346,897	366,580	369,769
Total debt and capital lease obligations, including current maturities	201,062	344,229	249,971	268,287	247,520	257,182
Total stockholders’ (deficit)	(133,348)	(79,420)	(68,308)	(84,272)	(67,811)	(79,953)

(1)	Excludes the impact of our acquisition of KMC, which was completed on December 31, 2007.

Management’s discussion and analysis of

financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected consolidated financial data” and our consolidated financial statements and the related notes and other financial information, which are included elsewhere in this prospectus. Some of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. You should review the “Risk factors” and “Special note regarding forward-looking statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We operate and report financial information on a 52 or 53 week fiscal year ending on the Sunday closest to the end of December. The reporting periods contained in our audited consolidated financial statements included in this prospectus contain 52 weeks of operations in fiscal 2011, 52 weeks of operations in fiscal 2010 and 53 weeks of operations in fiscal 2009. The quarterly reporting periods contained in the unaudited consolidated financial statements included in this prospectus consist of 13 weeks ended on April 3, 2011, and April 1, 2012. Historical results are not necessarily indicative of the results to be expected for any future period, and results for any interim period may not necessarily be indicative of the results that may be expected for a full year.

Overview

We are one of the world’s leading marketers, manufacturers and distributors of musical instruments and accessories. We design, develop, manufacture and purchase musical instruments, accessories and related products for sale and distribution to wholesale and retail outlets throughout the world. We have built a comprehensive portfolio of brands led by the iconic Fender brand and other brands such as Squier, Jackson, Guild, Ovation and Latin Percussion, which we own, and Gretsch, EVH (Eddie Van Halen) and Takamine, for which we are the licensee. We act as an exclusive manufacturer and/or distributor for brands such as Gretsch, EVH and Takamine. For some of the brands we distribute, we pay the licensors a royalty payment based on sales we generate on those brands. For the remaining brands that we distribute, we purchase products from manufacturers or OEMs, and resell those products to our customers. Through these brands, we reach a broad range of musicians, from beginners to professionals, across many genres of music.

Our revenues are derived primarily from the sale of fretted instruments, guitar amplifiers, percussion and accessories. For fiscal 2011, approximately 59.9% of our gross sales before discounts and allowances were generated from the sale of fretted instruments, 12.1% from guitar amplifiers, 9.1% from percussion and 18.9% from accessories. Gross sales before discounts and allowances is comprised of product sales but, unlike net sales, does not include licensing income and dealer freight collection, and is not net of cash discounts, sales return allowances and rebates. We distribute our products through the following five sales channels:

•

Independent channel—comprised of over 13,000 independently owned music stores that typically offer personalized customer service. Some of our independent retailers are also authorized to sell our products on their websites. This channel represented a majority of our gross sales before discounts and allowances for fiscal 2011 and the first quarter of fiscal 2012.

•

National channel—comprised of large, multi-unit musical instrument retailers such as Guitar Center and Sam Ash who have nationwide store networks through which they then resell these products to consumers.

•

Mass merchant channel—comprised of large-format, multi-unit stores that purchase our products from us and then resell these products to consumers. Costco was our most significant mass merchant customer in fiscal 2011.

•	Online and catalog channel—we also sell some of our products to certain online, mail order, catalog and telesales companies, including Musician’s Friend, American Music Supply and Amazon.

•

Distributor channel—within Asia, Latin America and certain other markets, we sell our products primarily through distributors who, in turn, sell to retailers within their authorized distribution areas.

We are organized into two reporting segments: Fender Musical Instruments, or FMI, and KMC Musicorp, or KMC. While both FMI and KMC include the sale and distribution of fretted instruments, guitar amplifiers, percussion and accessories, FMI markets to both domestic and international customers and KMC primarily focuses on distribution of accessories and certain musical instruments in North America. For fiscal 2011, FMI represented 73.1% and KMC represented 26.9% of our net sales, respectively. For the first quarter of fiscal 2012, FMI represented 72.8% and KMC represented 27.2% of our net sales, respectively.

Our products are manufactured by us at our owned or leased manufacturing facilities or by OEMs. We believe this combination of facilities provides us with increased manufacturing capacity and the flexibility and scale to more efficiently and quickly respond to consumer demand. We have manufacturing operations in Corona, California; New Hartford, Connecticut; Ensenada, Mexico; Scottsdale, Arizona; and Ridgeland, South Carolina. We primarily manufacture our products that are sold at higher price points in the United States. Products manufactured by our OEMs are typically sold at lower price points.

Our products are sold in the United States and approximately 85 countries around the world, with net sales outside of the United States representing approximately 46.7% and 43.4% of our net sales in fiscal 2011 and the first quarter of fiscal 2012, respectively. Geographically, we segregate our business into the following three regions:

•	North America (United States and Canada)

•	Europe (including the Middle East and Africa)

•	International (Asia, Australia and Latin America)

Our predecessor company was founded in 1946 by Leo Fender. In 1965, Leo Fender sold Fender Electric Instrument Company to Columbia Records Distribution Corp., a division of Columbia Broadcasting System, Inc., or CBS. The business reemerged as a stand-alone company when the late William Schultz and current Board member, William (Bill) Mendello, formed Fender Musical Instruments Corporation to purchase the business from CBS in 1985. On December 31, 2007, we acquired Kaman Music Corporation, now known as KMC Musicorp, a distributor of musical instruments and accessories.

Opportunities, challenges and risks

We intend to focus on generating sales through our existing sales channels. As we grow and expand our business, we anticipate an increasing percentage of our new sales will come from our international dealers and distributors.

Europe represented approximately 27.3% and 25.5% of our net sales in fiscal 2011 and the first quarter of fiscal 2012, respectively, and has been the geographic area where we have historically realized higher gross margins. Europe has been a critical part of our growth, and we intend to continue to increase our presence in the European market through expansion of our accessories business and by increasing the portion of net sales we generate by selling product directly to European retailers. However, in the near term, we expect the percentage of our net sales generated from Europe to decline due to current difficult European economic and market conditions.

During fiscal 2012, we intend to create a specialty sales force in North America to focus on selling our non-Fender branded instruments and accessories. We intend to apply the sales, marketing and branding strategies that have been successful with our Fender brand to these other brands to enhance their future earnings contribution.

We generated less than 1% of our net sales through licensing fees and royalties in fiscal 2011 and the first quarter of fiscal 2012. As this is an area where we see a significant growth opportunity, we plan to increase our licensing fee and royalty revenue as a percentage of our net sales through expansion into new product categories and geographies.

We have a global manufacturing footprint through our owned facilities and OEM partners that is focused on delivering quality products at a competitive price. Our products manufactured in our Corona, California factory are priced at a premium and we believe offer us a distinct competitive advantage. In fiscal 2011, we began increasing our level of capital investment in both our Corona, California and Ensenada, Mexico facilities to improve productivity. We intend to continue these capital investments as we believe these investments will ultimately allow us to achieve higher overall gross margins, although in the near term the benefits of these investments may not be reflected in our financial results.

In fiscal 2011 and the first quarter of fiscal 2012, products manufactured by OEMs accounted for approximately 64% and 62%, respectively, of our gross sales before discounts and allowances. Accordingly, our operating results are affected by conditions in the geographic regions in which these OEMs are located, including, in many cases, rising labor rates, commodity price fluctuations and currency fluctuations. We continually evaluate shifting additional production to manufacturing facilities with lower or more stable costs. For example, our Ensenada, Mexico manufacturing facility provides us with products at stable, relatively low costs, and we intend to explore opportunities to move additional production to that facility.

We intend to increase our investment in research and development in absolute dollars to develop new products, including our specialty products. We also plan to invest in our marketing efforts by increasing our focus on direct to consumer marketing initiatives.

During the second quarter of fiscal 2010, we experienced a supply issue with our main paint supplier, who ceased operation due to financial difficulty. This paint supply issue caused us to temporarily stop the production of a number of our electric and bass guitars manufactured in Corona, California in April 2010. We resumed full production at this facility by the end of fiscal

2010. As of January 2, 2011, we had approximately $26.2 million of cancellable backlog. We believe that a substantial majority of this backlog related to this production problem and contributed to higher sales in the first and second quarters of fiscal 2011 as we filled the backlog. Following this disruption, we increased our focus on evaluating our sources of supply across our manufacturing operations to develop second sources of supplies where feasible. Nevertheless, we could face other manufacturing difficulties that could similarly harm our results in the future.

Basis of presentation

Net sales is comprised of:

Revenue from:

•

Product sales:    consists of sales of fretted instruments, guitar amplifiers, percussion and accessories, sold through our independent channel, national channel, distributor channel, mass merchant channel and online/catalog channel. We recognize revenue when products are delivered, collection of the receivable is probable, persuasive evidence of an arrangement exists, and the sales price to our customers is fixed or determinable;

•

Royalty income:    consists of licensing fees and royalties earned by us from contractual relationships we have with third parties that allow them to use our intellectual property in return for a fixed fee or percentage of their sales; and

•	Dealer freight collection: consists of the net freight billed to customers less freight allowances;

Net of:

•	Cash discounts: consists of discounts given to customers for early payment of their receivable balances;

•

Sales returns allowances:    consists of adjustments to our sales returns reserve. This reserve is based upon estimates of the projected returns in future periods based on our experience with returns recorded in previous periods; and

•	Rebates: consists of incentives we provide to customers who achieve predetermined growth targets, which we accrue based on our expectation of whether these targets will be achieved.

Cost of goods sold consists of:

•

The cost of manufactured products (raw materials consumed, the cost to procure materials, labor costs, including wages, stock based compensation expense and employee benefits, and factory overhead to produce finished good products).

•	The cost of products purchased for resale;

•	The cost to inspect and repair products;

•	Shipping costs associated with inbound freight. These costs are capitalized as part of inventory and included in cost of goods sold as the inventory is sold;

•	Promotional expense associated with products or samples provided to our dealers, distributors and customers, in addition to certain advertising arrangements, such as purchasing catalog pages;

•

Royalty expenses, including payments to certain artists for our use of their names, likeness and/or images in connection with the sales of products we jointly develop with them. Royalty expenses also includes amounts paid for Gretsch and EVH products and other products incorporating third party intellectual property;

•	Dealer freight expense incurred for shipments to customers, excluding customers who pay for their own freight;

•	Warranty costs associated with the repair of products under warranty agreements; and

•	Charges to write-down the carrying value of our inventory when it exceeds the net realizable value, to adjust for obsolete inventory and to adjust for periodic physical inventory counts.

Gross profit/gross margin

Our gross profit equals our net sales minus cost of goods sold. Our gross margin measures our gross profit as a percentage of net sales.

Our gross margins fluctuate based on product and geographic mix as certain of our products are sold at higher gross margins than others. Generally, we earn higher gross margins on our Fender brand electric guitars. We typically earn lower gross margins on products we purchase from others and distribute. Gross margins have typically been higher in North America and Europe than in other international markets where the majority of our net sales are through distributors.

In the near term, we anticipate our gross margins to be in line with our historical results. We believe our gross margins in the intermediate to long term will benefit from our strategies of increasing our direct sales to retailers in international markets and earning additional royalty income by expanding our licensing business. Furthermore, we are also increasing our investment in our manufacturing facilities to improve our operating efficiencies and gross margins.

Operating expenses

Our operating expenses consist of the following:

•	Selling, general and administrative;

•	Warehouse;

•	Research and development; and

•	Impairment charges.

Our selling, general and administrative expenses consist primarily of personnel and facility costs related to our executive, sales, marketing, finance, customer service, information technology, human resources and administrative personnel, including wages, stock based compensation and employee benefits. Other significant selling, general and administrative expenses include advertising and promotions related to in-store advertising, trade shows, travel and entertainment and promotional products. We also record professional and contract service expenses, rent and lease expenses associated with corporate locations and equipment, and legal expenses in selling, general and administrative expenses. In the long term, we expect selling, general and administrative expenses to stay relatively flat as a percentage of sales. However in the near term, we expect selling, general and administrative expenses to increase as a percentage of sales as we expand into new international markets, invest in additional marketing initiatives and incur expenses associated with becoming a public company.

Our warehouse expenses consist primarily of personnel costs, including wages and employee benefits, and facility costs. These warehouse costs represent our handling costs to store, move and prepare products for shipment from our warehouse facilities. Additionally, we incur outside service expenses related to the use of a third party warehouse distribution management service for our European distribution of products. We expect our warehouse expenses to stay relatively flat as a percentage of sales in both the near and long term.

Our research and development expenses consist primarily of personnel costs, including wages, stock based compensation and employee benefits, for our research and development teams. We also incur costs associated with professional services when we require external expertise on various projects such as advanced electronics for our guitar amplifiers. We expense research and development costs as incurred. We expect our research and development expenses to increase slightly as a percentage of sales in the near and long term as a result of investment in product innovation.

Impairment charges consist of charges we record when we have determined that the carrying value of our goodwill, long-lived assets, or indefinite-lived intangible assets exceeds the fair value. We conduct an annual impairment test of goodwill and other intangibles at the end of each fiscal year or more frequently if there are any impairment indicators identified during the year. We also continually evaluate whether events and circumstances have occurred that indicate the remaining useful life of amortizable intangible assets may warrant revision.

Income from operations

We define income from operations as gross profit less our operating expenses. We use operating income as an indicator of the profitability of our business and our ability to manage costs.

Net foreign currency exchange gain (loss)

Net foreign currency exchange gain (loss) consists of gains and losses resulting from foreign exchange hedging activity, the foreign currency effect of the remeasurement of certain assets and liabilities of our foreign subsidiaries that are denominated in currencies other than the functional currency of the subsidiary and foreign exchange transaction gains and losses.

We use derivatives, including foreign currency forward contracts and options, to hedge against certain of the foreign exchange risks to which we are exposed. Certain derivatives are designated and qualify as cash flow hedges. Cash flow hedges are generally hedges against the foreign currency risk arising from changes in cash flows from forecasted foreign currency transactions, forecasted cash flows arising from an asset or liability that is carried on our consolidated balance sheets, or foreign currency firm commitments that are not recognized on our consolidated balance sheets. In order to qualify for accounting as a cash flow hedge, a derivative must satisfy a number of criteria, including the requirement that the derivative is deemed to be highly effective in hedging the related foreign currency risk. Changes in the fair value of cash flow hedges are divided into an effective and an ineffective portion. The effective portion of a change in value of a cash flow hedge is generally the change in value of the derivative to the extent that it offsets, but does not exceed, the change in value of the item being hedged. Any excess in the change in fair value of the derivative over the change in fair value of the item being hedged is deemed to be the ineffective portion. The effective portion of changes in the fair value of cash flow hedges is recorded in accumulated other comprehensive income (loss) and subsequently reclassified into earnings in the same period that the hedged item affects earnings. Any ineffective portion of the change in fair value of the cash flow hedge is recorded directly in net foreign currency gain (loss) in the consolidated statement of operations and comprehensive income (loss). Certain of our derivatives used to manage the foreign currency exposures are not designated as cash flows hedges because they do not satisfy the requirements of cash flow hedges or because we have not elected to apply hedge accounting to them. Changes in the fair value of the derivatives not designated as cash flow hedges are recorded directly in net foreign currency gain (loss) in earnings. The fair value of our derivative instruments is determined either using market quotes or valuation models that are based upon the net present value of estimated future cash flows that incorporate current market data inputs. We hold derivative instruments for hedging purposes only, not for speculative or trading purposes.

We operate outside the United States primarily through wholly-owned subsidiaries in Europe, Canada and Mexico. We have determined that the functional currency of each of our foreign subsidiaries, with the exception of our Mexican and Dutch subsidiaries, is the local currency of each such subsidiary, and that the functional currency of our Mexican and Dutch subsidiaries is the U.S. dollar. For each of our subsidiaries, monetary assets and liabilities (such as cash, marketable securities, accounts receivable and accounts payable) that are denominated in a currency that is not the functional currency of that subsidiary are remeasured and translated into the subsidiary’s functional currency using current exchange rates. Gains and losses resulting from this remeasurement process are included in net foreign currency exchange gain (loss).

Interest expense

Interest expense consists of interest on our term loan and revolver, amortization of deferred loan costs and net settlements on interest rate swap agreements. We use interest rate swap agreements to manage our exposure to interest rate fluctuations by effectively fixing the interest rate on a portion of our floating-rate debt. We expect our interest expense to decrease following this offering both in absolute terms and as a percentage of net sales as we repay a portion of the amount outstanding under the term loan portion of our senior secured credit facility with a portion of the net proceeds to us from this offering.

Other, net

Other, net consists of miscellaneous income and expenses and interest income from financing charges to customers.

Income tax expense (benefit)

We are subject to income taxes in the United States and various other foreign jurisdictions in which we do business. Some of these foreign jurisdictions have higher statutory tax rates than those in the United States, and certain of our international earnings are also taxable in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income and absorption of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws. In addition, we are subject to examination of our income tax returns by the U.S. Internal Revenue Service, or IRS, and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our current expectations, charges or credits to our income tax expense reserves and income tax expense may become necessary. Any such adjustments could have a significant impact on our results of operations.

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of January 1, 2012, and April 1, 2012, we did not have any valuation allowances recorded as we expect to fully utilize all of our deferred tax assets and we did not have any net operating loss or tax credit carry-forwards. For fiscal 2009, 2010 and 2011, we had effective tax rates of 12.3%, 27.9% and 21.5%, respectively. For the first quarter of fiscal 2011 and the first quarter of fiscal 2012, we had effective tax rates of (12.2)% and 34.7%, respectively. We expect our effective tax rate to increase to approximately 36% in the long term as we do not expect the recurrence of certain tax refunds and credits that we have had in the recent past.

Results of operations

The following table sets forth selected items in our consolidated statements of operations in dollars and as a percentage of net sales for the periods presented:

	Fiscal year						13 weeks ended
	2009		2010		2011		Apr. 3, 2011 (unaudited)		Apr. 1, 2012 (unaudited)
(dollars in thousands)	Actual	Percent of net sales	Actual	Percent of net sales	Actual	Percent of net sales	Actual	Percent of net sales	Actual	Percent of net sales

Net sales	$612,521	100.0%	$617,830	100.0%	$700,554	100.0%	$170,106	100.0%	$173,769	100.0%
Cost of goods sold	420,919	68.7%	447,250	72.4%	483,020	68.9%	117,848	69.3%	119,459	68.7%

Gross profit	191,602	31.3%	170,580	27.6%	217,534	31.1%	52,258	30.7%	54,310	31.3%

Operating expenses:
Selling, general and administrative	125,711	20.5%	121,651	19.7%	137,128	19.6%	33,917	19.9%	39,294	22.6%
Warehouse	25,878	4.2%	27,713	4.5%	28,426	4.1%	7,044	4.1%	7,045	4.1%
Research and development	9,004	1.5%	9,299	1.5%	10,157	1.4%	2,397	1.4%	2,679	1.5%
Impairment charges	1,200	0.2%	777	0.1%	—	0.0%	—	0.0%	—	0.0%

Total operating expenses	161,793	26.4%	159,440	25.8%	175,711	25.1%	43,358	25.5%	49,018	28.2%

Income from operations	29,809	4.9%	11,140	1.8%	41,823	6.0%	8,900	5.2%	5,292	3.0%

Other income (expense):
Net foreign currency exchange (loss)	(3,602)	-0.6%	(1,175)	-0.2%	(3,807)	-0.5%	(269)	-0.2%	1,042	0.6%
Interest expense	(15,636)	-2.6%	(12,688)	-2.1%	(14,927)	-2.1%	(2,815)	-1.7%	(3,388)	-1.9%
Other, net	1,723	0.3%	386	0.1%	1,130	0.2%	371	0.2%	(96)	-0.1%

Total other income (expense)	(17,515)	-2.9%	(13,477)	-2.2%	(17,604)	-2.5%	(2,713)	-1.6%	(2,442)	-1.4%

Income (loss) before income taxes	12,294	2.0%	(2,337)	-0.4%	24,219	3.5%	6,187	3.6%	2,850	1.6%

Income tax expense (benefit)	1,507	0.2%	(652)	-0.1%	5,208	0.7%	(756)	-0.4%	990	0.6%

Net income (loss)	$10,787	1.8%	$(1,685)	-0.3%	$19,011	2.7%	$6,943	4.1%	$1,860	1.1%

The first quarter of fiscal 2012 compared to the first quarter of fiscal 2011

Net sales

Net sales increased by $3.7 million, or 2.2%, to $173.8 million in the first quarter of fiscal 2012 from $170.1 million in the first quarter of fiscal 2011. The increase was primarily driven by growth in both the North America and international markets of $4.5 million. This increase was partially offset by lower overall effective prices of $0.7 million due primarily to market conditions in Europe. Net sales in the first quarter of fiscal 2011 included the effect of filling backlog resulting from the supply issue with our main paint supplier, which impacted the production of our electric and bass guitars manufactured in Corona, California as discussed in “—Opportunities, challenges and risks” above. As of January 2, 2011, we had approximately $26.2 million of cancellable backlog. We believe a substantial majority of this backlog related to this production problem and contributed to higher sales in the first and second quarters of fiscal 2011 as we filled the backlog. We estimate that approximately 10% of our net sales in the first quarter of fiscal 2011 resulted from filling the backlog from fiscal 2010, as described above.

Net sales from FMI increased by $3.4 million, or 2.7%, to $126.5 million in the first quarter of fiscal 2012 from $123.1 million in the first quarter of fiscal 2011. The increase was primarily driven by growth in the North America market of $4.2 million. The increase was partially offset by lower overall effective prices of $0.7 million due primarily to market conditions in Europe. We estimate that approximately 14% of our FMI sales in the first quarter of fiscal 2011 resulted from filling the backlog from fiscal 2010, as described above.

Net sales from KMC increased by $0.3 million, or 0.7%, to $47.3 million in the first quarter of fiscal 2012 from $47.0 million in the first quarter of fiscal 2011. The increase was primarily driven by growth in our international distributor channel.

Cost of goods sold

Cost of goods sold increased by $1.6 million, or 1.4%, to $119.5 million in the first quarter of fiscal 2012 from $117.8 million in the first quarter of fiscal 2011. The increase in cost of goods sold was primarily driven by a volume increase of $2.5 million in the first quarter of fiscal 2012. Further contributing to this increase was an inventory adjustment of $1.2 million related to a discontinued product in the first quarter of fiscal 2012. These increases in cost of goods sold were partially offset by favorable product mix of $1.1 million, factory operating efficiency gains of $0.8 million and lower freight and duty costs of $0.6 million in the first quarter of fiscal 2012 as compared to the first quarter of fiscal 2011. We estimate that approximately 10% of our cost of goods sold in the first quarter of fiscal 2011 was due to the resolution of the previously discussed paint supply issue.

Cost of goods sold from FMI increased by $1.5 million, or 1.8%, to $85.5 million in the first quarter of fiscal 2012 from $84.0 million in the first quarter of fiscal 2011. The increase in cost of goods sold was primarily driven by a volume increase of $2.2 million in the first quarter of fiscal 2012. Further contributing to the increase in cost of goods sold was an inventory adjustment of $1.2 million related to a discontinued product in the first quarter of fiscal 2012. These increases in cost of goods sold were partially offset by favorable product mix of $1.2 million, factory operating efficiency gains of $0.4 million and lower freight and duty costs of $0.6 million in the first quarter of fiscal 2012 as compared to the first quarter of fiscal 2011. We estimate that approximately 14% of our cost of goods sold in the first quarter of fiscal 2011 was due to the resolution of the previously discussed paint supply issue.

Cost of goods sold from KMC increased by $0.1 million, or 0.2%, to $34.0 million in the first quarter of fiscal 2012 from $33.9 million in the first quarter of fiscal 2011. The increase in cost of goods sold was primarily driven by a volume increase of $0.3 million and $0.2 million from changes in product mix in the first quarter of fiscal 2012. These increases were partially offset by operating efficiency gains of $0.4 million in the first quarter of fiscal 2012.

Gross profit/gross margin

Gross profit increased by $2.0 million, or 3.9%, to $54.3 million in the first quarter of fiscal 2012 from $52.3 million in the first quarter of fiscal 2011. Gross margin of 31.3% in the first quarter of fiscal 2012 increased 60 basis points from gross margin of 30.7% in the first quarter of fiscal 2011. The increase in gross profit was primarily driven by a volume increase of $1.3 million and favorable product mix of $1.1 million in the first quarter of fiscal 2012 compared to the first quarter of fiscal 2011. Further favorably impacting gross profit were operating efficiency gains of $0.8 million in the first quarter of fiscal 2012 and lower freight and duty costs of $0.6 million in the first quarter of fiscal 2012. These increases in gross profit were partially offset by an inventory adjustment of $1.2 million related to a discontinued product in the first quarter of fiscal 2012 and lower prices of $0.7 million related primarily to Europe in the first quarter of fiscal 2012. We estimate that approximately 10% of our gross profit in the first quarter of fiscal 2011 was due to the resolution of the previously discussed paint supply issue.

FMI gross profit increased by $1.8 million, or 4.6%, to $41.0 million in the first quarter of fiscal 2012 from $39.2 million in the first quarter of fiscal 2011. Gross margin of 32.4% in the first quarter of fiscal 2012 increased 60 basis points from gross margin of 31.8% in the first quarter of fiscal 2011. The increase in gross profit was primarily driven by a volume increase of $1.2 million and favorable product mix of $1.2 million in the first quarter of fiscal 2012 compared to the first quarter of fiscal 2011. Further favorably impacting gross profit were operating efficiency gains of $0.4 million in the first quarter of fiscal 2012 and lower freight and duty costs of $0.6 million in the first quarter of fiscal 2012. These increases in gross profit were partially offset by an inventory adjustment of $1.2 million related to a discontinued product in the first quarter of fiscal 2012 and lower prices of $0.6 million in the first quarter of fiscal 2012. We estimate that approximately 13% of our FMI gross profit in the first quarter of fiscal 2011 was due to the resolution of the previously discussed paint supply issue.

KMC gross profit increased by $0.2 million, or 1.8%, to $13.3 million in the first quarter of fiscal 2012 from $13.1 million in the first quarter of fiscal 2011. Gross margin of 28.2% in the first quarter of fiscal 2012 increased 30 basis points compared to the first quarter of fiscal 2011 gross margin of 27.9%. The increase in gross profit was primarily driven by operating efficiency gains of $0.4 million in the first quarter of fiscal 2012. Partially offsetting these increases in gross profit were price discounts on excess inventory of $0.1 million in the first quarter of fiscal 2012.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $5.4 million, or 15.9%, to $39.3 million in the first quarter of fiscal 2012 compared to $33.9 million in the first quarter of fiscal 2011. Approximately $3.1 million of the increase in selling, general and administrative expenses was the result of an increase in our labor related expenses. The remaining increase in the first quarter of fiscal 2012 was the result of an increase in advertising and promotional expenses, including related travel and entertainment expenses, of $1.5 million, an increase in professional services of

$0.3 million due primarily to IT and other consulting projects and an increase in building rent of approximately $0.2 million as the result of the relocation of our corporate headquarters.

The increase in our labor related expenses resulted from an increase in headcount and salary increases of approximately $1.2 million. Additionally, stock options issued in the second and third quarters of fiscal 2011 resulted in an increase in our stock-based compensation expense of approximately $1.6 million compared to the first quarter of fiscal 2011. The remaining increase in labor related costs of $0.3 million was the result of higher employee benefits and insurance costs.

The increase in advertising and promotional expenses, including related travel and entertainment expense, was primarily the result of costs related to the Musikmesse tradeshow in Germany of approximately $0.7 million. The tradeshow took place in the first quarter of fiscal 2012 but had been held in the second quarter during 2011. We also incurred higher costs related to the NAMM tradeshow of approximately $0.3 million as compared to the first quarter of fiscal 2011. The remaining increase in advertising and promotional expense related to new marketing initiatives, including our planned expansion into China.

Warehouse expenses

Warehouse expenses remained flat at approximately $7.0 million for both the first quarter of fiscal 2012 and the first quarter of fiscal 2011. Warehouse expense increased by $0.2 million related to labor and professional services; however, the increase was offset by a decrease in building rent of approximately $0.2 million.

Research and development expenses

Research and development expenses increased by $0.3 million, or 11.8%, to $2.7 million in the first quarter of fiscal 2012 compared to $2.4 million in the first quarter of fiscal 2011. The increase in research and development expenses was due primarily to an increase in labor related expenses.

Income from operations

As a result of the factors discussed above, income from operations decreased by $3.6 million, or 40.5% to $5.3 million in the first quarter of fiscal 2012 from $8.9 million in the first quarter of fiscal 2011. Income from operations as a percentage of net sales decreased 2.2 percentage points to 3.0% in the first quarter of fiscal 2012 from 5.2% in the first quarter of fiscal 2011.

Net foreign currency exchange gain (loss)

Our net foreign currency exchange gain (loss) increased by $1.3 million to a gain of $1.0 million in the first quarter of fiscal 2012 compared to a loss of $0.3 million in the first quarter of fiscal 2011. The increase was primarily the result of increased gains related to our Mexican Peso denominated foreign exchange hedging activity of $1.2 million and a decrease in losses from our Euro, Canadian Dollar and British Pound denominated foreign exchange hedging activity of approximately $0.6 million. The increase was partially offset by an increase in losses related to our Japanese Yen denominated foreign hedging activity of $0.4 million.

Interest expense

Interest expense increased by $0.6 million, or 20.4%, to $3.4 million in the first quarter of fiscal 2012 compared to $2.8 million in the first quarter of fiscal 2011. The increase was the result of additional interest expense in the first quarter of fiscal 2012 of $0.3 million from our interest rate swap agreement and the result of a $0.3 million reduction in interest expense in the first quarter of fiscal 2011 resulting from a reversal of interest expense that had been previously recognized related to an uncertain tax position for certain research and development tax credits.

Other, net

Other, net decreased by $0.5 million to $0.1 million in expense in the first quarter of fiscal 2012 from $0.4 million of income in the first quarter of fiscal 2011. The first quarter of fiscal 2011 included $0.3 million of interest income received in connection with a tax refund. Other changes were the result of miscellaneous immaterial items.

Income taxes expense

Income tax expense increased by $1.8 million to $1.0 million in the first quarter of fiscal 2012 compared to an income tax benefit of $0.8 million in the first quarter of fiscal 2011. Effective tax rates were 34.7% and (12.2)% for the first quarter of fiscal 2012 and the first quarter of fiscal 2011, respectively.

The effective tax rate for the first quarter of fiscal 2011 was impacted by a favorable resolution of a tax dispute resulting in a refund of $1.8 million and the utilization of research and development tax credits of approximately $1.0 million. Excluding these items, the effective tax rate for the first quarter of fiscal 2011 would have been approximately 33.0%. The effective tax rate for the first quarter of fiscal 2012 was not affected by any significant unusual items.

Net income

As a result of the factors discussed above, net income decreased $5.0 million, or 72.5%, from $6.9 million in the first quarter of fiscal 2011 to $1.9 million in the first quarter of fiscal 2012.

Fiscal 2011 compared to fiscal 2010

Net sales

Net sales increased by $82.7 million, or 13.4%, to $700.6 million in fiscal 2011 from $617.8 million in fiscal 2010. The increase was primarily driven by an increase in overall effective prices and a reduction in discounts for our products, success in new product introductions, continued growth in international markets and overall market conditions, and the resolution of the production problem related to our paint supplier in fiscal 2010 as discussed in “—Opportunities, challenges and risks” above. As of January 2, 2011, we had approximately $26.2 million of cancellable backlog. We believe a substantial majority of this backlog related to this production problem and contributed to higher sales in the first and second quarters of fiscal 2011 as we filled the backlog.

Net sales from FMI increased by $77.8 million, or 17.9%, to $512.0 million in fiscal 2011 from $434.3 million in fiscal 2010. We experienced growth in net sales in both domestic and international markets in fiscal 2011, including 15.6% growth in North America, international growth of 31.0% and European growth of 15.7%. We estimate that less than 5.0% of our FMI fiscal 2011 sales resulted from filling the backlog from fiscal 2010, as described above. Further impacting net sales performance was an $11.9 million increase in overall effective prices and reduction in discounts for our products in fiscal 2011. The effects of foreign currency movements favorably contributed approximately $7.6 million to net sales in fiscal 2011 compared to fiscal 2010.

Net sales from KMC increased by $4.9 million, or 2.7%, to $188.5 million in fiscal 2011 from $183.6 million in fiscal 2010. The increase was primarily driven by the growth in the North America mass merchant channel, which increased by $4.0 million with increased online retail sales.

Cost of goods sold

Cost of goods sold increased by $35.8 million, or 8.0%, to $483.0 million in fiscal 2011 from $447.3 million in fiscal 2010. The increase in cost of goods sold was driven primarily by a volume increase of $36.8 million. We estimate that approximately 28.5% of this volume increase was due to the resolution of the previously discussed paint supply issue. The increase in cost of goods sold was also impacted by an increase in material costs of $3.9 million in fiscal 2011 and the effects of foreign currency movements, which contributed approximately $4.2 million to the increase in cost of goods sold in fiscal 2011. These increases were partially offset by $4.5 million of manufacturing variances and idle facility charges in fiscal 2010 that did not occur in fiscal 2011, operating efficiency gains of $3.7 million in fiscal 2011, a decrease in workers’ compensation expense from fiscal 2010 of $0.8 million and a favorable adjustment of $0.5 million, a majority of which was attributable to a government refund related to customs and duties charges in fiscal 2011.

Cost of goods sold from FMI increased by $30.4 million, or 9.7%, to $345.8 million in fiscal 2011 from $315.4 million in fiscal 2010. The increase in cost of goods sold was driven by a volume increase of $31.8 million. We estimate that approximately 33.0% of this volume increase was due to the resolution of the previously discussed paint supply issue. In addition, the increase in cost of goods sold was impacted by an increase in material costs of $3.9 million in fiscal 2011 and the effects of foreign currency movements, which contributed approximately $4.0 million to the increase in cost of goods sold in fiscal 2011. These increases were partially offset by $4.5 million of manufacturing variances and idle facility charges in fiscal 2010 that did not occur in fiscal 2011, improved operating efficiency gains of $3.7 million, a decrease in workers’ compensation expense from fiscal 2010 of $0.8 million and a favorable adjustment of $0.5 million, a majority of which was attributable to a government refund related to customs and duties charges in fiscal 2011.

Cost of goods sold from KMC increased by $5.3 million, or 4.0%, to $137.2 million in fiscal 2011 from $131.9 million in fiscal 2010. The increase in cost of goods sold was driven by a volume increase of $5.1 million. The effects of foreign currency movements contributed approximately $0.2 million to the increased cost of goods sold in fiscal 2011.

Gross profit/gross margin

Gross profit increased by $47.0 million, or 27.5%, to $217.5 million in fiscal 2011 from $170.6 million in fiscal 2010. Gross margin of 31.1% in fiscal 2011 increased 350 basis points from fiscal 2010 gross margin of 27.6%. The increase in gross profit was driven by a volume increase of $24.7 million and favorable product mix of $0.7 million. We estimate that approximately 40.0% of this volume and mix increase was due to the resolution of the previously discussed paint supply issue. In addition, the increase in gross profit was due in part to an increase in overall effective prices and reduction in discounts for our products in fiscal 2011 of $11.5 million and improved factory operating efficiency gains in fiscal 2011 of $3.7 million. In addition, the fiscal 2010 paint supply issue contributed to manufacturing variances and idle facility charges of $4.5 million in fiscal 2010 that did not occur in fiscal 2011. Further favorably impacting fiscal 2011 gross profit was a decrease in workers’ compensation expense from fiscal 2010 of $0.8 million as well as a favorable adjustment of $0.5 million, a majority of which was attributable to a government refund related to customs and duties charges in fiscal 2011. The effects of foreign currency movements contributed approximately $3.7 million of the increase in gross profit in fiscal 2011 compared to fiscal 2010. These increases were partially offset by increases in our material costs of $3.9 million in fiscal 2011 compared to fiscal 2010.

FMI gross profit increased by $47.3 million, or 39.8%, to $166.2 million in fiscal 2011 from $118.9 million in fiscal 2010. Gross margin of 32.5% in fiscal 2011 increased 510 basis points from fiscal 2010 gross margin of 27.4%. The increase in gross profit was driven by a volume increase of $24.9 million and favorable product mix of $1.2 million in fiscal 2011, an increase in overall effective prices and reduction in discounts for our products of $11.8 million and improved factory operating efficiency gains of $3.7 million. We estimate that approximately 40.0% of this volume and mix increase was due to the resolution of the previously discussed paint supply issue. In addition, the paint supply issue contributed to manufacturing variances and idle facility charges of $4.5 million in fiscal 2010 that did not occur in fiscal 2011. Gross profit in fiscal 2011 was also favorably impacted by a decrease in workers’ compensation expense of $0.8 million compared to fiscal 2010 and a favorable adjustment of $0.5 million, a majority of which was attributable to a government refund related to customs and duties charges in fiscal 2011. The effects of foreign currency movements contributed approximately $3.7 million of the increase in gross profit in fiscal 2011 compared to fiscal 2010. These increases were partially offset by increases in our material costs of $3.9 million in fiscal 2011 compared to fiscal 2010.

KMC gross profit decreased by $0.4 million, or 0.7%, to $51.3 million in fiscal 2011 from $51.7 million in fiscal 2010. Gross margin of 27.2% in fiscal 2011 decreased 100 basis points compared to fiscal 2010 gross margin of 28.2%. The decrease in gross profit was primarily driven by higher freight allowance programs of $1.0 million, partially offset by the favorable effects of foreign currency movements of $0.6 million.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $15.5 million, or 12.7%, to $137.1 million in fiscal 2011 compared to $121.7 million in fiscal 2010. Approximately $11.5 million of the increase in selling, general and administrative expense was the result of an increase in our labor-related expenses. The remaining increase in selling, general and administrative expenses in fiscal 2011 was the result of travel and entertainment expenses of $2.8 million related to strategic marketing initiatives to expand and strengthen our customer base and relationships and a $1.0 million increase in our legal costs as the result of a settlement payment made to resolve a dispute with a former supplier. See “Business—Legal proceedings.”

The increase in our labor expense resulted from the reinstatement of our annual merit, 401(k) employer matching contribution and management bonus programs during fiscal 2011 which resulted in an increase of approximately $7.3 million in labor expenses as compared to fiscal 2010. Additionally, stock options issued during fiscal 2011 resulted in an increase in our stock based compensation expense by approximately $3.1 million compared to fiscal 2010. The remaining increase in labor-related costs was the result of increased employee benefits and insurance rates, commissions and the use of temporary labor services.

Warehouse expenses

Warehouse expenses increased by $0.7 million, or 2.6%, to $28.4 million in fiscal 2011 compared to $27.7 million in fiscal 2010. The increase was primarily due to an increase in labor-related expenses of approximately $0.9 million as a result of temporary labor and overtime worked by warehouse personnel and additional outside services costs of $0.6 million related to our third party distribution center in Europe. The increase was partially offset by decreases in our rent expense of $0.6 million and depreciation of $0.6 million in fiscal 2011 compared to fiscal 2010.

Research and development expenses

Research and development expenses increased by $0.9 million, or 9.2%, to $10.2 million in fiscal 2011 compared to $9.3 million in fiscal 2010. The overall increase was primarily related to an increase in labor costs of $0.5 million as the result of the reinstatement of our employee benefit plans as noted above and increased professional services of $0.2 million related to new product development projects.

Impairment charges

We recorded approximately $0.8 million of impairment charges in fiscal 2010 as a result of the write off of inventory management software that was not being used. No impairment charges were recorded in fiscal 2011.

Income from operations

As a result of the factors discussed above, our consolidated income from operations increased $29.9 million to $41.8 million in fiscal 2011 compared to $11.9 million in fiscal 2010. As a percentage of net sales, income from operations increased to 6.0% in fiscal 2011 from 1.9% in fiscal 2010.

Net foreign currency exchange loss

Our net foreign currency exchange loss increased by $2.6 million, to $3.8 million in fiscal 2011 from $1.2 million in fiscal 2010. The increase was the result of an increase in losses primarily related to our Euro and Mexican Peso denominated foreign exchange hedging activity of approximately $3.4 million, net of a decrease in losses from our Canadian Dollar, Japanese Yen and British Pound denominated foreign exchange hedging activity of approximately $0.8 million.

Interest expense

Interest expense increased by $2.2 million, or 17.6%, to $14.9 million in fiscal 2011 compared to $12.7 million in fiscal 2010. The increase was primarily related to additional interest expense of $2.9 million resulting from our interest rate swap agreement, net of a decrease in interest expense under our term loan and revolver of $0.3 million.

Other, net

Other, net increased by $0.7 million to $1.1 million in fiscal 2011 compared to $0.4 million in fiscal 2010. The change in other, net was due to higher interest income of $0.3 million and $0.4 million relating to miscellaneous immaterial items in fiscal 2011.

Income taxes expense (benefit)

Income tax expense increased by $5.9 million to $5.2 million in fiscal 2011 compared to an income tax benefit of $0.7 million in fiscal 2010. Effective tax rates were 21.5% and 27.9% for fiscal 2011 and fiscal 2010, respectively.

The effective tax rate in fiscal 2011 was impacted by a favorable resolution of a tax dispute resulting in a refund of $1.9 million and the utilization of research and development tax credits of approximately $1.0 million. This accounted for approximately 12.0 percentage points of the effective tax rate. Excluding these items, the effective tax rate for fiscal 2011 would have been approximately 34.0%. The effective tax rate in fiscal 2010 was impacted by a change in our position regarding undistributed earnings of our European subsidiaries which we began to remit to the United States in fiscal 2010, resulting in additional tax expense of $0.5 million. Additionally, the add-back of meals and entertainment expenses, which historically has not been material to our total tax expense, resulted in additional tax expense of $0.2 million. Offsetting these amounts were additional tax benefits of $0.6 million primarily related to the difference in domestic and foreign tax rates and dividends, net of foreign tax credits, paid to us from foreign subsidiaries. Excluding these items, the effective tax rate for fiscal 2010 would have been approximately 35.0%.

Net income

As a result of the factors above, net income increased $20.7 million to $19.0 million in fiscal 2011 compared to a net loss of $1.7 million in fiscal 2010.

Fiscal 2010 compared to fiscal 2009

Net sales

Net sales remained relatively flat at $617.8 million in fiscal 2010 compared to $612.5 million in fiscal 2009. The slight increase was primarily the result of higher sales volume of $20.7 million in fiscal 2010, which increased despite the unfavorable impact of the paint supply issue discussed in the “—Opportunities, challenges and risks” section above. We did not face any similar supply issues in fiscal 2009. This sales volume increase was offset by the effects of unfavorable currency movements of $7.6 million in fiscal 2010, $6.6 million paid in higher rebates for sales volume growth and higher sales allowances due to customer mix in fiscal 2010 compared to fiscal 2009 and a $1.2 million increase in discounting on both discontinued product and freight in fiscal 2010 compared to fiscal 2009.

Net sales from FMI increased by $9.2 million, or 2.2%, to $434.3 million in fiscal 2010 compared to $425.1 million in fiscal 2009. The increase was primarily the result of higher sales volume of $25.0 million in fiscal 2010, which increased despite the unfavorable impact of the paint supply issue discussed above. This sales volume increase was partially offset by the effects of unfavorable currency movements of $9.3 million and a decrease in net sales in fiscal 2010 as a result of $6.6 million paid in higher rebates for sales volume growth and higher sales allowances due to customer mix in fiscal 2010 compared to fiscal 2009.

Net sales from KMC decreased by $3.9 million, or 2.1%, to $183.6 million in fiscal 2010 compared to $187.4 million in fiscal 2009. The decrease was primarily related to lower sales volume of $4.6 million in fiscal 2010 and an increase in price discounting on both discontinued product and freight of $1.2 million in fiscal 2010 compared to fiscal 2009. These decreases were partially offset by the effects of favorable currency movement of $1.7 million in fiscal 2010.

Cost of goods sold

Cost of goods sold increased by $26.4 million, or 6.3%, to $447.3 million in fiscal 2010 from $420.9 million in fiscal 2009. The increase in cost of goods sold was driven by a volume increase of $21.4 million. Additionally, cost of goods sold increased due to manufacturing variances of $10.3 million in fiscal 2010. We estimate that the majority of the manufacturing variances were attributable to the paint supply issue. Cost of goods sold also increased in fiscal 2010 compared to fiscal 2009 by $3.5 million as a result of idle facility charges in fiscal 2010 related to the paint supply issue. These increases were partially offset by a decrease in cost of goods sold of approximately $6.8 million due to the effects of foreign currency movements, as well as lower inventory provisions of $2.1 million in fiscal 2010 compared to fiscal 2009.

Cost of goods sold from FMI increased by $29.2 million, or 10.2%, to $315.4 million in fiscal 2010 from $286.2 million in fiscal 2009. The increase in cost of goods sold was driven primarily by a volume increase of $23.9 million. In addition, cost of goods sold increased due to manufacturing variances of $10.3 million in fiscal 2010. We estimate that the majority of the manufacturing variances were attributable to the paint supply issue. Cost of goods sold also increased in fiscal 2010 compared to fiscal 2009 by $3.5 million as a result of idle facility charges in fiscal 2010 related to the paint supply issue. These increases were partially offset by a decrease in cost of goods sold of approximately $6.4 million due to the effects of foreign currency movements, as well as lower inventory provisions of $2.1 million in fiscal 2010 compared to fiscal 2009.

Cost of goods sold from KMC decreased by $2.9 million, or 2.2%, to $131.9 million in fiscal 2010 from $134.8 million in fiscal 2009. The decrease in cost of goods sold was driven by a volume decrease of $2.5 million and a decrease of approximately $0.4 million due to the effects of foreign currency movements in fiscal 2010.

Gross profit/gross margin

Gross profit decreased by $21.0 million, or 11.0%, to $170.6 million in fiscal 2010 compared to $191.6 million in fiscal 2009. Gross margin of 27.6% in fiscal 2010 declined 370 basis points from fiscal 2009 gross margin of 31.3%. A majority of the gross profit decrease in fiscal 2010 was attributable to the paint supply issue. Additionally, the decrease resulted from idle facility charges of $3.5 million, a decrease in gross profit in fiscal 2010 as a result of $6.6 million paid in higher rebates for sales volume growth and higher sales allowances due to customer mix in fiscal 2010 compared to fiscal 2009, and a $1.2 million increase in discounting on both discontinued product and freight in fiscal 2010 compared to fiscal 2009. Gross profit was also lower due to the effects of unfavorable currency movements of $0.7 million. These decreases were partially offset by a volume increase, which contributed $3.9 million of gross profit in fiscal 2010.

FMI gross profit declined by $20.0 million or 14.4%, to $118.9 million in fiscal 2010 from $138.9 million in fiscal 2009. Gross margin of 27.4% declined 530 basis points compared to fiscal 2009 of 32.7%. A majority of the gross profit decrease in fiscal 2010 was attributable to the paint supply issue. Additionally, the decrease resulted from idle facility charges of $3.5 million and a decrease in gross profit in fiscal 2010 as a result of the $6.6 million paid in higher rebates for sales volume growth and higher sales allowances due to customer mix in fiscal 2010 compared to fiscal 2009. Gross profit in fiscal 2010 was also lower due to the effects of unfavorable currency movements of $2.9 million. These decreases in FMI gross profit were partially offset by a volume increase, which contributed $5.5 million of gross profit in fiscal 2010.

KMC gross profit declined by $1.0 million, or 1.8%, to $51.7 million in fiscal 2010 compared to $52.7 million in fiscal 2009. Gross margin of 28.2% decreased 10 basis points compared to fiscal 2009 gross margin of 28.1%. The decrease was primarily related to lower sales volume of $0.3 million in fiscal 2010, sales through lower margin channels in fiscal 2010 of $1.7 million and $1.2 million in greater price discounts given on discontinued products and freight in fiscal 2010 compared to fiscal 2009. Partially offsetting this reduction in gross profit was $2.1 million related to the effects of favorable currency movements in fiscal 2010.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $4.1 million, or 3.2%, to $121.7 million in fiscal 2010 compared to $125.7 million in fiscal 2009. The overall decrease was due primarily to a decrease in labor-related expense of $3.2 million in fiscal 2010, of which $2.2 million was related to lower wages, $0.9 million was related to the discontinuation of our 401(k) employer matching contribution and $0.2 million related to lower temporary labor expenses. The decrease in wages was due to lower head count in fiscal 2010. The remaining decrease was primarily related to lower depreciation and amortization compared to fiscal 2009.

Warehouse expenses

Warehouse expenses increased by $1.8 million, or 7.1%, to $27.7 million in fiscal 2010 compared to $25.9 million in fiscal 2009. This increase was primarily due to an increase in warehouse building rent of approximately $2.7 million, partially offset by a decline in outside services costs of $0.5 million. The increase in building rent was due to the expansion of our Ontario, California warehouse as we added approximately 300,000 additional square footage of leased space. The decrease in outside services was related to lower amounts paid to our third party warehouse provider in Europe due to lower volume.

Research and development expenses

Research and development expenses increased by $0.3 million, or 3.3%, to $9.3 million in fiscal 2010 compared to $9.0 million in fiscal 2009. The increase in research and development expenses was primarily due to increased labor-related expenses of $0.3 million as a result of higher benefit charges and an increased use of temporary labor.

Impairment charges

In fiscal 2010, we recorded approximately $0.8 million in impairment charges to write off inventory management software that was not being used. In fiscal 2009, we recorded $1.2 million in impairment charges. Due to a deterioration in economic conditions, and the reduction of forecasted sales and estimated cash flows, we determined that several of our indefinite-lived trademarks were impaired. As a result, we recorded an impairment charge of $1.0 million in fiscal 2009 related to indefinite-lived trademarks. We also determined that certain customer list intangible assets were impaired and, as a result, recorded $0.2 million in impairment charges related to these assets in fiscal 2009.

Income from operations

As a result of the factors discussed above, income from operations decreased by $18.7 million, or 62.6%, to $11.1 million in fiscal 2010 from $29.8 million in fiscal 2009. Income from operations as a percentage of net sales decreased 3.1 percentage points to 1.8% in fiscal 2010 from 4.9% in fiscal 2009.

Net foreign currency exchange loss

Our net foreign currency exchange loss decreased by $2.4 million, to $1.2 million in fiscal 2010 compared to $3.6 million in fiscal 2009. The decrease was primarily the result of a decrease in losses from our Euro denominated foreign exchange hedging activity of approximately $1.9 million and a decrease of approximately $0.7 million in losses related to the foreign currency effect of the remeasurement of certain assets and liabilities of our foreign subsidiaries.

Interest expense

Interest expense decreased by $2.9 million, or 18.9%, to $12.7 million in fiscal 2010 from $15.6 million in fiscal 2009 primarily due to a mandatory pre-payment under our term loan agreement of approximately $34.3 million made in May 2010 lowering the weighted average term loan balance to $271.1 million in fiscal 2010 from $295.5 million in fiscal 2009, or a decrease in the weighted average term loan balance of approximately 8.3%. Also, a decrease in the London Interbank Offered Rate, or LIBOR, decreased the interest rate under our credit facility in fiscal 2010 and contributed to the overall decrease in interest expense.

Other, net

Other, net decreased by $1.3 million to $0.4 million in fiscal 2010 from $1.7 million in fiscal 2009. The decrease in other income was due primarily to interest income of approximately $1.0 million earned in fiscal 2009 as a result of a settlement reached with the IRS for audits conducted for our 2005 through 2008 tax years.

Income taxes expense (benefit)

Income tax expense decreased by $2.2 million to $0.7 million in tax benefit in fiscal 2010 from $1.5 million in tax expense in fiscal 2009. The effective tax rates were 27.9% in fiscal 2010 and 12.3% in fiscal 2009.

The effective tax rate in fiscal 2010 was impacted by a change in our position regarding undistributed earnings of our European subsidiaries which we began to remit to the United States in fiscal 2010, resulting in additional tax expense of $0.5 million. Additionally, the add-back of meals and entertainment expenses, which historically has not been material to our total tax expense, resulted in additional tax expense of $0.2 million. Offsetting these amounts were additional tax benefits of $0.6 million primarily related to the difference in domestic and foreign tax rates and dividends, net of foreign tax credits, paid to us from foreign subsidiaries. Excluding these items, the effective tax rate for fiscal 2010 would have been approximately 35.0%.

The effective tax rate in fiscal 2009 was impacted by a favorable resolution of a tax dispute of $2.5 million. Excluding this item, our effective tax rate in fiscal 2009 would have been 32.4%.

Net income (loss)

As a result of the factors discussed above, we incurred a net loss of $1.7 million and net income of $10.8 million in fiscal 2010 and fiscal 2009, respectively.

Quarterly results of operations data

The following table sets forth our unaudited quarterly consolidated statement of operations data for the nine fiscal quarters ended April 1, 2012. The information from each quarter is derived from our unaudited interim consolidated financial statements, which we have prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments, consisting of normal, recurring adjustments, that management considers necessary for the fair presentation of such data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Our historical unaudited quarterly consolidated results of operations are not necessarily indicative of results for any future fiscal quarters or fiscal years.

Fiscal quarter ended (in thousands)	Apr. 4, 2010	Jul. 4, 2010 (1)	Oct. 3, 2010 (1)	Jan. 2, 2011	Apr. 3, 2011 (1)	Jul. 3, 2011 (1)	Oct. 2, 2011	Jan. 1, 2012	Apr. 1, 2012

Net sales	$147,666	$126,388	$164,534	$179,242	$170,106	$167,747	$175,395	$187,306	$173,769
Cost of goods sold	104,371	95,115	118,020	129,744	117,848	115,162	120,431	129,579	119,459

Gross profit	43,295	31,273	46,514	49,498	52,258	52,585	54,964	57,727	54,310

Operating expenses:
Selling, general and administrative	33,413	28,644	29,599	29,995	33,917	32,678	34,285	36,248	39,294
Warehouse	6,578	6,569	7,005	7,561	7,044	7,166	7,103	7,113	7,045
Research and development	2,495	2,265	2,335	2,204	2,397	2,622	2,477	2,661	2,679
Impairment charges	—	—	—	777	—	—	—	—	—

Total operating expenses	42,486	37,478	38,939	40,537	43,358	42,466	43,865	46,022	49,018

Income (loss) from operations	809	(6,205)	7,575	8,961	8,900	10,119	11,099	11,705	5,292

Other income (expense):
Net foreign currency exchange gain (loss)	144	(820)	(96)	(403)	(269)	6	(2,547)	(997)	1,042
Interest expense	(3,681)	(3,543)	(3,745)	(1,719)	(2,815)	(5,325)	(3,280)	(3,507)	(3,388)
Other, net	23	197	67	99	371	177	158	424	(96)

Total other income (expense)	(3,514)	(4,166)	(3,774)	(2,023)	(2,713)	(5,142)	(5,669)	(4,080)	(2,442)

Income (loss) before income taxes	(2,705)	(10,371)	3,801	6,938	6,187	4,977	5,430	7,625	2,850
Income tax expense (benefit)	(901)	(1,915)	145	2,019	(756)	1,564	1,586	2,814	990

Net income (loss)	$(1,804)	$(8,456)	$3,656	$4,919	$6,943	$3,413	$3,844	$4,811	$1,860

(1)	Our second and third fiscal quarters of 2010 were adversely impacted by the paint supply issue at our Corona, California manufacturing facility discussed under “—Opportunities, challenges and risks.” Similarly, our first and second fiscal quarters of 2011 were favorably impacted by filling the cancellable backlog created by this issue. The majority of this backlog was filled in the first fiscal quarter of 2011.

Seasonality

We have historically experienced relatively low seasonal variations in our net sales and operating income. However, as we further expand our net sales into international markets and grow our business, we may experience greater levels of seasonality in our results of operations.

Liquidity and capital resources

Our primary cash needs are to support inventory purchases, working capital and capital expenditures. Historically, we have generally financed these needs with operating cash flows and borrowings under our credit facilities. These sources of liquidity may be impacted by fluctuations in demand for our products, ongoing investments in our infrastructure, fluctuations in foreign currencies and expenditures on marketing and advertising. A summary of our operating, investing and financing activities are shown in the following table:

	Fiscal year			13 weeks ended
	2009	2010	2011	April 3, 2011	April 1, 2012

				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$80,557	$4,385	$29,213	$(5,687)	$(6,783)
Net cash used in investing activities	(5,276)	(5,308)	(10,576)	(1,280)	(1,848)
Net cash (used in) provided by financing activities	(50,344)	(27,398)	(21,589)	3,128	9,341
Effect of exchange rate changes on cash and cash equivalents	655	(650)	(67)	(665)	108

Increase (decrease) in cash and cash equivalents	$25,592	$(28,971)	$(3,019)	$(4,504)	$818

We expect that proceeds from this offering, cash on hand, cash flow from operations and availability under our credit facilities will be sufficient to fund our operations for at least the next 18 months.

Net cash provided by operating activities

Cash provided by operating activities primarily consists of net income, adjusted for certain non-cash items including provision for allowances for accounts receivable (including product returns and cash discounts), depreciation and amortization, stock based compensation, deferred income taxes, amortization of loan costs, impairment charges and the effect of changes in working capital and other activities.

In the first quarter of fiscal 2012, net cash used in operating activities was $6.8 million and consisted of net income of $1.9 million plus non-cash items of $8.5 million less changes in working capital and other activities of $17.2 million. Non-cash items consisted primarily of provisions of allowances for accounts receivable (including product returns and cash discounts) of $3.8 million, depreciation and amortization of $2.4 million, stock based compensation of $2.1 million and amortization of a de-designated interest rate swap derivative of $1.0 million. Cash used for working capital and other activities consisted primarily of an increase in accounts receivable of $7.9 million, a decrease in accounts payable and accrued liabilities of $17.8 million as a result of payments made for our bonus and 401(k) plans and timing of payments made to our vendors and suppliers, partially offset by a decrease in inventory of $4.0 million related to reductions of inventory levels of certain product lines and a decrease in prepaid expenses and other current assets of $5.6 million primarily related to changes in the fair value of our foreign currency derivative portfolio.

In the first quarter of fiscal 2011, net cash used in operating activities was $5.7 million and consisted of net income of $6.9 million plus non-cash items of $7.5 million less changes in working capital and other activities of $20.1 million. Non-cash items consisted primarily of provisions of allowances for accounts receivable (including product returns and cash discounts) of $4.0 million, depreciation and amortization of $2.2 million and amortization of a de-designated interest rate swap derivative of $1.1 million. Cash used for working capital and other activities consisted primarily of an increase in accounts receivable of $9.9 million as a result of increased sales volume, an increase in inventory of $13.6 million related to the development of new products and the resolution of the paint supply issue we experienced in fiscal 2010, partially offset by a decrease in prepaid expenses and other current assets of $2.4 million primarily related to changes in the fair value of our foreign currency derivative portfolio.

In fiscal 2011, net cash provided by operating activities was $29.2 million and consisted of net income of $19.0 million plus non-cash items of $39.9 million less changes in working capital and other activities of $29.7 million. Non-cash items consisted primarily of provision of allowances for accounts receivable (including product returns and cash discounts) of $14.9 million, depreciation and amortization of $8.7 million, stock based compensation of $5.0 million and amortization of a de-designated interest rate swap derivative of $4.2 million. Cash used for working capital and other activities consisted primarily of an increase in accounts receivable of $19.7 million as a result of increased sales volume, an increase in inventory of $17.6 million related to development of new products and the resolution of the paint supply issue we experienced in fiscal 2010, and an increase in prepaid expenses and other current assets of $8.4 million related to the expansion of our foreign currency derivative portfolio and an increase in the fair value of such derivatives, partially offset by an increase in accounts payable and accrued expenses of $17.2 million primarily related to the timing of payments made to our vendors and suppliers.

In fiscal 2010, net cash provided by operating activities was $4.4 million and consisted of a net loss of $1.7 million plus $28.4 million of non-cash items less $22.3 million for changes in working capital and other activities. Non-cash items consisted primarily of provision of allowances for accounts receivable (including product returns and cash discounts) of $13.5 million, depreciation and amortization of $10.8 million and stock based compensation of $1.7 million. Cash used for working capital and other activities consisted primarily of an increase in accounts receivable of $15.8 million as a result increased sales volume compared to fiscal 2009, an increase in inventory of $18.1 million as we were making efforts to increase our inventory levels to support sales demand and an increase in prepaid expenses and other current assets of $2.3 million, partially offset by an increase in accounts payable and accrued expenses of $16.0 million as the result of an increase in purchases from suppliers compared to fiscal 2009.

In fiscal 2009, net cash provided by operating activities was $80.6 million and consisted of net income of $10.8 million plus non-cash items of $30.8 million and changes in working capital and other activities of $38.9 million. Non-cash items consisted primarily of provision of allowances for accounts receivable (including product returns and cash discounts) of $11.9 million, depreciation and amortization of $12.1 million and stock based compensation of $2.6 million. Cash provided by working capital and other activities consisted primarily of a decrease in inventory of

$56.8 million primarily due to our efforts to reduce inventory levels in connection with declining economic conditions and a decrease in accounts receivable of $13.5 million related to decreased sales volume, partially offset by a decrease in accounts payable and accrued expenses of $30.2 million as the result of reductions in our inventory purchases.

Net cash used in investing activities

Cash used in investing activities primarily relates to capital expenditures.

In the first quarter of fiscal 2012 and the first quarter of fiscal 2011, cash used in investing activities consisted almost entirely of capital expenditures of $1.8 million and $1.3 million, respectively. In fiscal 2011, cash used in investing activities was primarily the result of capital expenditures of $8.4 million primarily related to investments in our manufacturing facilities and information technology, as well as the acquisition of trademarks of $2.0 million. In fiscal 2010 and fiscal 2009, net cash used in investing activities consisted almost entirely of capital expenditures of $5.3 million in both years primarily related to investments in our manufacturing facilities and information technology. We estimate that our capital expenditures for fiscal 2012 will be approximately $10.0 million to $12.0 million, primarily related to improvements in our manufacturing facilities, warehouses and information technology systems.

Net cash used in financing activities

Net cash used in financing activities primarily relates to the repayment of debt related to our term and revolving facility credit agreements. Net cash provided by financing activities was $9.3 million in the first quarter of fiscal 2012 and $3.1 million in the first quarter of fiscal 2011, in each case primarily related to the issuance of debt, net of payments. Net cash used in financing activities was $21.6 million in fiscal 2011, $27.4 million in fiscal 2010, and $50.3 million in fiscal 2009 primarily related to payments, net of issuances, of debt.

Long-term debt

On June 7, 2007, we entered into a Term Facility Credit Agreement, or the Term Loan, and a Revolving Facility Credit Agreement, or the Revolver, with a syndicate of lenders, which we refer to collectively as the Credit Facilities. The Credit Facilities provide for committed senior secured financing of $400 million, consisting of the following: the Term Loan in an aggregate original principal amount of $300 million; and the Revolver, available for loans and letters of credit, with an aggregate revolving commitment of up to $100 million based on borrowing-based eligibility criteria as described below.

The Term Loan consists of an initial loan of $200 million, which was drawn at closing, and a delayed draw loan of $100 million, which was drawn in connection with our acquisition of KMC on December 31, 2007. We may request one or more additional tranches of debt under the Term Loan of up to $75 million, subject to a consolidated senior secured debt ratio requirement. The $200 million initial loan is repayable in quarterly installments of $500,000 through June 9, 2014, the maturity date of the Term Loan, at which time the remaining principal balance is due. The $100 million delayed draw is repayable in quarterly installments of $250,000 through the maturity date, at which time the remaining principal balance is due.

The Term Loan bears interest based, at our option, at either (1) LIBOR plus an applicable margin of 2.25% per annum, or (2) an alternate base rate plus an applicable margin of 1.25% per annum. If our consolidated senior secured debt ratio is less than or equal to 3.5 to 1.0, the applicable margin applied to either the LIBOR or the alternative base rate is reduced to 2.00% and 1.00%, respectively. As of April 1, 2012, the interest rate on the Term Loan was 2.50% and we had $241.8 million outstanding under the Term Loan.

The Revolver, which was amended in April 2011, matures on April 27, 2016, if the Term Loan has been refinanced, extended or repaid in full by March 9, 2014; otherwise the Revolver matures on March 9, 2014. Borrowing eligibility under the Revolver is subject to a monthly borrowing base calculation based on (i) certain percentages of eligible accounts receivable and inventory, less (ii) certain reserve items, including outstanding letters of credit and other reserves. We may at any time, on not more than four occasions, request an increase to the Revolver of up to an aggregate amount of $50.0 million. The Revolver bears interest at a rate based on either (1) LIBOR plus an applicable margin, or (2) an alternate base rate. The margin applied to LIBOR is either 2.00% or 2.25%, depending on our commitment utilization percentage under the Revolver. As of April 1, 2012, we had $14.0 million outstanding on the Revolver and our availability under the Revolver was approximately $79.0 million.

All borrowings and other extensions of credit under the Credit Facilities are subject to the satisfaction of customary conditions, including absence of defaults and accuracy in material respects of representations and warranties. In addition, the Credit Facilities contain customary restrictive covenants for facilities and transactions of this type, including, among others, certain limitations on:

•	incurrence of additional debt and guarantees of indebtedness;

•	creation of liens;

•	mergers, consolidations or sales of substantially all of our assets;

•	sales or other dispositions of assets;

•	distributions or dividends and repurchases of our common stock;

•	restricted payments, including, without limitation, certain restricted investments;

•	engaging in transactions with our affiliates; and

•	sale and leaseback transactions.

As of April 1, 2012, we were in compliance with these covenants. Our U.S. assets and a portion of the stock of our foreign subsidiaries have been pledged as collateral and secure our indebtedness under the Credit Facilities.

The Credit Facilities require mandatory prepayments in amounts equal to (1) 100% of the net cash proceeds of any indebtedness incurred in violation of the Credit Facilities; (2) the net proceeds from the sale or other disposition of property in excess of specified values (other than in the ordinary course of business and subject to other exceptions) by us or our subsidiaries, unless we intend and expect to use all or a portion of the proceeds to acquire or repair assets used in the business; and (3) with respect to the Term Loan only, a percentage ranging from 0% to 50%, depending on our consolidated leverage ratio, of excess cash flow, as defined in the Credit Facilities. Our consolidated leverage ratio was 4.4 as of April 1, 2012. As of January 3, 2010, we had a mandatory prepayment due on the Term Loan of approximately $34.3 million. This payment was made in May 2010. No mandatory prepayment was required as of January 2, 2011.

As of January 1, 2012, we had a mandatory prepayment due on the Term Loan of approximately $3.6 million. This payment was made in March 2012 with cash on hand.

We may voluntarily prepay loans under the Credit Facilities, in whole or in part, without premium or penalty. Any voluntary prepayment of loans will be subject to reimbursement of the lenders’ breakage costs in the case of a prepayment of Eurodollar rate borrowings other than on the last day of the relevant interest period. We intend to use a portion of the proceeds from this offering to prepay a portion of our outstanding loans under the Credit Facility. See the “Use of proceeds” section for further discussion.

Critical accounting policies

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, net sales and expenses, and disclosure of contingent assets and liabilities. Management bases estimates on historical experience and other assumptions it believes to be reasonable given the circumstances and evaluates these estimates on an ongoing basis. Actual results could be significantly different from these estimates. We believe that the following discussion addresses the critical accounting policies that are necessary to understand and evaluate our reported financial results.

Revenue recognition

We recognize revenue when products are delivered, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Our revenue is reported on a net sales basis, which is computed by deducting from our gross sales actual cash discounts, allowances established for anticipated sales returns and rebates earned by our customers. Provisions for discounts, rebates, sales incentives, returns and other adjustments are provided for in the period the related sales are recorded based on an assessment of historical trends and current projections of future results.

Our estimated allowance for sales returns is a subjective critical estimate that has a direct impact on reported net sales. This allowance is calculated based on a history of actual returns, estimated future returns and any significant future known or anticipated events. Consideration of these factors results in an estimated allowance for sales returns. We allow returns from our customers if properly requested and approved.

Accounts receivable allowances

We establish reserves for cash discounts, product returns and allowances for doubtful accounts. The allowance for doubtful accounts is based on trade receivables that are not probable of collection. The allowance for doubtful accounts is determined using estimated losses on accounts receivable based on historical write-offs and evaluation of the aging of the receivables as well as the specific circumstances associated with the credit risk and materiality of the receivable balance. The reserves for cash discounts and product returns are based on historical experience. We assess the adequacy of our reserves at least quarterly and we adjust our estimates as needed.

Inventories

We value our inventories at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. We record inventory write-downs for estimated obsolescence or unmarketable inventories based on our forecast of future demand. If our inventory on hand is in excess of our forecast of future demand, the excess amounts are written down.

We also review inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires us to determine the estimated selling price of our products less the estimated cost to convert inventory on hand into a finished product.

Property and equipment

Property and equipment are stated at cost and depreciated/amortized using the straight-line method over the following estimated useful lives:

Building	30-39 years
Machinery and equipment	3-10 years
Furniture and fixtures	3-7 years
Computer hardware and software	3-5 years
Leasehold improvements	Lesser of estimated useful life or life of lease

Our estimates relating to the anticipated useful lives of our property and equipment is a subjective critical estimate that directly impacts the value of our assets reflected on our consolidated balance sheets. Should these estimates prove inaccurate, we may be required to write down the excess value of these assets.

Goodwill and indefinite-lived intangible assets

Goodwill represents the excess of purchase price over the fair value of the net assets of businesses acquired. Indefinite-lived intangible assets consist of trademarks. Goodwill and intangible assets with indefinite lives are not amortized but are subject to impairment tests at least annually at a reporting unit level. We conduct the annual impairment test of goodwill and other intangibles at the end of each fiscal year or more frequently if there are any impairment indicators identified during the year. To determine if goodwill and other intangibles are impaired, we use our best judgment and estimates and we review various factors, such as discounted cash flows analysis and comparable acquisition analysis. Trademarks are valued using the relief from royalty method of the income approach. We conducted our most recent annual impairment tests during the fourth quarter of fiscal 2011, and concluded that there were no impairment charges to record in fiscal 2011.

Impairment of long-lived assets

We evaluate the recoverability of our intangible assets and other long-lived assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. These trigger events or changes in circumstances include, but are not limited to, a significant decrease in the market price of a long-lived asset, a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition, significant adverse changes in legal factors or in the business climate that could affect the value of our long-lived assets, a significant adverse deterioration in the amount of revenue or cash flows we expect to generate from an asset group, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of our long-lived assets, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Our long-lived assets consist of property and equipment and amortizable intangible assets. When factors indicate that the assets should be evaluated for possible impairment, we evaluate the recoverability of such assets by comparing the carrying amount of the asset or group of assets to the estimated undiscounted future cash flows expected to result from the use of the asset or group of assets and their eventual disposition. If the undiscounted cash flows are less than the carrying value of the asset or group of assets being evaluated, an impairment loss is recorded. The loss is measured as the difference between the fair value and the carrying value of the asset or group of assets being evaluated. Fair value is determined using the excess earnings method of the income approach.

Product warranties

We accrue warranty reserves at the time products are sold. Warranty reserves include management’s best estimate of the projected costs to repair or to replace any items under warranty, based on actual warranty experience as it becomes available and other known factors that may impact our evaluation of historical data. We review the adequacy of our reserves at least quarterly and adjust our estimates as needed.

Self-insurance reserves

We maintain an insured large deductible program for workers’ compensation, whereby we have a liability of up to $350,000 per claim, with any amounts in excess of this limit covered by stop-loss excess insurance coverage. In addition, we maintain a self-insurance program for medical and dental insurance, whereby we have a liability of up to $125,000 per member, with any amounts in excess of this limit covered by stop-loss excess insurance coverage. Estimated costs under these programs, including incurred but not reported claims, are recorded as expenses based upon actuarially determined liabilities, which are based on historical experience and trends of paid and incurred claims. Accounting for insurance liabilities that are self-insured involves uncertainty because estimates and judgments are used to determine the liability to be recorded for reported claims and claims incurred but not reported. If the current claim trends were to differ significantly from our historic claim experience, a corresponding adjustment would be made to the self-insurance reserves.

Derivative instruments

As a global company, we are exposed in the normal course of business to foreign currency and interest rate risks that could affect our net assets, financial position, results of operations and cash flows. We use derivative instruments to hedge against certain of these risks, and hold derivative instruments for hedging purposes only, not for speculative or trading purposes.

We record all derivative instruments on the balance sheet at fair value. Changes in the fair value of the derivative instruments are recognized in earnings unless we elect to designate the derivative in a hedging relationship and apply hedge accounting and the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. Certain of the derivatives contracts we have entered into are designated as cash flow hedges. We have not used derivative contracts designated as fair value hedges or as hedges of the foreign currency exposure of a net investment in a foreign subsidiary, although we could elect to do so in the future. We may enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting does not apply, or we elect not to apply hedge accounting.

Foreign currency exchange risk

We sell our products internationally, and, in many of those markets, primarily Europe, the sales are made in the foreign country’s local currency. In addition, many of the purchases by the company and its subsidiaries from international vendors are denominated in currencies that are different from the relevant functional currency. Furthermore, we are exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of the operating results and financial position of our international subsidiaries. Our most significant foreign currency risk relates to the Euro, the British Pound, the Japanese Yen, the Canadian Dollar and the Mexican Peso. We use foreign currency derivatives to hedge a portion of these exposures. The foreign currency derivatives are entered into with banks and allow us to exchange a specified amount of foreign currency with U.S. dollars at a future date, based on a fixed exchange rate.

Certain foreign currency derivatives have been designated as cash flow hedges. The effective portion of changes in the fair value of foreign currency derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) and subsequently reclassified into net sales in the period the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the foreign currency derivative is recorded directly in earnings.

In addition, certain of our foreign currency derivatives used to manage the exposure related to our international sales and purchases are not designated as cash flows hedges. These hedges are economic hedges of identified risks to us to which we have elected not to apply hedge accounting. Hedges not designated as cash flows hedges are recorded at fair value on our consolidated balance sheets and any changes in fair value are recorded directly in earnings.

Certain of our subsidiaries’ assets (primarily accounts receivables) are denominated in currencies other than the functional currency of the particular subsidiary. Changes in the exchange rate between the subsidiary’s functional currency and the currency in which the asset is denominated can create fluctuations in our reported consolidated financial position, results of operations and cash flows. Accordingly, we enter into foreign currency derivatives to hedge a portion of the balance sheet exposure against the short-term effect of currency exchange rate fluctuations. We do not apply hedge accounting to these foreign currency derivatives and their gains and losses will offset all or part of the transaction gains and losses that are recognized in earnings on the related foreign currency asset. Any changes in the fair value of these foreign currency derivatives are recorded directly in earnings.

Interest rate risk

We use interest rate swap agreements to manage our exposure to interest rate fluctuations by effectively fixing the interest rate on a portion of our floating-rate debt. The effective portion of the change in fair value of the interest rate swap designated as a cash flow hedge is recorded in accumulated other comprehensive income (loss) and is subsequently reclassified to interest expense in the period the hedged forecasted transactions affect earnings. Any ineffective portion of the interest rate swap is recorded directly in earnings.

Income taxes

We utilize the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We operate in various tax jurisdictions and are subject to audit by various tax authorities. We provide tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon our assessment of the technical merits of the relevant tax position, based on the relevant tax law and the specific facts and circumstances as of each reporting period. Changes in law or in the relevant facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

Significant management judgment is required in determining our income tax expense and our deferred tax assets and liabilities. We make these estimates and judgments about our future taxable income based on assumptions that are consistent with our future plans.

Stock based compensation

We account for stock based compensation using the fair value measurement guidance. We may grant stock options for a fixed number of shares to certain employees, directors and non-employees with an exercise price equal to or greater than the estimated fair value of the shares at the date of grant. We also may grant restricted stock and restricted stock units with fair value determined on or around the date of grant.

The fair value for stock options is estimated at the date of grant using a Black-Scholes option pricing model. We recognize compensation expense over the option vesting period, net of estimated forfeiture rates, for each separately vesting portion (or tranche) of the award as if the award is, in substance, multiple awards. If actual forfeitures differ from management estimates, additional adjustments to compensation expense may be required in future periods.

The fair values of stock options are estimated using the following assumptions:

Expected dividend yield: The expected dividend yield is based on our historical practice of not paying dividends.

Risk free interest rate: The risk free interest rate for the expected term of the option is based on the U.S. Treasury yield curves.

Expected average volatility: We use an average of historical volatility of similar publicly traded companies over the expected term.

Expected term: The expected term represents the period of time that options granted are expected to be outstanding.

	Fiscal 2009	Fiscal 2010	Fiscal 2011

Expected dividend yield	None	None	None
Risk free interest rate	3.01%	2.07%	1.67%
Expected average volatility	48.96%	49.95%	50.42%
Expected term (years)	5.5 to 7.0	5.5 to 6.5	5.3 to 7.5

Stock based compensation expense related to stock options was $5.0 million, $1.6 million, $2.3 million and $2.1 million for fiscal 2011, 2010 and 2009 and the first quarter of fiscal 2012, respectively. We also recognized stock based compensation expense related to restricted stock units of $89,000, $178,000, $289,000 and $10,000 for fiscal 2011, 2010 and 2009 and the first quarter of fiscal 2012, respectively. As of April 1, 2012, our total amount of unamortized stock based compensation was $10.6 million. This expense will be recognized over the remaining weighted average vesting period of these securities of 1.3 years.

If different assumptions are used, stock based compensation expense may differ significantly from what we have recorded in the past. If there is a difference between the assumptions used in determining stock based compensation expense and the actual factors which become known over time, we may change the input factors used in determining stock based compensation costs for future grants. Any such changes may materially impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock based compensation expense recognized in future periods will likely increase.

We have historically granted stock options with exercise prices equal to the fair value of our common stock as determined by our Board of Directors, based in part on valuation studies performed by an independent third party valuation firm. In determining its valuation analysis, the valuation firm engaged in discussions with management, analyzed our historical and forecasted financial performance, reviewed our corporate documents and considered a number of objective and subjective factors, including trends in our industry and the lack of liquidity of our capital stock. The valuation firm established an enterprise value using generally accepted valuation methodologies, including discounted cash flow analysis, comparable public company analysis and, when data deemed relevant was available, comparable acquisitions analysis. These methodologies are discussed in greater detail below. Total equity value was determined by adding cash and deducting debt from the enterprise value. The equity value was allocated among the securities that comprise the capital structure using an option-pricing method, which takes into account the liquidity preference of our class C common stock and the rights of holders of our class B common stock and class C common stock to convert their shares into common stock upon an initial public offering. The option-pricing method also considers volatility, term and risk-free interest rate inputs. The term input was established based on management’s expectations of a liquidity event and the risk-free interest rate corresponds to the term. The volatility of our equity was estimated by examining the standard deviation of publicly traded companies that were deemed to be comparable. Had different estimates of volatility been used, the allocations among the classes of securities that comprise our capital structure would have been different and would have resulted in different valuations. In allocating equity value among the securities that comprise our capital structure, the valuation firm also applied discounts for non-voting shares and lack of marketability.

The discounted cash flow analysis used in determining our enterprise value was based on the estimated present value of future cash flows our business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is known as the terminal value. The terminal value was determined by applying an EBITDA multiple range based on a review of the multiples calculated in the comparable public company analysis and comparable acquisition analysis, as described below. The estimated present value was calculated using a discount rate based on our estimated weighted average cost of capital, which accounts for the time value of money and the degree of risks inherent in our business.

The comparable public company analysis used in determining our enterprise value involved analyzing transaction and financial data of publicly-traded companies to develop multiples of financial metrics. The valuation firm then applied these multiples to our own financial metrics to develop an indication of our enterprise value. The multiples that were used to value FMIC were (i) enterprise value for the latest twelve-month period and estimated enterprise value for the current and subsequent fiscal years, to (ii) EBITDA. Comparable companies were selected based on a number of criteria, including the comparability of their operations, size and growth prospects to ours. The valuation firm considered peer companies in the musical instruments industry, as well as companies that are associated with lifestyle brands.

The valuation firm also used, when appropriate, a comparable acquisition analysis to determine our enterprise value, which involved analyzing sales of controlling interests in comparable companies in the musical instruments industry. For comparable transactions, the valuation firm calculated multiples of the latest-twelve-month enterprise value to EBITDA.

Valuations of our common stock were performed as of April 1, 2012, January 1, 2012, June 1, 2011, January 2, 2011, January 3, 2010 and December 28, 2008. The following table summarizes, by grant date, the number of stock options, restricted stock units and shares of restricted stock granted since January 1, 2009, and the associated per share exercise price, which was not less than the estimated fair value of our common stock for each of these grants.

Grant date	Type of award granted	Number of awards granted	Exercise price per share of common stock	Estimated fair value per share of common stock

June 17, 2009	stock options	30,380	$6.40 to $8.63	$6.40
May 5, 2010	restricted stock units	29,400	7.20	7.20
August 1,2010	stock options	380,436	7.20	7.20
June 9, 2011	stock options	2,095,044	10.07	10.07
August 15, 2011	stock options	982,450	10.07	10.07
October 3, 2011	stock options	49,000	10.07	10.07
June 13, 2012	restricted stock	49,000	14.11	14.11

In determining the estimated fair value of our common stock for stock options and RSUs granted on May 5, 2010, and August 1, 2010, our Board of Directors considered, in part, a valuation performed by the independent third party valuation firm as of January 3, 2010. The valuation performed as of January 3, 2010 used a discount rate of 16.0% and an EBITDA multiple range of 8.5x to 9.5x, compared to a discount rate of 14.0% and an EBITDA multiple range of 7.0x to 8.0x for the valuation performed as of December 28, 2008. The discount rate increased due to a higher equity weight in the weighted average cost of capital and higher risk-free rate. The EBITDA multiple range increase reflected improvements in comparable companies’ prices and the overall stock market. A discount for lack of marketability of 26.2% was used for the valuation performed as of January 3, 2010, compared to 26.5% for the valuation performed as of December 28, 2008. The increase in the estimated fair value per share of common stock from June 2009 to May 2010 was primarily due to an increase in our cash balance and a decrease in our debt balance, both of which directly increased our equity value. The higher cash and lower debt balances more than offset a decline in enterprise value that resulted from weaker historical performance and a decline in forecasted financial performance.

In determining the estimated fair value per share of our common stock granted on June 9, 2011, August 15, 2011, and October 3, 2011, our Board of Directors considered, in part, a valuation performed by the independent third party valuation firm as of June 1, 2011. The valuation performed as of June 1, 2011 used a discount rate of 17.0% and an EBITDA multiple range of 9.5x to 10.5x, compared to a discount rate of 16.0% and an EBITDA multiple range of 8.5x to 9.5x for the valuation performed as of January 3, 2010. The discount rate increased due to a higher equity risk premium. The EBITDA multiple range increase reflected improvements in comparable companies’ prices and the overall stock market. A discount for lack of marketability of 15.7% was used for the valuation performed as of June 1, 2011, compared to 26.2% for the valuation performed as of January 3, 2010. The lower discount for lack of marketability resulted from a shorter expected holding period. The increase in the estimated fair value per share of common stock from August 2010 to June 2011 was primarily due to an increase in our enterprise value attributable to stronger forecasts and improved historical performance. The estimated fair value per share was also favorably impacted by a shorter expected holding period of our equity, which resulted in a lower discount for lack of marketability. The discounted cash flow analysis indicated an increase in enterprise value due to higher revenue growth projections, offset in part by a slight increase in the discount rate due to a higher equity risk premium. The comparable public company analysis indicated an increase in enterprise value due to an increase in the forecast multiples of our musical instruments industry peers and lifestyle brand peers, and higher EBITDA performance for comparable companies for both the historical and forecast periods. The comparable acquisitions analysis was considered for this valuation but not utilized due to the lack of transactions in the musical instruments industry since 2007.

In determining the estimated fair value per share of our common stock for restricted stock granted on June 13, 2012, our Board of Directors considered, in part, a valuation performed by the independent third party valuation firm as of April 1, 2012. The valuation performed as of April 1, 2012, used a discount rate of 17.0% and an EBITDA multiple range of 9.5x to 10.5x, which were the same as the discount rate and EBITDA multiple range used in the valuation performed as of June 1, 2011. A discount for lack of marketability of 7.0% was used for the valuation performed as of April 1, 2012, compared to a discount for lack of marketability of 15.7% for the valuation performed as of June 1, 2011. The lower discount for lack of marketability resulted from a shorter expected holding period. The increase in the estimated fair value per share of common stock from October 2011 to June 2012 was due to an increase in our enterprise value attributable to favorable time value effect in the discounted cash flow analysis and higher market multiples, as well as an increase in our cash balance and a decrease in our debt balance. The estimated fair value per share was also favorably impacted by the lower discount for lack of marketability.

As of April 1, 2012, we had outstanding options to purchase 6,609,708 shares of common stock at a weighted average exercise price of $9.72 per share, of which 3,086,510 represented vested options to purchase shares with a weighted average exercise price of $9.49 per share.

Contractual obligations and commitments

The following table summarizes our contractual obligations as of January 1, 2012, and the effect such obligations will have on our liquidity and cash flows in future periods.

Payments due by period (in thousands)	Total	Less than one year	1 – 3 years	3 – 5 years	More than 5 years

Principal repayment	$246,205	$6,607	$239,598	$—	$—
Interest payment (1)	15,138	5,773	9,365	—	—
Capital lease obligations	1,370	728	566	76	—
Operating lease obligations	63,505	11,638	18,369	15,543	17,955
Royalty agreements (2)	1,500	1,500	—	—	—
Purchase commitments (3)	10,100	10,100	—	—	—

Total contractual obligations	$337,818	$36,346	$267,898	$15,619	$17,955

(1)	These amounts are an estimate of future interest payments due on our long-term debt outstanding as of January 1, 2012, based on the interest rate in effect as of such date.

(2)	Represents required contractual minimums related to a royalty contract with a third party. We have several artist royalty arrangements that require us to pay the artists primarily based upon sales volumes; however, none of these arrangements have contractual minimums.

(3)	Represents a purchase commitment with a supplier of percussion accessories.

Off-balance sheet arrangements

We have no material off-balance sheet arrangements.

Inflation

Historically, inflation has not had a material effect on our results of operations. However, significant increases in inflation, particularly those related to wages in Asian labor markets and the cost of raw materials, could have an adverse impact on our business, financial condition and results of operations.

Quantitative and qualitative disclosures about market risk

Foreign exchange risk

We sell our products internationally and in most markets those sales are made in the foreign country’s local currency. In addition, while our expenses are primarily in U.S. dollars, we incur certain manufacturing costs and purchase certain finished goods in foreign currencies. As a result of these exposures, our earnings can be affected by fluctuations in the value of the U.S. dollar relative to foreign currency. Our most significant foreign currency risk relates to the Euro, the British Pound, the Japanese Yen, the Canadian Dollar and the Mexican Peso. We utilize foreign currency derivatives contracts to mitigate the effect of the Euro, the British Pound, the Japanese Yen, the Canadian Dollar and the Mexican Peso fluctuations on earnings. All hedging transactions are authorized and executed pursuant to regularly-reviewed policies and procedures, which prohibit the use of financial instruments for speculative trading purposes. The foreign currency derivatives contracts are entered into with banks and allow us to exchange a specified amount of foreign currency for U.S. dollars at a future date, based on a fixed exchange rate. At April 1, 2012, the notional U.S. dollar value of outstanding Euro, British Pound, Japanese Yen, Canadian Dollar and Mexican Peso foreign currency derivatives contracts was approximately $178.5 million. We estimate that a uniform 10% weakening in the value of the U.S. dollar relative to the currencies underlying these contracts would result in a decrease in the fair value of the contracts of approximately $12.3 million as of April 1, 2012.

Interest rate risk

We are subject to interest rate risk in connection with our long-term debt. As of April 1, 2012, our outstanding debt balance consisted of $241.8 million due on our Term Loan and $14.0 million due on our Amended Revolver. We estimate that a 100 basis point increase in the interest rate on our long-term debt would have increased our interest expense by approximately $1.0 million for fiscal 2011. The balance of our long-term debt at April 1, 2012, is not indicative of future balances that may be subject to fluctuations in interest rates.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, “Amendments to Achieve Common Fair value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 provides additional guidance on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The updated guidance is effective on a prospective basis for our interim and annual periods beginning after December 15, 2011. The adoption of this standard did not have a material impact on our consolidated financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” ASU 2011-05 requires the components of net income and other comprehensive income to be either presented in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. An entity is also required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and the components of other comprehensive income are presented. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for us beginning December 31, 2012, and requires retrospective application. As this guidance only amends the presentation of the components of comprehensive income, the adoption will not have an impact on our consolidated financial position or results of operations.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment.” ASU 2011-08 allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform the two-step impairment test currently required. The updated guidance is effective for our interim and annual periods beginning after December 15, 2011; however, early adoption is permitted. The adoption of this standard did not have a material impact on our consolidated financial position or results of operations.

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. The JOBS Act provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of that extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Business

Overview

We are a leading, global musical instruments company whose portfolio of music lifestyle brands brings the passion of music to life. Since the founding of our predecessor company by Leo Fender in 1946, we have built a comprehensive portfolio of brands led by the iconic Fender brand and other brands such as Squier, Jackson, Guild, Ovation and Latin Percussion, which we own, and Gretsch, EVH (Eddie Van Halen) and Takamine, for which we are the licensee. We believe that the Fender brand in particular is closely associated with the birth of rock ‘n roll and has a strong legacy in music and in popular culture. We believe our brands benefit from the fact that numerous current and historical musicians and groups use or have used our products, including:

• Avril Lavigne	• John Mayer

• Brad Paisley	• Kurt Cobain/Nirvana

• Brian Setzer	• Marcus Miller

• Bruno Mars	• Mark Morton

• Buddy Holly	• Melissa Etheridge

• The Eagles	• Merle Haggard

• Eddie Van Halen	• Randy Rhoads

• Eric Clapton	• Sheryl Crow

• Green Day	• Stevie Ray Vaughan

• Iron Maiden	• Sting

• Jeff Beck	• The Strokes

• Jimi Hendrix	• The Who

We generally provide one or two free instruments to musicians with whom we have relationships, including the musicians whose names are listed above and whose images are included in this prospectus, at the beginning of the relationship, followed by limited opportunities for the musicians to purchase products from us at a discount of 50% off of the manufacturer suggested retail price, or MSRP. These arrangements typically result in musicians receiving one or two discounted products per year, and do not apply to our Custom Shop instruments.

While a number of our brands, including Fender, have broad appeal, other brands in our portfolio offer products with distinct sounds or styles targeted at musicians in particular genres, including rock ‘n roll, country, jazz, heavy metal, blues and world music.

Our broad product portfolio includes fretted instruments (comprised of electric, acoustic and bass guitars, banjos, ukuleles, mandolins and resonator guitars), guitar amplifiers, percussion instruments and accessories. We believe our guitars and guitar amplifiers, including the iconic Stratocaster guitar, the Telecaster guitar, the Precision Bass and Jazz Bass guitars and the Fender Bassman and Twin Reverb guitar amplifiers, revolutionized the way music is written, played and heard. We design and market our products to a variety of musicians from beginners to professionals across a broad range of prices.

In 2011, we had the #1 market share by revenue in the United States in electric, acoustic and bass guitars and electric and bass guitar amplifiers, according to data provided by MI Sales Trak as of December 2011. In addition, since the acquisition of Kaman Music Corporation (now known as KMC Musicorp), or KMC, in 2007, we believe we have been one of the largest independent distributors of musical instrument accessories in the United States. To support our brands and product leadership, we continue to bring new and innovative products to market that inspire our consumers and enhance brand loyalty.

We distribute our products globally in over 85 countries through what we believe to be one of the largest direct-to-retail sales forces in the musical instruments industry in the United States, Canada, Europe and Mexico, as well as through a network of distributors in selected international markets. We sell our products through independent and national music retailers, mass merchants, online and catalog retailers and third party distributors. In fiscal 2011, we generated 58.7% of our gross sales before discounts and allowances from the independent channel (representing over 13,000 independently owned music stores), 23.5% collectively from the national channel, mass merchants and online and catalog retailers and 17.8% from third party distributors. Gross sales before discounts and allowances is comprised of product sales but, unlike net sales, does not include licensing income and dealer freight collection, and is not net of cash discounts, sales return allowances and rebates.

Our strategically managed global supply chain is comprised of a network of our own manufacturing facilities in the United States and Mexico, distribution and warehouse facilities in North America (the United States and Canada) and Europe, and established sourcing relationships with OEMs and suppliers in Asia, Europe, North America and Mexico. We primarily manufacture our products that are sold at higher price points in the United States.

Our brand portfolio, broad selection of quality products, longstanding culture of ongoing innovation and new product development, global supply chain and distribution network and strong consumer loyalty have been key drivers of our financial performance. Our net sales were $612.5 million in fiscal 2009, $617.8 million in fiscal 2010 and $700.6 million in fiscal 2011; our net income was $10.8 million in fiscal 2009, a net loss of $1.7 million in fiscal 2010 and net income of $19.0 million in fiscal 2011; and our adjusted EBITDA was $43.8 million in fiscal 2009, $23.6 million in fiscal 2010 and $52.9 million in fiscal 2011. For the first quarter of fiscal 2012, our net sales were $173.8 million, our net income was $1.9 million and our adjusted EBITDA was $10.7 million, compared to net sales of $170.1 million, net income of $6.9 million and adjusted EBITDA of $11.6 million for the first quarter of fiscal 2011. See “Summary consolidated financial data—Non-GAAP financial measures” for the definition of adjusted EBITDA and a reconciliation from net income (loss) to adjusted EBITDA.

Our history

After producing his first amplifier in 1945, Leo Fender founded Fender Electric Instrument Company in 1946 in Fullerton, California. In 1951, he introduced the Telecaster, the first single-cut, solid-body guitar to be mass produced and the Precision Bass, which we believe was the first commercially successful electric bass guitar. These initial products combined simplicity and technology with manufacturing techniques that we believe transformed the solid body electric guitars and bass guitars into commercially viable products. In 1952, Leo Fender introduced the Fender Bassman, one of our flagship guitar amplifiers, and in 1954, Mr. Fender introduced the now iconic Stratocaster guitar. The Fender Stratocaster was the only instrument named as an “American Icon” in the 35th Anniversary issue of Rolling Stone magazine published in May 2003.

In 1965, Leo Fender sold Fender Electric Instrument Company to Columbia Records Distribution Corp., a division of Columbia Broadcasting System, Inc., or CBS. The business reemerged as a stand-alone company when the late William Schultz and current Board member, William (“Bill”) Mendello, formed Fender Musical Instruments Corporation to purchase the business from CBS in 1985. Under the leadership of William Schultz, Bill Mendello and current Chief Executive Officer, Larry Thomas, we have grown to become a global leader in the musical instruments industry. Since 1985, we have rebuilt our infrastructure, augmented our brands and product offerings and expanded the reach of our products, both domestically and internationally.

Market opportunity

We operate in the global musical instruments and accessories industry, which generated approximately $15.8 billion in global retail sales and $6.4 billion in U.S. retail sales in 2010, according to the December 2011 edition of Music Trades magazine. The musical instruments and accessories industry generated approximately $6.6 billion in U.S. retail sales in 2011, according to the April 2012 edition of Music Trades magazine. The categories of our retail musical products, including fretted instruments, instrument amplifiers, percussion products and general accessories, generated an estimated $5.0 billion in U.S retail sales in 2011, according to the April 2012 edition of Music Trades magazine.

The following chart illustrates U.S. retail sales by product type in 2011, according to the April 2012 edition of Music Trades magazine.

1	Even though we participate in this segment, we have not historically generated significant net sales from pro audio products. Pro audio products include speaker enclosures, mixers, microphones and cables.

We believe opportunities for sales growth are supported by several long-term trends that we think will increase consumer demand for our products, including:

•

Popular culture:    We believe that the musical instruments industry generally, and the fretted instruments market in particular, benefits from the continuing popularity of guitar-based music and bands, as well as the visibility of guitars in other areas of popular culture such as video games, television shows and movies.

•

Accessibility of musical instruments:    Improvements in manufacturing techniques and an increase in non-domestic production result in high-quality instruments at relatively low retail prices, which provide an affordable entry point for new potential players, particularly from younger generations, and better enable musicians to upgrade their instruments and/or purchase multiple instruments.

•

Changing technology:    Technological advancements in computing, portable media devices and social media enhance a consumer’s ability to access, learn, create, personalize and distribute music while integrating it into everyday life.

•

Opportunities for growth in emerging markets:    The musical styles in some large, emerging global markets like China and India have not traditionally incorporated the guitar. We believe that guitar-based music will gradually increase in popularity in these emerging markets and help drive demand for our products.

•

Music education:    We believe the availability of guitar-based music education programs, including software- and internet-based lesson programs, and alternative music education programs such as “Kids Rock Free,” “Little Kids Rock” and others supported by the Fender Music Foundation (a charitable foundation that is not affiliated with us) have increased. We believe that interest in music education programs in schools and these alternative sources will continue, and that these programs will continue to receive support due to the important role of music in childhood development.

We cannot be certain, however, whether or when these market and industry trends will increase the demand for, or sales of, our products.

The musical instruments industry is highly fragmented and is served by a variety of companies, including independent instrument makers, large multinational corporations, technology-based electronics manufacturers and print publishers. To the extent that there is future industry consolidation, we believe that our previous experience with acquisitions and partnerships will enhance our ability to make strategic acquisitions and enter into strategic partnerships as opportunities arise.

Our competitive strengths

Portfolio of lifestyle brands and associations with leading musicians

We have a portfolio of some of the most recognized global music lifestyle brands and products. In addition to the iconic Fender brand, our comprehensive brand portfolio includes brands such as Squier, Gretsch, Jackson, Charvel, EVH, Starcaster, Hamer, Guild, Ovation, Takamine, SWR, Genz Benz, Latin Percussion, Toca, Gibraltar, Sabian and Groove Tubes that we have developed, acquired or licensed, or for which we are the exclusive distributor in select territories. With this portfolio, we believe we are well-positioned to address different consumer segments through brands such as Fender that have broad appeal, and other brands that offer products with distinct sounds or styles that are important in specific genres of music, and products at a range of price points. Our brands are used by many of the world’s best known musicians and groups, both current and historical. We believe that the use of our products by these professional musicians, whose popularity and actions often influence consumers, results in consumers aspiring to own our products and inspires them to create their own music using our products. We collaborate with many of these famous musicians through our Signature Artist Program, in which these musicians provide specifications for instruments bearing their signatures and endorse their signature instruments, which are then marketed and sold to our customers. We also have a dedicated Artist Relations group that works closely with professional musicians to meet their musical instrument needs, including through custom made products.

Industry leader with broad product portfolio

In 2011, we had the #1 market share by revenue in electric, acoustic and bass guitars and electric and bass guitar amplifiers according to data provided by MI Sales Trak as of December 2011, and were the leading U.S.-based supplier to the overall musical instruments industry, according to the April 2012 edition of Music Trades magazine. In fiscal 2011, fretted instruments, guitar amplifiers, percussion products, and accessories and other products represented 59.9%, 12.1%, 9.1% and 18.9%, respectively, of our gross sales before discounts and allowances. We believe the broad and diversified range of products in our portfolio helps to mitigate the impact of economic cycles, as sales of some product categories are less affected than others by economic downturns. We have expanded our product portfolio through a combination of innovation, strategic acquisitions and licensing arrangements. We believe that our range of brands and products positions us to be a strategic and reliable supplier to our retail partners and consumers.

Heritage of innovation and new product introductions

We began a tradition of innovation over 60 years ago, which we believe has had a profound influence on the music industry, with:

•	The Telecaster Guitar (1951), the first single-cut, solid-body guitar to be mass produced;

•	The Precision Bass Guitar (1951), which we believe was the first commercially successful electric bass guitar and a key enabler of rock ‘n roll music;

•	The Fender Bassman Amplifier (1952), originally introduced as a bass amplifier for the Precision Bass, this product became a leading amplifier for guitar players in a variety of music genres;

•	The Stratocaster Guitar (1954), combined enhanced sonic versatility with bold visual design and became one of the most recognized and iconic instruments in many musical styles;

•	The Jazz Bass Guitar (1960), provided a collection of player-centric innovations, which we believe inspired electric bassists to create bold new tones and more sophisticated playing techniques;

•	The Deluxe Reverb Amplifier (1963), delivered a mix of features and power for rehearsal, small club performances and recording; and

•	The Twin Reverb Amplifier (1965), incorporated innovative electronic design to meet the needs of professional musicians of the day.

These products remain some of our best-selling products today. Our ability to develop and introduce innovative products and features has continued with:

•	The Fretless Precision Bass (1970), allowed bass players to achieve sounds similar to the acoustic stand-up bass;

•	The 5-Way Pickup Selector Switch for Stratocaster (1977), allowed easy access to two additional in-between tones by combining pickups on the Stratocaster guitar;

•	The American Standard Stratocaster (1986), featured a classic appearance with modern features, and demonstrated improved manufacturing capability;

•

The Cyber-Twin Amplifier (2001), featured a combination of tube, solid-state and digital processing for enhanced levels of musical performance and was named the Music Sound Retailer Product of the Year in 2002;

•	The G-DEC Amplifier (2006), named the Music Trades Product of the Year in 2006, was the first guitar amplifier to include a virtual “back-up band” with synthesized drums, bass and other instruments;

•

The Mustang Amplifier (2010), included USB connectivity for high-quality, low-latency audio output as well as the Fender FUSE application for the PC and MAC, which lets musicians connect to an online community where they can play, edit and share their own music;

•	The Squier Stratocaster Guitar and Controller (2011), the world’s first real guitar that works with the Rock Band 3 video game and any musical instrument digital interface, or MIDI, device; and

•

The Fender Select Guitar (2012), launched this year and positioned just below our top-of-the-line Custom Shop products, is artfully constructed of luthier-selected choice tonewoods and handcrafted finishes, combining high-quality materials and player-centric features.

In addition, we often collaborate with leading artists through our Signature Artist Program and incorporate their ideas into our designs. Our Custom Shop, where we design and build custom and limited edition electric and bass guitars, also serves as a laboratory for the generation of ideas that can be more widely incorporated in our products.

Leading global footprint

We have developed global design, production and distribution capabilities and longstanding customer relationships that we believe would be difficult to replicate. We believe the scale and quality of our direct-to-retail sales force and distributor network enhance the loyalty of our retail partners and position us to become an increasingly important manufacturer and supplier in the industry. By facilitating a positive in-store experience at our retail partners and providing a variety of customer service programs, we believe we further enhance our brands and build consumer loyalty. Our manufacturing platform provides scalability and volume flexibility as we have a balanced mix of products manufactured internally and sourced externally. This infrastructure allows us to rapidly respond to the changing needs of consumers in our key markets, while maintaining the quality of our products.

Experienced senior management team and skilled workforce

We have assembled an experienced senior management team led by Larry Thomas, our Chief Executive Officer. Complementing Mr. Thomas are James Broenen, our Chief Financial Officer and Corporate Treasurer, and Mark Van Vleet, our Chief Legal Officer, Corporate Secretary and Senior Vice President of Business Development, who have joined our company in the past five and ten years, respectively, as well as Edward Miller, President of KMC, who has been affiliated with KMC since 1972, Gordon Raison, our Managing Director of Europe, who has been with our company for five years, and Andrew Rossi, our Senior Vice President of Global Sales, who has been with our company for 20 years. Our senior management team brings together a deep knowledge of our industry, products, mission and culture, and an execution-oriented operating philosophy that are critical to our success. This extensive experience goes beyond senior management and deep into the organization. We believe that our company culture and the strength of our brands enable us to attract and retain highly talented employees who share our passion for music and interact with our retail partners and consumers in an authentic and credible way.

Our strategy

Increase awareness and consumer loyalty as lifestyle brands

We intend to continue to develop our brands as lifestyle brands by:

•	Increasing brand presence outside of our normal retail channels, such as at global music festivals, where consumers can directly interact with our products.

•	Increasing our social media presence through tools such as Facebook and Twitter, and engaging directly with consumers through online lifestyle communities focused on artist-driven music content.

•

Using targeted segmentation and enhanced web-based profile tools and analytics to tailor marketing communications to our consumers to cultivate the aspirational lifestyle images of our brands and develop products to meet specific consumer preferences. For example, based on our analysis of historical consumer click patterns in prior e-mail messaging, we are now able to tailor marketing communications to individual consumers based on those patterns.

•

Applying the marketing and branding strategies that have been successful with our Fender brand to our other brands that we believe have potential to generate additional revenue and increase market share, including Gretsch, Jackson, Charvel and EVH. For example, we are promoting Gretsch at several music festivals such as the Lake Havasu Rockabilly Festival. In addition, in fiscal 2012, we intend to create a specialty sales force in North America to focus on selling our non-Fender branded instruments and accessories. We cannot be certain, however, whether or when our marketing and branding strategies will generate additional revenue or increase market share.

•

In fiscal 2011, we established the Fender Visitor Center which features historic displays as well as a showroom featuring product offerings and sales of apparel, accessories, guitars and guitar amplifiers.

Expand our product offering through continued innovation

We intend to continue our tradition of innovation to bring new products and features to consumers, while maintaining the standards of quality with which our brands are associated. Over the last two years we have increased the pace at which we bring new products to market through more robust innovation processes and have expanded the breadth of new products introduced. A recent example is our Fender Select line of hand-crafted production guitars, which we introduced in January 2012 and which utilize premium materials and are priced at a higher price point than our standard line of Fender guitars. These new product releases can produce additional revenue streams, as well as provide us with an opportunity to update and refresh our existing product lines. We believe that new product releases also create an aspirational desire for consumers to upgrade and purchase new products. We cannot be certain, however, whether or when our new product releases will produce additional revenue streams.

Accelerate our international growth

We intend to extend our reach to a broader global consumer base that might not otherwise be exposed to our products. In fiscal 2011 and the first quarter of fiscal 2012, net sales outside of the United States constituted approximately 46.7% and 43.4% of our net sales, respectively. Over the past 10 years, we have experienced international sales growth as we have entered new markets and introduced additional products into established international markets. Our gross sales before discounts and allowances in markets outside of the United States grew from $81.5 million in fiscal 2001 to $329.7 million in fiscal 2011. We believe that international markets will provide growth opportunities in the near to intermediate term. We have a three-pronged strategy related to growing internationally: expanding our reach into countries where we have not historically focused our sales efforts; increasing sales of our KMC products outside the United States, where KMC has not historically had a significant presence; and implementing and growing a direct-to-retail channel model internationally in markets where we already have a presence and in which we believe we have an opportunity for additional growth. We cannot be certain, however, whether or when these market and industry trends will increase the demand for, or sales of, our products.

Expand our licensing and co-branding activities

We believe licensing our trademarks such as Fender and others builds brand awareness and furthers our strategy of reaching new consumers, while developing additional relationships with existing consumers through new products. We believe that these licensing agreements typically offer low investment costs and attractive margin opportunities without the risk of cannibalizing existing product sales. We believe we have a significant opportunity to expand this aspect of our business given that royalty income from licensing accounted for less than 1% of our net sales during fiscal 2011 and the first quarter of fiscal 2012. In addition, these activities provide us with a valuable source of advertising. We intend to expand beyond our existing licensed products to additional products in existing categories and new categories, including apparel, consumer electronics, mobile communication, home décor and bags and luggage. We have licensing agreements in place in all of these categories except bags and luggage. We also intend to further expand our licensing program to markets beyond the United States. In addition, we believe our non-revenue generating co-branding initiatives, such as those with Apple Inc., which used our intellectual property in a promotional campaign that featured the Amplitube Fender application for the iPhone, Hard Rock Cafe International, Inc. and SAP Global Marketing, Inc., which we authorized to use certain names, trademarks, products and logos in a campaign that highlighted well-known companies that utilize SAP’s enterprise software, position our products as lifestyle brands by leveraging our partners’ resources and consumer reach beyond the musical instruments industry.

Continue to be a partner of choice for strategic relationships

We believe that our experience in acquisitions and partnerships and our global scale enhance our ability to complete acquisitions and form strategic relationships within the musical instruments industry. We intend to build on our experience in acquisitions and strategic relationships by continuing to evaluate potential acquisition opportunities, license agreements, distribution arrangements and other strategic relationships. We evaluate these opportunities based on the potential to leverage our marketing, sales, distribution, sourcing and manufacturing capabilities to add value and contribute to growth with new brands and products. Over the last 15 years, we have executed a variety of acquisitions, including the acquisitions of Guild, Jackson, Charvel, SWR, Tacoma, KMC and Groove Tubes, and entering into manufacturing and/or distribution relationships with Gretsch, EVH and Sabian. We believe that our success with strategic relationships is due, in part, to our ability to work with family-owned companies to provide financial liquidity while also protecting the brand heritage and family name, such as in our licensing agreement with Gretsch Guitars, a 129-year-old family-owned company, for its guitars and drums. In other instances, we have been able to structure arrangements with companies that seek to leverage our broad distribution network. We also are the exclusive U.S. distributor for Sabian and the distributor in the United States and in select other countries for Takamine.

Promote operational efficiencies

We intend to continue to drive operational efficiencies to improve our operating margin while maintaining or enhancing the quality of our products. In addition, we intend to continue investing in manufacturing technologies, such as robotic painting, to improve product quality, increase capacity and lower cost. We also plan to improve our wood storage, climate control and wood grading practices and expand our capability to manufacture the raw pieces of wood used in the manufacture of guitars. We continually evaluate shifting additional production to manufacturing facilities with lower or more stable costs. For example, our Ensenada, Mexico manufacturing facility provides us with products at stable, relatively low costs, and we intend to explore opportunities to move additional production to that facility.

Our brands and products

Brands

We market products under a broad portfolio of brands, which we believe appeals to all levels of musicians, from beginners to professional musicians and enthusiasts, and reaches across music styles and genres, including rock ‘n roll, country, jazz, punk, heavy metal, blues and world music. We indicate in the table below those brands that we own. We market the remaining brands through licensing and other agreements with third parties pursuant to which we act as manufacturer, sales representative and/or exclusive distributor in selected geographic territories.

Brand	Owned	Description	Fretted instruments		Guitar amplifiers		Percussion	Accessories / other

	✓	•Our iconic brand, associated with all musical genres and serving beginners through elite professional players		✓		✓			✓

	✓	•Entry-to-mid level extension of the Fender line of instruments		✓		✓			✓

		•A classic American brand founded in 1883, known for electric guitars and drums		✓		✓	✓		✓

	✓	•Guitars known for their aggressive styling favored by many heavy-metal guitarists around the world		✓					✓

	✓	•Customized versions of traditional guitar designs favored by many rock guitarists for their quality, visual appeal and ease of playing		✓
		• Designed to Eddie Van Halen’s exacting specifications and used by musicians in a variety of genres	✓		✓			✓

Brand	Owned	Description	Fretted instruments	Guitar amplifiers	Percussion	Accessories / other

	✓	• Sold through KMC, the Starcaster by Fender brand generally targets new musicians	✓	✓		✓
	✓	• Offers consumers alternatives to traditional guitar designs	✓
	✓	• One of the original American acoustic guitars, recognized for its quality craftsmanship, durability and classic sound	✓			✓
	✓	• The first modern acoustic/electric guitars, famous for their roundback design, high-tech components and electronic systems	✓			✓
		• An early innovator in flat-back guitars and in acoustic/electric models, having pioneered embedded preamp technology	✓			✓
	✓	• Offers bass and acoustic guitar amplifiers targeted at the professional market		✓

Brand	Owned	Description	Fretted instruments	Guitar amplifiers	Percussion	Accessories / other

	✓	• Offers a range of acoustic and bass amplifiers targeted at music professionals		✓
	✓	• A brand of choice among many hand-percussion musicians across the world			✓	✓
	✓	• Popular among consumers ranging from beginners to professionals performing Latin, African and Middle Eastern music			✓	✓
	✓	• Offers hardware solutions for drums and percussion set-ups, supporting many brands of drums			✓	✓
		• One of the world’s largest cymbal designers and manufacturers offering products for musicians of skill levels from beginners to professionals			✓	✓
	✓	• A brand of replacement vacuum tubes for all applications in musical instrument amplifiers				✓

We became affiliated with many of the brands listed above through acquisitions and other strategic relationships. For more than 15 years, our management team has demonstrated the ability to execute these transactions and integrate these new brands into our U.S. and international operations. Examples of our acquisitions include Guild in 1995, Jackson and Charvel in 2002, SWR in 2003, Tacoma in 2004 and Groove Tubes in 2008. In December 2007, we acquired KMC, through which we gained ownership of, or distribution rights for, over 100 brands, including the Ovation, Latin Percussion, Toca, Gibraltar, Genz Benz and Hamer brands, which we own, and Sabian, Gretsch drums and Takamine, for which we act as distributor. This acquisition, our single largest, enabled us to significantly expand our product offerings, particularly in percussion and accessories. Since this acquisition, we believe we have been one of the largest independent distributors of musical instrument accessories in the United States.

Our products

Our products fall into four major categories.

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Fretted instruments:    This category consists of electric, acoustic and bass guitars, as well as banjos, ukuleles, mandolins and resonator guitars. The fretted instrument brands we own include Fender, Squier, Jackson, Charvel, Guild, Tacoma, Ovation, Hamer and Starcaster. We also control worldwide production, marketing and distribution of Gretsch and EVH guitars, and distribute Takamine guitars in the United States, Europe, Latin America and parts of Africa. Our flagship guitars include the iconic Telecaster, Stratocaster, Precision Bass and Jazz Bass models and the popular Jazzmaster, Jaguar and Mustang models. Our fretted instruments have MSRPs that typically range from $99 for entry-level models to $3,000 for intermediate to professional models. In addition, we offer electric guitars and basses produced in our Custom Shop that are targeted towards professional musicians and affluent players and collectors and have MSRPs ranging from $3,750 to $24,000 for high-end limited edition guitars. We also periodically produce one-of-a-kind guitars that can, on rare occasions, sell for a retail price of as much as $90,000.

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Guitar amplifiers:    This category includes our Fender, Squier, SWR and Genz Benz brands, which are designed for electric, acoustic and bass guitars, as well as EVH guitar amplifiers that are designed for electric guitars. Our flagship guitar amplifiers include the Fender Bassman, Fender Twin Reverb and Fender Deluxe Reverb. We are known for both our tube guitar amplifiers as well as our solid-state and digital guitar amplifiers. We offer a variety of guitar amplifiers that cover a wide range of styles and genres, including rock ‘n roll, blues, country and heavy metal. We also offer popular vintage reissue models, which recreate some of our most popular guitar amplifiers from the 1950s and 1960s. We license our guitar amplifier sounds in software form to third parties with whom we have licensing relationships.

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Percussion:    We offer a wide variety of percussion products, including drum sets, hand percussion (such as congas and bongos), cymbals, educational percussion, drum sticks, drum heads, tambourines and percussion accessories. Our principal brands in this category are Latin Percussion, Toca and Gibraltar. We are also the exclusive U.S. distributor for Sabian Cymbals and the exclusive worldwide manufacturer and distributor for Gretsch drums.

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Accessories/other:    Over time, we have expanded our product selection to include a wide variety of accessories, including strings, picks, pickups, pedals, cables, cases and straps, and have developed a business in replacement parts. We also offer a variety of other products, including pro audio products such as Passport Public Address (PA) products, educational musical instruments, including stringed instruments and band and orchestral accessories, drums and drum heads and lighting. We distribute, on an exclusive and non-exclusive basis, brands including Elixir strings, Remo drum heads, Hohner harmonicas, Dunlop products and Hercules music stands. In addition, through our website, we offer merchandise and products such as clothing and collectibles for several of our brands. Our licensees further sell other products that embody the Fender lifestyle, such as the Fender Premium Audio System, which is included in select Volkswagen vehicles globally.

The table below sets forth the percentage of gross sales before discounts and allowances represented by our primary product categories in fiscal 2011:

Category	Products	% of gross sales before discounts and allowances

Fretted instruments		59.9%

Guitar amplifiers		12.1%

Percussion		9.1%

Accessories/other		18.9%

Sales channels

We primarily sell our products through five sales channels—the independent channel, the national channel, the mass merchant channel, the online and catalog channel and the distributor channel.

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Independent channel:    The independent channel is comprised of over 13,000 independently owned music stores that typically offer personalized customer service. We select these independent retailers based on location, expertise, commitment to the product line, financial integrity and other factors. We qualify each retail location separately, and retailers are approved to handle only those parts of our product lines that we believe they have demonstrated the expertise and ability to effectively market and sell. Some of our independent retailers are also authorized to sell our products on their websites. The independent channel is our largest channel in North America and Europe and is a smaller channel in our other international markets.

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National channel:    The national channel is comprised of large, multi-unit musical instrument retailers such as Guitar Center and Sam Ash, who have nationwide store networks. These stores offer a variety of our products, providing consumers the opportunity to view large portions of our product lines, and must maintain an agreed-upon inventory of our products. The national channel is one of our largest channels in North America, and is a smaller channel for our international operations. Some of our national channel retailers are also authorized to sell our products on their websites. Our contracts with our national retailers are typically short term, can be terminated by either party on short notice and do not obligate the retailer to purchase fixed amounts of our products.

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Mass merchant channel:    The mass merchant channel is comprised of large-format, multi-unit stores that purchase our products from us and then resell these products to consumers. Costco was our most significant mass merchant customer in fiscal 2011. Mass merchant stores offer us access to parts of the general population that we believe typically do not visit traditional music stores. We generally offer entry-level products that are branded solely for the mass merchant stores in this channel, which helps to introduce our brands to a potentially wider base of consumers. We believe we can instill brand loyalty in these consumers and benefit as they buy additional instruments and accessories or upgrade from their current instruments in the future. Our largest mass merchant customers are located in North America, with smaller mass merchant customers located in certain countries in Europe.

Contracts with our mass merchant customers are generally short term, may be terminated by either party on short notice and do not obligate our mass merchant customers to purchase a fixed amount of our products. Some of these contracts entitle our mass merchant customers to our most favorable prices, benefits or allowances that we offer to similarly-situated dealers.

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Online and catalog channel:    We also sell some of our products to certain online, mail order, catalog and telesales companies, including Musician’s Friend, American Music Supply and Amazon. Our products are featured in both the online and catalog campaigns of most of these retailers and often are presented on the home page or front cover space resulting in nationwide exposure to consumers who seek out our products in these channels. In the United States, in addition to third party sites, such as Musician’s Friend, certain of our products are sold by independent dealers directly to consumers through websites they have developed. Although we market clothing and collectibles directly through the Fender.com website, we do not sell musical instruments through this website.

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Distributor channel:    Within Asia, Latin America and certain other markets, we sell our products primarily through distributors who, in turn, sell to retailers within their authorized distribution area. Some of these distributors are the sole distributor of certain of our products and others are one of several non-exclusive distributors within their territory. Our largest markets that are covered by third party distributors are Japan, Australia and Italy. Our strategy in entering new international markets is to identify and partner with local distributors who understand the market and consumers. We continually monitor the markets in which we operate, and, when we believe a market opportunity to be of appropriate size, we evaluate whether to establish our own direct sales operations within that market.

Our contracts with our distributors generally prohibit them from selling competing products other than certain competing products authorized by us. The distribution agreements are generally short term, typically with durations of one year or less and terminable by either party on short notice. Two of our stockholders act as our distributors in Japan. See “Transactions with related persons.”

In fiscal 2011, we generated 58.7% of gross sales before discounts and allowances from the independent channel, 23.5% collectively from the national channel, mass merchants and online and catalog retailers and 17.8% from third party distributors.

Global brand management and sales forces

We recently realigned our brand management strategy and created five global brand management positions for Fender/Squier, Specialty Brands (Gretsch, Jackson, Charvel, EVH, SWR and Genz-Benz), Acoustic Guitars (Fender, Squier, Guild, Takamine and Ovation), Percussion (Gretsch, LP, Toca, Gibraltar and Sabian) and Accessories. These global brand managers manage their brands and products under their brands across all markets and channels.

Our sales efforts are focused on building close relationships with musical instrument distributors and retailers and educating their sales forces about our products. In addition, we maintain sales management and sales teams organized to focus on particular retail channels, which we believe enables them to create strong customer relationships in each channel.

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Sales teams for the independent channel:    In the independent channel, we separate our sales force into distinct categories, each dedicated to a particular brand portfolio in order to help maintain focus on taking orders, building product knowledge, providing dealers with highly personalized service and support and maximizing the growth potential of our brands. We also maintain inside telesales groups to support our field sales forces, adding a secondary level of service for both dealers and our field staff. In addition, our sales force focuses on various online, mail order and catalog companies within our independent channel.

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Sales teams for the national, mass merchant and online and catalog channels:    We support the national and mass merchant retailers with a sales management team dedicated solely to these channels and experienced in the business model of nationwide, multi-location retailers. This enables us to maintain close relationships with these retailers and to reduce channel conflict. In addition, our field staff infrastructure allows us to be involved with retailers in merchandising decisions, product training and inventory management, while also providing us with important market feedback. Our national accounts sales group also focuses on national online retailers such as Musician’s Friend to ensure appropriate merchandising and product presentation.

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Sales teams for the distributor channel:    In certain markets such as Asia, Latin America, Australia, Russia and Italy, and others where we do not have direct offices, we maintain management and sales groups that work directly with the authorized distributors we have chosen to represent us in those markets. Our focus is to create close relationships with our distributors and work with them to provide product knowledge, marketing material, sales plans, product mix guidance and other assistance to help them increase sales of our products.

Marketing and advertising

Our marketing and advertising programs are focused on enhancing relationships with consumers by increasing the exposure of our core brands to the population in general and reinforcing the positive lifestyle appeal of our brands. We also implement marketing and advertising programs relating to our specialty and niche brands targeted towards musicians active in the genres with which those brands are identified. Our marketing and advertising campaigns cover a wide variety of activities, including the Signature Artist Program, licensing and co-branding efforts, media advertising and our websites and other social media and consumer activation activities, such as hosting after-hours parties near the Lollapalooza music festival featuring bands and artists playing our products. We also conduct various promotions in cooperation with our retailers, including artist appearances, product education clinics and other special events. We provide point-of-purchase advertising materials, display and merchandising fixtures and other materials designed to highlight our products at the retail level.

Signature Artist Program and Artist Relations

Our Signature Artist Program is a key component of our marketing strategy. Through this program, over 100 famous musicians across a variety of popular music styles provide specifications for unique instruments bearing their signatures and permit us to use their images in selected advertisements or on our websites, typically in exchange for royalties based on sales of their signature instruments. Some of our Signature Series artists also attend tradeshows to help market our products. In addition, some of our artists play their signature instruments at concerts and personal appearances, adding to the exposure of our products in live music venues. These musicians also mention their support of our brands in interviews, and are often seen with our brands in print publications where album or performance reviews include photographs of these artists and their instruments during performances. We believe that by associating our brands with these artists, we further enhance how consumers perceive our brands.

To support our Signature Artist Program as well as our entire artist outreach effort, our Artist Relations group focuses on fostering and maintaining relationships with professional musicians, including signature, emerging and well-known artists supporting our brands. This group coordinates closely with other parts of our organization, including our product marketing group and the Custom Shop, to provide customized products and services for professional musicians, as well as to support other aspects of our marketing and advertising programs.

Licensing and co-branding

We believe licensing our trademarks such as Fender and others builds brand awareness and furthers our strategy of reaching new consumers, while developing additional relationships with existing consumers through new products. We believe that these licensing agreements typically offer low investment costs and attractive margin opportunities without the risk of cannibalizing existing product sales. In addition, these activities provide us with a valuable source of advertising. We intend to expand beyond our existing licensed products to additional products in new and existing categories. In addition, we believe our non-revenue generating co-branding initiatives such as those with Apple Inc., which used our intellectual property in a promotional campaign that featured the Amplitube Fender application for the iPhone, Hard Rock Cafe International, Inc. and SAP Global Marketing, Inc., which we authorized to use certain names, trademarks, products and logos in a campaign that highlighted well-known companies that utilize SAP’s enterprise software, further increase our exposure and position our products as lifestyles brands through leveraging our partners’ resources and consumer reach beyond the musical instruments industry.

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Community co-branding activities:    We seek to identify opportunities to partner with communities to support philanthropic activities that we believe contribute to our brands’ awareness and appeal. For example, we have collaborated with charities to create GuitarMania—a charitable community public art project. GuitarMania enlists local artists and national celebrities to transform blank nine or ten foot tall fiberglass Fender Stratocaster guitars into works of art that are displayed on city streets for several months, and then auctioned for charity. We also support The Fender Music Foundation, a charity unaffiliated with us that provides funding and resources for music programs across America, and “Kids Rock Free,” a non-profit music education program.

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Lifestyle licensing activities:    We have license agreements with a variety of brands and retailers, such as a license arrangement with Panasonic Automotive to create, promote and sell Fender Premium Audio Systems in select Volkswagen vehicles globally. We also have license arrangements with Lucky Brand Jeans and Uniqlo to sell Fender and music lifestyle branded apparel, and Harmonix Music Systems through its Rock Band™ video games.

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Corporate co-branding activities:    In recent years, we have undertaken a number of initiatives to partner with leading corporations with whom we see mutual value in developing an affiliation or joint initiative. In 2011, we partnered with Hard Rock Cafe International, Inc. to create the “Picks” campaign enabling guests at certain Hard Rock Hotels to check out a Fender guitar to their room during their stay and even purchase it. In 2011 and 2012, the Fender Music Lodge in Park City, Utah has served as a destination for media, celebrities and musicians at the Sundance Film Festival.

Media and promotion

In an effort to expand awareness of our brands to target audiences and the population in general, we also conduct advertising campaigns. We maintain a staff dedicated to product placement and advertising campaign creation. These activities include purchasing ads in trade and broader interest publications, submitting products for reviews by various publications, as well as product placements in movies and television shows that contribute to awareness of our brands in an audience that may not necessarily be familiar with our core products.

We coordinate our advertising campaigns to support product introductions, company milestones and events and other areas that we believe are meaningful to consumers.

Website, social media and other online activity

In addition to traditional print media, we maintain an active social media platform to help expose our products, service, support and community forums to consumers as well as various artists to foster loyalty and build a community of users who share a passion for our guitars and other products. We maintain brand-specific websites that are tailored to each brand’s attributes. Many of our websites feature a community forum section where our consumers and others can communicate with each other, including sharing tips and anecdotes. The community forum section and social media also allow us to communicate directly with our consumer base and receive feedback directly from our consumers. Our websites feature product pages where consumers can research and investigate our products and where they will find extensive product information, specifications, dealer locations and other important details about our products. To support various artists and maintain excitement for our brands and to encourage consumers to return to our websites, our websites also feature news relevant to the brand, artist activity, links to useful websites and new product announcements. Through our websites, consumers also can access our customer service department to ask questions and receive assistance regarding our products. Our social media strategy across all of our brands connects directly with consumers via unique content delivered through various social media tools worldwide, including Facebook, Twitter, Flickr and YouTube, as well as e-mail blasts and social media contests through our websites. We consider our overall online effort to be a critical component of our marketing efforts to end consumers and intend to maintain focus in this area.

Product design and development

To support our brands and product leadership, we continue to bring new and innovative products to market that inspire our consumers and enhance brand loyalty. We strive to ensure that our products are built efficiently to achieve high quality at each price point. We design our products to satisfy our consumers’ desire for instruments that are easy to use, maintain, upgrade and customize. In the past 20 years, we have received numerous industry awards for our product leadership. In a recent example, Vintage Guitar magazine announced in its March 2012 issue that the Fender Deluxe Reverb amplifier was inducted into its Hall of Fame.

Our team of over 85 research and development professionals reports directly to our Chief Executive Officer. Our product development led to the introduction of 127, 235 and 356 new products in fiscal 2009, 2010 and 2011, respectively, and, as of May 7, 2012, we had more than 600 ongoing projects. In fiscal 2011, sales of products introduced within the year represented 10.8% of gross sales before discounts and allowances. Over the last two years, we have also increased the pace at which we bring new products to market through more robust innovation processes. Our research and development expenditures were $9.0 million, $9.3 million, $10.2 million and $2.7 million in fiscal 2009, 2010, 2011 and the first quarter of fiscal 2012, respectively.

Custom Shop

Through our Custom Shop, our skilled craftspeople design and develop custom, specialty and limited-edition electric guitars and bass guitars. In addition, the Custom Shop produces a general line of products, often employing new techniques and incorporating features drawn from artist instruments as well as new designs and hardware, pickups and finishes that can be utilized in our other facilities and products. We believe our Custom Shop generates incremental higher margin business and enhances the images of our brands. Our Custom Shop also serves as a laboratory for the generation of ideas that can be more widely incorporated in our products.

Sourcing, manufacturing and logistics

Our strategically managed global supply chain is comprised of a network of our own manufacturing facilities in the United States and Mexico, distribution and warehouse facilities in North America and Europe, and established sourcing relationships with OEMs in Asia, Europe, North America and Mexico. We primarily manufacture our products that are sold at higher price points in the United States. We believe that effectively managing our supply chain to achieve efficient and timely delivery of our products to our retail partners is critical to our success.

Sourcing

Our principal suppliers are providers of imported finished goods as well as raw materials and components.

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Imported finished goods:    We use approximately 97 OEMs as of April 1, 2012 to produce a significant majority of our fretted instruments, guitar amplifiers, percussion products and accessories. Our OEMs are primarily located in China, India, Indonesia, Japan, South Korea, Taiwan, Thailand and Vietnam. Our supply chain personnel visit our OEMs and we have established procedures to inspect samples of products that are manufactured by our OEMs. In fiscal 2011 and the first quarter of fiscal 2012, products manufactured by OEMs accounted for approximately 64% and 62%, respectively, of our gross sales before discounts and allowances.

With many of our OEMs we do business on a purchase order basis rather than pursuant to formal written contracts. Where we do have contracts with our OEMs, they are short term. Most of our OEM agreements can be terminated only upon breach of contract. Most of these contracts require our OEMs to provide us with a “favored nations” pricing policy whereby we get the benefit of any more favorable prices offered to other customers of our OEMs. In addition, our OEMs that use subcontractors cannot subcontract the manufacturing of our products unless we provide advance written consent and certain other criteria are met. Although some of our OEM contracts prevent the OEM from making or dealing in competitors’ products, others do not. In our OEM contracts, our OEMs represent to us that they are in compliance with applicable laws, including local labor, environmental and safety laws, in connection with their performance of the contract. Although our supply chain employees occasionally visit our OEMs’ facilities, we do not require our OEMs to abide by any formal code of conduct as a condition of doing business with us.

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Raw materials:    For our owned manufacturing facilities in the United States and Mexico, the primary raw material that we use is hardwood, particularly poplar, ash and alder for bodies, and maple and rosewood for necks. In certain of our specialty fretted instruments, we use more exotic woods. Especially in the case of rosewood and these more exotic woods, we have in the past, and may in the future, experience supply constraints. Poplar, ash, alder and maple are sourced primarily from North America whereas rosewood and other exotic woods are primarily imported from various countries outside of North America. Prior to fiscal 2011, we purchased wood spreads, which are pre-cut blocks of wood that have been glued and planed for use in the production of electric guitars and electric bass guitar bodies. We began manufacturing spreads ourselves in fiscal 2011 to control quality and cost and intend to increase the percentage of spreads we manufacture ourselves over time. We believe that multiple sources for these spreads, as well as raw wood, exist and we do not believe that we are dependent on any one supplier for wood.

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Components:    We source certain components used in our fretted instruments, guitar amplifiers and certain of our other products from third party vendors. These components include fretted instrument cases, tubes used for our guitar amplifiers, strings for our guitars, drum heads, printed circuit boards, amplifier speakers, certain bridges, selected pick-ups, machine heads and other plastic and metal components such as control knobs. We believe there are only three primary manufacturers of the tubes used in certain of our guitar amplifiers—located in Russia, China and the Czech Republic, and some of these manufacturers are the sole source of certain types of tubes. We do not have long-term supply agreements with any of these manufacturers. Although we have taken steps, such as keeping additional inventory on hand to mitigate the risk, with respect to suppliers or OEMs that are the sole source of a particular component or finished product, these steps may not be sufficient if a supplier or OEM were to stop providing us with components or finished products that we require.

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Planning:    Our primary planning, sourcing and purchasing offices are located in Scottsdale, Arizona and New Hartford, Connecticut in the United States and in our U.K. offices in Europe. We also have a procurement office in Ensenada, Mexico. We utilize Logility and SAP software for our demand, supply and manufacturing requirements planning. Global management of transportation of goods from our suppliers to our warehouses and from our warehouses to our retail consumers is handled out of our Scottsdale, Arizona offices.

Manufacturing

Our products are manufactured by our OEMs, and by us at our owned manufacturing facilities. We believe this combination of facilities provides us with increased manufacturing capacity and the flexibility and scale to more efficiently and quickly respond to consumer demand. We have manufacturing operations in Corona, California; New Hartford, Connecticut; Ensenada, Mexico; Scottsdale, Arizona; and Ridgeland, South Carolina. We opened our Ensenada facility in 1987 and our current Corona facility in 1998. Our 176,000 square foot Corona facility and 167,000 square foot Ensenada facility manufacture guitars, guitar amplifiers and replacement parts. In addition to the more automated manufacturing operations, our Corona facility also houses our Custom Shop, which makes Fender, Gretsch, Jackson, Charvel and EVH custom guitars. We acquired our New Hartford and Ridgeland facilities through our acquisition of KMC. Our New Hartford facility primarily manufactures acoustic guitars. Our Ridgeland facility manufactures higher-end Gretsch drums. We have invested significant resources to establish and modernize these facilities.

Our products, particularly our guitars, require a significant amount of labor and handiwork by a skilled and well-trained workforce to achieve and maintain high quality, although we also employ automated guitar and guitar amplifier production and robotic paint processes.

Our manufacturing facilities are designed to provide us with manufacturing flexibility. In times of high demand, our management is able to add shifts and make other production line adjustments to vary production levels at each of our facilities. This ability, combined with the capabilities of our OEMs, allows us to vary capacity to respond to changing demand. We believe that our manufacturing facilities provide us with sufficient flexibility to expand production in the near and medium term.

We continually evaluate shifting additional production to manufacturing facilities with lower or more stable costs. For example, our Ensenada, Mexico manufacturing facility provides us with products at stable, relatively low costs, and we intend to explore opportunities to move additional production to that facility.

Logistics

We utilize five warehouses with a total capacity of approximately 1.8 million square feet for the storage and distribution of our products. In the United States, we have three warehouses—one located in Ontario, California, one in Portland, Tennessee and one in Louisville, Kentucky. In fiscal 2011, we announced the closure of our Louisville warehouse, which was consolidated into our Portland facility in the first quarter of fiscal 2012. We also have a facility in Ontario, Canada to service Canada. We operate all of our North American warehouse facilities. To support our

European sales efforts, we have a facility in the Netherlands, which is operated by DSV Solutions and managed by us. This network of distribution and warehouse centers enables us to move products quickly and efficiently to our retail consumers.

Competition

The musical instruments industry is highly fragmented and is served by a variety of companies, including independent instrument makers, large multinational corporations, technology-based electronics manufacturers and print publishers. We also compete with online sellers of new and used products, the market for which we believe has grown with the increasing popularity of websites such as eBay. In addition, from time to time, national music retailers as well as mass merchants have carried their own private-label products that compete with ours. Companies compete based on price, style of instrument, sound and sound quality, features and brand recognition. In the markets for fretted instruments and guitar amplifiers, we and our significant competitors are each associated with particular musicians and groups. We believe that our brands’ strong recognition, innovative products and associations with leading musicians and groups provide us with significant competitive advantages. We believe our primary competitors within the electric guitar and bass guitar markets include Gibson Guitar Corp. and its Epiphone subsidiary and Ibanez, a subsidiary of Hoshino USA. In the acoustic guitar market, our primary competitors include Martin & Co., Taylor Guitars and Yamaha Corporation. In guitar amplifiers, our primary competitors include Line 6, Inc. and Marshall Amplification PLC.

Intellectual property

Our trademarks, including Fender and those associated with our other brands, are a critical component of the value of our business. Trade dress, which refers to the visual appearance of our products, also is an important part of our intellectual property rights. As described under “—Legal proceedings” below, we currently have a case pending before the U.S. Patent and Trademark Office with respect to registered trademarks covering some of our headstock designs.

Where we are the distributor for third parties’ products, including the Gretsch and EVH product lines, we license trademarks associated with those brands for use in our sales and distribution activities.

We do not have a written agreement that governs our distributorship arrangement with Takamine. Our distribution agreement with Sabian will expire on August 12, 2012, after which it will automatically renew for successive one-year periods, and will be terminable by either party for any reason upon 90 days prior written notice. Sabian may at any time stop permitting us to distribute its products upon 30 days prior written notice. For some products, this is true only if Sabian ceases manufacturing them. For other products, Sabian may stop permitting us to be a distributor of those products even if Sabian is still manufacturing them.

We also license our trademarks and related intellectual property rights to OEMs of our products from time to time, as well as in connection with licensing, co-branding or similar activities.

We hold patents for some aspects of our products and have patent applications pending. As of April 1, 2012, we had 48 issued patents and 9 patent applications pending in the United States and 32 corresponding issued patents and 10 patent applications pending in foreign countries. We cannot be certain that our patent applications will be issued or that any issued patents will provide us with any competitive advantage or will not be challenged by third parties. We also hold copyrights for certain of the software incorporated in our guitar amplifiers as well as for some of the material on our website.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, including contractual protections with employees, OEMs, distributors and others. Despite these protections, we may be unable to prevent third parties from using our intellectual property without our authorization, breaching any nondisclosure agreements with us, or independently developing products that are similar to ours, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States.

Significant customers

Guitar Center and its affiliates accounted for approximately 15.2%, 15.8%, 15.8% and 17.2% of our net sales for fiscal 2009, fiscal 2010, fiscal 2011 and the first quarter of fiscal 2012, respectively. Our arrangement with Guitar Center does not obligate it to purchase fixed amounts of our products.

Employees

As of April 1, 2012, we had 2,787 full-time and part-time employees, 1,555 of whom were employed in the United States. Except in Mexico, none of our employees are represented by a labor union, and we have experienced no work stoppages. We consider our employee relations to be good.

Facilities

The following sets forth our principal facilities as of April 1, 2012. We lease our facilities, other than our Corona, California facility, which we own.

Location	Principal uses

Scottsdale, Arizona	Executive and administrative offices, electronics research and development, manufacturing
Corona, California	Guitar manufacturing, Custom Shop and electronic manufacturing, Visitor Center
Ontario, California	Central warehouse and sales office
Burbank, California	Artist Relations
Bloomfield, Connecticut	Executive and administrative offices for KMC
New Hartford, Connecticut	Manufacturing and office space
Effingham, Illinois	Sales office
Garfield, New Jersey	Office space
Charleston, South Carolina	Office space
Ridgeland, South Carolina	Manufacturing
Nashville, Tennessee	Artist Relations
Portland, Tennessee	Warehouse and office
Austin, Texas	Artist Relations
Mississauga, Ontario, Canada	Office space and warehouse
Horsham, West Sussex, England	European sales and marketing

East Grinstead, West Sussex, England	Fender U.K. sales and marketing
Clichy, France	Fender France sales and marketing
Düsseldorf, Germany	Fender Germany sales and marketing
Hamamatsu, Japan	Market development
Ensenada, Mexico	Production and distribution facilities
Madrid, Spain	Fender Iberica sales and marketing
Gothenburg, Sweden	Fender Scandinavia sales and marketing

We also use the space of a third party warehouse in Rotterdam, the Netherlands. We do not own or lease this property. In addition, we have entered into leases for Artist Relations facilities in Beijing and London, although we have not yet opened those facilities.

Environmental matters

Our manufacturing operations in the United States and Mexico involve the use, handling, storage and disposal of hazardous substances, including, for example, the paint used for our guitars. Accordingly, we are subject to environmental laws and regulations, including those regulating the handling, storage and disposal of hazardous substances and discharges to the air, soil and water, as well as the investigation and remediation of contaminated sites.

From time to time, we have been required to make payments or modify our operations and facilities as a result of environmental matters. In fiscal 2009, we reached a settlement with the Environmental Protection Agency pursuant to which we agreed to pay approximately $79,000 in penalties due to improper waste storage and inadequate personnel training at our Corona, California facility. At this time we have no known material environmental liabilities. However, if we were to become liable in the future with respect to the release of any hazardous substance or contamination of any site, we may be subject to significant fines and cleanup costs.

Legal proceedings

In September 2009, we were named as a defendant, together with the National Association of Music Merchants, or NAMM, and Guitar Center, Inc., in a class action lawsuit filed in the U.S. District Court in the Southern District of California (Giambusso v. National Association of Music Merchants, Guitar Center, Inc., Fender Musical Instruments Corporation, Case No. ‘09-CV 2002-LABJMA). The lawsuit alleged that anti-competitive conduct resulted in consumers paying too much for certain guitars and guitar amplifiers between 2004 and 2009. The allegations primarily arose from a consent order agreed to by the FTC and NAMM in April 2009. Shortly thereafter, we, NAMM, Guitar Center, Inc. and several other manufacturers and retailers of fretted instruments and guitar amplifiers, including KMC, were named as defendants in additional lawsuits arising out of the same general set of facts. Often referred to as tag-along actions, these follow-on lawsuits are not uncommon. In December 2009, the lawsuits were consolidated into one proceeding by the Judicial Panel on Multidistrict Litigation, or the MDL proceeding (In re Musical Instruments and Equipment Antitrust Litigation, MDL-2121). Following the filing of the consolidated complaint, we, together with NAMM, Guitar Center and several other musical instrument manufacturers, moved in the MDL proceeding to dismiss the complaint in its entirety. In August 2011, the court granted the motion to dismiss, but gave the plaintiffs leave to re-file a more specific complaint, which they did in September 2011. The court also granted plaintiffs limited discovery rights, as well as another opportunity to amend their complaint based on information received during the limited discovery period, which is now closed. Plaintiffs filed a second amended complaint in February 2012, purporting to contain more specific allegations. In March 2012, the defendants filed a motion to dismiss the second amended complaint. A hearing on the motion to dismiss was held on May 21, 2012, and the court took the motion under advisement. Although we cannot predict the outcome of this matter with certainty, we do not believe that an adverse outcome in this matter is probable or that any liability is reasonably ascertainable. We are also responsible for and are defending KMC in this litigation. We intend to vigorously defend this matter.

In July 2009, we were advised by U.S. Customs and Border Protection, or U.S. Customs, that we had been selected for an audit covering approximately the previous five years of imports. In response, we conducted our own review and then voluntarily disclosed to U.S. Customs potential duty underpayments. In addition, we made an offer to pay duties owed plus interest in the amount of approximately $400,000, which amount was reduced by approximately $75,000 as a result of a credit from U.S. Customs. In cooperation with U.S. Customs, we also developed improved control measures, standard operating procedures, or SOPs, and policies to improve our management of duty programs. Final resolution, which includes an exit conference, is not expected until the second half of 2012.

In the second quarter of fiscal 2010, we received a letter of inquiry from the FCC asking for information about Fender electronic digital device products subject to part 15 of the FCC’s rules governing radio frequency devices. We have provided information to the FCC throughout the course of its inquiry. The FCC’s inquiry remains open as of this date.

In June 2011, the German Customs Office in Essen commenced an investigation into our suspected violation of import restrictions against the importation of protected plant species. More specifically, German officials had undertaken a criminal investigation as to whether less than 500 Fender guitars with Brazilian rosewood fingerboards were improperly imported into Germany between approximately March 2010 and January 2011. We recalled the subject products from our inventory and from our customers if they had not been sold to consumers pending the resolution of the inquiry. We are investigating whether the necks of the subject products may be replaced with materials not subject to the import restriction at issue. Simultaneously, we are seeking an exemption from the import restriction in question (which if granted, may be retroactive).

In connection with trademark registration opposition proceedings that we initiated against Peavey Electronics Corporation, or Peavey, on March 5, 2008, Peavey filed counterclaims against us before the Trademark Trial and Appeal Board, or TTAB, of the U.S. Patent and Trademark Office, petitioning for cancellation of two of our registered headstock designs that are used in many of our electric guitars and bass guitars. The counterclaims allege that we (and our predecessors) fraudulently applied for and/or maintained these registrations by misrepresenting whether we used those headstock designs in commerce on all the goods as identified. On March 16, 2011, we filed a motion for summary judgment on the counterclaims, which was denied on December 12, 2011. The case is currently proceeding to trial before the TTAB. To the extent we are not successful in any of these counterclaims, our ability to prevent other companies from copying the subject headstock designs may suffer.

An adverse outcome in any of these actions could negatively impact our results of operations and financial condition and damage our reputation.

In October 2011, we paid a former supplier $1.0 million to settle a claim that we had breached an agreement with that supplier.

In addition, we are subject to lawsuits, investigations and claims from time to time in the ordinary course of business. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party is likely to have a material adverse effect on our business, results of operations, cash flows or financial condition.

Management

Executive officers and directors

Our executive officers and directors, and their ages and positions as of June 4, 2012 are as follows:

Name	Age	Position

Executive officers

Larry E. Thomas	62	Chief Executive Officer and Director

James A. Druckrey	50	Executive Vice President and Chief Operating Officer

James S. Broenen	49	Chief Financial Officer and Corporate Treasurer

Mark D. Van Vleet	46	Chief Legal Officer, Corporate Secretary and Senior Vice President of Business Development

Edward G. Miller	64	President of KMC Musicorp

Gordon L. T. Raison	46	Managing Director, Europe

Andrew M. Rossi	49	Senior Vice President, Global Sales

Directors

Conrad A. Conrad (1)	66	Director

Mark H. Fukunaga (1)(3)	56	Co-Chairman of the Board

Kenneth L. Goodson Jr. (2)	60	Director

Donald Haider (1)(2)	70	Director

Michael P. Lazarus (2)(3)	56	Co-Chairman of the Board

William L. Mendello	67	Director

Robert C. Wood (1)(3)	57	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our nominating and corporate governance committee

Larry E. Thomas has been our CEO since August of 2010. He was appointed to the FMIC Board of Directors in 2009. Mr. Thomas joined Guitar Center in 1977 as a salesperson and was store manager, regional manager, general manager, president and ultimately chairman and CEO. He served as Chairman and CEO of Guitar Center from 1996 to 2004. Between 2004 and August 2010, Mr. Thomas was retired. Our board of directors has concluded that Mr. Thomas should serve on the board of directors based on his extensive experience in senior executive positions in the musical instruments industry.

James A. Druckrey commenced serving as our Executive Vice President and Chief Operating Officer on June 4, 2012. Mr. Druckrey previously served as Executive Vice President, Product Development and Marketing of Euro-Pro Operating LLC, which develops, manufactures and markets home appliances, from May 2011 to March 2012, Vice President, Asia Pacific & Middle East of Bose Corporation from March 2008 to January 2011 and Senior Vice President and General Manager of Seagate Technology from November 2005 to January 2008.

James S. Broenen has served as our Chief Financial Officer and Corporate Treasurer since November 2008. From April 2006 to November 2008, Mr. Broenen was our Vice President Financial Planning and Analysis. Mr. Broenen is a certified public accountant.

Mark D. Van Vleet served as our General Counsel beginning in January 2002. Mr. Van Vleet was appointed Corporate Secretary in May 2002 and named our Chief Legal Officer and Senior Vice President of Business Affairs, now Business Development, in March 2007.

Edward G. Miller has been President of KMC since July 2007. Mr. Miller served as Executive Vice President and Chief Operating Officer of KMC from 1998 to July 2007.

Gordon L. T. Raison has served as our Managing Director, Europe since October 2005.

Andrew M. Rossi has been employed with FMIC in a variety of sales and marketing roles since 1991. He has served as Senior Vice President of Global Sales for the last five years.

Conrad A. Conrad has served as a member of our board of directors since July 2005. Mr. Conrad is a member of the board of directors of Universal Technical Institute, Inc. and served as a director of Rural/Metro Corporation until June 2011. He is also a certified public accountant. Our board of directors has determined that Mr. Conrad should serve on the board of directors and audit committee based on his extensive experience in senior executive positions in consumer products companies, his experience in finance and his financial literacy.

Mark H. Fukunaga has served as a member of our board of directors since July 1993 and Co-Chairman of the Board since August 2010. Since 1994, he has been the Chairman and CEO of Servco Pacific Inc., a company with operations in automotive distribution and retailing, home products distribution and commercial insurance brokerage, and investments in venture capital and private equity. Our board of directors has determined that Mr. Fukunaga should serve on the board of directors and the audit and nominating and corporate governance committees based on his executive experience in the retail industry and his general business experience.

Kenneth L. Goodson Jr. has served as a member of our board of directors since February 2006. Mr. Goodson has served as Executive Vice President of Operations for Herman Miller Incorporated, a company that designs, manufactures and sells furniture systems and products for offices and healthcare facilities, since 2002. Our board of directors has determined that Mr. Goodson should serve on the board of directors and compensation committee based on his experience in the manufacturing sector and general business experience.

Donald Haider has served as a member of our board of directors since January 1997. Mr. Haider is a Professor of Management at the Kellogg School of Management, Northwestern University, where he has been a faculty member since 1973. Mr. Haider served as the Treasurer for the City of Chicago School Finance Authority until 2010 and, since 1995, has served as Dean of the National Association of State Treasurers National Institute for Public Finance. He has served on the board of directors of Asset Acceptance Capital Corporation since 2004 and served on the board of directors of LaSalle Bank Corporation, Chicago, Illinois, until its acquisition by Bank of America in October 2007. Our board of directors has determined that Mr. Haider should serve on the board of directors and the audit and compensation committees based on his experience in finance and his financial literacy.

Michael P. Lazarus has served as a member of our board of directors since December 2001 and Co-Chairman of the Board since August 2010. Mr. Lazarus co-founded Weston Presidio, a growth capital firm, in 1991. Prior to the formation of Weston Presidio, he served as Managing Director and Director of the Private Placement Department of Montgomery Securities. Mr. Lazarus serves on the board of advisors of Azul Linhas Aereas Brasileiras SA, and the boards of directors of lntegro and Jimmy John’s LLC. He was previously the Founding Chairman of JetBlue Airways and served on the board of directors for the airline as well as on the boards of directors for Restoration Hardware and Guitar Center. Our board of directors has determined that Mr. Lazarus should serve on the board of directors and the compensation and nominating and corporate governance committees based on his knowledge of investments in retail companies, his financial literacy and his general business experience.

William L. Mendello has served as a member of our board of directors since January 1985. He served as Chief Executive Officer of our company from April 2005 to August 2010. From May 1996 through March 2005, Mr. Mendello served as our President and Chief Operating Officer. Prior to May 1996, he served in many positions at our company, including Chief Financial Officer. Our board of directors has concluded that Mr. Mendello should serve on the board of directors based on his deep knowledge of our company gained from his positions as Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer, as well as his experience in the musical instruments industry.

Robert C. Wood has served as a member of our board of directors since 2011. Mr. Wood served as the President of Nike Golf from September 1998 to September 2008. From September 2008 to July 2011, he served as the Vice President of SPARQ Training at Nike, Inc. and since September 2011 has acted as an independent consultant for Nike, Inc. Our board of directors has determined that Mr. Wood should serve on the board of directors and audit and nominating and corporate governance committees based on his executive experience in the retail industry and his general business experience.

Board of directors

Our board of directors is currently composed of eight members. Our board of directors and its committees set schedules to meet throughout the year and also can hold special meetings and act by written consent under certain circumstances. The independent members of our board of directors also regularly hold separate executive session meetings at which only independent directors are present.

Independent directors

Our board of directors has determined that a majority of its members are independent under the rules of Nasdaq listing standards and the federal securities laws. In particular, our board of directors has determined that the following directors are independent: Messrs. Conrad, Fukunaga, Goodson, Haider, Lazarus and Wood. In making its determination, our board of directors reviewed Mr. Lazarus’ affiliation with Weston Presidio. In particular, our board of directors considered Mr. Lazarus’ position as managing member of the general partners of the four Weston Presidio funds that beneficially owned 42.92% of our common stock as of April 1, 2012. Our board of directors also considered Mr. Lazarus’ ownership interest in the general partners of those Weston Presidio funds.

To assist it in its determination of director independence, effective upon completion of this offering, our board of directors has adopted categories of relationships that it has deemed immaterial for director independence purposes.

Selection of our directors

Our current directors were elected pursuant to the terms of a stockholders agreement that we entered into in December 2001 with certain of our stockholders. Pursuant to the stockholders agreement, Weston Presidio is entitled to designate one director and has designated Mr. Lazarus as a director, and Servco has a right to designate one director and has designated Mr. Fukunaga as a director. The rights to appoint board members under our stockholders’ agreement will terminate upon the completion of this offering. Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

Classified board

Upon completion of this offering, our board of directors will be divided into three classes of directors, each serving a staggered three-year term. As a result, only one class of our board of directors will be elected each year from and after the closing. Messrs. Haider and Mendello will be assigned as Class I directors whose terms will expire at the first annual meeting of stockholders after the closing of the offering. Messrs. Conrad, Goodson and Wood will be assigned as Class II directors whose terms will expire at the second annual meeting of stockholders after the closing of the offering. Messrs. Fukunaga, Lazarus and Thomas will be assigned as Class III directors whose terms will expire at the third annual meeting of stockholders after the closing of the offering. Our certificate of incorporation and bylaws provide that the number of authorized directors will be not less than seven and no more than eleven and may be changed only by resolution of a number of directors that is more than half of the number of directors then authorized (including any vacancies), and that any vacancies or new directorships on the board may be filled only by the vote of a majority of the directors then in office. Whenever the holders of any class or classes of stock are entitled to a director under our certificate, vacancies and newly created directorships of such class may be filled only by a majority of that class’ director or directors then in office. The classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. All of the members of these committees are independent as required by the Nasdaq listing standards and applicable federal law. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. These committees regularly report on their activities and actions to the full board of directors. Each committee of our board of directors has a written charter approved by our board of directors, which will become effective upon the completion of this offering. At that time, copies of each charter will be available on the Investor Relations’ section of our website at www.fender.com. Information on our website does not constitute part of this prospectus.

Audit committee

The audit committee of our board of directors oversees our accounting practices, system of internal controls, audit procedures and financial reporting system. Our audit committee is responsible for, among other things,

•	engaging and overseeing the work of our independent auditors and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the performance of our internal audit function;

•	reviewing our financial statements and critical accounting policies and practices;

•	reviewing and discussing with management and our independent auditors the results of the audit of our financial statements;

•	reviewing and approving, if appropriate, related party transactions in accordance with our related person transaction approval policy;

•	reviewing our internal controls; and

•	reviewing with management our major financial risk exposures and significant regulatory, compliance and legal matters.

Messrs. Conrad, Fukunaga, Wood and Haider comprise the audit committee. Mr. Conrad is the chairman of the audit committee. Our board of directors has determined that Mr. Conrad is an “audit committee financial expert” as defined in the SEC’s rules.

Compensation committee

The compensation committee of our board of directors is responsible for assisting and advising our board with respect to compensation of our Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and other executive officers and their performance, and oversees and makes recommendations regarding compensation for our executive officers. The compensation committee is responsible for, among other things:

•	reviewing and recommending to our board of directors the compensation arrangements for our executive officers;

•	identifying corporate goals and objectives relating to our compensation program, and evaluating each executive officer’s performance in light of those goals and objectives; and

•	administering our equity incentive plans.

Messrs. Goodson, Haider and Lazarus comprise the compensation committee. Mr. Goodson is the chairman of the compensation committee.

Nominating and corporate governance committee

The nominating and corporate governance committee of our board of directors is responsible for assisting our board of directors in a variety of matters relating to board and committee composition and other corporate governance matters. The nominating and corporate governance committee is responsible for, among other things:

•	identifying individuals who may be qualified to serve on our board of directors and making recommendations to our board of directors regarding board nominees;

•	periodically reviewing, and making any recommendations for changes to, our corporate governance guidelines;

•	overseeing the evaluation of our board of directors and its committees; and

•	making recommendations for committee memberships.

Messrs. Fukunaga, Lazarus, and Wood comprise the nominating and corporate governance committee. Mr. Fukunaga is the chairman of the nominating and corporate governance committee.

Code of business conduct and ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors effective upon the completion of this offering. At that time, the full text of our code of business conduct and ethics will be available on the Investor Relations section of our website at www.fender.com. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of certain provisions as they relate to our directors and executive officers, at the same location on our website or otherwise as required by applicable law. Information on our website does not constitute part of this prospectus.

Compensation committee interlocks and insider participation

As noted above, the compensation committee of our board of directors currently consists of Messrs. Goodson, Haider and Lazarus. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. See “Transactions with related persons” for a summary of certain transactions involving the members of the compensation committee. In fiscal 2011, the compensation committee of our board of directors consisted of Messrs. Fukunaga, Haider, Lazarus, Goodson, Mendello and, for a portion of fiscal 2011, Wood. Mr. Mendello has served our company in a variety of executive officer positions, including most recently as Chief Executive Officer from April 2005 to August 2010.

Limitation of liability and indemnification

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived any improper personal benefit.

Our certificate of incorporation and our bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by law and that we may, by resolution of our board of directors, indemnify our employees and other agents as well. These provisions also provide that we will advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and we may advance expenses of our employees and other agents as well in the event that we determine to indemnify them. Our certificate of incorporation also permits us to purchase and maintain insurance on our own behalf and on behalf of any current or former director, officer, employee or agent or any person who is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the laws of Delaware would permit us to indemnify that person. We also maintain directors’ and officers’ insurance.

We also have entered into indemnification agreements with each of our directors and executive officers. With specified exceptions, these agreements provide for indemnification to the fullest extent permitted by law of related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts actually and reasonably incurred by the applicable director or executive officer in any action, proceeding or similar event by reason of such person’s status as a director, officer, employee, agent or fiduciary of the company or any similar status at an entity where the individual is serving at our request. The agreements also provide that, to the fullest extent permitted by law, we will advance all expenses incurred by our directors and executive officers in connection with a legal proceeding in which they may be entitled to indemnification. We have entered into a separate indemnification agreement with entities affiliated with Weston Presidio and Michael Lazarus, who is affiliated with Weston Presidio. This agreement is similar to our agreements with our other directors and our executive officers, but also provides for indemnification of expenses incurred in connection with any action, proceeding or similar event by reason of or related to the fact that the parties to the agreement are or may be stockholders or controlling persons of our company.

Director compensation

Each non-management member of our board of directors, or the Board, receives a $25,000 annual retainer, with the chairman of the audit committee receiving an additional $15,000 annual retainer and the chairmen of the nominating and corporate governance committee and the compensation committee each receiving an additional $5,000 annual retainer. In addition, the members of our Board are entitled to receive fees of $1,000 per board meeting that they attend in person, and $500 per regularly scheduled board meeting that they attend telephonically. The board members also receive $1,000 for all committee meetings attended, whether in person or by telephone. Fees are paid following each meeting. In lieu of cash payments, our non-management directors are entitled to elect to receive an amount of our products, at the equivalent dealer net price. Our directors also are entitled to participate in our employee discount program, but none did so in fiscal 2011. Management directors do not receive any additional compensation for serving on the Board.

In June 2011, our Board approved individual option grants under our 2007 Amended and Restated Equity Compensation Plan, or 2007 Equity Compensation Plan, in the amount of 250 stock options to each of our non-management directors. The exercise price of these options is $987 per share, and the options vest in annual installments over a four year period following the grant date or upon an earlier “change of control” of the company (as described below in the section titled “—Fiscal 2011 potential payments upon termination or change in control”).

The following table sets forth total compensation awarded to, earned by or paid to each person who served as a director during fiscal 2011, other than a director who also served as an executive officer.

Fiscal 2011 director compensation

	Fees earned or paid in cash (1)	Option awards (2)	All other compensation (3)	Total

Conrad A. Conrad	$46,500	$123,593	$—	$170,093
Laurence Franklin(4)	$30,000	$123,593	$—	$153,593
Mark Fukunaga	$42,000	$123,593	$—	$165,593
Kenneth L. Goodson	$36,000	$123,593	$3,500	$163,093
Donald Haider	$42,000	$123,593	$—	$165,593
Michael P. Lazarus	$34,000	$123,593	$—	$157,593
William L. Mendello	$33,000	$123,593	$—	$156,593
Robert C. Wood(5)	$28,917	$123,593	$—	$152,510

(1)	This column includes the meeting retainers, meeting fees, and committee fees described above. Mr. Conrad received $15,000 for serving as chairman of the audit committee. Mr. Fukunaga received $5,000 for serving as the chairman of the nominating and corporate governance committee. Mr. Haider received $5,000 for serving as the chairman of the compensation committee.

(2)	On June 9, 2011, each non-management director was awarded 24,500 stock options under the 2007 Equity Compensation Plan. This column shows the aggregate grant date fair value of the stock options under FASB ASC Topic 718, which was determined using the Black-Scholes Method with a call option value of $5.04 per share and the assumptions set forth in “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies—Stock based compensation”. As of the end of fiscal 2011, the non-management directors had the following number of options outstanding: Mr. Conrad 33,810 options, Mr. Fukanaga 31,850 options, Mr. Goodson 31,850 options, Mr. Haider 31,850 options, Mr. Lazarus 31,850 options, Mr. Mendello 460,600 stock options from the time of his employment as CEO and 24,500 stock options for serving on the Board, and Mr. Wood 24,500 options. Mr. Franklin resigned from the Board on November 1, 2011. At that time, he forfeited 24,500 options and on February 1, 2012, he forfeited his remaining 6,370 options, in accordance with the terms of the 2007 Equity Compensation Plan.

(3)	Mr. Goodson periodically provided consulting services to us on manufacturing processes. These services were provided on terms negotiated at the time of service. In fiscal 2011, Mr. Goodson received $3,500 in consulting fees.

(4)	Mr. Franklin resigned from the Board on November 1, 2011 and his fees represent only the time for which he served on the Board.

(5)	Mr. Wood joined the Board in May 2011 and received a prorated retainer for his services.

As of January 1, 2012, our board committees had the following members:

Board committees fiscal 2011 year end

	Audit committee	Compensation committee	Nominating and corporate governance committee

Conrad A. Conrad	Chair		X
Laurence Franklin
Mark Fukunaga	X	X	Chair
Kenneth L. Goodson	X	X
Donald Haider	X	Chair	X
Michael P. Lazarus		X	X
William L. Mendello		X
Robert C. Wood		X
Number of Meetings	3	4	1

Effective February 29, 2012, our board committees were reconstituted to have the membership set forth under “—Board committees.”

As described in “—Board of directors—Independent directors”, our Board has determined that a majority of its members are independent under the rules of Nasdaq listing standards and the federal securities laws. Specifically, our Board has determined that the following directors are independent: Messrs. Conrad, Fukunaga, Goodson, Haider, Lazarus and Wood.

Named Executive Officers

Following is a list of our “Named Executive Officers”, or “NEO’s” for fiscal 2011. Our Named Executive Officers are our Chief Executive Officer, our Chief Financial Officer and our three most highly compensated executive officers (other than the Chief Executive Officer and the Chief Financial Officer) for fiscal 2011.

Name	Title

Larry E. Thomas	Chief Executive Officer
James S. Broenen	Chief Financial Officer and Corporate Treasurer
Mark D. Van Vleet	Chief Legal Officer, Corporate Secretary, Senior Vice President of Business Development
Andrew M. Rossi	Senior Vice President, Global Sales
Gordon L. T. Raison	Managing Director, Europe

Fiscal 2011 compensation

The following tables contain information about the compensation paid to our Named Executive Officers, as well as other information regarding the NEOs’ outstanding equity awards and other potential payments as of the end of fiscal 2011.

Fiscal 2011 summary compensation table

Name and principal position	Fiscal year	Salary ($)(1)	Option/SAR awards ($)(2)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total($)

Larry E. Thomas	2011	600,000	4,189,786	696,000	249,004	5,734,790
Chief Executive Officer

James S. Broenen	2011	310,000	1,497,447	172,360	13,177	1,992,984
Chief Financial Officer and Corporate Treasurer

Mark D. Van Vleet	2011	273,213	222,467	132,372	13,177	641,229
Chief Legal Officer, Corporate Secretary and Senior Vice President of Business Development

Andrew M. Rossi	2011	227,018	494,370	130,110	9,458	860,956
Senior Vice President, Global Sales

Gordon L. T. Raison	2011	215,677	271,904	34,077	34,570	556,218
Managing Director, Europe

(1)	Mr. Raison’s base salary has been converted from GBP to USD at a rate of US $1.55235 per GBP. His fiscal 2011 salary in GBP was £138,936.00.

(2)	This column shows the aggregate grant date fair value of the stock options under FASB ASC Topic 718, which was determined using the Black-Scholes Method with a call option value of $5.04 per share and the assumptions set forth in “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies—Stock based-compensation.”

(3)	Amounts in this column represent the fiscal 2011 annual incentives paid to our Named Executive Officers under our Annual Incentive Plan.

(4)	For details of all other compensation, refer to the footnotes in the All other compensation table below.

All other compensation table

Name	Perquisites(1)	Tax gross- ups(2)	Defined contribution savings plan company contributions(3)	Total

Larry E. Thomas	$133,329	$115,675	$0	$249,004
James S. Broenen	$3,377	$0	$9,800	$13,177
Mark D. Van Vleet	$3,377	$0	$9,800	$13,177
Andrew M. Rossi	$377	$0	$9,081	$9,458
Gordon L. T. Raison	$27,118	$0	$7,452	$34,570

(1)	Mr. Thomas received $124,179 as reimbursement for certain travel-related expenses, including the use of private aircraft, $7,569 for a leased car, $1,182 for medical expense reimbursement and a holiday gift worth $399. Messrs. Broenen and Van Vleet each received $3,000 as a car allowance for September through December and a holiday gift worth $377. Mr. Raison received $18,704 as a car allowance, $7,762 as a fuel allowance, and $652 for home broadband service. Mr. Raison also received a holiday gift, which had no taxable value under applicable U.K. law. Mr. Rossi received a holiday gift worth $377. No amount was included for participation in our employee discount program, as there is no incremental cost to us for that program.

(2)	Mr. Thomas received tax gross-up payments of: $5,906 related to his car allowance and $109,769 for the gross-up of certain travel-related expenses, including for the use of a private airplane.

(3)	Messrs Broenen, Van Vleet and Rossi also received a company match under our 401(k) plan in the amounts described above. Mr. Thomas does not participate in the 401(k) plan. For details on the 401(k) plan, refer to the “—Retirement benefits” section above. Mr. Raison also received a company match under the U.K. statutory retirement plan that he participates in. His company match has been converted from GBP to USD at a rate of US $1.55235 per GBP. His fiscal 2011 company match in GBP was £4,800.

The “Fiscal 2011 summary compensation table” above sets forth compensation information for each of our Named Executive Officers with respect to fiscal 2011. The following narrative disclosure summarizes the key terms of the compensation and benefit plans and arrangements that we think are material to an understanding of the amounts disclosed in the table above.

We have entered into employment agreements with each of our Named Executive Officers, except for Mr. Rossi. The terms of these employment agreements are summarized below in the section entitled “Estimated benefits and payments upon termination of employment or change of control”.

Annual incentive plan

The purpose of our Annual Incentive Plan is to motivate participants to build and sustain a successful business, to achieve goals that are considered key to us and to attract, motivate, retain and reward the best talent. The Annual Incentive Plan was approved by the Board on April 14, 2009, and was effective for performance periods related to fiscal 2009 and thereafter. The compensation committee or such other committee established by the Board administers the Annual Incentive Plan. The compensation committee determines eligibility to participate in the plan and determines the performance goals under which awards are granted for each of our fiscal year (each, a performance period). The compensation committee has authority to (i) determine eligibility to participate in the plan, (ii) determine the amount (including target amount) of awards under the plan, (iii) determine the terms and conditions of awards under the plan, including setting the performance goals, (iv) construe and interpret the plan, (v) establish, maintain and amend rules for the plan, (vi) amend the terms of outstanding awards and (vii) determine the timing for payment of awards under the plan. The compensation committee may also amend or terminate the plan at any time.

The performance criteria for awards under the plan include, but are not limited to, net earnings or net income (before or after taxes), earnings per share, net sales or revenue growth, net operating profit, return on assets, capital, invested capital, equity, sales or revenue, cash flow, earnings before or after taxes, interest, depreciation or amortization, gross or operating margins, productivity ratios, share price, expense targets, margins, operating efficiency, market share, customer satisfaction, working capital targets, and economic value added. Performance goals may be established for the company, as a whole, or for specific business units or may be based on comparison to a specified index or group of comparator companies. Under the plan, the compensation committee establishes the applicable performance goals during the first 90 days of our fiscal year. The maximum annual incentive that any participant under the plan may receive for a performance period is $5,000,000.

In the event of a participant’s termination of employment due to death or disability during a performance period, a pro-rata incentive for the year of termination will be paid to the participant or the participant’s estate (as the case may be) once performance for the performance period has been determined. For all other terminations of employment during a performance period, the participant will have no right to receive a an annual incentive under the plan. In the event of a change of control of the company (as described below in the section titled “—Estimated benefits and potential payments upon termination or change of control”), participants in the plan will be entitled to receive a pro-rata annual incentive at target for any incomplete performance period.

Retirement benefits

Employees, including the Named Executive Officers, are generally eligible to participate in the Fender Musical Instruments Corporation 401(k) Plan, or the 401(k) Plan. The 401(k) Plan is a tax-qualified defined contribution plan. Under our 401(k) Plan, we provide a discretionary employer match on employee contributions of up to 100% on employee deferrals of up to 3% of covered compensation and 50% on deferrals of up to an additional 2% of covered compensation. We provide employees with access to the 401(k) Plan because we believe that it is important to provide a retirement savings vehicle for our employees and because provision of this benefit is an important recruitment and retention tool, as most of the companies with which we compete for executive talent provide a similar plan to their employees. Mr. Raison is also entitled to participate in a statutory defined contribution retirement plan in the U.K., under which we match 50% of his contributions up to £5,000 per year.

Employee benefits and executive perquisites

We also offer a variety of health and welfare benefits to all eligible employees, including the Named Executive Officers. Our Named Executive Officers are eligible to participate in our employee benefit plan on the same basis as our other employees. Our company-wide benefits program includes medical, dental, group life, short- and long-term disability, and accidental death and dismemberment insurance. All of our employees, including our Named Executive Officers, are also entitled to participate in our employee discount program for our products. In addition, each year, at the discretion of the CEO, we may award holiday gifts to all employees. In fiscal 2011, we awarded a nominal gift of luggage to each of the NEOs. As described below under the terms of their applicable employment agreements, Mr. Thomas is also entitled to certain retiree medical benefits and Mr. Raison is entitled to certain life insurance benefits.

We limit the use of perquisites as a method of compensation and provide Named Executive Officers with only those perquisites that we believe are reasonable and consistent with our compensation goal of enabling us to attract and retain executive talent for key positions. The perquisites provided to our Chief Executive Officer in fiscal 2011 were required to be provided under the terms of his original employment agreement. These perquisites, which have been eliminated for fiscal 2012, included certain travel benefits and private use of commuter aircraft. In addition, Mr. Thomas received tax gross-up payments for taxes related to the following perquisites: his car allowance, certain personal travel, and airplane usage. The amounts of such gross-ups are described below in a footnote to the Summary Compensation Table. As discussed below, these gross-up provisions have been eliminated beginning in fiscal 2012. Our Named Executive Officers (other than Mr. Rossi) also were provided car allowances in fiscal 2011. Expenses associated with relocation of newly hired executives are paid pursuant to our relocation policy and based on standard market practices for executive level relocation.

Fiscal 2011 grants of plan based awards table

	Grant date	Estimated possible payout under non-equity incentive plan awards(1)			Estimated possible payouts under equity incentive plan awards(2)			All other option awards: number of securities underlying options(#)(2)	Exercise or base price of options awards ($/Sh)	Grant date fair value of stock and option awards ($)(3)
Name		Threshold($)	Target($)	Maximum($)	Threshold(#)	Target(#)	Maximum(#)

Larry E. Thomas
	8/15/2011	—	600,000	750,000	0	710,598	0	119,952	$10.07	$4,189,786
James S. Broenen
	6/9/2011	—	155,000	193,750				296,842	$10.07	$1,497,447
Mark D. Van Vleet
	6/9/2011	—	136,607	170,759				44,100	$10.07	$222,467
Andrew M. Rossi
	6/9/2011	—	113,509	141,886				98,000	$10.07	$494,370
Gordon L. T. Raison
	8/15/2011	—	107,839	134,799				53,900	$10.07	$271,904

(1)	The amounts set forth in the “Target” and “Maximum” columns above indicate the 2011 annual incentive compensation target and maximum amounts for each of the NEOs under our Annual Incentive Plan. While the amount of 2011 annual incentive compensation for each of our NEOs had not been determined as of January 1, 2012, the amounts were determined and paid during the first fiscal quarter of fiscal 2012, and are set forth in the “Non-equity incentive plan compensation” column of the Summary Compensation Table above.

(2)	In fiscal 2011, Mr. Thomas received a time-based stock option grant over 119,952 shares that vests 50% on January 31, 2012 and 50% on July 31, 2013 and performance-based stock option grants over a total of 710,598 shares, which have three-year ratable time-based vesting and also include the requirement to achieve certain performance targets, as described in the section above titled “—Long term incentive awards”. The fiscal 2011 stock option grants made to the other NEOs were subject to time-based vesting conditions and vest in four equal installments beginning on the first anniversary of grant.

(3)	This column shows the aggregate grant date fair value of the stock options under FASB ASC Topic 718, which was determined using the Black-Scholes Method with a call option value of $5.04 per share and the assumptions set forth in “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies—Stock based-compensation.”

Fiscal 2011 outstanding equity awards

			Option/SAR awards(1)					Stock awards
Name	Award type	Options/ SARs grant date	Number of securities underlying unexercised options/ SARs(#) exercisable	Number of securities underlying unexercised options/ SARs(#) unexercis- able	Equity incentive pan awards: number of securities underlying unexercised unearned options(#)	Option exercise price or SAR base price	Option/ SAR expiration date	Number of shares or units of stock that have vested(#)	Market value of shares or units of stock that have vested($)	Number of shares or units of stock that have not vested(#)	Market value of shares or units of stock that have not vested($)

Larry E. Thomas	Options	8/1/2010		380,436		$7.20	8/1/2020
	Options	8/15/2011	80,556		749,994	$10.07	8/15/2021

James S. Broenen	Options	12/27/2007	13,034			$12.80	12/27/2017
	Options	12/27/2007	23,520	5,880		$12.80	12/27/2017
	Options	6/17/2009	14,700	14,700		$6.41	6/17/2019
	Options	6/9/2011		296,842		$10.07	6/9/2021
	RSU	8/8/2008
	RSU	5/5/2010						3,920	39,480	15,680	157,920

Mark D. Van Vleet	Options	2/28/2003	24,500			$7.65	3/1/2023
	Options	7/28/2005	24,500			$8.63	7/28/2025
	Options	2/14/2006	24,500			$8.63	2/14/2026
	Options	12/27/2007	73,500			$12.80	2/27/2017
	Options	6/9/2011		44,100		$10.07	6/9/2021

Andrew M. Rossi	Options	1/1/2001	14,700			$7.65	3/1/2021
		2/28/2003	49,000			$7.65	3/1/2023
		3/9/2006	29,400			$8.63	3/9/2026
		12/27/2007	39,200	9,800		$12.80	12/27/2017
		6/9/2011		98,000		$10.07	6/9/2021

Gordon L. T. Raison	Options	2/14/2006	24,500			$8.63	2/14/2026
	Options	12/27/2007	23,520	5,880		$12.80	12/27/2017
	Options	8/15/2011		53,900		$10.07	8/15/2021

(1)	The above listed grants have a 4-year vesting schedule with the exception of the following grants: (i) the 12/27/2007 (except for Mr. Van Vleet) and 3/9/2006 grants, which had a 5-year vesting schedule, (ii) the 2/28/2003 grants, which had a 6-year vesting schedule, (iii) the 8/1/2010 grant, which vests 50% 18 months after grant and 50% on the third anniversary of grant, and (iv) Mr. Thomas’ 8/15/2011 grants, which vest as described above in footnote (1) to the fiscal 2011 grants of plan based awards table above. Mr. Broenen’s 2008 and 2010 RSU grants also have a 5-year vesting schedule.

Estimated benefits and payments upon termination of employment or change of control

This section describes potential payments that our Named Executive Officers may be entitled to receive upon termination of their employment or upon a change of control of the company. As described below, Messrs Thomas, Broenen, Van Vleet, and Raison have termination provisions in their respective employment agreements. Mr. Rossi does not have an employment agreement and would be subject to our standard severance policy.

As described below, in the case of Messrs. Thomas, Van Vleet and Broenen, their employment agreements contain “double trigger” severance provisions in the event of termination of the executive’s employment without “cause” or by the executive for “good reason” following a “change of control” of the company. In the case of Messrs. Thomas, Van Vleet and Broenen, these agreements also provide for non-change-of-control severance payments in the event of a termination of employment during the employment period other than for cause or by the relevant executive officer for good reason. The purpose of these employment agreements is to attract and retain talented executives, to provide competitive benefits, and to recognize that senior executive positions, such as those held by our Named Executive

Officers, tend to be less secure than other positions, especially following a change of control event. In establishing the terms of these employment agreements, the compensation committee took into account competitive considerations and relative position of the particular executive officer within the company.

Mr. Thomas

On August 1, 2010, we entered into an employment agreement with Larry Thomas upon his appointment as Chief Executive Officer. In August 2011, we amended and restated Mr. Thomas’ employment agreement to eliminate certain benefits, including a gross-up in the event Mr. Thomas becomes liable for certain excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, in conjunction with a change of control of the company. Under his 2011 amended and restated employment agreement, the term of the agreement was extended until December 31, 2013, and his annual base salary was increased from $600,000 to $800,000, beginning January 1, 2012. For 2011, Mr. Thomas’ target annual incentive opportunity was 100% of base salary. Under the fiscal 2011 amended and restated employment agreement, his target annual incentive opportunity was 75% of base salary beginning in fiscal 2012. Effective February 12, 2012, we further amended and restated his employment agreement to extend the term of the agreement through March 31, 2015. In consideration for this extension of the term, his target annual incentive percentage for the remainder of the extended term was maintained at the fiscal 2011 level of 100% of base salary.

Mr. Thomas’ 2012 amended and restated employment agreement provides for severance of (i) a lump sum payment equal to Mr. Thomas’ base salary for the remainder of the term of his employment agreement (through March 31, 2015) (the end of the term under Mr. Thomas’ 2011 restated employment agreement was through December 31, 2013) in the event of termination by us without cause or by the executive for good reason, in each case, other than following a change of control, or (ii) in the event of termination by us without cause or by the executive for good reason, in each case, following a change of control, a lump sum payment equal to the greater of base salary for the remainder of the term (through March 31, 2015) (the end of the term under Mr. Thomas’ 2011 restated employment agreement was through December 31, 2013) and two times base salary. In addition, he is entitled to COBRA and other benefits continuation expense reimbursement for the remainder of the term. For the period following his termination of employment through his and his spouse’s deaths, Mr. Thomas and his spouse are entitled to participate in our health and life benefits as retirees, to the extent legally and administratively feasible and provided that the full cost of such benefits are borne by Mr. Thomas and his spouse. We are required to give Mr. Thomas 90 days’ written notice to terminate his employment without cause and Mr. Thomas is required to provide us with 90 days’ written notice prior to his termination of employment for good reason (or 30 days’ written notice for termination other than for good reason). In each case, we may pay Mr. Thomas his base salary in lieu of any notice.

In the event of Mr. Thomas’ death during the term of his employment agreement, we will pay his estate a lump sum payment equal to Mr. Thomas’ base salary for the month of death and for three additional months thereafter and will pay a lump sum pro-rata annual incentive for the year of his death in accordance with the terms of the annual incentive plan then in effect. In the event of his termination due to disability during the term of his employment agreement, we will continue to pay Mr. Thomas’ base salary for up to 13 weeks and will pay a lump sum pro-rata annual incentive for the year of his termination due to disability in accordance with the terms of the annual incentive plan then in effect.

As part of his 2011 amended and restated employment agreement, additional changes were made for the period beginning January 1, 2012, including the elimination of certain travel and commuting perquisites, and clarification regarding coordination of retiree medical care with Medicare. His 2011 amended and restated employment agreement also eliminated the excise tax gross-up provision under his original agreement, which would have grossed Mr. Thomas up for any excise taxes under Section 4999 of the Code in connection with severance and other benefits received that are contingent upon a change of control of the company. The amended agreement instead applies a modified provision, which provides Mr. Thomas with the greater of (i) the after-tax benefit assuming his change in control severance and other benefits are cut back to the amount that would not subject him to an excise tax under Section 4999 of the Code or (ii) the after-tax benefit (after taking into account the excise tax that the executive would have to pay), assuming no cutback was applied (this provision is referred to as a “Modified Cap”).

Under his employment agreement, Mr. Thomas has also agreed not to compete against us or to solicit any of our employees to compete against us for the period of time for which he receives severance benefits (as described above). In addition, Mr. Thomas has agreed to maintain the confidentiality of company confidential information following his termination of employment.

Mr. Broenen

Mr. Broenen has an employment agreement with us dated December 2, 2008, which was amended in 2010 as well as in August 2011. During the term of his employment with us (through March 31, 2013), Mr. Broenen (i) received an initial salary of $235,000 (subject to annual review) (2011 salary was $310,000), (ii) is eligible for an annual target incentive of 50% of base salary in accordance with our annual incentive plan then in effect and (iii) is eligible from time to time for long-term incentive awards. Effective September 5, 2011, Mr. Broenen also receives a monthly car allowance of $750 and four weeks of paid vacation each year.

In the event of his termination other than for cause or by Mr. Broenen for good reason, in each case, other than following a change in control, his employment agreement provides for severance of (i) a lump sum payment equal to one year’s “annual compensation” (as described below) and (ii) reimbursements for all COBRA payments or other benefit continuation expenses for one year. In the event of termination by us without cause or by the executive for good reason, in each case, following a change of control, Mr. Broenen will be entitled to (i) a lump sum payment equal to two years’ annual compensation and (ii) reimbursements for all COBRA payments or other benefit continuation expenses for two years. If, in the event of a change of control, Mr. Broenen is subject to the excise tax imposed under Section 4999 of the Code, Mr. Broenen is also subject to a Modified Cap. For purposes of calculating severance, “annual compensation” means the sum of Mr. Broenen’s base salary and his average annual incentive for the three fiscal years preceding such termination. We are required to give Mr. Broenen 60 days’ written notice to terminate his employment without cause and Mr. Broenen is required to provide us with 60 days’ written notice prior to his termination for good reason (or 30 days’ written notice for termination other than for good reason) of employment. In each case, we may pay Mr. Broenen his base salary in lieu of any notice.

In the event of Mr. Broenen’s death during the term of his employment agreement, we will pay his estate a lump sum payment equal to Mr. Broenen’s base salary for the month of death and for two additional weeks thereafter and will pay a lump sum pro-rata annual incentive for the year of his death in accordance with the terms of the annual incentive plan then in effect. In the event of his termination due to disability during the term of his employment agreement, we will continue to pay Mr. Broenen’s base salary for up to 13 weeks and will pay a lump sum pro-rata annual incentive for the year of his termination due to disability in accordance with the terms of the annual incentive plan then in effect.

Under his employment agreement, Mr. Broenen has also agreed not to compete against us or to solicit any of our employees to compete against us for the longer of 12 months after termination of his employment or the period of time for which he receives severance benefits (as described above). Mr. Broenen has also agreed to maintain the confidentiality of our confidential information following his termination of employment.

Mr. Van Vleet

Mr. Van Vleet has an employment agreement dated December 2, 2008, which was amended in 2010 as well as in August 2011. During the term of his employment with us (through March 31, 2013), Mr. Van Vleet (i) received an initial salary of $170,000 (subject to annual review) (2011 salary was $273,213), (ii) is eligible for an annual incentive in accordance with our annual incentive plan then in effect and (iii) is eligible from time to time for long-term incentive awards. Effective September 5, 2011, Mr. Van Vleet also receives a monthly car allowance of $750 and four weeks of paid vacation each year.

In the event of his termination other than for cause or by Mr. Van Vleet for good reason, in each case, other than following a change in control, his employment agreement provides for severance of (i) a lump sum payment equal to one year’s “annual compensation” (as described below) and (ii) reimbursements for all COBRA payments or other benefits continuation expenses for one year. In the event of termination by us without cause or by the executive for good reason, in each case, following a change of control, Mr. Van Vleet will be entitled to (i) a lump sum payment equal to two years’ annual compensation and (ii) reimbursements for all COBRA payments or other benefits continuation expenses for two years. If, in the event of a change of control, Mr. Van Vleet is subject to the excise tax imposed under Section 4999 of the Code, Mr. Van Vleet is also subject to a Modified Cap. For purposes of calculating severance, “annual compensation” means the sum of Mr. Van Vleet’s base salary and his average annual incentive for the three fiscal years preceding such termination. We are required to give Mr. Van Vleet 60 days’ written notice to terminate his employment without cause and Mr. Van Vleet is required to provide us with 60 days’ written notice prior to his termination for good reason (or 30 days’ written notice for termination other than for good reason) of employment. In each case, we may pay Mr. Van Vleet his base salary in lieu of any notice.

In the event of Mr. Van Vleet’s death during the term of his employment agreement, we will pay his estate a lump sum payment equal to Mr. Van Vleet’s base salary for the month of death and for two additional weeks thereafter and will pay a lump sum pro-rata annual incentive for the year of his death in accordance with the terms of the annual incentive plan then in effect. In the event of his termination due to disability during the term of his employment agreement, we will continue to pay Mr. Van Vleet’s base salary for up to 13 weeks and will pay a lump sum pro-rata annual incentive for the year of his termination due to disability in accordance with the terms of the annual incentive plan then in effect.

Under his employment agreement, Mr. Van Vleet has also agreed not to compete against us or to solicit any of our employees to compete against us for the longer of 12 months after termination of his employment or the period of time for which he receives severance benefits (as described above). Mr. Van Vleet has also agreed to maintain the confidentiality of our confidential information following his termination of employment.

Mr. Raison

Mr. Raison has an employment contract dated August 30, 2005, with our European subsidiary. We may terminate the agreement at any time with three months’ written notice or immediately with payment in lieu of notice and along with a mutually agreed-upon severance amount negotiated under UK employment law. Entitlement to any share options and long-term incentive awards is governed by the terms of the relevant plan. Mr. Raison also receives a monthly car allowance and 25 days of paid vacation each year. In fiscal 2011, his car allowance was equal to $18,704. In addition, he is entitled to participate in a statutory defined contribution retirement plan, under which we match 50% of his contributions up to £5,000 per year. Under the terms of his employment agreement, he is also entitled to receive life insurance coverage equal to two times his base salary, which is self-insured by the company.

During the term of employment and for a period of up to six months thereafter, Mr. Raison will be subject to non-solicitation and non-competition restrictions. Mr. Raison is also subject to confidentiality provisions under his agreement during his employment and thereafter.

Mr. Rossi

Mr. Rossi had an employment agreement that was entered into in 2006 that governed the terms of his compensation. The terms of that agreement expired and Mr. Rossi does not currently have an employment agreement with us. Mr. Rossi commenced employment with us on December 2, 1991. He was appointed as the Senior Vice President, Global Sales on October 4, 2010. We may terminate his employment at any time with or without notice in accordance with state and federal regulations. Entitlement to any stock options and other awards and benefits is governed by the terms of the relevant plans and award agreements. Mr. Rossi is also eligible to participate in our employee benefit plans in accordance with their terms. In addition, following a termination of employment without cause, Mr. Rossi may receive benefits based on our severance practice, as in effect from time to time. In fiscal 2011, he would have been eligible to receive, upon a termination by us without cause, base salary continuation for one year, certain outplacement services and reimbursement of COBRA premiums for five months.

For purposes of the Named Executive Officers’ employment agreements, our Annual Incentive Plan and equity-based awards that have been made to our Named Executive Officers (other than awards made under our 1997 Stock Option Plan, all of which have vested), “change of control” is generally defined as:

•

During any period of not more than two years, a change in the majority of the Board, other than directors who are (A) the members of the Board as of August 21, 2008 and (B) any director whose appointment or nomination was approved by at least a majority of such directors then on the Board.

•

There is a beneficial owner of securities entitled to 30% or more of the total voting power of our then-outstanding securities in respect of the election of the Board, other than by (A) us, any of our subsidiaries or any employee benefit plan or related trust sponsored or maintained by us or any of our subsidiaries; (B) any underwriter temporarily holding securities pursuant to an offering of them; or (C) anyone who becomes a beneficial owner of that percentage of voting securities as a result of certain excluded transactions.

•	Consummation of a merger, consolidation, statutory share exchange or similar transaction (including an exchange offer combined with a merger or consolidation) involving us or a sale,

lease or other disposition (including by way of a series of transactions or by way of merger, consolidation, stock sale or similar transaction involving one or more subsidiaries) of all or substantially all of our consolidated assets, other than certain excluded transactions.

•	Our stockholders approve a plan of complete liquidation or our dissolution.

Under the employment agreements with Messrs. Thomas, Van Vleet and Broenen, “cause” and “good reason” are generally defined as follows:

“Cause” generally means the executive’s (i) misappropriation of company funds or property, (ii) conviction of, or plea of guilty or no contest to a felony, another fraudulent act or a misdemeanor involving moral turpitude, (iii) continued failure to substantially perform his duties after notice and an opportunity to cure the failure, (iv) commission of an act of dishonesty, insubordination or gross misconduct, (v) commission of an act detrimental to our interests, or (vi) material breach of the terms of his employment agreement or breach of any applicable restrictive covenants.

“Good reason” generally means: (i) a material reduction in base salary or target incentive opportunity, (ii) a material diminution in the executive’s authority, duties and responsibilities, (iii) for Mr. Thomas, a requirement that he report to someone other than the Board, and for Messrs. Van Vleet and Broenen, a material reduction in their supervisor’s authority, duties or responsibilities, (iv) a material diminution in the budget over which the executive has authority, (v) a material change in geographic location of the executive’s position or (vi) a material breach of the employment agreement by the company.

Mr. Raison’s employment agreement does not provide for termination for good reason, and “cause” under his agreement is generally defined as follows: Mr. Raison’s (i) material or repeated breach of the terms of his employment agreement (after notice is given), (ii) gross misconduct or willful neglect of his duties, (iii) fraud, dishonesty or an act harming his or our reputation, (iv) personal bankruptcy or entering of an order related to his personal insolvency, (v) conviction for a criminal offense reasonably expected to impact his performance of his duties or certain other criminal convictions, (vi) disqualification from holding his position with us, or his resignation or his ceasing to be eligible to be one of our managing directors, or (vii) becoming of unsound mind.

The following table describes the potential payments and benefits upon termination of our Named Executive Officers’ employment in the absence of or following a change of control of the company as described above, as if each officer’s employment terminated as of January 1, 2012. No column is included below for termination of an executive’s employment by us for cause, because no severance or health and welfare continuation benefits or equity vesting would be provided under those circumstances.

Fiscal 2011 potential payments upon termination or change in control

Named Executive Officer	Benefits and payments	Termination by company without cause ($)(1)	Employee resignation for good reason ($)(1)	Termination due to death ($)(1)	Termination due to disability ($)(1)	Change of control and no termination ($)(1)(2)	Change of control and qualifying termination ($)(1)

Larry E. Thomas	Cash Severance(3)	1,200,000	1,200,000	834,462	846,000	—	1,200,000
	Acceleration of equity awards(4)	—	—	3,074,900	3,074,900	3,074,900	—
	Health and Welfare Continuation(5)	43,512	43,512	—	—	—	43,512

James S. Broenen	Cash Severance(6)	367,453	367,453	184,283	249,860	—	734,907
	Acceleration of equity awards(7)	—	—	786,078	786,078	786,078	—
	Health and Welfare Continuation(8)	16,285	16,285	—	—	—	32,570

Mark D. Van Vleet	Cash Severance(9)	317,670	317,670	142,880	200,675	—	635,341
	Acceleration of equity awards(10)	—	—	77,252	77,252	77,252	—
	Health and Welfare Continuation(11)	21,756	21,756	—	—	—	43,512

Andrew M. Rossi	Cash Severance(12)	229,518	—	—	—	—	229,518
	Acceleration of equity awards(13)	—	—	171,670	171,670	171,670	—
	Health and Welfare Continuation(14)	6,962	—	—	—	—	6,962

Gordon L. T. Raison	Cash Severance(15)	53,919	—	—	—	—	53,919
	Acceleration of equity awards(16)	—	—	94,419	94,419	94,419	—
	Health and Welfare Continuation (17)	—	—	—	—	—	—

(1)	For the purposes of quantifying payments, the triggering event is assumed to take place on the last day of fiscal 2011. The amounts above exclude amounts for accrued and unpaid salary.

(2)	The Named Executive Officers’ employment agreements do not provide for any payments solely due to a change in control of the company. A change in control will, however, accelerate equity awards in accordance with the plan documentation and the definition of a change in control, as described above in “—Estimated benefits and payments upon termination of employment or change of control.”

(3)	For Mr. Thomas, the amount presented under cash severance not in the context of a change of control is his base salary through the remainder of the employment agreement term (December 31, 2013), based on his employment agreement as in effect at the end of fiscal 2011. The amount of cash severance upon a qualifying termination after a change of control is two times his fiscal 2011 annual salary. We did not include his salary for the 90-day notice period, which we may pay in lieu of notice, under either of these scenarios. Upon termination as a result of death, Mr. Thomas would have received three months’ base salary under his employment agreement and his fiscal 2011 annual incentive under the terms of our Annual Incentive Plan. In the event of termination of his employment due to disability, he would have received 13 weeks’ of base salary under his employment agreement and his fiscal 2011 annual incentive under the terms of our Annual Incentive Plan.

(4)	The acceleration of equity awards represents the spread value or difference between the exercise price and the value of the awards as of January 1, 2012 (which were valued at $11.83 per share) that would vest as of the change in control. Mr. Thomas’ employment agreement does not include acceleration upon termination by the company without cause, or if Mr. Thomas resigns for good reason. However, under his stock option award agreements, his options would vest upon termination of his employment due to death or disability, assuming performance vesting conditions are met. For purposes of this table, performance vesting conditions were assumed to have been satisfied.

(5)	For Mr. Thomas, he and his current spouse will have access to retiree medical benefits under our medical plan until the later of Mr. Thomas’ or his spouse’s death and will pay the cost of those benefits (those benefits will be secondary to Medicare). Should Mr. Thomas be terminated without cause of if he terminates his employment for good reason, he would also be entitled to COBRA reimbursement for the remainder of his employment agreement term.

(6)	For Mr. Broenen, the amount presented under cash severance is one-times his annual compensation, which is defined as one times his base salary and the average of his last three annual incentive plan payments. For a qualifying termination following a change in control, Mr. Broenen would receive two times his annual compensation. We did not include his salary for the 90-day notice period, which we may pay in lieu of notice, under either of these scenarios. Upon termination as a result of death, Mr. Broenen would have received two weeks’ of base salary under his employment agreement and his fiscal 2011 annual incentive under the terms of our Annual Incentive Plan. In the event of termination of his employment due to disability, he would have received 13 weeks’ of base salary under his employment agreement and his fiscal 2011 annual incentive under the terms of our Annual Incentive Plan.

(7)	The acceleration of equity awards represents the spread value or difference between the exercise price and the value of the awards as of January 1, 2012 (which were valued at $11.83 per share) that would vest as of the change in control. Mr. Broenen’s employment agreement does not include acceleration upon termination by the company without cause, or if Mr. Broenen resigns for good reason. However, under his stock option and RSU award agreements, his awards would vest upon termination of his employment due to death or disability.

(8)	Mr. Broenen’s employment agreement also provides for reimbursement of COBRA premiums for one year upon a termination by us without cause or by him for good reason in the absence of a change of control and two years upon a qualifying termination following a change of control.

(9)	For Mr. Van Vleet, the amount presented under cash severance is one-times his annual compensation, which is defined as one times his base salary and the average of his last three year annual incentive plan payments. For a qualifying termination following a change in control, Mr. Van Vleet would receive two times his annual compensation. We did not include his salary for the 90-day notice period, which we may pay in lieu of notice, under either of these scenarios. Upon termination as a result of death, Mr. Van Vleet would have received two weeks’ of base salary under his employment agreement and his fiscal 2011 annual incentive under the terms of our Annual Incentive Plan. In the event of termination of his employment due to disability, he would have received 13 weeks’ of base salary under his employment agreement and his fiscal 2011 annual incentive under the terms of our Annual Incentive Plan.

(10)	The acceleration of equity awards represents the spread value or difference between the exercise price and the value of the awards as of January 1, 2012 (which were valued at $11.83 per share) that would vest as of the change in control. Mr. Van Vleet’s employment agreement does not include acceleration upon termination by us without cause, or if Mr. Van Vleet resigns for good reason. However, under the terms of Mr. Van Vleet’s stock option award agreements, his options vest upon a termination of employment due to his death or disability.

(11)	Mr. Van Vleet’s employment agreement also provides for reimbursement of COBRA premiums for one year upon a termination by the company without cause or by him for good reason in the absence of a change of control and two years upon a qualifying termination following a change of control.

(12)	For Mr. Rossi, the amount presented under cash severance is one-times his base salary under our standard severance policy and includes $2,500 for outplacement services.

(13)	The acceleration of equity awards represents the spread value or difference between the exercise price and the value of the awards as of December 31, 2011 (which are valued at $11.83 per share) that would vest as of the change in control. Under the terms of Mr. Rossi’s stock option award agreements, his options would vest upon termination of his employment due to death or disability.

(14)	Our standard severance practice in fiscal 2011 included 5 months of COBRA reimbursement.

(15)	For Mr. Raison, the amount presented under cash severance is three months’ base salary in accordance with his employment agreement. Additional severance would be negotiated pursuant to UK law and the cash severance benefit may be greater.

(16)	The acceleration of equity awards represents the spread value or difference between the exercise price and the value of the awards as of January 1, 2012 (which were valued at $11.83 per share) that would vest as of the change in control. Mr. Raison’s employment agreement does not include acceleration upon termination by the company without cause. However, under the terms of Mr. Raison’s stock option award agreements, his options would vest upon termination of his employment due to death or disability.

(17)	Mr. Raison’s employment agreement does not have a health and welfare component.

Policy on tax deductibility of executive compensation

As a private company, prior to the consummation of this offering, we were not subject to the limits on deductibility of compensation set forth in Section 162(m) of the Code. Section 162(m) denies a publicly held company a tax deduction for compensation in excess of $1 million paid to its chief executive officer or any of its three other most highly compensated executive officers (other than the chief financial officer), except to the extent compensation satisfies the requirements under Section 162(m) to be “performance-based compensation.” Section 162(m)

will apply to us after a specified transition period lapses. In future years, we intend to structure our annual incentives and equity incentive programs so that they qualify as performance-based compensation under Section 162(m). Our compensation committee may, however, approve compensation or changes to plans, programs or awards that may cause the compensation or awards not to comply with Section 162(m) if it determines that such action is appropriate and in our best interests.

Post-offering compensation arrangements

Following the effectiveness of the offering, we will provide compensation and benefits to our Named Executive Officers under the terms of our compensation and benefits programs, as in effect from time to time, and under the terms of their employment agreements as described above, if applicable. We will also provide our Named Executive Officers and other eligible employees with annual incentives under the terms of our 2012 Annual Incentive Plan. Further, to the extent equity-based awards are granted in the future, they will be granted under the terms of our 2012 Long Term Incentive Plan (the “2012 Equity Compensation Plan”), which will become effective upon completion of this offering.

2012 Annual incentive plan

The purpose of our Second Amended and Restated Annual Incentive Plan (“the 2012 Annual Incentive Plan”) is to motivate key employees to build and sustain a successful business, to achieve goals that are considered key to us and to attract, motivate, retain and reward the best talent. The 2012 Annual Incentive Plan was approved by the Board on May 7, 2012, and will be effective upon the consummation of this offering. The compensation committee or such other committee established by the Board will administer the 2012 Annual Incentive Plan. The compensation committee has authority under the plan to (i) determine eligibility to participate in the plan, (ii) determine the amount (including target amount) of awards under the plan, (iii) determine the terms and conditions of awards under the plan, including setting the performance goals, (iv) construe and interpret the plan, (v) establish, maintain and amend rules for the plan, (vi) amend the terms of outstanding awards and (vii) determine the timing for payment of awards under the plan. The compensation committee may also amend or terminate the plan at any time.

The performance criteria for awards under the 2012 Annual Incentive Plan may include financial metrics, project-based metrics or a combination thereof, in each case, as determined by the compensation committee. Under the terms of the plan, the compensation committee will establish the applicable performance goals during the first 90 days of each of our applicable fiscal years (each, a performance period). The maximum annual incentive that any participant under the plan may receive for a performance period is $5,000,000.

In the event of a participant’s termination of employment due to death or disability during a performance period, a pro-rata incentive for the year of termination will be paid, based on achievement of applicable performance goals, to the participant or the participant’s estate (as the case may be) once performance for the performance period has been determined. For all other terminations of employment during a performance period, the participant will have no right to receive a an annual incentive under the 2012 Annual Incentive Plan.

In the event of a change of control of the company, participants in the plan will be entitled to receive a pro-rata annual incentive at target for any incomplete performance period. For purposes of the 2012 Annual Incentive Plan and 2012 Equity Compensation Plan, “change of control” is generally defined as:

•

directors who, on June 1, 2012, constitute the Board, which we refer to as Incumbent Directors, cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director thereafter whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board will be an Incumbent Director;

•

there is or becomes a beneficial owner of securities entitled to more than 35% of the total voting power represented by our then outstanding voting securities; provided, however, that a change in control will not occur by virtue of any of the following acquisitions of securities: (A) by us or any of our subsidiaries, (B) by any employee benefit plan (or related trust) sponsored or maintained by us or any of our subsidiaries, or (C) by any underwriter temporarily holding securities pursuant to an offering of such securities; or

•

consummation of a merger, the sale or disposition by us of all or substantially all of our assets (or the assets of any subsidiary that employs an applicable grantee) within a 12-month period, or any other business combination with any other corporation or business entity, other than certain excluded transactions.

Equity benefit plans

2012 long term incentive plan

Our 2012 Equity Compensation Plan was adopted by our board of directors on May 7, 2012. The 2012 Equity Compensation Plan will become effective upon the offering and will replace our 2007 Equity Compensation Plan (described below) for grant of equity-based awards following the offering. Following the effective date of the 2012 Equity Compensation Plan, no further option grants or other awards will be made under our 2007 Equity Compensation Plan. The outstanding awards under the 2007 Equity Compensation Plan, 2001 Equity Compensation Plan and the 1997 Stock Option Plan will continue to be governed by their existing terms.

Administration:    The compensation committee of our board of directors will administer the 2012 Equity Compensation Plan. The compensation committee has full authority to administer the plan, including authority to determine who will be eligible to receive awards under the plan, the time, amount and type of awards that may be granted under the plan and to interpret any provisions of the plan or awards that are made under the plan. Pursuant to this authority, on or after the date that an award is made under the plan, the compensation committee may also accelerate the date on which any such award becomes vested, exercisable or transferable, as the case may be.

Share reserve:    A maximum of 2,114,448 shares of our common stock are issuable under the plan, which includes 769,104 shares of our common stock available for grant under our 2007 Equity Compensation Plan, our 2001 Equity Compensation Plan and our 1997 Stock Option Plan as of May 2, 2012. In general, if options or other awards that are granted under the 2012 Equity Compensation Plan terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, the shares subject to those grants will again be made available for issuance through the plan (except to the extent shares are withheld to pay taxes or an applicable exercise price).

Eligibility:    Employees, non-employee members of our board of directors or any of our subsidiaries’ board of directors and consultants and other independent advisors who provide services to us not in connection with the offer or sale of securities in a capital-raising transaction are eligible to participate in the plan.

Types of awards.    The plan provides for the following types of awards:

•	incentive and nonqualified stock options to purchase shares of our common stock;

•	restricted shares of our common stock;

•	performance shares;

•	stock appreciation rights;

•	dividend equivalent rights;

•	restricted stock units; and

•	other stock-based and cash awards.

Options:    Incentive options may only be granted to employees. Nonqualified options may be granted to any individual who is entitled to participate in the plan. The exercise price of an incentive option must be equal to or greater than the fair market value of a share on the date of the option grant. (For purposes of the 2012 Equity Compensation Plan, “fair market value” is generally determined based on the closing price of our common stock on the Nasdaq Global Select Market as of an applicable date.) The exercise price of an incentive option granted to a participant who is a 10% stockholder on the date of the grant cannot be less than 110% of the fair market value of a share on the date of the grant. Option holders may pay the exercise price by using cash or cash equivalents, shares of our common stock that have been held for the requisite period to avoid a charge to our company’s earnings for financial reporting purposes, an immediate sale of the option shares through a broker, or any other consideration approved by the committee.

No option granted under the plan may have a term in excess of ten years, except that in the case of incentive options granted to 10% or greater stockholders, the options may have a maximum term of five years. Treatment of the options upon termination of the option holder’s employment or service with the company will be set forth in the applicable award agreement.

The aggregate fair market value (determined as of the date of grant) of shares for which incentive options granted to any employee may become exercisable during any one calendar year may not exceed $100,000. The maximum aggregate number of shares of common stock that may be issued under the plan pursuant to the exercise of incentive stock options shall not exceed 2,114,448.

Restricted shares and restricted stock units:    Restricted shares may be awarded under the 2012 Equity Compensation Plan in return for such form of payment, if any, as the compensation committee determines. Restricted shares will vest at the times determined by the compensation committee and set forth in the applicable award agreement. Restricted shares may be voted and recipients have the right to receive dividends or other distributions.

Restricted stock units also may be awarded under the 2012 Equity Compensation Plan. No cash consideration will be required of the award recipients. Each award of restricted stock units will vest upon satisfaction of the vesting conditions specified by the compensation committee and set forth in the applicable award agreement. Settlement of vested stock units may be made in the form of cash, shares of our common stock or other securities or property as determined by the compensation committee.

Performance shares/performance share units:    Performance shares are share grants subject to the achievement of specified performance goals during a performance period. A performance stock unit is an award that is a right to payment contingent upon the achievement of specified performance goals during a performance period. Settlement of performance stock units may be made in the form of cash, shares of our common stock or other securities or property as determined by the compensation committee.

Stock appreciation rights:    Stock appreciation rights, or SARs, may be awarded under the 2012 Equity Compensation Plan. A SAR is redeemable for a cash amount equal to the fair market value of the underlying share on the date of exercise less the base amount of the SAR. The appreciation in a SAR may be made in the form of cash, shares of our common stock or other securities or property as determined by the compensation committee.

Dividend equivalent rights:    Dividend equivalent rights, or DERs, may be granted either independently or in conjunction with an award under the plan (other than an option or SAR award). DERs entitle the holder to receive an amount equal to all or any portion of the regular cash dividends that would have been payable in respect of the shares of common stock underlying an award if shares had been delivered under the award. Payment on DERs may be made in cash, shares of our common stock or another form of consideration.

Other stock-based awards/Cash awards:    The compensation committee may grant other types of equity-based awards or cash awards to participants in the amounts and subject to the terms as determined by the compensation committee and set forth in the applicable award agreements.

Change of control:    In the event of a “change of control” of the company (as described in

“—2012 Annual Incentive Plan,” if our compensation committee determines that awards under the 2012 Equity Compensation Plan will be honored or assumed or replaced with new awards that substantially preserve the terms of the awards, then in the event an award holder’s employment is terminated without “cause” within 12 months after the change in control, time-vested awards under the plan generally will fully vest and awards subject to performance vesting conditions will vest at target (or at maximum if there is no target). If our compensation committee determines that awards under the 2012 Equity Compensation Plan will not be honored, assumed or replaced with new rights that substantially preserve the terms of the existing awards or if our common stock (or the common stock of any direct or indirect parent) following the change in control will not be publicly traded, then upon the change in control time-vested awards under the plan generally will fully vest and awards subject to performance vesting conditions generally will vest at target (or at maximum if there is no target). In the event of a change in control, our compensation committee has the discretion to cancel awards under the plan and cash them out, provide for issuance of substitute awards that substantially preserve the applicable terms of the affected awards, or provide for exercise of options and SARs prior to a change in control and termination as of the change in control to the extent not exercised.

Amendments or termination:    Our board of directors may generally amend or terminate the 2012 Equity Compensation Plan at any time. If our board of directors amends the plan, it is not required to obtain stockholder approval of the amendment unless required by applicable law. The 2012 Equity Compensation Plan generally will continue in effect for ten years from its adoption date.

2007 amended and restated equity compensation plan

Our 2007 Equity Compensation Plan was first adopted by our board of directors on December 27, 2007, and was most recently amended on June 8, 2011. The 2007 Equity Compensation Plan has been approved by our stockholders. The 2007 Equity Compensation Plan replaced our 2001 Equity Compensation Plan. No further option grants or other awards will be made under our 2001 Equity Compensation Plan or our 1997 Stock Option Plan. The options outstanding after this offering under the 2001 Equity Compensation Plan and the 1997 Stock Option Plan will continue to be governed by their existing terms.

Administration:    The compensation committee of our board of directors administers the 2007 Equity Compensation Plan. The compensation committee has full authority to administer the 2007 Equity Compensation Plan, including authority to determine who will be eligible to receive awards under the plan, the time, amount and type of awards that may be granted under the plan and to interpret any provisions of the plan or awards that are made under the plan. Pursuant to this authority, on or after the date that an award is made under the plan, the compensation committee may also accelerate the date on which any such award becomes vested, exercisable or transferable, as the case may be.

Share reserve:    A maximum of 8,313,928 shares of our common stock are issuable under the plan. This maximum will be reduced by the sum of the shares that have been issued pursuant to our 1997 Stock Option Plan and our 2001 Equity Compensation Plan, as well as shares underlying options that are outstanding under those prior plans. In general, if options or other awards that are granted under the 2007 Equity Compensation Plan terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, the shares subject to those grants will again be made available for issuance through the plan. As of January 1, 2012, 29,400 restricted stock units and options to purchase 4,628,148 shares were outstanding under the 2007 Equity Compensation Plan.

Eligibility:    Employees, non-employee members of our or any of our subsidiaries’ board of directors and consultants and other independent advisors who provide services to us not in connection with the offer or sale of securities in a capital-raising transaction are eligible to participate in the plan.

Types of awards.    The plan provides for the following types of awards:

•	incentive and nonqualified stock options to purchase shares of our common stock;

•	restricted shares of our common stock;

•	performance shares;

•	stock appreciation rights;

•	dividend equivalent rights;

•	restricted stock units; and

•	cash awards.

Options:    Incentive options may only be granted to employees. Nonqualified options may be granted to any individual who is entitled to participate in the plan. The exercise price of an incentive option must be equal to or greater than the fair market value of a share on the date of the option grant. The exercise price of an incentive option granted to a participant who is a 10% stockholder on the date of the grant cannot be less than 110% of the fair market value of a share on the date of the grant. Optionees may pay the exercise price by using cash or cash equivalents, shares of our common stock that have been held for the requisite period to avoid a charge to our company’s earnings for financial reporting purposes or an immediate sale of the option shares through a broker designated by us.

No option granted under the plan may have a term in excess of ten years, except that in the case of incentive options granted to 10% or greater stockholders, the options may have a maximum term of five years. Options will automatically terminate three months after the participant ceases to remain in service for any reason other than death, disability or misconduct. Options will terminate 12 months following disability or death. All options terminate immediately upon a participant’s termination for misconduct.

The aggregate fair market value (determined as of the date of grant) of shares for which incentive options granted to any employee may become exercisable during any one calendar year may not exceed $100,000.

Options granted under the plan may be exercisable for unvested shares. Should the participant cease service while holding unvested shares, we may repurchase all unvested shares at the exercise price paid per share.

Restricted shares and stock units:    Restricted shares may be awarded under the 2007 Equity Compensation Plan in return for such form of payment as the compensation committee determines. Restricted shares vest at the times determined by the compensation committee. Restricted shares may be voted and recipients have the right to receive dividends or other distributions.

Stock units also may be awarded under the 2007 Equity Compensation Plan. No cash consideration will be required of the award recipients. Each award of stock units may or may not be subject to vesting, and vesting, if any, shall occur upon satisfaction of the conditions specified by the compensation committee. Settlement of vested stock units may be made in the form of cash, shares of our common stock or a combination of both.

Performance shares:    Performance shares, which are a right to payment contingent upon the achievement of specified performance goals during a performance period, also may be awarded under our 2007 Equity Compensation Plan. Settlement of performance shares may be settled in the form of cash, shares of our common stock or a combination of both.

Stock appreciation rights:    Stock appreciation rights, or SARs, may be awarded under the 2007 Equity Compensation Plan, either independently or in tandem with a related stock option. Tandem SARs may be granted at the time of an option grant or any time thereafter while the option remains outstanding. Tandem SARs granted in relation to an incentive option may only be granted at the time of the incentive option grant. A SAR is redeemable for a cash amount equal to the fair market value of the underlying share on the date of exercise less the base amount of the SAR. A SAR that is granted in tandem with an option terminates when the related option is exercised. The appreciation in a SAR may be paid in cash, shares of our common stock or a combination of both.

Dividend equivalent rights:    Dividend equivalent rights, or DERs, may be granted either independently or in conjunction with an option, and remain payable only while the participant is an employee of or providing services to us. DERs granted as qualified performance-based compensation for the purposes of Section 162(m) of the Internal Revenue Code in conjunction with an option will be payable regardless of whether the related option is exercised. Payment on these rights is made in cash, shares of our common stock or a combination of both.

Right of first refusal:    Until the shares are registered under the Exchange Act, we have the right of first refusal with respect to any proposed sale or disposition of shares received by a participant under the plan.

Cash awards:    The compensation committee may grant cash awards to participants based upon the attainment of performance goals.

Performance-based compensation:    The compensation committee may grant restricted shares, performance shares, restricted stock units and cash awards that are intended to qualify under the requirements of Section 162(m) of the Internal Revenue Code as performance-based compensation. In this case, the performance goals must be established in writing and must set (i) objective goals, (ii) the term during which these goals must be met, (iii) the threshold, target and maximum amounts payable if these goals are met, and (iv) all other conditions, including those related to death or disability. These goals must be set no later than 90 days after the beginning of the performance period or the date on which 25% of the performance period has been completed, whichever is earlier.

Change of control:    In the event of a “change of control” of the company (as described in “—Fiscal 2011 potential payments upon termination or change in control” awards under the plan will fully vest, unless the applicable award agreement provides otherwise. Our compensation committee has the discretion to cancel awards under the plan and cash them out in the event of a change of control, provided the awards are not assumed.)

Amendments or termination:    Our board of directors may generally amend or terminate the 2007 Equity Compensation Plan at any time. If our board of directors amends the plan, it is not required to obtain stockholder approval of the amendment unless required by applicable law. The 2007 Equity Compensation Plan generally will continue in effect for ten years from its adoption date.

2001 equity compensation plan

Our 2001 Equity Compensation Plan was adopted by our board of directors and approved by our stockholders effective December 28, 2001, and amended on February 25, 2003, and July 27, 2005. The 2001 Equity Compensation Plan provides for the grant of incentive stock options to our employees, and for the grant of nonqualified stock options, restricted shares, performance shares, SARs, DERs and cash awards to employees, non-employee members of our or our subsidiaries’ board of directors and consultants who provide services to us not in connection with the offer or sale of securities in a capital-raising transaction. Effective on the adoption of our 2007 Equity Compensation Plan in December 2007, no further awards have been made under our 2001 Equity Compensation Plan. Options outstanding under the 2001 Equity Compensation Plan continue to be governed by their existing terms. As of January 1, 2012, options to purchase 4,932 shares of common stock were outstanding under the 2001 Equity Compensation Plan. If options or shares awarded under our 2001 Equity Compensation Plan are forfeited or repurchased, then those options or shares will again become available for awards under our 2007 Equity Compensation Plan.

If we are party to a merger and our stockholders are not the owners of 20% of the combined voting power or value of the equity interests of the resulting entity, or if we dispose of all or substantially all of our assets to another entity and our stockholders do not own more than 20% of the combined voting power or value of the purchasing entity, or if a third party purchases 80% or more of our outstanding shares, in each case while unexercised options are outstanding, our board of directors may, in its discretion, waive any vesting restrictions under the plan and provide for cancellation and cash out of outstanding options. Unless our compensation committee determines otherwise, all outstanding grants that are not exercised or purchased by us prior to the closing of the applicable transaction must be assumed by, or replaced with comparable options or rights by, the surviving entity.

All outstanding options under our 2001 Stock Option Plan are fully vested.

1997 stock option plan

Our 1997 Stock Option Plan was adopted by our board of directors and approved by our stockholders effective March 1, 1997, and terminated on December 28, 2001. The 1997 Stock Option Plan provided for the grant of incentive stock options to our employees, and for the grant of nonqualified stock options to employees, non-employee members of our or our subsidiaries’ board of directors and independent contractors. Effective on the adoption of our 2001 Equity Compensation Plan in December, 2001, no further awards were made under the 1997 Stock Option Plan. Options outstanding under the 1997 Stock Option Plan continue to be governed by their existing terms. As of January 1, 2012, options to purchase 15,353 shares of common stock were outstanding under our 1997 Stock Option Plan. If options awarded under our 1997 Plan are forfeited or repurchased, then those options will again become available for awards under our 2007 Equity Compensation Plan.

All outstanding options under our 1997 Stock Option Plan are fully vested.

Summary of tax treatment of participation in equity plans

Following is a summary of the U.S. federal income tax consequences of participating in our equity plans, depending on the type of award.

Incentive stock options:    A participant will not be subject to tax upon the grant of an incentive stock option, or an ISO, or upon the exercise of an ISO. However, the excess of the fair market value of the shares on the date of exercise over the exercise price paid will be included in alternative minimum taxable income, if applicable. The participant’s basis in the shares received will be equal to the exercise price paid, and the holding period in such shares will begin on the day following the date of exercise. If the participant disposes of the shares on or after the later of (i) the second anniversary of the date of grant of the ISO and (ii) the first anniversary of the date of exercise of the ISO, or the statutory holding period, he or she will recognize a capital gain or loss in an amount equal to the difference between the amount realized on such disposition and the basis in the shares. If the participant disposes of the shares before the end of the statutory holding period, he or she will have engaged in a “disqualifying disposition” and, as a result, will be subject to tax:

1)	on the excess of the fair market value of the shares on the date of exercise (or the amount realized on the disqualifying disposition, if less) over the exercise price paid, as ordinary income, and

2)	on the excess, if any, of the amount realized on such disqualifying disposition over the fair market value of the shares on the date of exercise, as capital gain.

If the amount the participant realizes from a disqualifying disposition is less than the exercise price paid (i.e., basis) and the loss sustained upon such disposition would otherwise be recognized, the participant will not recognize any ordinary income from such disqualifying disposition and instead will recognize a capital loss. In the event of a disqualifying disposition, the amount recognized by the participant as ordinary income is generally deductible by us.

Nonqualified stock options:    A participant will not be subject to tax upon the grant of an option which is not intended to be (or does not qualify as) an ISO (a “nonqualified stock option”). Upon exercise of a nonqualified stock option, an amount equal to the excess of the fair market value of the shares acquired on the date of exercise over the exercise price paid is taxable to the participant as ordinary income, and such amount is generally deductible by us. This amount of income will be subject to income tax withholding and employment taxes. The participant’s basis in the shares received will equal the fair market value of the shares on the date of exercise, and the participant’s holding period in such shares will begin on the day following the date of exercise.

Stock appreciation rights:    A participant will not be subject to tax upon the grant of a stock appreciation right. Upon exercise of a stock appreciation right, an amount equal to the cash received will be taxable to the participant as ordinary income, and such amount generally will be deductible by us. This amount of income will be subject to income tax withholding and employment taxes.

Restricted shares or performance shares:    The participant will not be subject to tax upon receipt of an award of restricted shares or performance shares subject to forfeiture conditions and transfer restrictions (the “restrictions”), unless the participant makes the election referred to below. Upon lapse of the restrictions, the participant will recognize ordinary income equal to the fair market value of the shares on the date of lapse, and such income will be subject to income tax withholding and employment taxes. The participant’s basis in the shares received will be equal to the fair market value of the shares on the date the restrictions lapse, and the participant’s holding period in such shares begins on the day after the restrictions lapse. If any dividends are paid on such shares prior to the lapse of the restrictions, they will be includible in the participant’s income during the restricted period as additional compensation (and not as dividend income) and will be subject to income tax withholding and employment taxes.

A participant may elect, within 30 days after the date of the grant of restricted shares or performance shares, to recognize immediately (as ordinary income) the fair market value of the shares awarded, determined on the date of grant (without regard to the restrictions). Such income will be subject to income tax withholding and employment taxes at such time. This election is made pursuant to Section 83(b) of the Internal Revenue Code. If a participant makes this election, the holding period will begin the day after the date of grant, dividends paid on the shares will be subject to the normal rules regarding distributions on stock, and no additional income will be recognized upon the lapse of the restrictions. However, if the participant forfeits the restricted shares before the restrictions lapse, no deduction or capital loss will be available to (even though the participant previously recognized income with respect to such forfeited shares). In the taxable year in which the participant recognizes ordinary income on account of shares awarded to the participant, we generally will be entitled to a deduction equal to the amount of income recognized by the participant. In the event that the restricted shares are forfeited after having made the Section 83(b) election referred to above, we generally will include in our income the amount of our original deduction.

Restricted stock units:    A participant will not be subject to tax upon the grant of a restricted stock unit. Upon vesting of the restricted stock unit, the fair market value of the shares covered by the award on the vesting date will be subject to employment taxes. Upon distribution of the shares underlying the restricted stock units, the participant will recognize as ordinary income an amount equal to fair market value (measured on the distribution date) of the shares received, and such amount will generally be deductible by us. This amount of income will generally be subject to income tax withholding on the date of distribution. The participant’s basis in any shares received will be equal to the fair market value of the shares on the date of distribution, and the holding period in such shares will begin on the day following the date of distribution. If any dividend equivalent amounts are paid to a participant, they will be includible in income as additional compensation (and not as dividend income) and will be subject to income and employment tax withholding.

Disposition of shares:    Unless stated otherwise above, upon the subsequent disposition of shares acquired under any of the preceding awards, the participant will recognize capital gain or loss based upon the difference between the amount realized on such disposition and his or her basis in the shares, and such amount will be long-term capital gain or loss if such shares were held for more than 12 months.

Transactions with related persons

In addition to the compensation arrangements with our directors and executive officers and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since December 29, 2008, and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Stockholders’ agreement

In 2001, we entered into an amended and restated stockholders’ agreement with several of our stockholders, including entities affiliated with Weston Presidio, as well as all of our directors and executive officers. In addition, upon exercise of stock options or receipt of shares in connection with the distribution of restricted stock unit awards, our current option holders also become party to this agreement. Pursuant to the stockholders’ agreement, we granted stockholders certain registration rights, which are summarized in “Description of capital stock—Registration rights.” In addition to the registration rights, the stockholders’ agreement also provides for, among other things, certain information rights, certain rights of William L. Mendello to require us to repurchase his shares of capital stock, repurchase rights in our favor in respect of certain employee stockholders parties to the agreement, rights with respect to the designation of the members of our board of directors, rights of first offer with respect to future issuances by us of our equity securities and certain rights that permit the holders of certain of our shares to require a sale of the company. The provisions of the stockholders’ agreement, other than those relating to registration rights, will terminate upon the closing of this offering. The full text of the agreement is filed as Exhibits 4.2, 4.3 and 4.4 to the registration statement of which this prospectus forms a part.

Indemnification agreements

We have entered into indemnification agreements with each of our directors and executive officers, as well as a separate form of indemnification agreement with entities affiliated with Weston Presidio and Michael Lazarus. These agreements are described in the section titled “Management—Limitation of liability and indemnification.”

Stock option and restricted stock unit grants

We have granted stock options to purchase shares of our common stock to our executive officers and directors. See “Management—Director compensation” and “Management—Objectives of our compensation program—Executive compensation,” and “Principal and selling stockholders” elsewhere in this prospectus.

Distribution agreements

Following the termination of a joint venture in Japan with two of our greater than 5% stockholders and their affiliates, Kanda Shokai Co., Ltd. and Yamano Music Co., Ltd., we entered into distribution agreements with each of these entities.

Pursuant to a distribution agreement most recently amended in April 2010, we granted Kanda Shokai the exclusive right to distribute certain of our products, including Japanese-manufactured Fender products and Gretsch products, within the country of Japan. Under the distribution agreement, we received $10.5 million, $15.2 million and $16.9 million from Kanda Shokai for each of fiscal 2009, 2010 and 2011, respectively. For fiscal 2012, the annual minimum purchase amount under the agreement is $15.0 million, and we received $3.4 million from Kanda Shokai in the first quarter of fiscal 2012. The agreement terminates on December 31, 2012. However, we are obligated to renew the agreement for successive three-year terms if Kanda Shokai meets certain minimum purchase thresholds and otherwise complies with the terms of the agreement.

Pursuant to a distribution agreement most recently amended in March 2005, we granted Yamano the exclusive right to distribute certain of our products, including certain Fender, Jackson, Charvel and Guild products, in Japan. Under the distribution agreement, we received $12.8 million, $14.6 million and $19.7 million from Yamano for each of fiscal 2009, 2010 and 2011, respectively. For fiscal 2012, the annual minimum purchase amount under the agreement is $17.5 million, and we received $4.0 million from Yamano in the first quarter of fiscal 2012. The agreement terminates on December 31, 2012, but will be renewed automatically for successive three-year terms unless either we or Yamano fails to comply with certain specified conditions.

Pursuant to a joint venture agreement with Yamano dated February 2, 2000, we and Yamano created a 50-50 joint venture company in Japan, K.K. Fender Promotion, for the purpose of promoting our products in Japan. Under the joint venture agreement, we paid Yamano $126,000, $142,000 and $159,000 in fiscal 2009, 2010 and 2011, respectively. This agreement has no fixed term.

We are in the process of finalizing the terms of an agreement with Cordoba Music Group, or Cordoba, pursuant to which Cordoba will supply us with guitar cases. The son of our CEO is the President of Cordoba. In fiscal 2012, we anticipate purchasing approximately $515,000 of products from Cordoba.

Consulting fees

Pursuant to an employment agreement with our former Chairman and CEO, William C. Schultz, we agreed to pay Mr. Schultz a consulting fee for a period of five years following the end of his employment. The terms of the employment agreement provided that the consulting fee would continue to be payable to Mr. Schultz’s estate in the event of his death. Pursuant to the agreement, we paid Mr. Schultz’s widow, Mary Jane Schultz, fees of $505,440 and $112,320 in fiscal 2009 and fiscal 2010, respectively. Mary Jane Schultz is the trustee of the Bill and Mary Jane Schultz Family Trust, which is one of our greater than 5% stockholders.

Directed share program

The underwriters have reserved for sale, at the initial public offering price, up to approximately 535,714 shares of our common stock being offered to certain of our suppliers, business partners,

customers, distributors, holders of more than 5% of our capital stock and artists with whom we have relationships, as well as some of our officers, directors and employees and certain of their family members, as part of a directed share program. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock.

Review, approval or ratification of transactions with related persons

On February 12, 2012, our board of directors adopted a policy with respect to related person transactions, to take effect immediately prior to the completion of our initial public offering. This policy requires that certain transactions, subject to specified exceptions and other than ones that involve compensation, between us and any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, be subject to pre-approval or ratification by the audit committee of our board of directors. In determining whether to approve a related person transaction, the audit committee will consider the following factors where relevant:

•	whether the terms of the transaction are fair to us and on terms at least as favorable as would apply if the transaction did not involve a related person;

•	whether there are demonstrable business reasons for us to enter into the transaction;

•	whether the transaction would impair the independence of an otherwise independent director under our director independence guidelines;

•

whether the transaction would present an improper conflict of interest for any of our directors or executive officers, taking into account (i) the size of the transaction, (ii) the overall financial position of the director or executive officer, (iii) the direct or indirect nature of the director’s or executive officer’s interest in the transaction, and (iv) the ongoing nature of any proposed relationship; and

•	any other factors the audit committee deems relevant.

Transactions entered into prior to our initial public offering were not subject to this policy.

Principal and selling stockholders

The following table presents information concerning the beneficial ownership of the shares of our common stock as of June 4, 2012, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each person or group of affiliated persons we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our current executive officers and directors as a group; and

•	the selling stockholder.

The following table lists the number of shares and percentage of shares beneficially owned based on 19,218,976 shares of common stock outstanding as of June 4, 2012. This number reflects (i) the automatic conversion of our class B common stock and class C common stock into an aggregate of 8,468,964 shares of common stock immediately upon the closing of this offering and (ii) the effectiveness of amendments to our certificate of incorporation, effective as of March 5, 2012, which redesignated our class A common stock as common stock on a share-for-share basis.

The table also lists the applicable percentage beneficial ownership based on shares of common stock outstanding upon completion of this offering, assuming both no exercise and with full exercise of the underwriters’ option to purchase up to an aggregate of 1,607,143 shares of our common stock from the selling stockholder.

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 4, 2012 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Restricted stock units may be settled, at the option of our compensation committee, in shares of common stock or cash and, accordingly, are not considered in calculating beneficial ownership. Unless otherwise indicated, the address of each individual listed below is c/o Fender Musical Instruments Corporation, 17600 North Perimeter Drive, Suite 100, Scottsdale, Arizona 85255.

The selling stockholder in the table below may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

	Share beneficially owned prior to the offering		Shares being offered	Shares subject to option to purchase additional shares	Shares beneficially owned after the offering (no exercise of option to purchase additional shares)		Shares beneficially owned after the offering (with full exercise of option to purchase additional shares)
Name and address of beneficial owner	Number	Percent			Number	Percent	Number	Percent

Greater than 5% stockholders
Entities affiliated with Weston Presidio (1)	8,249,248	42.92%	3,571,429	1,607,143	4,677,819	17.74	3,070,676	11.65
Yamano Music Co., Ltd. (2)	2,744,000	14.28			2,744,000	10.41	2,744,000	10.41
Kanda Shokai Corporation (3)	2,469,600	12.85			2,469,600	9.37	2,469,600	9.37
William Charles Schultz and Mary Jane Schultz, Trustees of the Bill and Mary Jane Schultz Family Trust (4)	1,113,574	5.79			1,113,574	4.22	1,113,574	4.22
Servco Pacific Inc. (5)	879,452	4.58			879,452	3.34	879,452	3.34

Directors and executive officers
Larry E. Thomas (6)	340,550	1.74			340,550	1.28	340,550	1.28
Conrad A. Conrad (7)	15,386	*			15,386	*	15,386	*
Mark H. Fukunaga (8)	892,878	4.64			892,878	3.39	892,878	3.39
Kenneth L. Goodson Jr (9).	13,426	*	—		13,426	*	13,426	*
Donald Haider (10)	13,426	*			13,426	*	13,426	*
Michael P. Lazarus (11)	8,262,674	42.96	3,571,429	1,607,143	4,691,245	17.79	3,084,102	11.69
William L. Mendello (12)	948,836	4.82			948,836	3.54	948,836	3.54
Robert C. Wood	6,076	*			6,076	*	6,076	*
James S. Broenen (13)	137,298	*			137,298	*	137,298	*
Mark D. Van Vleet (14)	157,976	*			157,976	*	157,976	*
Andrew M. Rossi (15)	156,800	*			156,800	*	156,800	*
Gordon L. T. Raison (16)	48,020	*			48,020	*	48,020	*
All current directors and executive officers as a group (14 persons) (17)	11,076,842	53.59	3,571,429	1,607,143	7,505,413	26.98	5,898,270	21.21

*	Less than 1% of the outstanding shares of common stock.

(1)	Represents 5,662,048 shares of common stock held by Weston Presidio Capital IV, or WP IV, L.P., 2,380,224 shares of common stock held by Weston Presidio Capital III, or WP III, L.P., 117,404 shares held by WPC Entrepreneur Fund, L.P., or WP EF, and 89,572 shares of common stock held by WPC Entrepreneur Fund II, L.P., or WP EF II. The general partner of WP IV and WP EF II is Weston Presidio Capital Management IV, LLC, whose managing members are Michael F. Cronin and Michael P. Lazarus. The general partner of WP III and WP EF is Weston Presidio Capital Management III, LLC, whose managing members are Michael F. Cronin and Michael P. Lazarus. As managing members of the two general partners, Messrs. Cronin and Lazarus have dispositive, voting and investment control over the shares held by the Weston Presidio funds. Each of Messrs. Cronin and Lazarus disclaims any beneficial ownership of any shares beneficially owned by the above-named Weston Presidio funds, except to the extent of his pecuniary interest therein. Mr. Lazarus is also a member of our board of directors. The address of Mr. Lazarus and the above-named Weston Presidio funds is One Ferry Building, Suite 350, San Francisco, CA 94111. Mr. Cronin’s address is 200 Clarendon Street, 50th Floor, Boston, MA 02116. In December 2001, we entered into a Third Amended and Restated Stockholders’ Agreement with certain of our stockholders including entities affiliated with Weston Presidio. See “Transactions with related persons—Stockholders’ agreement.”

(2)	Yamano Music Co., Ltd. distributes FMIC products in Japan. The representative director of Yamano Music Co., Ltd. is Masahiko Yamano and he may be deemed to have dispositive, voting and investment control over the shares held by Yamano Music Co., Ltd. He disclaims beneficial ownership of the shares held by Yamano Music Co., Ltd. except to the extent of any pecuniary interest therein. The address of Yamano Music Co., Ltd., is Yamano Music Co., Ltd., Attn: Masamitsu Yamano, 5-6, 4-Chome Ginza 3.10.5, Chuo-U, Tokyo 104 Japan. We are also a party to a joint venture agreement with Yamano. See “Transactions with related persons.”

(3)	Kanda Shokai Corporation distributes FMIC products in Japan. The President of Kanda Shokai Corporation is Yokoyama-san and he may be deemed to have dispositive, voting and investment control over the shares held by Kanda Shokai Corporation. He disclaims beneficial ownership of the shares held by Kanda Shokai Corporation except to the extent of any pecuniary interest therein. The address of Kanda Shokai Corporation is Kanda Shokai, 3-4-2 Kanda Kaji-cho, Chiyoda-ku, Tokyo 101-0045 Japan. See “Transactions with related persons.”

(4)	Mary Jane Schultz has sole dispositive, voting and investment power over these shares as trustee of the Schultz Family Trust. The address of the Schultz Family Trust is c/o Fennemore Craig, 3003 North Central Avenue, Suite 2600, Phoenix, AZ 85012. We paid certain fees to Mary Jane Schultz in fiscal 2009 and fiscal 2010 pursuant to an employment agreement with our former Chairman and CEO, William C. Schultz. See “Transactions with related persons—Consulting fees.” On May 24, 2012, Mary Jane Schultz, as sole trustee of the Bill and Mary Jane Schultz Family Trust, executed an agreement with Servco Pacific Inc. to sell to Servco Pacific Inc. an aggregate number of shares equal to $5 million divided by a per share price equal to (x) the initial public offering price of the shares sold in this offering less (y) the amount per share of underwriting discounts and commissions incurred or paid by us in this offering. The delivery and effectiveness of the agreement is subject to the completion of this offering, and the transfer of shares is subject to, and would occur following, the completion of this offering and the satisfaction of other customary closing conditions. We do not yet know the number of shares that would be transferred by the Bill and Mary Jane Schultz Family Trust to Servco Pacific Inc. pursuant to that transaction, and the number of shares reflected in the table as beneficially owned by the Bill and Mary Jane Schultz Family Trust does not give effect to the completion of that transaction.

(5)	Mark H. Fukunaga, the Chairman and CEO of Servco Pacific Inc., may be deemed to have dispositive, voting and investment control over the shares held by Servco Pacific Inc. Mr. Fukunaga disclaims any beneficial ownership of any shares beneficially owned by Servco Pacific Inc., except to the extent of his pecuniary interest therein. The address of Servco Pacific Inc. is 2850 Pukoloa Street, Honolulu, HI 96819. On May 24, 2012, Servco Pacific Inc. executed an agreement with Mary Jane Schultz, as sole trustee of the Bill and Mary Jane Schultz Family Trust, to purchase an aggregate number of shares equal to $5 million divided by a per share price equal to (x) the initial public offering price of the shares sold in this offering less (y) the amount per share of underwriting discounts and commissions incurred or paid by us in this offering. The delivery and effectiveness of the agreement is subject to the completion of this offering, and the transfer of shares is subject to, and would occur following, the completion of this offering and the satisfaction of other customary closing conditions. Although we do not yet know the number shares that would be transferred to Servco Pacific Inc. pursuant to the transaction, it is possible that Servco Pacific Inc. will beneficially own more than 5% of the outstanding shares of our common stock as a result of that transaction. The number of shares reflected in the table as beneficially owned by Servco Pacific Inc. does not give effect to the completion of that transaction.

(6)	Includes 330,750 shares subject to options that are exercisable within 60 days of June 4, 2012.

(7)	Includes 15,386 shares subject to options that are exercisable within 60 days of June 4, 2012.

(8)	Includes shares owned by Servco Pacific Inc., of which Mr. Fukunaga is Chairman and CEO. See footnote (5) above regarding Mr. Fukunaga’s relationship with Servco Pacific Inc. Mr. Fukunaga disclaims any beneficial ownership of any shares beneficially owned by Servco Pacific Inc., except to the extent of his pecuniary interest therein. Includes 13,426 shares subject to options that are exercisable within 60 days of June 4, 2012.

(9)	Includes 13,426 shares subject to options that are exercisable within 60 days of June 4, 2012.

(10)	Includes 13,426 shares subject to options that are exercisable within 60 days of June 4, 2012.

(11)	Includes shares owned by the above-named Weston Presidio funds. See footnote (1) above regarding Mr. Lazarus’ relationship with Weston Presidio. Mr. Lazarus disclaims any beneficial ownership of any shares beneficially owned by the above-named Weston Presidio funds, except to the extent of his pecuniary interest therein. Includes 13,426 shares subject to options that are exercisable within 60 days of June 4, 2012.

(12)	Includes 466,676 shares subject to options that are exercisable within 60 days of June 4, 2012.

(13)	Includes 132,790 shares subject to options that are exercisable within 60 days of June 4, 2012 but excludes 80 vested restricted stock units which may be settled, at the option of the compensation committee, in shares of common stock or cash.

(14)	Consists of 157,976 shares subject to options that are exercisable within 60 days of June 4, 2012.

(15)	Consists of 156,800 shares subject to options that are exercisable within 60 days of June 4, 2012.

(16)	Consists of 48,020 shares subject to options that are exercisable within 60 days of June 4, 2012.

(17)	Includes 1,451,674 shares of common stock issuable upon exercise of options exercisable within 60 days of June 4, 2012.

Description of capital stock

General

The following is a summary of our capital stock and certain provisions of our certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Immediately following the closing of this offering, our authorized capital stock will consist of 133,000,000 shares of common stock, par value $0.01 per share, and 7,000,000 shares of preferred stock, par value $0.01 per share.

Common stock

As of April 1, 2012, after giving effect to the automatic conversion of our class B common stock and class C common stock into an aggregate of 8,468,964 shares of common stock immediately upon the closing of the offering, there were 19,218,976 shares of our common stock outstanding held of record by 75 stockholders, which excludes as of April 1, 2012:

•	6,609,708 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $9.72 per share;

•

2,114,448 shares of common stock reserved for issuance under our 2012 Equity Compensation Plan (which includes 769,104 shares reserved for issuance under our predecessor equity compensation plans), which will become effective upon completion of this offering;

•

restricted stock units, representing the right, at the option of the company, to deliver 29,400 shares of common stock or an equivalent cash amount, of which 5,880 restricted stock units have vested as of April 1, 2012; and

•

49,000 shares of restricted stock that were granted to James A. Druckrey following commencement of his employment as our Executive Vice President and Chief Operating Officer and an additional 49,000 shares of restricted stock or an equivalent number of restricted stock units to be granted to Mr. Druckrey after 60 days of his employment.

After giving effect to the sale of the shares of common stock offered in this prospectus to the public, there will be 26,361,833 shares outstanding, assuming no exercise after April 1, 2012 of outstanding options or issuance of common stock with respect to outstanding restricted stock units.

Holders of common stock are entitled to one vote per share on all matters submitted to stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive proportionately such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. See “Dividend policy.” In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any preferential dividend rights of preferred stock, if any, then outstanding. Holders of common stock have no preemptive, conversion, subscription or redemption rights.

Preferred stock

Our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation and powers, preferences and rights of such shares, and the qualifications, limitations, and restrictions thereof. The issuance of our preferred stock may have the effect of delaying, deterring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock.

Registration rights

After the completion of this offering, holders of 6,053,739 shares of common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. The holders of these registrable securities possess registration rights pursuant to the terms of the Third Amended and Restated Stockholders’ Agreement, dated December 28, 2001, as amended on June 24, 2002, and March 30, 2012.

We will bear all expenses incurred in connection with any underwritten registration, including, without limitation, all registration, filing and qualification fees, printers and accounting fees and fees of one counsel for the selling holders, but excluding underwriting discounts and commissions. We are also obligated to indemnify the holders of registration rights and any underwriter, and the holders of registration rights are required to indemnify us, for certain liabilities in connection with offerings conducted under the stockholders’ agreement.

Demand registration rights:    Pursuant to the terms of our stockholders’ agreement, beginning six months following our initial public offering, the holders of the 4,677,819 shares of common stock that were issued upon conversion of shares of our class C common stock are also entitled to specified demand registration rights under which upon the written request of holders of at least 60% of these shares they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, in which case we are required to use our best efforts to effect this registration. We are required to effect only one registration pursuant to this provision of the stockholders’ agreement. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if, in the good faith judgment of the managing underwriter of an underwritten offering, marketing factors require the deferral of such registration. We are not required to effect a demand registration prior to six months after the effective date of this registration statement.

Piggyback registration rights:    Pursuant to the terms of our stockholders’ agreement, if, subject to certain exceptions, we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, solely for cash, we are required to promptly give written notice of such registration to the holders of the 6,053,739 shares of common stock that were issued upon conversion of shares of our class C common stock and such other holders of shares of our common stock whose shares (a) have not been sold pursuant to an effective registration statement or Rule 144 under the Securities Act and (b) are not eligible for sale pursuant to Rule 144 under the Securities Act without limitation on volume or manner of sale. Upon the written request of each eligible holder, we will, subject to certain limitations, cause to be registered under the Securities Act all such securities that each such holder has requested to be registered. The underwriters of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 30% of the total shares covered by the registration statement, unless such offering is our initial public offering, in which case, these holders may be excluded if the underwriters determine that the sale of their shares may jeopardize the success of the offering.

Form S-3 registration rights:    The holders of at least 60% of the registrable securities that were issued upon conversion of shares of our class C common stock can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3. We are required to file no more than three registration statements on Form S-3 upon exercise of these rights. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good faith judgment of the managing underwriter marketing factors require the deferral of such registration.

Expiration of registration rights:    The registration rights expire on the fifth anniversary of the completion of this offering.

Anti-takeover effects of our certificate of incorporation and bylaws and Delaware Law

Certain provisions of our certificate of incorporation and bylaws that will be in effect upon completion of this offering, as summarized below, and applicable provisions of the Delaware General Corporation Law could make the acquisition of our company or the removal of our incumbent directors and management more difficult. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware anti-takeover law

Following completion of this offering, we will be subject to the business combination provisions of Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a publicly held Delaware corporation from engaging in various business combination transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination transaction or the transaction resulting in a stockholder becoming an interested stockholder is approved by the board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock owned by directors who are also officers of the corporation; or

•

on or subsequent to such date that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Undesignated preferred stock

The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could deter or make more difficult an attempt to gain control of our company.

Election and removal of directors

Our certificate of incorporation and bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our certificate of incorporation, our board will be classified into three classes of directors, and under our bylaws directors will be elected by a plurality of the votes cast in each election. Only one class will stand for election at each annual meeting, and directors will be elected to serve three-year terms. In addition, our certificate of incorporation and bylaws provide that vacancies and newly-created directorships on the board of directors may be filled only by a majority of the directors then serving on the board or by the sole remaining director. Under our certificate of incorporation and bylaws, directors may be removed only for cause. Our bylaws provide that the size of the board of directors will be not less than seven directors and not more than 11 directors, and will be fixed from time to time by our board of directors.

Limitations on stockholder action

Under our certificate of incorporation and bylaws, only the chairman of the board, our chief executive officer or our board of directors may call special meetings of stockholders. Under our certificate of incorporation and bylaws, stockholders may not act by written consent. Our bylaws establish advance notice procedures with respect to stockholder proposals and the stockholder nomination of candidates for election as directors.

Amendment of certain provisions in bylaws

Amendments of the provisions in our bylaws with respect to the advance notice provisions for stockholder nominations or proposals, and the provisions with respect to the size of our board of directors and who can call special meetings require approval by holders of at least three-fourths of our outstanding capital stock entitled to vote generally in the election of directors.

Transfer agent and registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. Its telephone number is 718-921-8200.

Nasdaq Global Select Market listing

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “FNDR.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. As described below, substantially all of our currently outstanding shares will not be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Future sales of substantial amounts of our common stock in the public market, including upon the exercise of outstanding options, or the perception that these sales may occur, could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of 26,361,833 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of options to purchase common stock that were outstanding as of April 1, 2012, and no issuance of shares of common stock with respect to outstanding restricted stock units. The shares of common stock being sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act.

The remaining 15,647,547 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market, subject to the lock-up agreements described below, only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below.

The following table shows when the 15,647,547 shares of our common stock that are not being sold in this offering, but which will be outstanding when this offering is complete, will be eligible for sale in the public market:

Date	Shares eligible for sale

On the date of this prospectus	314,286
At various times beginning 181 days or more after the date of this prospectus	15,333,261

Resale of 6,053,739 of the restricted shares that will become available for sale in the public market starting 181 days or more after the date of this prospectus (or longer period described below) will be limited by volume and other resale restrictions under Rule 144 because the holders of those shares are our affiliates.

Lock-up agreements

Our officers, directors and holders of substantially all of our common stock, including the selling stockholder, have agreed, or will agree, with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, except with the prior written consent of each of J.P. Morgan Securities LLC and William Blair & Company, L.L.C., as representatives of the underwriters. J.P. Morgan Securities LLC and William Blair & Company, L.L.C. may, in their sole discretion at any time and without prior notice, release all or a portion of the shares from the restrictions contained in these lock-up agreements. In addition, all holders of our common stock have previously entered into agreements with us not to sell or otherwise transfer (other than donees who agree to be bound by these restrictions) any of our securities for a period through the date 180 days after the date of this prospectus.

The 180-day restricted period under the agreements with the underwriters described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on (and including) the last day of the 180-day period, in which case the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, as applicable, unless each of J.P. Morgan Securities LLC and William Blair & Company, L.L.C. waive, in writing, such extension.

Rule 144

In general, under Rule 144 under the Securities Act, as currently in effect, beginning 90 days after the date of this prospectus, a person (other than any person who is deemed to have been an affiliate of ours at any time during the three months preceding a sale) who has beneficially owned restricted shares for at least six months, including the holding period of any prior owner except an affiliate of ours, would be entitled to sell its shares without complying with the manner of sale, volume limitations, or notice provision of Rule 144, subject to compliance with the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling such shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 263,618 shares immediately after the completion of this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales by those who are deemed to have been one of our affiliates or persons selling on behalf of our affiliates at any time during the three months preceding a sale under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions. Any employee, officer or director of, or consultant to, us who purchased shares from us in connection with a written compensatory plan or contract in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates and non-affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. In addition, non-affiliates are not subject to the public information requirements. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 subject to the lock-up restrictions described above.

Registration rights

After the completion of this offering, the holders of 6,053,739 shares of our common stock will be entitled to the registration rights described in the section titled “Description of capital stock—Registration rights.” Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates. See “Description of capital stock—Registration rights” for additional information.

Form S-8 registration statements

Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 1997 Stock Option Plan, our 2001 Equity Compensation Plan, our 2007 Equity Compensation Plan and our 2012 Equity Compensation Plan. For a more complete discussion of our stock plans, see “Management—Equity benefit plans.” Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

Material U.S. tax consequences to non-U.S. holders of common stock

This section summarizes the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for U.S. federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on disposition of common stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•

we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Withholdable payments to foreign financial entities and other foreign entities

A 30% withholding tax will be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-US persons that fail to comply with information reporting requirements in respect of their direct and indirect United

States shareholders and/or United States accountholders. Such payments will include US-source dividends and the gross proceeds from the sale or other disposition of stock that can produce US-source dividends. IRS Guidance issued in July 2011 indicates that regulations will be enacted that will provide that withholding will only be made to payments of dividends made on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our common stock) made on or after January 1, 2015.

Federal estate taxes

Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup withholding and information reporting

If you are a non-U.S. holder, we and other payors are required to report payments of dividends and any tax withheld with respect to such dividends on IRS Form 1042-S even if the payments are exempt from withholding. Such information may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable treaty. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a U.S. trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

Underwriting

We and the selling stockholder are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and William Blair & Company, L.L.C. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholder have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
William Blair & Company, L.L.C.
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated
Wells Fargo Securities, LLC

Total	10,714,286

The underwriters are committed to purchase all the shares offered by us and the selling stockholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares.

The underwriters have an option to buy up to 1,607,143 additional shares of common stock from the selling stockholder to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

At our request, the underwriters have reserved for sale at the initial public offering price up to approximately 535,714 shares of our common stock being offered for sale to certain of our suppliers, business partners, customers, distributors, holders of more than 5% of our capital stock and artists with whom we have relationships, as well as some of our officers, directors and employees and certain of their family members. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. Pursuant to the underwriting agreement, the sales will be made by J.P. Morgan Securities LLC through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify J.P. Morgan Securities LLC in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program. Shares offered in the directed share program will not be subject to lock-up agreements, with the exception of the shares to be issued to directors, officers, certain employees and certain existing stockholders who are already subject to lock-up agreements, as described below.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per share		Total
	Without option exercise	With full option exercise	Without option exercise	With full option exercise

Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholder	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4.8 million, which will be paid by us. The underwriters have agreed to reimburse us for up to $                 of our expenses incurred in connection with this offering. In addition, the underwriters have agreed to cover a portion of the expenses associated with the road show marketing for this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

For a period of 180 days after the date of this prospectus, we have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of each of J.P. Morgan Securities LLC and William Blair & Company, L.L.C., other than:

•	the shares of our common stock to be sold hereunder;

•	shares of our common stock issued upon the exercise of options granted under our equity compensation plans; and

•

shares of our common stock issued in connection with a strategic transaction that includes a commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements), provided that (a) such shares do not to exceed in the aggregate of 5% of the shares of our outstanding common stock immediately following this offering and (b) the recipient of any such shares agrees to the same restrictions on transfer described in this paragraph.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on (and including) the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, as applicable, unless each of J.P. Morgan Securities LLC and William Blair & Company, L.L.C. waive, in writing, such extension.

Our directors and executive officers, certain of our significant stockholders and the selling stockholder have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of each of J.P. Morgan Securities LLC and William Blair & Company, L.L.C., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock other than:

•	the shares of our common stock to be sold hereunder;

•

shares of our common stock sold or exchanged upon the consummation of our merger or consolidation into or with another entity or in connection with a transaction or a series of related transactions that we engage in in which the holders of a majority of the voting power of our outstanding capital stock immediately before such transaction(s) own less than a majority of the voting power of our outstanding capital stock immediately following such transaction(s);

•

transfers of shares of our common stock as bona fide gifts, distributions of shares of our common stock to members, stockholders or affiliates of such stockholder, including general or limited partners, or transfers to any trust for the direct or indirect benefit of such stockholder or any immediate family of such stockholder, provided that such transferee agrees to the restrictions on transfer described above; and

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the transfer of shares of our common stock during the restricted period and no public filing or announcement of such plan is required or voluntarily made.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on (and including) the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, as applicable, unless each of J.P. Morgan Securities LLC and William Blair & Company, L.L.C. waive, in writing, such extension.

We and the selling stockholder have agreed to indemnify the underwriters and their controlling persons against, and we have agreed to indemnify William Blair & Company, L.L.C. and its controlling persons, in its capacity as qualified independent underwriter, certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing/quotation on the Nasdaq Global Select Market under the symbol “FNDR.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’

over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NYSE or the Nasdaq, as applicable, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholder and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Specifically, affiliates of J.P. Morgan Securities LLC serve as administrative agent and a lender under both our Term Facility Credit Agreement and our Revolving Credit Agreement, and affiliates of Wells Fargo Securities, LLC serves as Syndication Agent and a lender under our Revolving Facility Credit Agreement. We expect to use more than 5% of the net proceeds from the sale of our common stock to repay indebtedness under our Term Facility Credit Agreement. See “Use of proceeds.” Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority’s conduct rules. See “Conflicts of interest” for a more detailed discussion of potential conflicts of interest. In addition, an affiliate of J.P. Morgan Securities LLC is also a counterparty to certain hedging transactions with us.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities referred to by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Notice to prospective investors in the United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, or, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of securities described in this prospectus may not be made to the public in that Relevant Member State other than:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Conflicts of interest

We expect at least 5% of the net proceeds from the sale of our common stock to repay indebtedness owed by us to affiliates of J.P. Morgan Securities LLC who are lenders under our Term Facility Credit Agreement. See “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations—Long-term debt” for additional information regarding our Term Facility Credit Agreement. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority’s, or FINRA, conduct rules. This rule provides generally that if at least 5% of the net proceeds from the sale of securities, not including underwriting compensation, is used to reduce or retire the balance of a loan or credit facility extended by the underwriters or their affiliates, a “qualified independent underwriter” meeting certain standards set forth by FINRA must participate in the preparation of this prospectus and exercise the usual standards of due diligence with respect thereto. William Blair & Company, L.L.C. is assuming the responsibilities of acting as the qualified independent underwriter in connection with this offering and in conducting due diligence. J.P. Morgan Securities LLC will not confirm sales of the securities to any account over which they exercise discretionary authority without the prior written approval of the customer.

Validity of common stock

The validity of the common stock being offered hereby will be passed upon for the company by Sullivan & Cromwell LLP, Palo Alto, California and for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

Experts

The consolidated financial statements of Fender Musical Instruments Corporation as of January 2, 2011 and January 1, 2012 and for each of the years in the three-year period ended January 1, 2012, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock to be sold in this offering. As permitted by the SEC’s rules and regulations, this prospectus does not contain all of the information included in the registration statement and the exhibits and schedules filed as part of the registration statement. For more information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Room maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities and Exchange Act of 1934, as amended, and as a result will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.fender.com. Information on our website does not constitute part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Fender Musical Instruments Corporation

We have audited the accompanying consolidated balance sheets of Fender Musical Instruments Corporation and subsidiaries as of January 2, 2011 and January 1, 2012, and the related consolidated statements of operations and comprehensive income (loss), redeemable common stock and stockholders’ (deficit) equity, and cash flows for each of the years in the three-year period ended January 1, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fender Musical Instruments Corporation and subsidiaries as of January 2, 2011 and January 1, 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended January 1, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Phoenix, Arizona

March 7, 2012, except as to the stock split discussed in

note 17, which is as of July 6, 2012

Fender Musical Instruments Corporation

and subsidiaries

Consolidated balance sheets

January 2, 2011, January 1, 2012 and April 1, 2012 (unaudited)

(In thousands, except number of shares and par value)

	2010	2011	April 1, 2012	Pro Forma April 1, 2012
			(unaudited)	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$15,990	$12,971	$13,789	$13,789
Accounts receivable—net of allowances of $4,368, $4,713 and $4,700 at January 2, 2011, January 1, 2012 and April 1, 2012 (unaudited) respectively	57,211	63,153	65,836	65,836
Accounts receivable—related parties	3,927	2,809	3,969	3,969
Inventories	163,876	181,333	178,369	178,369
Prepaid expenses and other current assets	7,337	15,710	10,096	10,096
Income tax receivable	4,247	2,129	2,710	2,710
Deferred income taxes	12,856	5,679	7,856	7,856

Total current assets	265,444	283,784	282,625	282,625
Property and equipment—net	28,504	31,389	35,427	35,427

Intangibles:
Goodwill	4,683	4,683	4,683	4,683
Other intangibles	33,409	34,102	33,813	33,813
Other assets	4,410	3,999	3,775	3,775
Deferred income taxes	10,447	8,623	9,446	9,446

Total assets	$346,897	$366,580	$369,769	$369,769

Liabilities and Stockholders’ (Deficit) Equity

Current liabilities:
Accounts payable	$31,502	$38,988	$33,415	$33,415
Accrued expenses	42,832	45,281	39,404	39,404
Accrued income taxes	3,098	1,194	632	632
Current portion of long-term debt	3,000	6,607	3,000	3,000
Current portion of capital leases	523	662	721	721

Total current liabilities	80,955	92,732	77,172	77,172
Long-term debt—net of current portion	264,205	239,598	252,848	252,848
Capital leases—net of current portion	559	653	613	613
Deferred income taxes	151	157	103	103
Deferred lease incentive	829	988	5,007	5,007
Other liabilities	466	474	494	494

Total liabilities	347,165	334,602	336,237	336,237

	2010	2011	April 1, 2012	Pro Forma April 1, 2012
			(unaudited)	(unaudited)
Commitments and contingencies (note 12)
Redeemable common stock (note 14):

Class A and B common stock, par value $0.01 per share; 29,537,984 and 35,417,984 shares authorized at January 2, 2011 and January 1, 2012, respectively; 335,160 (consisting entirely of Class A common stock) and 482,160 (consisting of 335,160 shares of Class A common stock and 147,000 shares of Class B common stock) shares issued and outstanding at January 2, 2011 and January 1, 2012, respectively, at redemption value; common stock and Class B common stock, par value, $0.01 per share; 35,417,984 shares authorized at April 1, 2012; 482,160 (consisting of 335,160 shares of common stock and 147,000 shares of Class B common stock) shares issued and outstanding at April 1, 2012 at redemption value (unaudited); no shares authorized, issued and outstanding at April 1, 2012 pro forma (unaudited)

	3,205	5,887	6,801	—
Class C common stock, par value $0.01 per share; 7,563,248 shares authorized, issued and outstanding at January 2, 2011, January 1, 2012 and April 1, 2012 (unaudited), at redemption value; no shares authorized, issued and outstanding at April 1, 2012 pro forma (unaudited)	80,799	93,902	106,684	—
Stockholders’ (deficit) equity:
Class A common stock, par value $0.01 per share; 24,164,056, 27,104,056 and no shares authorized at January 2, 2011, January 1, 2012 and April 1, 2012 (unaudited), respectively; 10,414,852 shares issued and outstanding at both January 2, 2011 and January 1, 2012; no shares authorized, issued and outstanding at April 1, 2012 (unaudited), and April 1, 2012 pro forma (unaudited)	104	104	—	—
Class B common stock, par value $0.01 per share; 5,373,928 and 8,313,928 shares authorized at January 2, 2011 and January 1, 2012, respectively; 703,934 and 758,716 shares issued and outstanding at January 2, 2011 and January 1, 2012, respectively; 8,313,928 shares authorized and 758,716 shares issued and outstanding at April 1, 2012 (unaudited); no shares authorized, issued and outstanding at April 1, 2012 pro forma (unaudited)	7	8	8	—
Common stock, par value $0.01 per share; no shares authorized, issued and outstanding at both January 2, 2011 and January 1, 2012; 27,104,056 shares authorized and 10,414,852 shares issued and outstanding at April 1, 2012 (unaudited); 133,000,000 shares authorized, 19,218,976 shares issued and outstanding at April 1, 2012 pro forma (unaudited)	—	—	104	192
Additional paid-in capital	—	—	—	113,405
Accumulated other comprehensive income (loss)	(2,376)	4,775	2,401	2,401
Accumulated deficit	(78,449)	(72,698)	(82,466)	(82,466)
Treasury stock—478,338 shares at cost at January 2, 2011	(3,558)	—	—	—

Total stockholders’ (deficit) equity	(84,272)	(67,811)	(79,953)	33,532

Total liabilities and stockholders’ (deficit) equity	$346,897	$366,580	$369,769	$369,769

See accompanying notes to consolidated financial statements.

Fender Musical Instruments Corporation

and subsidiaries

Consolidated statements of operations and comprehensive income (loss)

Years ended January 3, 2010, January 2, 2011, and January 1, 2012

13 weeks ended April 3, 2011 and April 1, 2012 (unaudited)

(In thousands, except share and per share amounts)

				13 weeks ended
	2009	2010	2011	April 3, 2011	April 1, 2012

				(unaudited)
Net sales	$612,521	$617,830	$700,554	$170,106	$173,769
Cost of goods sold	420,919	447,250	483,020	117,848	119,459

Gross profit	191,602	170,580	217,534	52,258	54,310

Operating expenses:
Selling, general and administrative	125,711	121,651	137,128	33,917	39,294
Warehouse	25,878	27,713	28,426	7,044	7,045
Research and development	9,004	9,299	10,157	2,397	2,679
Impairment charges	1,200	777	—	—	—

Total operating expenses	161,793	159,440	175,711	43,358	49,018

Income from operations	29,809	11,140	41,823	8,900	5,292

Other income (expense):
Net foreign currency exchange (loss) gain	(3,602)	(1,175)	(3,807)	(269)	1,042
Interest expense	(15,636)	(12,688)	(14,927)	(2,815)	(3,388)
Other, net	1,723	386	1,130	371	(96)

Total other (income) expense	(17,515)	(13,477)	(17,604)	(2,713)	(2,442)

Income (loss) before income taxes	12,294	(2,337)	24,219	6,187	2,850
Income tax expense (benefit)	1,507	(652)	5,208	(756)	990

Net income (loss)	10,787	(1,685)	19,011	6,943	1,860
Net income available to redeemable common stockholders	4,724	15,584	15,785	394	13,696

Net income (loss) available (attributable) to common stockholders	$6,063	$(17,269)	$3,226	$6,549	$(11,836)

Net income (loss) per common share available (attributable) to common stockholders :
Basic	$0.53	$(1.51)	$0.29	$0.59	$(1.06)
Diluted	$0.45	$(1.51)	$0.25	$0.58	$(1.06)
Weighted average common shares used in computing net income (loss) per share available (attributable) to common stockholders:
Basic	11,451,594	11,453,946	11,141,718	11,118,786	11,173,568
Diluted	13,596,912	11,453,946	12,789,784	11,206,790	11,173,568
Pro forma net income per common share (unaudited):
Basic			$0.99		$0.10
Diluted			$0.91		$0.09
Weighted average common shares used in computing pro forma net income per common share (unaudited):
Basic			19,151,356		19,071,976
Diluted			20,799,422		20,317,948
Other comprehensive income (loss)—foreign currency translation adjustments/derivative instruments adjustments, net of tax	2,462	(436)	7,151	(2,155)	(2,374)

Comprehensive income (loss)	$13,249	$(2,121)	$26,162	$4,788	$(514)

Fender Musical Instruments Corporation

and subsidiaries

Consolidated statements of redeemable common stock and stockholders’ (deficit) equity

Years ended January 3, 2010, January 2, 2011, and January 1, 2012

13 weeks ended April 1, 2012 (unaudited)

(In thousands, except number of shares)

	Redeemable common stock (shares)		Redeemable common stock		Common stock (shares)	Common stock (shares)	Common stock	Common Stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Treasury stock	Total stockholders’ deficit

	Class A and B	Class C	Class A and B	Class C	Class A and B	Common Stock	Class A and B

Balance, December 28, 2008	—	7,563,248	$—	$63,696	11,451,496		$115	$—	$13,430	$(4,402)	$(85,031)	$(3,558)	$(79,446)
Stock-based compensation	—	—	—	—	—		—		2,592	—	—	—	2,592
Stock options exercised	—	—	—	—	2,450		—		21	—	—	—	21
Net unrealized change in fair value of derivative financial instruments, net of tax of $594	—	—	—	—	—		—		—	929	—	—	929
Foreign currency translation adjustments	—	—	—	—	—		—		—	1,533	—	—	1,533
Redeemable common stock fair value adjustment	—	—	—	4,724	—		—		(4,724)	—	—	—	(4,724)
Net income	—	—	—	—	—		—		—	—	10,787	—	10,787

Balance, January 3, 2010	—	7,563,248	—	68,420	11,453,946		115	$—	11,319	(1,940)	(74,244)	(3,558)	(68,308)
Stock-based compensation	—	—	—	—	—		—		1,741	—	—	—	1,741
Net unrealized change in fair value of derivative financial instruments, net of tax of $254	—	—	—	—	—		—		—	398	—	—	398
Foreign currency translation adjustments	—	—	—	—	—		—		—	(834)	—	—	(834)
Redeemable common stock fair value adjustment	335,160	—	3,205	12,379	(335,160)		(4)		(13,060)	—	(2,520)	—	(15,584)
Net loss	—	—	—	—	—		—		—	—	(1,685)	—	(1,685)

Balance, January 2, 2011	335,160	7,563,248	3,205	80,799	11,118,786		111	$—	—	(2,376)	(78,449)	(3,558)	(84,272)
Stock-based compensation	—	—	—	—	—		—		5,049	—	—		5,049
Stock options exercised	147,000	—	—	—	—		—		1,125	—	—	—	1,125
Tax benefit on stock option exercised	—	—	—	—	—		—		85	—	—	—	85
Issuance of common stock under employee stock plan net of shares withheld for payroll taxes	—	—	—	—	54,782		1		(176)	—	—	—	(175)
Retirement of Treasury stock	—	—	—	—	—		—		—	—	(3,558)	3,558	—
Net unrealized change in fair value of derivative financial instruments, net of tax of $4,998	—	—	—	—	—		—		—	7,818	—	—	7,818
Foreign currency translation adjustments	—	—	—	—	—		—		—	(667)	—	—	(667)
Redeemable common stock fair value adjustment	—	—	2,682	13,103	—		—		(6,083)	—	(9,702)	—	(15,785)
Net income	—	—	—	—	—		—		—	—	19,011	—	19,011

Balance, January 1, 2012	482,160	7,563,248	$5,887	$93,902	11,173,568		$112	$—	—	$4,775	$(72,698)	—	$(67,811)

Fender Musical Instruments Corporation

and subsidiaries

Consolidated statements of redeemable common stock and stockholders’ (deficit) equity

Years ended January 3, 2010, January 2, 2011, and January 1, 2012

13 weeks ended April 1, 2012 (unaudited)

(In thousands, except number of shares)

	Redeemable common stock (shares)		Redeemable common stock		Common stock (shares)	Common stock (shares)	Common stock	Common Stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Treasury stock	Total stockholders’ deficit

	Class A and B	Class C	Class A and B	Class C	Class A and B	Common Stock	Class A and B

Class A common stock conversion to Common stock	—	—	—	—	(10,414,852)	10,414,852	(104)	104	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—	—	—	2,068	—	—	—	2,068
Net unrealized change in fair value of derivative financial instruments, net of tax of $1,906	—	—	—	—	—	—	—	—	—	(2,927)	—	—	(2,927)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	553	—	—	553
Redeemable common stock fair value adjustment	—	—	914	12,782	—	—	—	—	(2,068)	—	(11,628)	—	(13,696)
Net Income	—	—			—	—	—	—	—	—	1,860	—	1,860

April 1, 2012 (unaudited)	482,160	7,563,248	$6,801	$106,684	758,716	10,414,852	$8	$104	$—	$2,401	$(82,466)	$—	$(79,953)

See accompanying notes to consolidated financial statements.

Fender Musical Instruments Corporation

and subsidiaries

Consolidated statements of cash flows

Years ended January 3, 2010, January 2, 2011, and January 1, 2012

13 weeks ended April 3, 2011 and April 1, 2012 (unaudited)

(In thousands)

				13 weeks ended
	2009	2010	2011	April 3, 2011	April 1, 2012

				(unaudited)
Cash flows from operating activities:
Net income (loss)	$10,787	$(1,685)	$19,011	$6,943	$1,860
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for allowances for accounts receivable	11,878	13,535	14,937	3,990	3,791
Deferred income taxes	1,765	(564)	6,016	(320)	(1,148)
Depreciation and amortization	12,052	10,776	8,732	2,248	2,352
Loss on retirement of property and equipment	—	6	11	5	139
Impairment charges	1,200	777	—	—	—
Stock-based compensation	2,592	1,741	5,049	351	2,068
Excess tax benefits from stock options exercised	—	—	(85)	(85)	—
Amortization of deferred loan costs	1,247	1,283	1,167	298	315
Amortization of de-designated interest rate swap	—	965	4,193	1,099	1,032
Equity in losses of investees	126	142	159	33	43
Amortization of deferred lease incentive	(19)	(304)	(296)	(165)	(45)
Changes in operating assets and liabilities, net of acquisitions:
Decrease (increase) in accounts receivable	10,709	(14,671)	(20,864)	(11,407)	(6,753)
Decrease (increase) in accounts receivable (related parties)	2,822	(1,135)	1,118	1,536	(1,160)
Decrease (increase) in inventory	56,812	(18,057)	(17,581)	(13,575)	4,049
(Increase) in prepaid expenses and other current assets	(346)	(2,316)	(8,373)	2,398	5,614
(Increase) decrease in other assets	(5)	12	95	32	7
(Decrease) increase in accounts payable and accrued expenses	(30,216)	16,017	17,169	216	(17,835)
(Decrease) in accrued income taxes—net	(847)	(2,603)	(1,708)	366	(1,143)
Increase in other liabilities	—	466	463	350	31

Net cash provided by (used in) operating activities	80,557	4,385	29,213	(5,687)	(6,783)

Investing activities:
Purchase of property and equipment	(5,150)	(5,166)	(8,448)	(1,247)	(1,805)
Other investing activities	(126)	(142)	(159)	(33)	(43)
Purchase of trademarks	—	—	(1,969)	—	—

Net cash used in investing activities	(5,276)	(5,308)	(10,576)	(1,280)	(1,848)

Cash flows from financing activities:
Issuance of debt	3,000	11,000	35,000	6,000	21,500
Repayment of debt and capital leases	(52,982)	(38,120)	(56,782)	(3,980)	(12,053)
Deferred loan costs	(383)	(278)	(842)	(102)	(106)
Proceeds from stock options exercised	21	—	1,125	1,125	—
Excess tax benefit from stock options exercised	—	—	85	85	—
Payment of payroll taxes on stock based compensation through shares withheld	—	—	(175)	—	—

Net cash (used in) provided by financing activities	(50,344)	(27,398)	(21,589)	3,128	9,341

Effect of exchange rate changes on cash and cash equivalents	655	(650)	(67)	(665)	108

Increase (decrease) in cash and cash equivalents	25,592	(28,971)	(3,019)	(4,504)	818
Cash and cash equivalents, beginning of year	19,369	44,961	15,990	15,990	12,971

Cash and cash equivalents, end of year	$44,961	$15,990	$12,971	$11,486	$13,789

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$16,964	$11,310	$11,731	$3,692	$2,536
Income taxes	511	2,018	628	—	3,296
Supplemental noncash information:
Purchases of property and equipment through capital lease obligations	$724	$436	$1,015	$367	$215
Leasehold improvement additions through tenant improvement allowance	—	—	—	—	4,053
Purchases of property and equipment included in accounts payable	90	148	898	96	159

See accompanying notes to consolidated financial statements.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks

ended April 3, 2011 and April 1, 2012 is unaudited)

(1) Description of business and significant accounting policies

(a) Description of business

Fender Musical Instruments Corporation (together with its subsidiaries, FMIC or the Company) was founded in 1946. On December 31, 2007, the Company completed the acquisition of all of the outstanding common stock of Kaman Music Corporation (now known as KMC Musicorp, KMC), and on May 30, 2008, completed the acquisition of certain assets and liabilities of Groove Tubes, LLC (GT). The Company develops, manufactures, and purchases musical instruments, accessories, and related products for sale and distribution to wholesale and retail outlets throughout the world. The Company’s products include electric and acoustic guitars and bass guitars, percussion products, amplifiers, sound equipment for both amateurs and professionals, vacuum tubes, strings, apparel, and other related parts and accessories. The Company has manufacturing facilities in the United States and Mexico, with international operations in, among other countries, including, but not limited to, the United Kingdom, Germany, France, Sweden, Spain, the Netherlands, Canada, and Mexico.

The Company’s fiscal year ends on the Sunday closest to the end of December. Fiscal year 2010 and 2011 were 52 weeks, and fiscal year 2009 was 53 weeks. The periods ended April 3, 2011 and April 1, 2012 were 13 weeks.

(b) Principles of consolidation

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Fender Musical Instruments Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Unaudited interim financial statements

The accompanying interim consolidated balance sheet as of April 1, 2012, the interim consolidated statements of operations and cash flows for the 13 weeks ended April 3, 2011 and April 1, 2012 and the interim consolidated statement of redeemable common stock and stockholders’ deficit for the 13 weeks ended April 1, 2012 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of April 1, 2012 and our results of operations and cash flows for the 13 weeks ended April 3, 2011 and April 1, 2012. The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the 13 week periods are unaudited. The results of operations for the thirteen weeks ended April 1, 2012 are not necessarily indicative of the results to be expected for the year ending December 30, 2012 or for any other future year or interim period.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

(d) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. The most significant assumptions and estimates involved in preparing the financial statements include allowances for doubtful accounts, reserves for cash discounts and product returns, inventory obsolescence, and reserves for self-funded insurance programs.

(e) Concentration of credit risk

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains ongoing credit evaluations and generally does not require collateral from its customers.

As part of the Company’s ongoing procedures, the Company monitors its concentration of deposits with various financial institutions in order to avoid any undue exposure. The Company mitigates its risk by depositing cash and cash equivalents in major financial institutions.

One of the Company’s customers and its subsidiaries accounted for 15%, 16%, and 16% of net sales during the years ended January 3, 2010, January 2, 2011, and January 1, 2012, respectively. The same customer accounted for approximately 17% of net sales during the 13 weeks ended April 3, 2011 and April 1, 2012. Accounts receivable from this customer were approximately $8,069,000, $8,697,000 and $11,601,000 at January 2, 2011, January 1, 2012 and April 1, 2012, respectively.

During the years ended January 3, 2010, January 2, 2011, and January 1, 2012 approximately 43%, 48% and 48%, respectively, of net sales were to customers outside the United States. During both the 13 week periods ended April 3, 2011 and April 1, 2012, approximately 48% of net sales were to customers outside the United States.

If any of the Company’s significant customers reduces, delays, or cancels orders with the Company, and the Company is not able to sell its products to new customers at comparable levels, the Company’s net sales could decline significantly and the Company would have excess inventory which could result in additional obsolescence charges. In addition, any difficulty in collecting amounts due from one or more significant customers would negatively impact the Company’s operating results.

The Company contracts for the purchase of certain of its finished goods with independent third party contractors, whereby the contractor is generally responsible for all manufacturing

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

processes, including the purchase of raw materials. Although the Company does not have any long-term agreements with any of its manufacturing contractors, the Company believes it has mutually satisfactory relationships with them. The Company allocates product manufacturing among contractors based on their capabilities, the availability of production capacity, quality, pricing, and delivery. The inability of certain contractors to provide needed services on a timely basis could adversely affect the Company’s operations and financial condition.

(f) Fair value of financial instruments

The carrying amounts for cash and cash equivalents are assumed to be fair value because of the liquidity of these instruments. The carrying amounts for accounts receivable, accounts receivable – related parties, income tax receivable, accounts payable, accrued expenses, and capital leases approximate fair value because of the short maturity of these instruments. The carrying amounts of borrowings under notes payable approximate fair value because the related interest rates vary with a market indicator of the London InterBank Offered Rate (LIBOR).

(g) Cash and cash equivalents

All investments, including money market securities, purchased with a remaining maturity of three months or less when acquired are considered to be cash equivalents.

(h) Accounts receivable allowances

The Company establishes reserves for cash discounts and product returns, and allowances for doubtful accounts. The allowance for doubtful accounts is based on trade receivables that are not probable of collection. The allowance for doubtful accounts is determined using estimated losses on accounts receivable based on historical write-offs, and evaluation of the aging of the receivables. The reserves for cash discounts and product returns are based on historical experience.

At January 2, 2011, January 1, 2012 and April 1, 2012, the reserves for cash discounts and product returns, and allowance for doubtful accounts was as follows (in thousands):

	January 2, 2011	January 1, 2012	April 1, 2012 (unaudited)

Cash discounts	$724	$759	$963
Product returns	1,805	1,971	1,929
Doubtful accounts	1,839	1,983	1,808

Total allowances	$4,368	$4,713	$4,700

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

The following is a summary of the Company’s allowances for accounts receivable (in thousands):

	January 3, 2010	January 2, 2011	January 1, 2012	April 3, 2011	April 1, 2012

				(unaudited)	(unaudited)
Balance, beginning of year	$7,011	$5,024	$4,368	$4,368	$4,713
Provision for allowances for accounts receivable	11,878	13,535	14,937	3,990	3,791
Amounts charged against allowance	(13,865)	(14,191)	(14,592)	(4,334)	(3,804)

Balance, end of year	$5,024	$4,368	$4,713	$4,024	$4,700

(i) Inventories

The Company values its inventories at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. Costs also include amounts paid to independent manufacturers, plus duties and freight to bring the goods to the Company’s warehouses. The Company records inventory write-downs for estimated obsolescence or unmarketable inventories based upon assumptions about future demand forecasts. If the Company’s inventory on hand is in excess of its forecast of future demand, the excess amounts are written down to net realizable value.

The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the Company to determine the estimated selling price of its products less the estimated cost to convert inventory on hand into a finished product. These adjustments are estimates, which could vary significantly from actual results if future economic conditions, customer demand or competition differ from expectations. For the periods presented, there were no significant adjustments related to unrecoverable inventory.

(j) Property and equipment

Property and equipment are stated at cost less depreciation and amortization using the straight-line method over the following estimated useful lives:

Building	30—39 years
Machinery and equipment	3—10 years
Furniture and fixtures	3—7 years
Computer hardware and software	3—5 years
Leasehold improvements	Lesser of estimated useful life or life of lease

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

Maintenance and repairs are charged to expense in the year incurred. Costs and related depreciation for related property and equipment are removed from the accounts upon their sale or disposal and the resulting gain or loss is recognized in the results of operations.

(k) Goodwill and indefinite-lived intangible assets

Goodwill represents the excess of purchase price over the fair value of the net assets of businesses acquired. Indefinite-lived intangible assets consist of trademarks, which are classified in other intangibles in the accompanying consolidated balance sheets. Goodwill is tested for impairment at the reporting unit level, which is equivalent to FMIC’s operating segments, and based on the net assets for each segment, including goodwill and intangible assets. Goodwill is assigned to each operating segment, as this represents the lowest level that constitutes a business and for which discrete financial information is available and is the level which management regularly reviews the operating results. The Company has two separate reporting units, KMC and FMI (as defined in note 16).

The Company conducts its annual impairment test of goodwill and other intangibles at the end of each fiscal year or more frequently if there are any impairment indicators identified during the year using discounted cash flows analysis and comparable acquisitions analysis. Trademarks are valued using the relief from royalty method of the income approach.

In 2009, due to the deterioration in economic conditions, and the reduction of forecasted sales and estimated future cash flows, it was determined that several of the Company’s indefinite-lived trademarks were impaired. As a result of the impairment analysis, the Company recorded impairment charges of $1,000,000 related to indefinite-lived trademarks as of January 3, 2010 (see note 2). Of this impairment charge, $800,000 related to KMC trademarks and the remaining $200,000 related to FMI trademarks. No impairment charges were recorded for the years ended January 2, 2011 and January 1, 2012 or the 13 weeks ended April 1, 2012.

(l) Impairment of long-lived assets

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets and amortizable intangible assets may warrant revision, or that the remaining balance of these assets may not be recoverable. The Company’s long-lived assets consist of property and equipment and amortizable intangible assets. Amortizable intangible assets consist primarily of customer lists, which are classified in other intangibles in the accompanying consolidated balance sheets. When factors indicate that the assets should be evaluated for possible impairment, the Company evaluates the recoverability of such assets by comparing the carrying amount of the asset or group of assets to the estimated undiscounted future cash flows expected to result from the use of the asset or group of assets and their eventual disposition. If the undiscounted cash flows are less than the carrying value of

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

the asset or group of assets being evaluated, an impairment loss is recorded. The loss is measured as the difference between the fair value and carrying value of the asset or group of assets being evaluated. Fair value is determined using the excess earnings method of the income approach. As of January 3, 2010, the Company determined that the fair value of the KMC customer list was less than the carrying amount and, therefore, recorded impairment charges of $200,000 (see note 2). During the year ended January 2, 2011, the Company determined that certain inventory management software was impaired and, therefore, recorded an impairment charge of $777,000. No impairment charges were recorded for the year ended January 1, 2012 or the 13 weeks ended April 1, 2012.

(m) Deferred lease incentives

The Company leases office space, manufacturing and distribution facilities under agreements that are classified as operating leases. Certain of these operating leases include rent escalation provisions and/or provide for certain landlord allowances related to tenant improvements. Rent expense is calculated by recognizing total minimum rental payment, net of tenant improvement allowances, on a straight-line basis, over the lease term. Accordingly, rent expense charged to operations differs from rent paid, resulting in the Company recording deferred rent, which is recorded in long-term liabilities in the consolidated balance sheets. The recognition of rent expense for a given operating lease commences on the earlier of the lease commencement date or the date of possession of the property. The Company accounts for tenant lease improvement as a component of deferred rent, which is amortized over the lease term as a reduction of lease expense. The Company records lease expense as a component of selling, general and administrative expenses.

(n) Product warranties

Provisions for estimated expenses related to product warranties are recorded at the time products are sold. These estimates are established using historical information based on the nature, frequency, and average cost of warranty claims.

(o) Self-insurance reserves

The Company maintains an insured large deductible program for workers’ compensation, whereby the Company has a liability of up to $350,000 per claim, with any amounts in excess of this limit covered by stop-loss excess insurance coverage. In addition, the Company maintains an insured large deductible program for medical and dental insurance, whereby the Company has a liability of up to $125,000 per member, with any amounts in excess of this limit covered by stop-loss excess insurance coverage. Estimated costs under these programs, including incurred but not reported claims, are recorded as expenses based upon actuarially determined liabilities, which are based on historical experience and trends of paid and incurred claims. Accounting for

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

insurance liabilities that are self-insured involves uncertainty because estimates and judgments are used to determine the liability to be recorded for reported claims and claims incurred but not reported. If the current claim trends were to differ significantly from the Company’s historic claim experience, a corresponding adjustment would be made to the self-insurance reserves. Self-insurance reserves amounted to approximately $6,836,000, $6,728,000 and $6,706,000 at January 2, 2011, January 1, 2012 and April 1, 2012, respectively. The balances are included in accrued expenses in the consolidated balance sheets.

(p) Revenue recognition

The Company recognizes revenue when products are delivered, collection of the receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Provisions for discounts, rebates, sales incentives, returns, and other adjustments are provided for in the period the related sales are recorded based on an assessment of historical trends and current projections of future results.

(q) Advertising costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising costs for the years ended January 3, 2010, January 2, 2011, and January 1, 2012 were approximately $13,243,000, $10,734,000, and $12,139,000, respectively. Advertising costs for the 13 weeks ended April 3, 2011 and April 1, 2012 were approximately $4,062,000 and $4,122,000, respectively.

(r) Shipping and handling fees and costs

The Company includes shipping and handling fees billed to customers in net sales. Shipping costs associated with inbound freight are capitalized as part of inventory and included in cost of goods sold as products are sold. Shipping costs associated with outbound freight are included in cost of goods sold and totaled $18,250,000, $17,938,000, $19,766,000, $4,867,000 and $4,985,000 during the years ended January 3, 2010, January 2, 2011, January 1, 2012 and the 13 weeks ended April 3, 2011 and April 1, 2012, respectively. In the accompanying consolidated statements of operations, warehouse expense represents handling costs and totaled $25,878,000, $27,713,000, $28,426,000, $7,044,000 and $7,045,000 during the years ended January 3, 2010, January 2, 2011, and January 1, 2012, and the 13 weeks ended April 3, 2011 and April 1, 2012, respectively.

(s) Research and development costs

Research and development costs are expensed as incurred.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

(t) Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company changed its position in fiscal 2010 regarding undistributed earnings and profits and remits the current year and historic earnings of its European subsidiaries to the U.S. The Company determined that its European subsidiaries were performing more efficiently and that those earnings could be better utilized in the U.S. The Company has set a minimum cash requirement for each subsidiary, and any cash balance in excess of the minimum will be remitted to the U.S. The earnings that will be remitted to the U.S. have been clearly identified. U.S. taxes as well as offsetting U.S. foreign tax credits have been accrued for as of January 2, 2011 and January 1, 2012. For its subsidiaries in Mexico and Canada, the Company has historically reinvested, and expects to continue to indefinitely reinvest, earnings in those operations, and therefore, no taxes have been accrued on the earnings in those countries.

(u) Stock-based compensation

The Company accounts for stock-based compensation using the fair value measurement guidance. The Company may grant stock options for a fixed number of shares to certain employees, nonemployees and directors with an exercise price equal to or greater than the estimated fair value of the shares at the date of grant. The Company also may grant restricted stock and restricted stock units with fair value determined on or around the date of grant.

The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company’s common stock, the fair value has been determined by considering a number of objective and subjective factors including the Company’s historical and forecasted financial performance, trends in the Company’s industry and the lack of liquidity of capital stock. Valuation has been determined based upon generally accepted valuation methodologies including discounted cash flow analysis, comparable public company analysis, and when data deemed relevant was available, comparable acquisition analysis.

The fair value for stock options is estimated at the date of grant using a Black-Scholes option pricing model. The Company recognizes compensation expense over the period the options are expected to vest, net of estimated forfeitures, for each separately vesting portion (or tranche) of

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

the award as if the award is, in substance, multiple awards. If actual forfeitures differ from management estimates, additional adjustments to compensation expense may be required in future periods.

The fair values of stock options are estimated using the following assumptions:

Expected dividend yield—The expected dividend yield is based on the Company’s historical practice of not paying dividends.

Risk free interest rate—The risk free interest rate for the expected term of the option is based on the U.S. Treasury yield curves.

Expected average volatility—The Company uses an average of historical volatility of similar publicly traded companies over the expected term.

Expected term—The expected term represents the period of time that options granted are expected to be outstanding. The Company applied a simplified method to determine the expected term as sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term was not available.

	Year ended
	January 3, 2010	January 2, 2011	January 1, 2012

Expected dividend yield	None	None	None
Risk free interest rate	3.01%	2.07%	1.67%
Expected average volatility	48.96%	49.95%	50.42%
Expected term (years)	5.5 to 7.0	5.5 to 6.5	5.3 to 7.5

See note 15 for further discussion of the Company’s stock-based compensation.

(v) Foreign currency

The Company’s reporting currency is the U.S. dollar. The financial statements of the Company’s subsidiaries whose functional currency is their local currency are translated into U.S. dollars. Foreign assets and liabilities recorded in the local currency are translated into U.S. dollars using the exchange rates in effect at each balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The Company recognized net foreign currency exchange losses, including the effect of foreign currency derivatives, of $3,602,000, $1,175,000 and $3,807,000 for the years ended January 3, 2010, January 2, 2011, and January 1, 2012, respectively. The Company recognized a net foreign currency exchange loss, including the effect of foreign currency derivatives, of $269,000 for the 13 weeks ended April 3, 2011, and a

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

net foreign currency exchange gain, including the effect of foreign currency derivatives, of $1,042,000 for the 13 weeks ended April 1, 2012.

The effects of exchange rate fluctuations on translation of assets and liabilities are reported as a separate component of accumulated other comprehensive income (loss) in the consolidated statement of shareholders’ deficit for subsidiaries for which the functional currency is the foreign currency. The functional currency for the Company’s Mexican and Dutch operations is the U.S. dollar. The foreign currency effect of the remeasurement of certain assets and liabilities of these operations are included in net foreign currency exchange loss in the consolidated statements of operations.

(w) Fair value measurements

The Company applies fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1—Quoted price in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

The Company uses interest rate swap agreements to manage its interest rate risk and foreign currency forwards and options (foreign currency derivatives) to manage foreign currency risk. The fair value of these instruments is determined using widely-accepted valuation techniques including discounted cash flow analysis of the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, spot and forward rates, as well as volatility of the underlying.

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of January 2, 2011, January 1, 2012 and April 1, 2012, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has classified the fair value of its derivatives as Level 2 of the fair value hierarchy.

The Company has redeemable common stock that is remeasured to fair value at each reporting period. The fair value of the redeemable common stock is determined based upon analysis of the Company’s historical and forecasted financial performance and other objective and subjective factors, including industry trends and the lack of liquidity of the Company’s capital stock. The fair value of common stock is determined using generally accepted valuation methodologies, including discounted cash flow analysis, comparable public company analysis and, when data deemed relevant is available, comparable acquisitions analysis. Changes in the fair value of the redeemable common stock are recorded in additional paid-in capital until its balance is reduced to zero. Additional amounts are recorded as an adjustment to accumulated deficit. For the years ended January 2, 2011 and January 1, 2012 and for the 13 weeks ended April 3, 2011, and April 1, 2012, the Company recorded $15,584,000, $15,785,000, $394,000 and $13,696,000, respectively, of fair value adjustments related to the redeemable common stock. The Company has determined that the inputs used to value the redeemable common stock are Level 3, which are generally unobservable and reflect management’s estimate of assumptions.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

The table below presents the Company’s assets, liabilities and redeemable common stock measured at fair value on a recurring basis as of January 2, 2011, January 1, 2012 and April 1, 2012, aggregated by the level in the fair value hierarchy within which those measurements fall:

(in thousands)	January 2, 2011	Level 1	Level 2	Level 3

Assets:
Foreign currency derivative financial instruments	$2,607	—	$2,607	—

Liabilities:
Foreign currency and interest rate swap derivative financial instruments	(6,322)	—	(6,322)	—

Derivative financial instruments, net	$(3,715)	—	$(3,715)	—

Redeemable common stock	$(84,004)	—	—	$(84,004)

(in thousands)	January 1, 2012	Level 1	Level 2	Level 3

Assets:
Foreign currency derivative financial instruments	$10,157	—	$10,157	—

Liabilities:
Foreign currency and interest rate swap derivative financial instruments	(6,124)	—	(6,124)	—

Derivative financial instruments, net	$4,033	—	$4,033	—

Redeemable common stock	$(99,789)	—	—	$(99,789)

(in thousands)	April 1, 2012 (unaudited)	Level 1	Level 2	Level 3

Assets:
Foreign currency derivative financial instruments	$4,793	—	$4,793	—

Liabilities:
Foreign currency and interest rate swap derivative financial instruments	$(4,673)	—	$(4,673)	—

Derivative financial instruments, net	$(120)	—	$(120)	—

Redeemable common stock	$(113,485)	—	—	$(113,485)

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

(x) Derivative financial instruments

As a global company, FMIC is exposed in the normal course of business to foreign currency and interest rate risks that could affect the Company’s net assets, financial position, results of operations and cash flows. The Company uses derivative instruments to hedge against certain of these risks, and holds derivative instruments for hedging purposes only, not for speculative or trading purposes.

The Company records all derivative instruments on the balance sheet at fair value. Changes in the fair value of the derivative instruments are recognized in earnings unless the Company elects to designate the derivative in a hedging relationship and apply hedge accounting and the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

Foreign currency exchange risk

The Company sells its products internationally and in many of those markets where the sales are made in the foreign country’s local currency. In addition, many purchases by the Company and its subsidiaries from international vendors are denominated in currencies different from the functional currency. Furthermore, the Company is exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in the Company’s consolidated financial statements due to the translation of the operating results and financial position of the Company’s international subsidiaries. The Company’s most significant foreign currency risk relates to the Euro, the British Pound, the Japanese Yen, the Canadian Dollar and the Mexican Peso. The Company uses foreign currency derivatives to hedge these exposures. The foreign currency derivatives are entered into with banks and allow the Company to exchange a specified amount of foreign currency with U.S. dollars at a future date, based on a fixed exchange rate. The Company’s foreign currency derivatives generally have maturities of up to two years.

Certain foreign currency derivatives outstanding at January 2, 2011 and January 1, 2012 have been designated as cash flow hedges. The effective portion of changes in the fair value of

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

foreign currency derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) and subsequently reclassified into net sales in the period the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the foreign currency derivative, as well as amounts excluded from the assessment of hedge effectiveness, is recorded directly in earnings. Based on currency exchange rates at January 1, 2012, during the following twelve months, the Company would recognize in earnings approximately $8,767,000 of net unrealized gains related to these foreign currency derivatives that are included in accumulated other comprehensive income (loss) at January 1, 2012 as the earnings effect of the related forecasted transactions is realized. The amount ultimately recorded to earnings will depend on the actual exchange rate when the related forecasted transaction is realized.

In addition, certain of the Company’s foreign currency derivatives used to manage the exposure related to the Company’s international sales and purchases are not designated as cash flows hedges. These hedges are economic hedges of identified risks to which the Company has elected not to apply hedge accounting. Hedges not designated as cash flow hedges are recorded at fair value on the Company’s consolidated balance sheets at each reporting period and any changes in the fair value since the last reporting period are recorded directly in earnings.

Certain of the Company’s assets (primarily accounts receivables) are denominated in currencies other than the functional currency of the subsidiary. Changes in the exchange rate between the subsidiary functional currency and the currency in which the asset is denominated can create fluctuations in the reported consolidated financial position, results of operations and cash flows. Accordingly, the Company enters into foreign currency derivatives to hedge the balance sheet exposure against the short-term effects of currency exchange rate fluctuations. The Company does not apply hedge accounting to these foreign currency derivatives and their gains and losses will offset all or part of the transaction gains and losses that are recognized in earnings on the related foreign currency asset. Any changes in the fair value since the last reporting period of these foreign currency derivatives are recorded directly in earnings. The fair value of foreign currency derivatives that are subject to master netting agreements are netted in the consolidated balance sheets, based on whether the foreign currency derivative is designated as a hedging instrument and by counterparty. However, the Company presents the gross amounts of such foreign currency derivatives in the derivative financial instruments table in note 10. The fair value of foreign currency derivatives that are not subject to master netting agreements are recorded on a gross basis in the consolidated balance sheets.

Interest rate risk

The Company uses interest rate swap agreements to manage its exposure to interest rate fluctuations by effectively fixing the interest rate on a portion of its floating-rate debt. In November 2008, the Company entered into an interest rate swap in which it received a floating

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

rate and made fixed rate payments at 3.4%. This interest rate swap was originally designated as a cash flow hedge. In September 2010, the Company amended the interest rate swap (amended interest rate swap) and de-designated the interest rate swap from its hedging relationship due to a mismatch between the terms of the amended interest rate swap and the hedged forecasted transactions. The amended interest rate swap has a fixed rate of 2.4%, with a notional amount of $180,200,000 amortizing to $87,000,000 at maturity in March 2014.

The credit adjusted fair value, net of tax, of the interest rate swap at the de-designation date of $4,405,000 is being amortized from accumulated other comprehensive income (loss) to interest expense over the original term of the interest rate swap (June 2012) as the Company concluded the future cash flows continue to be probable. In addition, changes in the fair value of the amended interest rate swap were recorded directly to interest expense in the consolidated statements of operations in each subsequent reporting period. In 2011, the Company re-designated the amended interest rate swap once it requalified as a cash flow hedge, at which time the credit adjusted fair value, net of tax, of the amended interest rate swap was $3,159,000. The effective portion of the change in fair value of the amended interest rate swap subsequent to the re-designation date is recorded in accumulated other comprehensive income (loss) each reporting period and is subsequently reclassified to interest expense in the period the hedged forecasted transactions affect earnings. Any ineffective portion of the amended interest rate swap is recorded directly in earnings each reporting period.

At January 2, 2011, the amended interest rate swap, which was not designated as a cash flow hedge at that time, had a notional amount outstanding of $179,500,000. As of January 1, 2012, the amended interest rate swap, which was designated as a cash flow hedge, had a notional amount outstanding of $142,900,000.

In the following twelve months, based on interest rates as of January 1, 2012, the Company would recognize in earnings approximately $2,681,000 of net unrealized losses, consisting of $2,063,000 related to the original hedging relationship for the interest rate swap and $618,000 for the re-designated hedging relationship for the amended interest rate swap that are included in accumulated other comprehensive income (loss) at January 1, 2012 as the earnings effect of the related forecasted transactions is realized. The amount ultimately recorded to earnings related to the amended interest rate swap will depend on the actual interest rate when the related forecasted transactions are realized.

(y) Unaudited pro forma balance sheet and earnings per common share information

Prior to the filing of the Form S-1, the Company filed an amendment to its certificate of incorporation re-designating its Class A common stock as common stock. Upon the completion of the Company’s initial public offering, all outstanding Class C common stock, and the 335,160 common shares of common stock (formerly Class A) and 147,000 shares of Class B common stock

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

held by the former Chief Executive Officer (CEO) of the Company will automatically convert into the Company’s common stock. On a pro forma basis, all outstanding shares of Class C common stock and the 335,160 shares of Class A and the 147,000 shares of Class B common stock were recorded as a component of stockholders’ (deficit) equity as of April 1, 2012 (note 14).

Unaudited pro forma basic and diluted net income per common share for the year ended January 1, 2012 and the 13 weeks ended April 1, 2012 has been computed to give effect to the conversion of the Company’s redeemable common stock (using the if-converted method) into common stock as though the conversion had occurred as of January 3, 2011.

(z) Earnings per common share

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share is computed by dividing income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been converted or issued. Potentially dilutive securities include redeemable common stock, outstanding stock options and unvested Restricted Stock Units (RSUs). The dilutive effect of potentially dilutive securities is reflected in diluted earnings per common share by application of the treasury stock method and if-converted method. Under the treasury stock method, an increase in the fair market value of the Company’s common stock can result in a greater dilutive effect from potentially dilutive securities. In applying the if-converted method, conversion is not assumed for purposes of computing diluted earnings per share if the effect would be antidilutive. The redeemable common stock was antidilutive as of January 3, 2010, January 2, 2011, and January 1, 2012, April 3, 2011 and April 1, 2012.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

The following table sets forth the computation of basic and diluted earnings per common share for the three years ended January 3, 2010, January 2, 2011, and January 1, 2012 and the 13 weeks ended April 3, 2011 and April 1, 2012 (in thousands, except per share amounts):

	2009	2010	2011	April 3, 2011	April 1, 2012

				(unaudited)	(unaudited)

Numerator:
Net income (loss)	$10,787	$(1,685)	$19,011	$6,943	$1,860
Net income available to redeemable common stockholders	4,724	15,584	15,785	394	13,696

Net income (loss) available (attributable) to common stockholders	$6,063	$(17,269)	$3,226	$6,549	$(11,836)

Denominator:
Weighted average shares outstanding—basic	11,452	11,454	11,142	11,119	11,174
Effect of dilutive securities	2,145	—	1,648	88	—

Weighted average shares outstanding—diluted	13,597	11,454	12,790	11,207	11,174

Net income (loss) per common share available (attributable) to common stockholders:
Basic	$0.53	$(1.51)	$0.29	$0.59	$(1.06)
Diluted	$0.45	$(1.51)	$0.25	$0.58	$(1.06)

Pro forma net income per common share (unaudited)

Numerator:
Net income			$19,011		$1,860

Denominator:
Weighted average common shares outstanding—basic			11,142		11,174
Adjustment for assumed conversion of redeemable common stock			8,009		7,898

Shares used in computing pro forma basic net income per common share			19,151		19,072
Effective of dilutive securities			1,648		1,246

Shares used in computing pro forma diluted net income per common share			20,799		20,318

Pro forma net income per common share:
Basic			$0.99		$0.10
Diluted			$0.91		$0.09

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

(aa) New accounting pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 provides additional guidance on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The updated guidance is effective on a prospective basis for interim and annual periods beginning after December 15, 2011. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2011, The FASB issued ASU 2011-05, Presentation of Comprehensive Income. ASU 2011-05 requires the components of net income and other comprehensive income to be either presented in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. An entity is also required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and the components of other comprehensive income are presented. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for the Company beginning December 31, 2012 and requires retrospective application. As this guidance only amends the presentation of the components of comprehensive income, the adoption will not have an impact on the Company’s consolidated financial position or results of operations.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment. ASU 2011-08 allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform the two-step impairment test currently required. The updated guidance is effective for the Company for interim and annual periods beginning after December 15, 2011; however, early adoption is permitted. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

(2) Goodwill, other intangible assets and impairment charges

Goodwill represents the excess of purchase price over the fair value of the net assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or whenever impairment indicators exist. There were no charges related to the impairment of goodwill in the periods presented. As of January 1, 2012, the Company had accumulated impairment losses related to goodwill of $20,537,000.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

Changes in the carrying amount of other intangible assets with indefinite lives are as follows:

(In thousands)	Trademarks

Balance at January 3, 2010	$26,231
Changes	—

Balance at January 2, 2011	26,231
Additions	1,969

Balance at January 1, 2012	$28,200

In October 2011, the Company entered into an agreement with a supplier to (1) acquire all the rights, title and interests associated with the trademarks for certain brands in Japan, and (2) settle a legal dispute. Based upon fair values of the elements of the arrangement, the Company recorded $1,969,000 as an addition to intangible assets and $1,000,000 as legal settlement which is included in selling, general and administrative expenses.

Other amortizing intangible assets consist of the following:

	January 2, 2011
(In thousands)	Gross carrying amount	Accumulated amortization	Impairment charges	Net amount

Amortizable trademarks	$400	$(400)	—	—
Customer lists	12,760	(5,582)	—	$7,178

	$13,160	$(5,982)	—	$7,178

	January 1, 2012
(In thousands)	Gross carrying amount	Accumulated amortization	Impairment charges	Net amount

Customer lists	$12,752	$(6,850)	—	$5,902

	$12,752	$(6,850)	—	$5,902

Customer lists, including foreign currency translation adjustments, are amortized over a period of 10 years and are recorded as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations. Amortizable trademarks have been fully amortized.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

Amortization expense of other intangible assets, which is included in depreciation and amortization for the years ended January 3, 2010, January 2, 2011, and January 1, 2012, was approximately $1,622,000, $1,407,000 and $1,268,000, respectively. For the 13 weeks ended April 3, 2011 and April 1, 2012 amortization expense was approximately $319,000 and $297,000, respectively.

The following is an expected amortization schedule for the customer lists for the years 2012 through 2016 and thereafter:

(In thousands)	Amount

Year:
2012	$1,072
2013	966
2014	966
2015	966
2016	966
Thereafter	966

Total	$5,902

Based on the impairment testing performed as described in note 1, the Company recognized impairment charges of $1,200,000 for the year ended January 3, 2010. No impairment charges were recorded for the years ended January 2, 2011 and January 1, 2012 as a result of the annual impairment tests. The charges have been included in operating expenses in the accompanying consolidated statements of operations and are summarized as follows:

(In thousands)	2009

Trademarks	$1,000
Customer list	200

Total impairment charges	$1,200

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

(3) Inventories

Inventories consist of the following:

(In thousands)	January 2, 2011	January 1, 2012	April 1, 2012

			(unaudited)
Finished goods	$126,771	$144,111	$140,297
Work-in-process	15,281	13,337	13,587
Raw materials	21,824	23,885	24,485

Total inventories	$163,876	$181,333	$178,369

(4) Property and equipment

Property and equipment consist of the following:

(In thousands)	January 2, 2011	January 1, 2012	April 1, 2012

			(unaudited)
Land and building	$12,472	$12,604	$12,618
Machinery and equipment	34,315	36,676	37,654
Furniture and fixtures	7,919	8,219	8,752
Computer hardware and software	23,871	25,506	25,977
Leasehold improvements	10,576	13,103	15,523
Capital projects in process	1,302	3,108	1,947

Total	90,455	99,216	$102,471
Less accumulated depreciation and amortization	(61,951)	(67,827)	(67,044)

Property and equipment – net	$28,504	$31,389	$35,427

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

Amortization of property and equipment held under capital lease obligations is included in depreciation and amortization expense. Property and equipment and accumulated amortization held under capital lease obligations consist of the following:

(In thousands)	January 2, 2011	January 1, 2012	April 1, 2012

			(unaudited)
Machinery and equipment	$1,343	$592	685
Computer hardware and software	1,636	1,838	1,961

Total	2,979	2,430	2,646
Less accumulated amortization	(1,467)	(1,146)	(1,333)

Net	$1,512	$1,284	1,313

Depreciation and amortization expense was $10,430,000, $9,369,000 and $7,464,000 for the years ended January 3, 2010, January 2, 2011, and January 1, 2012, respectively. Depreciation and amortization expense was $1,929,000 and $2,055,000 for the 13 weeks ended April 3, 2011 and April 1, 2012, respectively. Amortization of capitalized purchased computer software costs included in depreciation expense for the years ended January 3, 2010, January 2, 2011, and January 1, 2012 was approximately $3,066,000, $2,260,000 and $1,238,000, respectively. Amortization of capitalized purchased computer software costs included in depreciation expense for the 13 weeks ended April 3, 2011 and April 1, 2012 was approximately $350,000 and $309,000, respectively.

(5) Other assets

Other assets consist of the following:

(In thousands)	January 2, 2011	January 1, 2012	April 1, 2012

			(unaudited)
Security deposits	$522	$429	$413
Deferred loan costs	5,830	6,393	6,427
Investments	1,053	1,053	1,053
Other	418	426	426

Total	7,823	8,301	8,319
Less accumulated amortization	(3,413)	(4,302)	(4,544)

Total other assets	$4,410	$3,999	$3,775

Deferred loan costs are generally amortized using the effective interest method over the life of the debt, and such amortization is recorded as a component of interest expense. Amortization

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

expense of deferred loan costs for the years ended January 3, 2010, January 2, 2011, and January 1, 2012 was approximately $1,247,000, $1,283,000 and $1,167,000, respectively.

(6) Accrued expenses

Accrued expenses consist of the following:

(In thousands)	January 2, 2011	January 1, 2012	April 1, 2012

			(unaudited)
Accrued payroll and employee benefits	$6,919	$14,354	$10,458
Self-insurance reserves	6,836	6,728	6,086
Accrued rebates	3,694	904	912
Accrued freight and duty	3,010	2,724	2,827
Accrued interest	1,223	377	383
Interest rate swap derivatives	5,131	4,829	4,497
Foreign currency derivatives	1,191	1,295	175
Accrued royalties	1,335	1,668	1,656
Accrued warranty expense (note 8)	2,234	1,806	1,785
Other	11,259	10,596	10,625

Total	$42,832	$45,281	$39,404

(7) 401(k) plan

The Company has a 401(k) plan, which is available to eligible employees. The plan is qualified under Section 401(k) of the Internal Revenue Code. The 401(k) plan provides that eligible participants may elect to contribute to the plan, subject to Internal Revenue Code restrictions, and also permits the Company to make matching contributions.

Participants in the 401(k) plan were immediately vested in the Company contributions through June 30, 2009. As of July 1, 2009, employer matching contributions were suspended. The Company’s contributions to the plan for the year ended January 3, 2010 were $943,000. No contribution was made for the year ended January 2, 2011. The Company reinstated its matching contributions in 2011 and recorded approximately $1,815,000 of expense in the consolidated statement of operations for the year ended January 1, 2012.

Total retirement plan expenses for the years ended January 3, 2010, January 2, 2011, and January 1, 2012 were $1,154,000, $186,000 and $2,065,000, respectively. Total retirement plan expenses for the 13 weeks ended April 3, 2011 and April 1, 2012 were $562,000 and $620,000, respectively.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

(8) Warranties

The Company offers various product warranties that range from 90 days to a limited lifetime warranty depending upon the accessory, part, or product purchased.

The following is a summary of the Company’s accrual for warranty costs:

(In thousands)	January 2, 2011	January 1, 2012	April 1, 2012

			(unaudited)
Warranty accrual, beginning of year	$2,152	$2,234	$1,806
Provision for warranty expense	2,399	1,573	495
Amounts charged against accrual	(2,317)	(2,001)	(516)

Warranty accrual, end of year	$2,234	$1,806	$1,785

(9) Long-term debt

The Company’s long-term debt consists of the following:

(In thousands)	January 2, 2011	January 1, 2012	April 1, 2012

			(unaudited)
Term Facility Credit Agreement	$256,205	$246,205	$241,848
Revolving Facility Credit Agreement	11,000	—	14,000

Total	267,205	246,205	255,848
Less current portion	(3,000)	(6,607)	(3,000)

Long-term debt – net of current portion	$264,205	$239,598	$252,848

The Company’s long-term debt is due as follows:

(In thousands)	Amount

Year:
2012	$6,607
2013	3,000
2014	236,598

Total	$246,205

On June 7, 2007, the Company entered into a Term Facility Credit Agreement (the Term Loan) and a Revolving Facility Credit Agreement (the Revolver) with a syndicate of lenders (collectively, as amended, the Credit Facilities). The Credit Facilities provide for committed senior secured

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

financing of $400 million, consisting of the following: the Term Loan in an aggregate original principal amount of $300 million; and the Revolver, available for loans and letters of credit with an aggregate revolving commitment of up to $100 million (based on borrowing based eligibility as described below).

The Term Loan consists of an initial loan of $200 million, which was drawn at closing, and a delayed draw loan of $100 million, which was drawn in connection with the acquisition of KMC on December 31, 2007. The Company may request one or more additional tranches of debt under the Term Loan of up to $75,000,000, subject to a consolidated senior secured debt ratio requirement. The $200 million initial loan is repayable in quarterly installments of $500,000 through June 9, 2014, the maturity date of the Term Loan, at which time the remaining principal balance is due. The $100 million delayed draw is repayable in quarterly installments of $250,000 through the maturity date, at which time the remaining principal balance is due.

The Term Loan bears interest based, at the Company’s option, on either (1) LIBOR plus an applicable margin of 2.25% per annum, or (2) an alternate base rate plus an applicable margin of 1.25% per annum. If the Company’s consolidated senior secured debt ratio is less than or equal to 3.5 to 1.0, the applicable margin applied to either the LIBOR or the alternative base rate is reduced to 2.00% and 1.00%, respectively. As of April 1, 2012, the interest rate on the Term Loan was 2.50%.

The Revolver, which was amended in April 2011, matures on April 27, 2016, if the Term Loan has been refinanced, extended or repaid in full by March 9, 2014; otherwise the Revolver matures on March 9, 2014. Borrowing eligibility under the Revolver is subject to a monthly borrowing base calculation based on (i) certain percentages of eligible accounts receivable and inventory, less (ii) certain reserve items, including outstanding letters of credit and other reserves. The Company may at any time, on not more than four occasions, request an increase to the Revolver of up to an aggregate amount of $50 million. The Revolver bears interest at a rate based, on either (1) LIBOR plus an applicable margin, or (2) an alternate base rate. The margin applied to LIBOR is either 2.00% or 2.25%, depending on the Company’s commitment utilization percentage under the Revolver. As of April 1, 2012, the Company had $14,000,000 outstanding on the Revolver and the Company’s availability under the Revolver was approximately $78,945,000, net of outstanding letters of credit of $7,055,000.

All borrowings and other extensions of credit under the Credit Facilities are subject to the satisfaction of customary conditions and restrictive covenants, including absence of defaults and accuracy in material respects of representations and warranties. In addition, the Credit Facilities contain customary restrictive covenants for facilities and transactions of this type, including, among others, certain limitations on:

•	incurrence of additional debt and guarantees of indebtedness;

•	creation of liens;

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

•	mergers, consolidations or sales of substantially all of our assets;

•	sales or other dispositions of assets;

•	distributions or dividends and repurchases of our common stock;

•	restricted payments, including, without limitation, certain restricted investments;

•	engaging in transactions with our affiliates; and

•	sales and leaseback transactions.

As of January 2, 2011, January 1, 2012 and April 1, 2012, the Company was in compliance with these covenants included in the agreement. The Company’s U.S. assets and a portion of the stock of its foreign subsidiaries have been pledged as collateral and secure the Company’s indebtedness under the Credit Facilities.

The Credit Facilities require mandatory prepayments in amounts equal to (1) 100% of the net cash proceeds of any indebtedness incurred in violation of the Credit Facilities; (2) the net proceeds from the sale or other disposition of property in excess of specified values (other than in the ordinary course of business and subject to other exceptions) by the Company or its subsidiaries, unless the Company intends and expects to use all or a portion of the proceeds to acquire or repair assets used in the business; and (3) with respect to the Term Loan only, a percentage ranging from 0% to 50%, based on the Company’s consolidated leverage ratio, of excess cash flow, as defined in the Credit Facilities. The Company’s consolidated leverage ratio was 4.4 as of April 1, 2012. As of January 3, 2010, the Company had a mandatory prepayment due on the Term Loan of approximately $34,295,000. This payment was made in May 2010. No mandatory prepayment was required as of January 2, 2011. As of January 1, 2012, the Company had a mandatory prepayment due on the Term Loan of approximately $3,607,000. This payment was made in March 2012.

The Company may voluntarily prepay loans under the Credit Facilities, in whole or in part, without premium or penalty. Any voluntary prepayment of loans will be subject to reimbursement of the lenders’ breakage costs in the case of a prepayment of Eurodollar rate borrowings other than on the last day of the relevant interest period.

The weighted average interest rates of the Company’s outstanding borrowings under the Credit Facilities were 2.48%, 2.55% and 2.49% at January 2, 2011, January 1, 2012 and April 1, 2012, respectively.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

(10) Derivative instruments

The following table summarizes the fair value of the Company’s derivative financial instruments as of January 2, 2011, January 1, 2012 and April 1, 2012 (in thousands):

	January 2, 2011		January 1, 2012		April 1, 2012 (unaudited)
	Prepaid expenses and other assets	Accrued expenses	Prepaid expenses and other assets	Accrued expenses	Prepaid expenses and other assets	Accrued expenses

Derivatives designated as hedging instruments:
Foreign exchange contracts	$2,659	$64	$9,992	$—	$5,121	$—
Foreign exchange contracts	(608)	(421)	(19)	(7)	(378)	(39)
Interest rate contracts	—	—	—	(4,829)	—	(4,497)

Total derivatives designated as hedging instruments	$2,051	$(357)	$9,973	$(4,836)	$4,743	$(4,536)

Derivatives not designated as hedging instruments
Foreign exchange contracts	$572	$—	$184	$165	$537	$—
Foreign exchange contracts	(16)	(834)	—	(1,453)	(487)	(137)
Interest rate contracts	—	(5,131)	—	—	—	—

Total derivatives not designated as hedging instruments	$556	$(5,965)	$184	$(1,288)	$50	$(137)

Note: The interest rate contract outstanding at January 2, 2011 was subsequently re-designated as a hedging instrument during the year ended January 1, 2012.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

The following table presents the amounts related to derivative instruments designated as cash flow hedges, affecting the consolidated statements of operations for the fiscal years ended January 3, 2010, January 2, 2011, and January 1, 2012 and the 13 weeks ended April 3, 2011 and April 1, 2012 (in thousands):

Derivative type	Amount of gain (loss) recognized in AOCI on derivative (effective portion)	Location of gain (loss) reclassified from AOCI to income (effective portion)	Amount of gain (loss) reclassified from AOCI to income (effective portion)	Location of gain (loss) recognized in income on derivative ineffectiveness and excluded from effectiveness valuation	Amount of gain (loss) recognized in income due to ineffectiveness and excluded from effectiveness valuation

Year ended January 3, 2010:
Foreign exchange contracts	$498	Net sales	$(79)	Net foreign currency exchange gain (loss)	$(114)
Interest rate contracts	(3,392)	Interest expense	(4,339)	Interest expense	—

	$(2,894)		$(4,418)		$(114)

Year ended January 2, 2011:
Foreign exchange contracts	$4,114	Net sales	$2,814	Net foreign currency exchange gain (loss)	$(1,256)
Interest rate contracts	(5,511)	Interest expense	(4,862)	Interest expense	—

	$(1,397)		$(2,048)		$(1,256)

Year ended January 1, 2012:
Foreign exchange contracts	$7,750	Net sales	$(1,699)	Net foreign currency exchange gain (loss)	$(1,525)
Interest rate contracts	(1,445)	Interest expense	(4,814)	Interest expense	(14)

	$6,305		$(6,513)		$(1,539)

13 Weeks ended April 3, 2011 (unaudited):
Foreign exchange contracts	$(6,676)	Net sales	$(534)	Net foreign currency exchange gain (loss)	$186
Interest rate contracts	—	Interest expense	(1,099)	Interest expense	—

	$(6,676)		$(1,633)		$186

13 Weeks ended April 1, 2012 (unaudited):
Foreign exchange contracts	$(3,832)	Net sales	$1,813	Net foreign currency exchange gain (loss)	$123
Interest rate contracts	(426)	Interest expense	(1,272)	Interest expense	(12)

	$(4,258)		$541		$111

The following table presents the amounts related to derivative instruments not designated as cash flow hedges, affecting the consolidated statements of operations for the fiscal years ended

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

January 3, 2010, January 2, 2011, and January 1, 2012 and the 13 weeks ended April 3, 2011 and April 1, 2012 (in thousands):

Derivative type	Location of (loss) gain recognized in income on derivative	2009	2010	2011	April 3, 2011	April 1, 2012

					(unaudited)	(unaudited)
Foreign exchange contracts	Net foreign currency exchange (loss) gain	$(1,870)	$1,000	$(1,339)	$(654)	$788
Interest rate contracts	Interest expense	(22)	(1,066)	(1,904)	69	—

		$(1,892)	$(66)	$(3,243)	$(585)	$788

At January 2, 2011, January 1, 2012 and April 1, 2012, the Company had foreign currency derivatives outstanding as follows (in thousands, excluding the approximate number of trades outstanding and weighted average maturity of outstanding trades in months):

		2010			2011			April 1, 2012
		Notional amount	USD equivalent		Notional amount	USD equivalent		Notional amount	USD equivalent

								(unaudited)
Aggregate notional amounts outstanding:
Derivatives designated as cash flow hedges:
Options to sell EUR/purchase USD		€4,730	$5,687		€150	$183		€—	$—
Options to sell GBP/purchase USD		£705	1,023		£25	37		£—	—
Forward contracts to sell EUR/purchase USD		€56,525	77,170		€90,250	126,226		€84,150	117,016
Forward contracts to sell GBP/purchase USD		£19,093	29,940		£18,725	30,102		£17,400	27,857
Derivatives not designated as hedging instruments:
Options to sell EUR/purchase USD		€1,470	1,734		—	—		—	—
Options to sell GBP/purchase USD		£1,301	1,850		—	—		—	—
Options to sell USD/purchase YEN	JPY	413,300	5,054	JPY	38,450	480	JPY	2,250	28
Forward contracts to sell EUR/purchase USD		€6,020	7,859		€3,050	3,948		€2,800	3,715
Forward contracts to sell GBP/purchase USD		£1,990	3,067		£50	78		£—	—
Forward contracts to sell CAD/purchase USD	CAD	7,425	6,986	CAD	5,165	5,059	CAD	5,700	5,597
Forward contracts to sell USD/purchase MXN	MXN	100,464	7,759	MXN	251,253	19,079	MXN	221,828	16,654
Forward contracts to sell USD/purchase YEN	JPY	413,300	4,891	JPY	672,250	8,496	JPY	597,150	7,589

Total			$153,020			$193,688			$178,457

Approximate number of trades outstanding			640			385			367
Weighted average maturity of outstanding trades (in months)			6			8			8

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

Credit risk related contingencies

The Company has agreements with certain of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations with that counterparty. In addition, the Company has agreements with certain of its derivative counterparties that contain a provision where the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company’s default on the indebtedness.

The Company has agreements with certain of its counterparties where if the counterparty is no longer a lender to the Company, the Company has repaid all amounts due to the counterparty, or commitments to lend to the Company are terminated, then the counterparty can terminate outstanding derivative contracts with the Company.

As of April 1, 2012, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $3,752,000. As of April 1, 2012, the Company has not posted any collateral related to these agreements. The Company had not breached any of these provisions as of April 1, 2012.

(11) Income taxes

The components of the provision for income taxes are as follows:

Income (loss) from continuing operations before income taxes:

(In thousands)	January 3, 2010	January 2, 2011	January 1, 2012

U.S.	$4,695	$(3,913)	$16,296
Foreign	7,599	1,576	7,923

	$12,294	$(2,337)	$24,219

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

Income tax expense (benefit) from continuing operations:

(In thousands)	January 3, 2010	January 2, 2011	January 1, 2012

Current:
Federal	$(2,818)	$(725)	$(3,462)
State	52	236	352
Foreign	2,508	401	2,302

Total current	(258)	(88)	(808)

Deferred:
Federal	1,532	(741)	5,673
State	401	209	298
Foreign	(168)	(32)	45

Total deferred	1,765	(564)	6,016

Income tax expense (benefit)	$1,507	$(652)	$5,208

A reconciliation of the provision for income taxes to income taxes at the “expected” U.S. federal corporate income tax rate of 35% is as follows:

(In thousands)	January 3, 2010	January 2, 2011	January 1, 2012

Income tax expense at “expected” federal corporate rate	$4,303	$(818)	$8,477
State income taxes – net of federal tax effect	436	267	533
Impact of foreign taxes	(582)	19	(713)
Extraterritorial income exclusion/Section 199	(2,601)	(302)	(2,092)
Research and development credit	(204)	(135)	(1,313)
Other, net	155	317	316

Total	$1,507	$(652)	$5,208

The amounts included as extraterritorial income exclusion/section 199 primarily consist of refunds as a result of settlements related to tax audits conducted in the normal course of business for the tax years 1999 through 2006. A 2009 settlement resulted in a refund of $2,470,000 and interest income of approximately $1,000,000. A 2011 settlement resulted in a refund of $1,870,000 and interest income of approximately $280,000. The Company also recorded Section 199—domestic production activities deductions of $131,000, $149,000, and $222,000 for fiscal years 2009, 2010, and 2011, respectively.

The Company was under audit for tax years 2005 through 2008 with the Internal Revenue Service (IRS). The audit was completed in the first quarter of 2011 and resulted in the release of

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

approximately $1,496,000 of unrecognized tax benefits, offset by any IRS adjustments in the first quarter of 2011.

The Company also settled an appeal with the IRS in the first quarter of 2011. The issue related to an amended Research & Development credit taken on the Company’s 2004 tax return. The IRS concluded that the Company was due a tax refund of approximately $150,000 and approximately $35,000 in interest. This tax benefit was recognized in 2011.

Various taxing jurisdictions are examining the Company’s tax returns for various tax years. Although the outcome of tax audits cannot be predicted with certainty, the Company believes the ultimate resolution of these examinations will not have a material impact to the Company’s financial position or results of operations.

No tax expense was recorded for the exercise of employee stock options or other employee stock programs for the years ended January 3, 2010 and January 2, 2011. A tax expense of approximately $67,000 was recorded for the exercise of employee stock options or other employee stock programs for the year ended January 1, 2012.

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(In thousands)	January 2, 2011	January 1, 2012

Deferred tax assets:
Intangibles	$6,273	$4,719
Section 263A inventory adjustment	2,164	2,310
Compensation	4,456	5,904
Unrealized losses on derivative instruments	1,161	—
Reserves and accruals not currently deductible	7,502	7,095
Tax credit carryovers	2,372	—

Deferred tax assets	23,928	20,028

Deferred tax liabilities:
Property and equipment	(776)	(2,390)
Unrealized gains on derivative instruments	—	(3,493)

Deferred tax liabilities	(776)	(5,883)

Net deferred tax assets	$23,152	$14,145

The Company believes it is more likely than not that forecasted income, including income that may be generated as a result of prudent and feasible tax planning strategies, together with the tax effects of deferred tax liabilities, will be sufficient to fully recover the Company’s deferred tax

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

assets. In the future, if the Company determines that realization of the deferred tax asset is not more likely than not, the Company will set up a valuation allowance and record additional income tax expense.

For foreign entities not treated as branches for U.S. tax purposes, the Company historically has not provided for U.S. income taxes on the undistributed earnings of these subsidiaries as earnings were considered indefinitely reinvested outside of the U.S. The Company remits the current and historic earnings and profits for its European subsidiaries. Canada and Mexico continue to indefinitely reinvest earnings abroad; therefore, no taxes have been accrued on those earnings.

The undistributed foreign earnings and profits that are deemed to be indefinitely invested outside of the U.S. were $16,547,000, $5,995,000 and $7,675,000 at January 3, 2010, January 2, 2011, and January 1, 2012, respectively. It is not practicable to determine the unrecognized deferred tax liability on these earnings.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits at January 2, 2011, and January 1, 2012 (in thousands):

Unrecognized tax benefit—January 3, 2010	$1,519
Gross decreases—tax positions relating to prior period	(65)
Gross increases—tax positions relating to current period	54

Unrecognized tax benefit—January 2, 2011	1,508
Gross decrease—tax positions relating to prior period	(1,172)
Gross increases—tax positions relating to current period	112

Unrecognized tax benefit—January 1, 2012	$448

The Company recognizes the impact of an uncertain income tax position taken on its income tax returns at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will be recognized if it has less than a 50% likelihood of being sustained. The tax positions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments for those positions.

As of January 2, 2011 and January 1, 2012, all unrecognized tax benefits would impact the effective tax rate if recognized. However, the Company does not believe that a material amount of its unrecognized tax benefits will be recognized by the end of fiscal 2012 as a result of a lapse of the statue of limitations.

The Company recognizes accrued interest related to unrecognized tax benefits as interest expense and penalties as income tax expense. Related to the unrecognized tax benefits noted above, the Company accrued interest of $126,000 and $32,000 during fiscal 2010 and fiscal 2011, respectively. As of January 2, 2011 and January 1, 2012, the Company has recognized a liability

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

for penalties of $2,000 and $2,000 and interest of $391,000 and $95,000 included in accrued income taxes in the accompanying consolidated balance sheets, respectively.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. As of January 1, 2012, the Company’s tax years for 2007 through 2011 are subject to examination by the tax authorities. With few exceptions, as of January 1, 2012, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2007.

The Company recognizes tax liabilities at such time as they are judged to be probable of being incurred and they can be reasonably estimated. It is possible that either foreign or domestic taxing authorities could challenge those judgments and estimates and draw conclusions that would cause the Company to incur tax liabilities in excess of those currently recorded.

The Company estimates what its effective tax rate will be for the full year and records a quarterly income tax provision in accordance with the anticipated effective annual tax rate. The Company has computed its provision for income taxes for the 13 weeks ended April 3, 2011 and April 1, 2012 using an estimated effective annual tax rate of 35.4% and 36.0%, respectively, plus the tax impact of discrete items in the periods. The effective tax rate for the 13 weeks ended April 3, 2011 was (12.2)% as the result of the tax refund and utilization of research and development credits noted above. There were no significant discrete items during the 13 weeks ended April 1, 2012.

(12) Commitments and contingencies

(a) Financing arrangements

The Company has agreements with several third party lenders, whereby the Company arranges financing for its independent dealers. This financing is available on a recourse or nonrecourse basis to the Company.

In connection with the recourse agreements, the Company is contingently liable to the third party lenders for credit losses in the event the dealers default. At January 2, 2011 January 1, 2012, and April 1, 2012, the amounts of the contingent liability were $1,049,000, $1,246,000 and $1,169,000, respectively. In the event of a dealer’s default under any of the agreements, the Company has the right to reclaim the unsold inventory that was financed under the agreement. Payments made in connection with these agreements were not material for the years ended January 3, 2010, January 2, 2011, and January 1, 2012.

In connection with the nonrecourse agreements, the Company has no obligation to the finance companies except to purchase any inventory repossessed. Sales financed under such agreements totaled approximately $7,276,000, $7,665,000, and $13,064,000 during the years ended January 3, 2010, January 2, 2011, and January 1, 2012, respectively. Sales financed under such agreements totaled approximately $1,679,000 and $3,590,000 for the 13 weeks ended April 3, 2011 and April 1, 2012, respectively.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

Historically, the amount of inventory the Company has repurchased under these financing arrangements has been immaterial.

(b) Other agreements

The Company has royalty agreements with certain artists and other third parties that generally relate to the sale of products with which the artists or other parties are associated. The length of the agreements varies from one year to an indefinite time period. Amounts charged to cost of goods sold in connection with royalty agreements for the years ended January 3, 2010, January 2, 2011, and January 1, 2012 were approximately $5,073,000, $4,518,000 and $5,216,000, respectively. Amounts charged to cost of goods sold in connection with royalty agreements for the 13 weeks ended April 3, 2011 and April 1, 2012 were approximately $1,381,000 and $1,732,000, respectively.

The Company has a purchase commitment for fiscal 2012 of $10,100,000 with a supplier of percussion accessories.

(c) Leases

The Company leases certain computer, manufacturing, testing, and office equipment under capital leases. In addition, the Company has certain manufacturing facilities, manufacturing equipment, warehouse space, office space, and office equipment leases that are accounted for as operating leases and expire through 2016 and thereafter. Certain of these operating leases have renewal options available for additional periods of two to five years at adjusted payment terms and have lease payments that are adjusted for changes in the consumer price index during the lease term.

The following is a schedule of the future minimum lease payments:

(In thousands)	Capital leases	Operating leases

Year:
2012	$728	$11,638
2013	458	9,776
2014	108	8,593
2015	69	7,881
2016	7	7,662
Thereafter	—	17,955

Total	1,370	$63,505

Less amounts representing interest	55

Present value of net minimum capital lease payments	$1,315

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

Rent expense was approximately $10,919,000, $13,759,000 and $13,691,000 during the years ended January 3, 2010, January 2, 2011, and January 1, 2012, respectively. Rent expense was approximately $3,743,000 and $3,684,000 for the 13 weeks ended April 3, 2011 and April 1, 2012, respectively.

(d) Litigation and other

In September 2009, the Company was named as a defendant, together with the National Association of Music Merchants, or NAMM, and Guitar Center, Inc., in a class action lawsuit filed in the U.S. District Court in the Southern District of California (Giambusso v. National Association of Music Merchants, Guitar Center, Inc., Fender Musical Instruments Corporation, Case No. ‘09-CV 2002-LABJMA). The lawsuit alleged that anti-competitive conduct resulted in consumers paying too much for certain guitars and guitar amplifiers between 2004 and 2009. The allegations primarily arose from a consent order agreed to by the FTC and NAMM in April 2009. Shortly thereafter, FMIC, NAMM, Guitar Center, Inc. and several other manufacturers and retailers of fretted instruments and guitar amplifiers, including KMC were named as defendants in additional lawsuits arising out of the same general set of facts. Often referred to as tag-along actions, these follow-on lawsuits are not uncommon. In December 2009, the lawsuits were consolidated into one proceeding by the Judicial Panel on Multidistrict Litigation, or the MDL proceeding (In re Musical Instruments and Equipment Antitrust Litigation, MDL-2121). Following the filing of the consolidated complaint, the Company, together with NAMM, Guitar Center and several other musical instrument manufacturers, moved in the MDL proceeding to dismiss the complaint in its entirety. In August 2011, the court granted the motion to dismiss, but gave the plaintiffs leave to re-file a more specific complaint, which they did in September 2011. The court also granted plaintiffs limited discovery rights, as well as another opportunity to amend their complaint based on information received during the limited discovery period, which is now closed. Plaintiffs filed a second amended complaint in February 2012, purporting to contain more specific allegations. In March 2012, the defendants filed a motion to dismiss the second amended complaint. A hearing on the motion to dismiss was held on May 21, 2012, and the court took the motion under advisement. Although the Company cannot predict the outcome of this matter with certainty, FMIC views the claims against it and the tag-along actions as groundless and without merit. Based on the Company’s valuation of the matter, and considering the results of discovery proceedings to date, the Company believes the possibility of loss is remote.

In the ordinary course of business, the Company is involved in a number of legal proceedings concerning matters arising in connection with the conduct of its business activities. Many of these proceedings are at preliminary stages, and many of these cases seek an indeterminate amount of damages. The Company regularly evaluates the status of legal proceedings to assess whether a loss is probable or there is a reasonable possibility that a loss, or additional loss, may have been incurred and determine if accruals are appropriate. The Company further evaluates each legal proceeding to assess whether an estimate of possible loss or range of loss can be made, if

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

accruals are not appropriate. Any potential loss resulting from these legal proceedings would not be material to the Company’s consolidated financial statements.

(13) Transactions with related parties

For the years ended January 3, 2010, January 2, 2011, and January 1, 2012 and the 13 weeks ended April 3, 2011 and April 1, 2012, the Company had related party sales before discounts and allowances of approximately $23,335,000, $29,810,000 $36,601,000, $8,407,000 and $8,323,000, respectively, to two of the Company’s stockholders that are distributors of the Company’s products in Japan. Accounts receivable of approximately $3,927,000, $2,809,000 and $3,969,000 from the two stockholders are included in accounts receivable – related parties at January 2, 2011, January 1, 2012 and April 1, 2012, respectively.

Pursuant to an employment agreement with the Company’s former Chairman and CEO, William C. Schultz, the Company agreed to pay Mr. Schultz a consulting fee for a period of five years following the end of his employment. The terms of the employment agreement provided that the fees would continue to be payable to Mr. Schultz’s estate in the event of his death. Pursuant to the agreement, the Company paid Mr. Schultz’s widow, Mary Jane Shultz, fees of approximately $505,000 and $112,000 for the years ended January 3, 2010 and January 2, 2011, respectively. The Company had accrued for these payments upon the death of Mr. Schultz; and therefore, there was no impact to the Company’s consolidated statements of operations for 2009 and 2010. Mary Jane Schultz is the trustee of the Bill and Mary Jane Schultz Family Trust, which is one of the Company’s greater than 5% stockholders.

(14) Capital stock

On March 5, 2012, the Company amended its certificate of incorporation to redesignate its Class A common stock as common stock on a share-for-share basis.

The Company’s common stock and Class C common stock have one vote per share and the Class B common stock does not have any voting rights.

The Company’s Class B common stock is convertible into shares of common stock on a share-for-share basis and automatically converts into common stock upon the consummation of an initial public offering.

The Company’s Class C common stock is convertible into shares of common stock on a share-for-share basis, subject to adjustment if additional shares of common stock are issued at a price per share of less than the $7.65 original cost per share of Class C common stock. The Company’s Class C common stock automatically converts into common stock upon the consummation of an initial public offering that results in gross proceeds to the Company of at least $60 million at a price per share to the public of no less than twice the original cost per share of Class C common stock of $7.65.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

The Company’s Class C common stock has special approval rights over certain transactions, and has a senior liquidation preference over the other classes of common stock. Holders of the Company’s Class C common stock are also entitled to receive dividends in preference over holders of other classes of common stock.

At any time on or after December 28, 2006, or in the event of an initial public offering, the holders of the Class C common stock have the right to exercise a put option that would require the Company to redeem all of the Class C common stock within one year of exercise or at the closing of the initial public offering, as applicable. In the event of an initial public offering, any shares of Class C common stock that have not elected to be redeemed shall convert into common stock and the redemption right will be terminated. The redemption value will be the greatest of the liquidation value, the price per share based upon the Company’s fair market value, or the price per share of the common stock sold to the public in an initial public offering, if one had been consummated prior to exercise of the redemption right. Liquidation value is defined as the greater of (i) the $7.65 original cost per share of Class C common stock plus all declared but unpaid dividends, if any, and (ii) the resulting value of converting the Class C shares into shares of common stock. The put option has not been exercised as of April 1, 2012. The put option is also exercisable if the Company is in default under certain agreements to which it is a party.

In addition, the Class C common stock shareholders have “tag-along” rights to participate proportionately in voluntary transfers of common stock made by other FMIC shareholders, have the right to appoint one director to the Company’s Board of Directors prior to an initial public offering by the Company of its common stock, and have the right to require the Company to register for sale to the public shares of the common stock that are issued upon the conversion of the Class C common stock.

Pursuant to a stockholders’ agreement, following termination of employment with the Company, the former CEO of the Company may require the Company to repurchase all or any portion of his common stock at a price equal to the fair market value as of the date of put notice. The employment agreement with the former CEO was terminated on December 31, 2010. This provision expires two years subsequent to the death of the officer or upon an initial public offering. The former CEO holds 482,160 redeemable shares of common stock and Class B common stock at April 1, 2012.

The Class C common stock and the common stock and Class B common stock held by the former CEO are classified as redeemable common stock outside of stockholders’ (deficit) equity as the holders of these shares have the right to exercise put options. The redeemable common stock is measured by recognizing changes in the redemption value and adjusting the carrying value at the end of each reporting period as if it were also the redemption date of the redeemable common stock. The Company uses the fair value of the common stock to determine the redemption value. In determining the fair value of common stock and Class B and C common stock, analysis of the Company’s historical and forecasted financial performance, and a number

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

of objective and subjective factors, including trends in the Company’s industry and the lack of liquidity of the Company’s capital stock, are considered. The valuation is established using generally accepted valuation methodologies, including discounted cash flow analysis, comparable public company analysis and when data deemed relevant is available, comparable acquisitions analysis. The change in the redemption value of the redeemable common stock is recorded in additional paid-in capital until its balance is reduced to zero. Any remaining balance is adjusted through accumulated deficit.

(15) Stock-based compensation

Effective March 1, 1997, the Board of Directors established the Fender Musical Instruments Corporation Stock Option Plan (the 1997 Plan), authorizing the grant of options to purchase 2,156,000 shares of Class B common stock to officers, directors, employees, and independent contractors of the Company. On December 28, 2001, the Company replaced the 1997 Plan with the 2001 Equity Compensation Plan (the 2001 Plan). Options to purchase approximately 1,274,000 shares of Class B common stock were authorized to be issued pursuant to the 2001 Plan. In 2005, the Company amended the 2001 Plan and increased the number of authorized shares by 1,372,000 shares. Options issued under the 1997 and 2001 Plans typically have a 20-year life and vest over one to seven years. No additional options are available for issuance under these plans.

On December 20, 2007, the Company replaced the 2001 Plan with the 2007 Equity Compensation Plan (the 2007 Plan), which was subsequently amended and restated on August 21, 2008. In 2011, the Company amended the 2007 Plan and increased the number of authorized shares by 2,940,000 shares. The 2007 Plan provides that the maximum number of shares that may be issued over the term of the 2007 Plan shall not exceed 8,313,928 shares. Under the 2007 Plan, the Company may issue nonqualified stock options, stock appreciation rights, restricted stock units (RSU), and other share-based awards in the Company’s Class B common stock. Options issued under the 2007 Plan typically have a 10-year life and vest over one to five years. As of April 1, 2012, 769,104 shares of Class B common stock are available for issuance under the 2007 Plan.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

A summary of activity and changes related to stock options is as follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value(1)

		(Per share)	(In years)	(In thousands)
Outstanding, December 28, 2008	4,062,982	$9.88	9.9	$—
Issued	30,380	6.48
Exercised(2)	(2,450)	8.63
Forfeited, cancelled or expired	(478,926)	9.59

Outstanding, January 3, 2010	3,611,986	9.88	9.7	23
Issued	380,436	7.20
Forfeited, cancelled or expired	(137,200)	12.23

Outstanding, January 2, 2011	3,855,222	9.53	8.8	3,892
Issued	3,126,494	10.07
Exercised(2)	(147,000)	7.65
Forfeited, cancelled or expired	(218,638)	12.60

Outstanding, January 1, 2012	6,616,078	$9.72	8.5	$15,552
Forfeited, cancelled or expired	(6,370)	12.80

Outstanding, April 1, 2012 (unaudited)	6,609,708	$9.72	8.2	$29,229

Option exercisable at April 1, 2012 (unaudited)	3,086,510	$9.49	7.6	$14,438

(1)	Aggregate intrinsic value represents the estimated fair value of the Company’s stock price on January 3, 2010 ($7.19), January 2, 2011 ($9.13), January 1, 2012 ($11.83) and April 1, 2012 ($14.10) in excess of the exercise price multiplied by the number of options outstanding or exercisable.

(2)	No intrinsic value or tax benefit was recognized for options exercised during the year ended January 3, 2010. The intrinsic value recognized by options exercised was approximately $218,000 for the year ended January 1, 2012. The related tax benefit recorded was approximately $85,000 for the year ended January 1, 2012.

For the years ended January 3, 2010, January 2, 2011, and January 1, 2012 and the 13 weeks ended April 3, 2011 and April 1, 2012, the Company recognized $2,303,000, $1,563,000, $4,960,000, $351,000 and $2,058,000 as stock-based compensation expense related to the issued stock options. The tax benefit related to stock-based compensation expenses totaled $898,000, $610,000, $1,934,000, $129,000 and $803,000 for the fiscal years ended January 3, 2010, January 2, 2011, and January 1, 2012 and the 13 weeks ended April 3, 2011 and April 1, 2012, respectively. At April 1, 2012, the estimated fair value of nonvested stock-based compensation, net of estimated forfeitures totaled approximately $10,564,000, which will be recognized over the remaining weighted average vesting period of approximately 1.27 years. The weighted average grant-date fair value of stock options granted during the years ended January 3, 2010, January 2, 2011, and January 1, 2012 was $3.26, $3.53 and $5.01, respectively.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

The Company issued RSUs as permitted under the 2007 Plan during fiscal years 2008 and 2010. The fair value of RSUs is determined based upon the fair value of the Company’s Class B common stock on the date of grant. The RSUs vest and become unrestricted five years after the date of grant. Share-based compensation expense is recognized using the same tranche vesting method the Company uses for recognizing expense related to its stock options.

A summary of activity and changes related to RSUs is as follows:

	Nonvested shares	Weighted average grant–date fair value

		(Per share)
Nonvested shares outstanding, December 28, 2008	43,316	$15.34
Granted	—
Vested	(14,406)	15.34

Nonvested shares outstanding, January 3, 2010	28,910	15.34
Granted	29,400	7.20
Vested	(14,406)	15.34

Nonvested shares outstanding, January 2, 2011	43,904	9.89
Granted	—
Vested	(20,384)	12.99

Nonvested shares outstanding, January 1, 2012	23,520	$7.20

The total fair value of RSUs vested during the years ended January 3, 2010, January 2, 2011, and January 1, 2012 was approximately $289,000, $178,000 and $89,000, respectively. The fair value of the nonvested shares as of January 1, 2012 was approximately $278,000. The majority of RSUs which became unrestricted and distributed in 2011 were net-share settled such that the Company withheld shares with value equivalent to the employees’ minimum statutory obligation for the applicable income and other employment taxes, and remitted the cash to the appropriate taxing authorities. No distribution was made for the years ended January 3, 2010 and January 2, 2011. Total payments for the employees’ tax obligations to the taxing authorities were $175,000 and reflected as a financing activity within the consolidated statement of cash flows for the year ended January 1, 2012. There was an aggregate of approximately $139,000, $197,000 and $76,000 of unearned compensation cost related to nonvested shares as of January 3, 2010, January 2, 2011, and January 1, 2012, respectively. This cost is expected to be recognized over a weighted average period of approximately 3.34 years as of January 1, 2012.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

(16) Segment and geographic information

The Company reports segment information based on the management approach, or the way that management organizes the operating segments within Company for which separate financial information is evaluated regularly by the Chief Operating Decision Maker in deciding how to allocate resources. The Company operates in two reportable operating segments as follows:

•

FMI—This operating segment primarily consists of worldwide operations of the Fender owned brands (Fender, Squier, Gretsch guitars, Jackson, Charvel, EVH, Guild and amplifiers,) and European operations of KMC brands as noted below.

•

KMC—This operating segment operates primarily as a distributor of musical instruments and accessories with operations focused in the United States and Canada with smaller operations internationally (primarily in Asia.) In these regions, KMC distributes accessories and sells the following brands-Ovation, Takamine, Genz Benz, Gretsch Drums, Gibraltar, LP and Toca. As noted above, these brands are sold by FMI in Europe.

All significant intercompany transactions are eliminated upon consolidation and there are no differences between the accounting policies used to measure profit and loss for the Company’s segments or on the consolidated basis. Net sales are defined as net sales to external customers. During fiscal 2009, 2010, and 2011, the Company had one customer that accounted for approximately 15%, 17%, and 17% of net sales for the FMI operating segment, respectively. The same customer accounted for approximately 15%, 14%, and 13% of net sales for the KMC operating segment for fiscal 2009, 2010, and 2011, respectively. During the 13 weeks ended April 3, 2011 and April 1, 2012, the Company had one customer that accounted for approximately 18% and 19% of net sales for the FMI operating segment, respectively, and 14% and 13% of net sales for the KMC operating segment, respectively, for the same periods.

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

Summary information for the Company’s operating segments as of and for the three years ended January 3, 2010, January 2, 2011, and January 1, 2012 and for the 13 weeks ended April 3, 2011 and April 1, 2012 was the following (in thousands).

(In thousands)	FMI	KMC	Total

2009:
Net sales	$425,087	$187,434	$612,521
Operating income	25,103	4,706	29,809
Depreciation and amortization	8,351	3,701	12,052
Segment assets	251,487	105,285	356,772

2010:
Net sales	$434,258	$183,572	$617,830
Operating income	5,337	6,580	11,917
Depreciation and amortization	7,321	3,455	10,776
Segment assets	243,511	103,386	346,897

2011:
Net sales	$512,040	$188,514	$700,554
Operating income	38,222	3,601	41,823
Depreciation and amortization	6,553	2,179	8,732
Segment assets	256,413	110,167	366,580

April 3, 2011 (unaudited):
Net sales	$123,138	$46,968	$170,106
Operating income	8,450	450	8,900
Depreciation and amortization	1,658	590	2,248
Segment assets	252,527	108,456	360,983

April 1, 2012 (unaudited):
Net sales	$126,490	$47,279	$173,769
Operating income	5,492	(200)	5,292
Depreciation and amortization	1,860	492	2,352
Segment assets	259,428	110,341	369,769

The Company operates largely in three geographical areas:

•	North America (United States and Canada);

•	Europe (including Africa and Middle East); and

•	International (Asia, Australia and Latin America)

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

The table below present information about the Company’s net sales and long-lived assets, which consists of property and equipment, goodwill and other intangibles as of and for the years ended January 3, 2010, January 2, 2011, and January 1, 2012 and the 13 weeks ended April 3, 2011 and April 1, 2012 (in thousands).

2009	North America	Europe	International	Total

Net sales(a)	$369,626	$180,475	$62,420	$612,521
Long-lived assets	$68,731	$683	$2,959	$72,373

2010	North America	Europe	International	Total

Net sales(a)	$377,644	$165,012	$75,174	$617,830
Long-lived assets	$62,071	$1,366	$3,159	$66,596

2011	North America	Europe	International	Total

Net sales(a)	$417,398	$190,996	$92,160	$700,554
Long-lived assets	$64,599	$1,273	$4,302	$70,174

April 3, 2011 (unaudited)	North America	Europe	International	Total

Net Sales (a)	$102,659	$47,596	$19,851	$170,106
Long-lived assets	$61,540	$1,387	$3,145	$66,072

April 1, 2012 (unaudited)	North America	Europe	International	Total

Net Sales (a)	$108,859	$44,379	$20,531	$173,769
Long-lived assets	$68,165	$1,410	$4,347	$73,922

(a)	Net sales for North America include $333,505, $339,180 and $373,285 from the United States in fiscal 2009, 2010 and 2011, respectively and $92,174 and $98,397 for the 13 weeks ended April 3, 2011 and April 1, 2012, respectively. Long-lived assets for North America include $68,003, $61,406 and $64,031 in the United States as of January 3, 2010, January 2, 2011, and January 1, 2012, respectively and $60,881 and $67,619 for the 13 weeks ended April 3, 2011 and April 1, 2012, respectively.

(17) Subsequent events

The Company has evaluated subsequent events through March 6, 2012, the date of issuance of its consolidated financial statements.

On March 5, 2012, the Company filed an amendment to its certificate of incorporation re-designating its Class A common stock as common stock.

In July of 2012, the Company’s Board of Directors approved a 98-for-1 common stock split in connection with the potential initial public offering of the Company’s common shares. The split was effective July 6, 2012. All common share and per share amounts in the consolidated financial statements have been adjusted retrospectively for all periods presented to reflect the 98-for-1 common stock split. As no change was made to the par value of the common shares, a

Fender Musical Instruments Corporation

and subsidiaries

Notes to consolidated financial statements

January 2, 2011, January 1, 2012 and April 1, 2012

(Information as of April 1, 2012 and for the 13 weeks ended April 3, 2011 and

April 1, 2012 is unaudited)

total of $110,000, $111,000 and $111,000 as of January 3, 2010, January 2, 2011, and April 1, 2012, respectively, was reclassified from accumulated deficit to common stock as a retrospective adjustment.

(18) Subsequent events (unaudited)

The Company has evaluated subsequent events through May 8, 2012, the date that the unaudited interim financial statements were available to be issued.

On May 8, 2012, the Company executed an employment agreement to hire an Executive Vice President and Chief Operating Officer (COO). The COO’s employment will begin in June 2012. The COO will receive 500 shares of restricted stock following the commencement of his employment and an additional 500 shares of restricted stock or RSUs, which will be subject to certain performance-based criteria, after he has been employed by the Company for 60 days.

10,714,286 shares

Common stock

Prospectus

J.P. Morgan	William Blair

Baird	Stifel Nicolaus Weisel	Wells Fargo Securities

                    , 2012

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

Until                     , 2012, all dealers that buy, sell or trade in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information not required in prospectus

Item 13.	Other expenses of issuance and distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the FINRA filing fees and the Nasdaq Global Select Market listing fee.

SEC Registration fee	$22,920
FINRA filing fee	20,500
Nasdaq Global Select Market listing fee	125,000
Printing and engraving expenses	600,000
Legal fees and expenses	2,800,000
Accounting fees and expenses	725,000
Blue sky fees and expenses	5,000
Custodian and transfer agent fees	3,500
Miscellaneous fees and expenses	498,080

Total	$4,800,000

Item 14.	Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the Securities Act).

Our certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our certificate of incorporation also provides that if Delaware law is amended after the date the certificate of incorporation is filed to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, against all expenses and liabilities incurred in connection with their service for or on our behalf. Our certificate of incorporation and bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. Our certificate of incorporation and bylaws also authorize us, by resolution of our board of directors, to indemnify any of our other employees or agents. In addition, our certificate of incorporation permits us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification. We have an insurance policy covering our directors and officers with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We have entered into indemnification agreements with each of our directors and executive officers, a form of which is attached as Exhibit 10.1. With specified exceptions, these agreements provide for indemnification to the fullest extent permitted by law of related expenses, including, among other things, attorneys’ fees, judgments, fines and settlement amounts reasonably incurred by the applicable director or executive officer in any action, proceeding or similar event by reason of such person’s status as a director, officer, employee, agent or fiduciary of the company or any similar status at an entity where the individual is serving at our request. The agreements also provide that, to the fullest extent permitted by law, we will advance all expenses incurred by our directors and executive officers in connection with a legal proceeding in which they may be entitled to indemnification. We have entered into a separate indemnification agreement with entities affiliated with Weston Presidio and Michael Lazarus, who is affiliated with Weston Presidio. The agreement, which is attached as Exhibit 10.2, is similar to our agreements with our other directors and our executive officers, but also provides for indemnification of expenses incurred in connection with any action, proceeding or similar event by reason of or related to the fact that the parties to the indemnification agreement are or may be stockholders or controlling persons of our company.

Reference is made to Section 9 of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 6 of our stockholders’ agreement contained in Exhibits 4.2, 4.3 and 4.4 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our stockholders’ agreement.

Item 15.	Recent sales of unregistered securities

Since December 29, 2008, we have issued the following securities that were not registered under the Securities Act:

1. We granted stock options to purchase 3,537,310 shares of our class B common stock at exercise prices of $6.61 to $8.63 per share on June 17, 2009, $7.20 per share on August 1, 2010, $10.07 per share on June 9, 2011, $10.07 per share on August 15, 2011 and $10.07 per share on October 3, 2011, 300 restricted stock units on May 5, 2010 and 49,000 shares of restricted stock on June 13, 2012, in each case to employees, consultants and directors under our 2007 Equity Compensation Plan.

2. We issued 149,450 shares of our class B common stock upon the exercise of stock options for an aggregate consideration of $1,146,150 on December 24, 2009, March 30, 2011 and June 30, 2011, and issued 54,782 shares of class B common stock upon the distribution of restricted stock units on

June 30, 2011 and December 31, 2011, in each case to employees, consultants and directors under our 2001 and 2007 Equity Compensation Plan.

The sale of securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. All amounts shown above have been adjusted to reflect our 98-for-1 stock split, which occurred on July 6, 2012.

Item 16.	Exhibits and financial statement schedules

(a) Exhibits

Exhibit no.	Description

1.1#	Form of Underwriting Agreement.

3.1#	Third Amended and Restated Certificate of Incorporation.

3.2#	Form of Fourth Amended and Restated Certificate of Incorporation to be effective upon closing.

3.3#	Amended and Restated Bylaws.

3.4#	First Amendment to Amended and Restated Bylaws.

3.5#	Form of Second Amended and Restated Bylaws to be effective upon closing.

3.6#	First Certificate of Amendment of Third Amended and Restated Certificate of Incorporation.

4.1#	Form of Common Stock certificate.

4.2#	Third Amended and Restated Stockholders’ Agreement, dated as of December 28, 2001, by and among Fender Musical Instruments Corporation and certain stockholders listed on the signature pages thereto.

4.3#	First Amendment to Third Amended and Restated Stockholders’ Agreement, dated as of June 24, 2002, by and among Fender Musical Instruments Corporation and certain stockholders listed on the signature pages thereto.

4.4#	Second Amendment to Third Amended and Restated Stockholders’ Agreement, dated as of March 30, 2012, by and among Fender Musical Instruments Corporation and certain stockholders listed on the signature pages thereto.

5.1	Opinion of Sullivan & Cromwell LLP.

10.1#	Form of Indemnification Agreement between Fender Musical Instruments Corporation and each of its directors and executive officers.

10.2#	Amended and Restated Indemnification Agreement, dated as of January 5, 2009, by and among Fender Musical Instruments Corporation, Michael Lazarus, Weston Presidio Capital, IV, L.P., WPC Entrepreneur Fund II, L.P., Weston Presidio Capital III, L.P. and WPC Entrepreneur Fund, L.P.

10.3#	Amended and Restated Indemnification Agreement, dated as of January 20, 2009, by and among Fender Musical Instruments Corporation and Mark H. Fukunaga.

10.4#	First Amended and Restated Fender Musical Instruments Corporation Annual Incentive Plan.

10.5#	1997 Stock Option Plan.

10.6#	Form of Stock Option Agreement under 1997 Stock Option Plan.

10.7#	2001 Equity Compensation Plan.

Exhibit no.	Description

10.8#	First Amendment to 2001 Equity Compensation Plan.

10.9#	Second Amendment to 2001 Equity Compensation Plan.

10.10#	Form of Stock Option Agreement under 2001 Equity Compensation Plan.

10.11#	Form of Stock Purchase Agreement under 2001 Equity Compensation Plan.

10.12#	Form of Notice of Stock Option Grant under 2001 Equity Compensation Plan.

10.13#	2007 Amended and Restated Equity Compensation Plan.

10.14#	Amendment to 2007 Amended and Restated Equity Compensation Plan.

10.15#	Form of Stock Option Agreement under 2007 Amended and Restated Equity Compensation Plan.

10.16#	Form of Stock Purchase Agreement under 2007 Amended and Restated Equity Compensation Plan.

10.17#	Form of Notice of Stock Option Grant under 2007 Amended and Restated Equity Compensation Plan.

10.18#	Form of Restricted Stock Unit Agreement under 2007 Amended and Restated Equity Compensation Plan.

10.19#	Second Amended and Restated Employment Agreement, effective as of February 12, 2012, between Fender Musical Instruments Corporation and Larry E. Thomas.

10.20#	Employment Agreement, dated as of December 2, 2008, between Fender Musical Instruments Corporation and James S. Broenen.

10.21#	First Amendment to Employment Agreement, dated as of April 1, 2010, between Fender Musical Instruments Corporation and James S. Broenen.

10.22#	Second Amendment to Employment Agreement, dated as of August 15, 2011, between Fender Musical Instruments Corporation and James S. Broenen.

10.23#	Amended and Restated Employment Agreement, dated as of December 2, 2008, between Fender Musical Instruments Corporation and Mark D. Van Vleet.

10.24#	First Amendment to Amended and Restated Employment Agreement, dated as of April 1, 2010, between Fender Musical Instruments Corporation and Mark D. Van Vleet.

10.25#	Second Amendment to Amended and Restated Employment Agreement, dated as of August 15, 2011, between Fender Musical Instruments Corporation and Mark D. Van Vleet.

10.26#	Service Agreement, dated as of August 30, 2005, between Fender Musical Instruments Europe Limited and Gordon Raison.

10.27#	Lease, dated as of November 16, 2004, between 1151 Mildred LLC and Fender Musical Instruments Corporation.

10.28#	First Amendment to Lease, dated as of November 6, 2008, between 1151 Mildred LLC and Fender Musical Instruments Corporation.

10.29#	Lease, dated as of March 27, 2008, between Inmobiliaria Calibert, S.A. de C.V. and Instrumentos Musicales Fender, S.A. de C.V.

Exhibit no.	Description

10.30#	First Amendment to Lease, dated as of January 3, 2011, between Inmobiliaria Calibert, S.A. de C.V. and Instrumentos Musicales Fender, S.A. de C.V.

10.31#	Lease between Bercali, S.A. de C.V. and Instrumentos Musicales Fender, S.A. de C.V.

10.32#	Lease Agreement, dated as of January 3, 2011, between Bercali, S.A. de C.V. and Instrumentos Musicales Fender, S.A. de C.V.

10.33#	Term Facility Credit Agreement, dated as of June 7, 2007, by and among Fender Musical Instruments Corporation, the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and Goldman Sachs Credit Partners L.P., as syndication agent.

10.34#	Revolving Facility Credit Agreement, dated as of June 7, 2007, by and among Fender Musical Instruments Corporation, the several lenders from time to time parties thereto, The CIT Group/Commercial Services, Inc. and Wachovia Capital Finance Corporation (Western), as co-documentation agents, Wells Fargo Foothill, LLC, as syndication agent and JPMorgan Chase Bank, N.A., as administrative agent.

10.35#	First Amendment to Revolving Facility Credit Agreement, dated as of April 27, 2011, by and among Fender Musical Instruments Corporation, the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities LLC and Wells Fargo Capital Finance, LLC, as Co-Lead Arrangers, J.P. Morgan Securities LLC, Wells Fargo Capital Finance, LLC and Barclays Capital, as joint bookrunners, and Barclays Capital, as syndication Agent.

10.36#	Lease, dated August 5, 2011, between WDP 17600 LLC and Fender Musical Instruments Corporation.

10.37#	Amendment to Lease, dated December 30, 2011, between WDP 17600 LLC and Fender Musical Instruments Corporation.

10.38#	Second Amended and Restated Fender Musical Instruments Corporation Annual Incentive Plan.

10.39#	2012 Long Term Incentive Plan.

10.40#	Employment Agreement, dated as of May 8, 2012, between Fender Musical Instruments Corporation and James A. Druckrey.

10.41#	Form of Restricted Stock Agreement under 2007 Amended and Restated Equity Compensation Plan.

21.1#	List of subsidiaries.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Sullivan & Cromwell LLP (contained in Exhibit 5.1).

24.1#	Power of Attorney (contained in the signature page to the original filing of this registration statement).

24.2#	Power of Attorney (Kenneth L. Goodson Jr.)

*	To be filed by amendment.
#	Previously filed

(b)	Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable, the required information is not present in amounts sufficient to require submission of such schedules or the information is included in the registrant’s consolidated financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 6 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on this 10th day of July, 2012.

FENDER MUSICAL INSTRUMENTS CORPORATION

By:	/s/ James S. Broenen
James S. Broenen Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

* Larry E. Thomas	Chief Executive Officer (Principal Executive Officer)	July 10, 2012

/s/ James S. Broenen James S. Broenen	Chief Financial Officer (Principal Financial and Accounting Officer)	July 10, 2012

* Conrad A. Conrad	Director	July 10, 2012

* William L. Mendello	Director	July 10, 2012

* Mark Fukunaga	Co-Chairman of the Board	July 10, 2012

* Donald Haider	Director	July 10, 2012

* Kenneth L. Goodson Jr.	Director	July 10, 2012

* Michael P. Lazarus	Co-Chairman of the Board	July 10, 2012

* Robert C. Wood	Director	July 10, 2012

*By: /s/ James S. Broenen James S. Broenen Attorney-in-fact

Index to Exhibits

Exhibit no.	Description

1.1#	Form of Underwriting Agreement.

3.1#	Third Amended and Restated Certificate of Incorporation.

3.2#	Form of Fourth Amended and Restated Certificate of Incorporation to be effective upon closing.

3.3#	Amended and Restated Bylaws.

3.4#	First Amendment to Amended and Restated Bylaws.

3.5#	Form of Second Amended and Restated Bylaws to be effective upon closing.

3.6#	First Certificate of Amendment of Third Amended and Restated Certificate of Incorporation.

4.1#	Form of Common Stock certificate.

4.2#	Third Amended and Restated Stockholders’ Agreement, dated as of December 28, 2001, by and among Fender Musical Instruments Corporation and certain stockholders listed on the signature pages thereto.

4.3#	First Amendment to Third Amended and Restated Stockholders’ Agreement, dated as of June 24, 2002, by and among Fender Musical Instruments Corporation and certain stockholders listed on the signature pages thereto.

4.4#	Second Amendment to Third Amended and Restated Stockholders’ Agreement, dated as of March 30, 2012, by and among Fender Musical Instruments Corporation and certain stockholders listed on the signature pages thereto.

5.1	Opinion of Sullivan & Cromwell LLP.

10.1#	Form of Indemnification Agreement between Fender Musical Instruments Corporation and each of its directors and executive officers.

10.2#	Amended and Restated Indemnification Agreement, dated as of January 5, 2009, by and among Fender Musical Instruments Corporation, Michael Lazarus, Weston Presidio Capital, IV, L.P., WPC Entrepreneur Fund II, L.P., Weston Presidio Capital III, L.P. and WPC Entrepreneur Fund, L.P.

10.3#	Amended and Restated Indemnification Agreement, dated as of January 20, 2009, by and among Fender Musical Instruments Corporation and Mark H. Fukunaga.

10.4#	First Amended and Restated Fender Musical Instruments Corporation Annual Incentive Plan.

10.5#	1997 Stock Option Plan.

10.6#	Form of Stock Option Agreement under 1997 Stock Option Plan.

10.7#	2001 Equity Compensation Plan.

10.8#	First Amendment to 2001 Equity Compensation Plan.

10.9#	Second Amendment to 2001 Equity Compensation Plan.

10.10#	Form of Stock Option Agreement under 2001 Equity Compensation Plan.

10.11#	Form of Stock Purchase Agreement under 2001 Equity Compensation Plan.

10.12#	Form of Notice of Stock Option Grant under 2001 Equity Compensation Plan.

Exhibit no.	Description

10.13#	2007 Amended and Restated Equity Compensation Plan.

10.14#	Amendment to 2007 Amended and Restated Equity Compensation Plan.

10.15#	Form of Stock Option Agreement under 2007 Amended and Restated Equity Compensation Plan.

10.16#	Form of Stock Purchase Agreement under 2007 Amended and Restated Equity Compensation Plan.

10.17#	Form of Notice of Stock Option Grant under 2007 Amended and Restated Equity Compensation Plan.

10.18#	Form of Restricted Stock Unit Agreement under 2007 Amended and Restated Equity Compensation Plan.

10.19#	Second Amended and Restated Employment Agreement, effective as of February 12, 2012, between Fender Musical Instruments Corporation and Larry E. Thomas.

10.20#	Employment Agreement, dated as of December 2, 2008, between Fender Musical Instruments Corporation and James S. Broenen.

10.21#	First Amendment to Employment Agreement, dated as of April 1, 2010, between Fender Musical Instruments Corporation and James S. Broenen.

10.22#	Second Amendment to Employment Agreement, dated as of August 15, 2011, between Fender Musical Instruments Corporation and James S. Broenen.

10.23#	Amended and Restated Employment Agreement, dated as of December 2, 2008, between Fender Musical Instruments Corporation and Mark D. Van Vleet.

10.24#	First Amendment to Amended and Restated Employment Agreement, dated as of April 1, 2010, between Fender Musical Instruments Corporation and Mark D. Van Vleet.

10.25#	Second Amendment to Amended and Restated Employment Agreement, dated as of August 15, 2011, between Fender Musical Instruments Corporation and Mark D. Van Vleet.

10.26#	Service Agreement, dated as of August 30, 2005, between Fender Musical Instruments Europe Limited and Gordon Raison.

10.27#	Lease, dated as of November 16, 2004, between 1151 Mildred LLC and Fender Musical Instruments Corporation.

10.28#	First Amendment to Lease, dated as of November 6, 2008, between 1151 Mildred LLC and Fender Musical Instruments Corporation.

10.29#	Lease, dated as of March 27, 2008, between Inmobiliaria Calibert, S.A. de C.V. and Instrumentos Musicales Fender, S.A. de C.V.

10.30#	First Amendment to Lease, dated as of January 3, 2011, between Inmobiliaria Calibert, S.A. de C.V. and Instrumentos Musicales Fender, S.A. de C.V.

10.31#	Lease between Bercali, S.A. de C.V. and Instrumentos Musicales Fender, S.A. de C.V.

10.32#	Lease Agreement, dated as of January 3, 2011, between Bercali, S.A. de C.V. and Instrumentos Musicales Fender, S.A. de C.V.

Exhibit no.	Description

10.33#	Term Facility Credit Agreement, dated as of June 7, 2007, by and among Fender Musical Instruments Corporation, the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and Goldman Sachs Credit Partners L.P., as syndication agent.

10.34#	Revolving Facility Credit Agreement, dated as of June 7, 2007, by and among Fender Musical Instruments Corporation, the several lenders from time to time parties thereto, The CIT Group/Commercial Services, Inc. and Wachovia Capital Finance Corporation (Western), as co-documentation agents, Wells Fargo Foothill, LLC, as syndication agent and JPMorgan Chase Bank, N.A., as administrative agent.

10.35#	First Amendment to Revolving Facility Credit Agreement, dated as of April 27, 2011, by and among Fender Musical Instruments Corporation, the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities LLC and Wells Fargo Capital Finance, LLC, as Co-Lead Arrangers, J.P. Morgan Securities LLC, Wells Fargo Capital Finance, LLC and Barclays Capital, as joint bookrunners, and Barclays Capital, as syndication Agent.

10.36#	Lease, dated August 5, 2011, between WDP 17600 LLC and Fender Musical Instruments Corporation.

10.37#	Amendment to lease, dated December 30, 2011, between WDP 17600 LLC and Fender Musical Instruments Corporation.

10.38#	Second Amended and Restated Fender Musical Instruments Corporation Annual Incentive Plan.

10.39#	2012 Long Term Incentive Plan.

10.40#	Employment Agreement, dated as of May 8, 2012, between Fender Musical Instruments Corporation and James A. Druckrey.

10.41#	Form of Restricted Stock Agreement under 2007 Amended and Restated Equity Compensation Plan.

21.1#	List of subsidiaries.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Sullivan & Cromwell LLP (contained in Exhibit 5.1).

24.1#	Power of Attorney (contained in the signature page to the original filing of this registration statement).

24.2#	Power of Attorney (Kenneth L. Goodson Jr.)

*	To be filed by amendment.
#	Previously filed.